UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 17, 2021

Teledyne Technologies Incorporated

(Exact name of registrant as specified in its charter)

Delaware	1-15295	25-1843385
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1049 Camino Dos Rios Thousand Oaks, California	91360-2362
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (805) 373-4545

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240. 13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $.01 per share	TDY	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.	Entry into Material Definitive Agreement.

Background

As previously announced, Teledyne Technologies Incorporated (“Teledyne” or the “Company”) entered into an Agreement and Plan of Merger dated January 4, 2021 (the “Merger Agreement”), with FLIR Systems, Inc., a Delaware corporation (“FLIR”), Firework Merger Sub I, Inc., a Delaware corporation and wholly owned subsidiary of Teledyne (“Merger Sub I”), Firework Merger Sub II, LLC, a Delaware limited liability company and wholly owned subsidiary of Teledyne (“Merger Sub II”), and Teledyne that provides for a two-step merger (the “Mergers”) that will result in FLIR becoming a wholly owned subsidiary of Teledyne (the “FLIR Acquisition”). In connection with the Merger Agreement, Teledyne entered into a commitment letter dated January 4, 2021 (as supplemented by that certain Joinder Letter to Bridge Facility dated as of January 19, 2021, and as further amended, supplemented or otherwise modified as provided below, the “Bridge Facility Commitment Letter”), with BofA Securities, Inc., Bank of America, N.A. (“Initial Bridge Lender”) and the other lenders party to that Joinder Letter pursuant to which the Initial Bridge Lender and such other lenders committed to provide Teledyne with a $4.5 billion senior 364-day bridge term loan facility (the “Bridge Facility”). The Bridge Facility was intended to be used to fund a portion of the cash consideration for the Mergers. None of the Bridge Facility has currently been funded.

Notes Offering

On March 22, 2021, Teledyne completed the public offer and sale of senior notes (the “Notes Offering”), which consisted of $300,000,000 0.650% Notes due 2023 (the “2023 Notes”), $450,000,000 0.950% Notes due 2024 (the “2024 Notes”), $450,000,000 1.600% Notes due 2026 (the “2026 Notes”), $700,000,000 2.250% Notes due 2028 (the “2028 Notes”), and $1,100,000,000 2.750% Notes due 2031 (the “2031 Notes” and, together with the 2023 Notes, the 2024 Notes, the 2026 Notes, and the 2028 Notes, each, a “Note” and collectively, the “Notes”). The Company intends to use the net proceeds from the sale of the Notes, together with cash on hand, to (i) fund a portion of the purchase price for the FLIR Acquisition and (ii) pay fees and expenses in connection with the FLIR Acquisition.

The Notes were offered and sold pursuant to the Company’s shelf registration statement on Form S-3, which became effective on March 4, 2021 (File No. 333-253860). The Notes were issued pursuant to an Indenture, dated as of March 22, 2021 (the “Base Indenture”), between the Company and U.S. Bank National Association, as trustee (the “Trustee”), as supplemented by a First Supplemental Indenture, dated as of March 22, 2021 (the “First Supplemental Indenture” and, together with the Base Indenture, the “Indenture”), between the Company and the Trustee. Interest on the Notes is payable semi-annually on April 1 and October 1 of each year, commencing October 1, 2021. The 2023 Notes mature on April 1, 2023, the 2024 Notes mature on April 1, 2024, the 2026 Notes mature on April 1, 2026, the 2028 Notes Mature on April 1, 2028 and the 2031 Notes mature on April 1, 2031. The Notes are direct, unsecured senior obligations of the Company and rank equally with the Company’s other senior and unsubordinated debt, except to the extent provided for in the applicable prospectus supplement. Teledyne may redeem the 2023 Notes at any time in whole, or from time to time in part, prior to maturity and the other Notes at any time in whole, or from time to time in part, prior to the applicable par call date at the applicable redemption price described in the Indenture. On or after the applicable par call date for the 2024 Notes, the 2026 Notes, the 2028 Notes, and the 2031 Notes, such Notes will be redeemable, at Teledyne’s option, at any time in whole, or from time to time in part, at a price equal to 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest on the Notes to be redeemed to, but excluding, the date of redemption. The Company may be required to make an offer to purchase the Notes upon the occurrence of a “change of control triggering event” as described in the Indenture.

If the closing of the FLIR Acquisition has not occurred on or prior to the earlier of (i) December 31, 2021 and (ii) the date the Merger Agreement, including any amendment thereof, is terminated according to its terms, Teledyne will redeem the 2023 Notes, the 2024 Notes, the 2026 Notes, and the 2031 Notes in whole at a special mandatory redemption price equal to 101% of the aggregate principal amount of such Notes, plus accrued and unpaid interest on the principal amount of such notes to but excluding the special mandatory redemption date, as further described in the Indenture.

The Indenture includes certain customary covenants that, among other things, limit the Company’s and its subsidiaries’ ability to grant liens to secure indebtedness or engage in sale and leaseback transactions and the Company’s ability to merge or consolidate with, or convey, transfer or lease all or substantially all of its assets to, a third party, as well as a requirement that Teledyne cause Teledyne FLIR, LLC, to become a guarantor of the Notes within 30 days of the FLIR Acquisition if certain conditions are met, all as further described in the Indenture. Each of these limitations is subject to certain important qualifications and exceptions. The Indenture also includes certain customary events of default. The occurrence of an event of default will either automatically, in certain instances, or upon declaration by the Trustee or the holders of at least 25% in aggregate principal amount of the Notes at the time outstanding, in other instances, cause the acceleration of the amounts due under the Notes.

The foregoing description of the Notes and the Indenture does not purport to be complete and is qualified in its entirety by reference to the Base Indenture and the First Supplemental Indenture and the form of each Note, copies of which are filed as Exhibits 4.1, 4.2, 4.3, 4.4, 4.5, 4.6, and 4.7, respectively, hereto and are incorporated herein by reference.

Permanent Reduction of Bridge Facility

As noted above, Teledyne entered into a commitment letter dated January 4, 2021 that provides for the $4.5 billion senior 364-day Bridge Facility, of which none has been currently funded.

On March 4, 2021, Teledyne, as borrower, entered into a $1.0 billion Term Loan Credit Agreement with the several banks and other financial institutions from time to time parties thereto as lenders and Bank of America, N.A., as administrative agent (the “2021 Term Loan Credit Agreement”). The credit facilities under the 2021 Term Loan Credit Agreement replace $1.0 billion of the commitments of the Initial Bridge Lender under the Bridge Facility Commitment Letter. The net cash proceeds from the issuance of the Notes replace and permanently reduce the commitments under the Bridge Facility by a corresponding amount.

Item 2.03.	Creation of Direct Financial Obligation.

The information set forth in Item 1.01 above with respect to the Notes and the Indenture is incorporated by reference into this Item 2.03 insofar as it relates to the creation of a direct financial obligation.

Item 8.01.	Other Events.

Underwriting Agreement

The Notes were sold pursuant to an Underwriting Agreement dated March 8, 2021 (the “Underwriting Agreement”) by and among the Company and BofA Securities, Inc. and J.P. Morgan Securities LLC, as representatives of the several underwriters named in Schedule A thereto. The Underwriting Agreement contains customary representations, warranties and covenants of the Company, conditions to closing, indemnification rights and obligations of the parties, and termination provisions.

The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the Underwriting Agreement, a copy of which is filed as Exhibit 1.1 hereto and is incorporated herein by reference.

A copy of the opinion delivered by McGuireWoods LLP, counsel to the Company, regarding the legality of the Notes is filed as Exhibit 5.1 hereto.

Prepayment of Notes under Note Purchase Agreements

On March 17, 2021, pursuant to a previously issued irrevocable notice of prepayment, Teledyne prepaid in full all notes outstanding (the “NPA Notes”) under Note Purchase Agreements dated September 23, 2014, August 27, 2015 and April 18, 2017 previously issued by Teledyne and its subsidiary Teledyne Netherlands B.V. (the “Note Purchase Agreements”) for a total amount of approximately $509.4 million, which was the amount equal to the principal balance, accrued interest and the make-whole amount calculated under each applicable Note Purchase Agreement as of March 17, 2021. As a result of the prepayment and cancellation of the NPA Notes on March 17, 2021, all related subsidiary guarantees of the NPA Notes were also terminated and released.

Completion of Notes Offering

On March 22, 2021, Teledyne issued a press release announcing the completion of the Notes Offering. A copy of the press release is attached as Exhibit 99.1 and incorporated by reference herein.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

1.1	Underwriting Agreement dated March 8, 2021 by and among Teledyne Technologies Incorporated and BofA Securities, Inc. and J.P. Morgan Securities LLC, as representatives of the several underwriters named in Schedule A thereto.*

4.1	Indenture, dated as of March 22, 2021, between Teledyne Technologies Incorporated and U.S. Bank National Association, as trustee.*

4.2	First Supplemental Indenture, dated as of March 22, 2021, between Teledyne Technologies Incorporated and U.S. Bank National Association, as trustee.*

4.3	Form of 0.650% Notes due 2023 (form included as Exhibit A to the First Supplemental Indenture being filed herewith as Exhibit 4.2).*

4.4	Form of 0.950% Notes due 2024 (form included as Exhibit B to the First Supplemental Indenture being filed herewith as Exhibit 4.2).*

4.5	Form of 1.600% Notes due 2026 (form included as Exhibit C to the First Supplemental Indenture being filed herewith as Exhibit 4.2).*

4.6	Form of 2.250% Notes due 2028 (form included as Exhibit D to the First Supplemental Indenture being filed herewith as Exhibit 4.2).*

4.7	Form of 2.750% Notes due 2031 (form included as Exhibit E to the First Supplemental Indenture being filed herewith as Exhibit 4.2).*

5.1	Opinion of McGuireWoods LLP.*

23.1	Consent of McGuireWoods LLP (contained in Exhibit 5.1 filed herewith).*

99.1	Press Release, dated March 22, 2021, of Teledyne Technologies Incorporated.*

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TELEDYNE TECHNOLOGIES INCORPORATED

By:	/s/ Melanie S. Cibik
Melanie S. Cibik
Senior Vice President, General Counsel, Chief Compliance Officer and Secretary
Dated: March 22, 2021

Exhibit 1.1

TELEDYNE TECHNOLOGIES INCORPORATED

(Delaware corporation)

$300,000,000 0.650% Notes due 2023

$450,000,000 0.950% Notes due 2024

$450,000,000 1.600% Notes due 2026

$700,000,000 2.250% Notes due 2028

$1,100,000,000 2.750% Notes due 2031

UNDERWRITING AGREEMENT

Dated: March 8, 2021

TELEDYNE TECHNOLOGIES INCORPORATED

(Delaware corporation)

$300,000,000 0.650% Notes due 2023

$450,000,000 0.950% Notes due 2024

$450,000,000 1.600% Notes due 2026

$700,000,000 2.250% Notes due 2028

$1,100,000,000 2.750% Notes due 2031

UNDERWRITING AGREEMENT

March 8, 2021

BofA Securities, Inc.

J.P. Morgan Securities LLC

U.S. Bancorp Investments, Inc.

as Representatives of the several Underwriters

c/o BofA Securities, Inc.

One Bryant Park

New York, New York 10036

c/o J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

c/o U.S. Bancorp Investments, Inc.

214 North Tryon Street, 26th Floor

EX-NC-WSTC

Charlotte, North Carolina 28202

Ladies and Gentlemen:

Teledyne Technologies Incorporated, Delaware corporation (the “Company”), confirms its agreement with the Underwriters named in Schedule A hereto (collectively, the “Underwriters,” which term shall also include any underwriter substituted as hereinafter provided in Section 10 hereof), for whom BofA Securities, Inc., J.P. Morgan Securities LLC and U.S. Bancorp Investments, Inc. are acting as representatives (in such capacity, the “Representatives”), with respect to the sale by the Company and the purchase by the Underwriters, acting severally and not jointly, of the respective principal amounts set forth in such Schedule A of (i) $300,000,000 aggregate principal amount of the Company’s 0.650% Notes due 2023 (the “2023 Notes”), (ii) $450,000,000 aggregate principal amount of the Company’s 0.950% Notes due 2024 (the “2024 Notes”), (iii) $450,000,000 aggregate principal amount of the Company’s 1.600% Notes due 2026 (the “2026 Notes”), (iv) $700,000,000 aggregate principal amount of the Company’s 2.250% Notes due 2028 (the “2028 Notes”), and (v) $1,100,000,000 aggregate principal amount of the Company’s 2.750% Notes due 2031 (the “2031 Notes” and, together with the 2023 Notes, the 2024 Notes, the 2026 Notes and the 2028 Notes, the “Notes”).

The Notes will be issued pursuant to an indenture, dated the Closing Date (as defined in Section 2 below) (the “Base Indenture”), between the Company and U.S. Bank National Association, as trustee (the “Trustee”). Certain terms of the Notes will be established pursuant to one or multiple supplemental indentures (the “Supplemental Indenture”) to the Base Indenture (together with the Base Indenture, the “Indenture”). The Notes will be issued in book-entry form in the name of Cede & Co., as nominee of The Depository Trust Company (“DTC”), pursuant to a Letter of Representations, to be dated on or before the Closing Date (the “DTC Agreement”), among the Company, the Trustee and DTC.

Prior to the date hereof, the Company, Firework Merger Sub I, Inc., Firework Merger Sub II, LLC, and FLIR Systems, Inc., a Delaware corporation (“FLIR”), entered into that certain Agreement and Plan of Merger, dated as of January 4, 2021 (together with all exhibits, schedules and other disclosure letters thereto, collectively, as may be amended, the “Merger Agreement”) in connection with the proposed merger (the “Merger”) of the Company and FLIR.

The Company has prepared and filed with the Securities and Exchange Commission (the “Commission”) an “automatic shelf registration statement,” as defined under Rule 405 (“Rule 405”) under the 1933 Act of 1933, as amended (the “1933 Act”), on Form S-3 (File No. 333-253860) covering the public offering and sale of certain securities of the Company, including the Notes, under the 1933 Act and the rules and regulations promulgated thereunder (the “1933 Act Regulations”), which automatic shelf registration statement became effective under Rule 462(e) of the 1933 Act Regulations (“Rule 462(e)”). Such registration statement, as of any time, means such registration statement as amended by any post-effective amendments thereto at such time, including the exhibits and any schedules thereto at such time, the documents incorporated or deemed to be incorporated by reference therein at such time pursuant to Item 12 of Form S-3 under the 1933 Act and the documents otherwise deemed to be a part thereof as of such time pursuant to Rule 430B of the 1933 Act Regulations (“Rule 430B”), is referred to herein as the “Registration Statement”; provided, however, that the “Registration Statement” without reference to a time means such registration statement as amended by any post-effective amendments thereto as of the time of the first contract of sale for the Notes, which time shall be considered the “new effective date” of the Registration Statement with respect to the Notes within the meaning of Rule 430B(f)(2), including the exhibits and schedules thereto as of such time, the documents incorporated or deemed to be incorporated by reference therein at such time pursuant to Item 12 of Form S-3 under the 1933 Act and the documents otherwise deemed to be a part thereof as of such time pursuant to the Rule 430B. Each preliminary prospectus supplement and the base prospectus used in connection with the offering of the Notes, including the documents incorporated or deemed to be incorporated by reference therein pursuant to Item 12 of Form S-3 under the 1933 Act immediately prior to the Applicable Time (as defined below), are collectively referred to herein as a “preliminary prospectus.” Promptly after execution and delivery of this Agreement, the Company will prepare and file a final prospectus supplement relating to the Notes in accordance with the provisions of Rule 424(b) of the 1933 Act Regulations (“Rule 424(b)”). The final prospectus supplement and the base prospectus, in the form first furnished to the Underwriters for use in connection with the offering and sale of the Notes, including the documents incorporated or deemed to be incorporated by reference therein pursuant to Item 12 of Form S-3 under the 1933 Act immediately prior to the Applicable Time, are collectively referred to herein as the “Prospectus.” For purposes of this Agreement, all references to the Registration Statement, any preliminary prospectus or the Prospectus or any amendment or supplement thereto shall be deemed to include the copy filed with the Commission pursuant to its Electronic Data Gathering, Analysis and Retrieval system (or any successor system) (“EDGAR”).

As used in this Agreement:

“Applicable Time” means 6:00 P.M., New York City time, on March 8, 2021 or such other time as agreed by the Company and the Representatives.

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“General Disclosure Package” means each Issuer General Use Free Writing Prospectus issued at or prior to the Applicable Time and the most recent preliminary prospectus (including any documents incorporated therein by reference) that is distributed to prospective investors prior to the Applicable Time, all considered together.

“Issuer Free Writing Prospectus” means any “issuer free writing prospectus,” as defined in Rule 433 of the 1933 Act Regulations (“Rule 433”), including, without limitation, any “free writing prospectus” (as defined in Rule 405) relating to the Notes that is (i) required to be filed with the Commission by the Company, (ii) a “road show that is a written communication” within the meaning of Rule 433(d)(8)(i), whether or not required to be filed with the Commission, or (iii) exempt from filing with the Commission pursuant to Rule 433(d)(5)(i) because it contains a description of the Notes or of the offering thereof that does not reflect the final terms, in each case in the form filed or required to be filed with the Commission or, if not required to be filed, in the form retained in the Company’s records pursuant to Rule 433(g).

“Issuer General Use Free Writing Prospectus” means any Issuer Free Writing Prospectus that is intended for general distribution to investors, as evidenced by its being specified in Schedule B hereto.

“Issuer Limited Use Free Writing Prospectus” means any Issuer Free Writing Prospectus that is not an Issuer General Use Free Writing Prospectus.

All references in this Agreement to financial statements and schedules and other information which is “contained,” “included” or “stated” (or other references of like import) in the Registration Statement, any preliminary prospectus or the Prospectus shall be deemed to include all such financial statements and schedules and other information incorporated or deemed to be incorporated by reference in the Registration Statement, any preliminary prospectus or the Prospectus, as the case may be, prior to the Applicable Time; and all references in this Agreement to amendments or supplements to the Registration Statement, any preliminary prospectus or the Prospectus shall be deemed to include the filing of any document under the Securities 1934 Act of 1934, as amended (the “1934 Act”), and the rules and regulations promulgated thereunder (the “1934 Act Regulations”) incorporated or deemed to be incorporated by reference in the Registration Statement, such preliminary prospectus or the Prospectus, as the case may be, at or after the Applicable Time.

This Agreement, the Indenture and the Notes are referred to herein, collectively, as the “Operative Documents.”

SECTION 1. Representations and Warranties.

(a) Representations and Warranties by the Company. The Company makes the following representations and warranties to each Underwriter at the date hereof, the Applicable Time and the Closing Time (as defined below) as set forth below, with respect to the Company, FLIR, and their respective subsidiaries. Each representation and warranty included in this Section 1(a) with respect to FLIR (and KPMG LLP, as accountants to FLIR) is qualified in its entirety by the knowledge of the Company (as defined on Schedule F) and except as otherwise provided in the FLIR Disclosure Package (as defined in Schedule F):

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(i) Compliance of the Registration Statement, the Prospectus and Incorporated Documents. The Company meets the requirements for use of Form S-3 under the 1933 Act. The Registration Statement is an automatic shelf registration statement under Rule 405 and the Notes have been and remain eligible for registration by the Company on such automatic shelf registration statement. Each of the Registration Statement and any post-effective amendment thereto has become effective under the 1933 Act. No stop order suspending the effectiveness of the Registration Statement or any post-effective amendment thereto has been issued under the 1933 Act, no notice of objection of the Commission to the use of the Registration Statement or any post-effective amendment thereto pursuant to Rule 401(g)(2) of the 1933 Act Regulations (“Rule 401(g)(2)”) has been received by the Company, no order preventing or suspending the use of any preliminary prospectus or the Prospectus or any amendment or supplement thereto has been issued to the Company and no proceedings for any of those purposes have been instituted or are pending or, to the Company’s knowledge, contemplated. The Company has complied with each request (if any) from the Commission for additional information. In addition, the Indenture has been duly qualified under the Trust Indenture Act of 1939, as amended, and the rules and regulations promulgated thereunder (the “Trust Indenture Act”).

Each of the Registration Statement and any post-effective amendment thereto, at the time of its effectiveness, each deemed effective date with respect to the Underwriters pursuant to Rule 430B(f)(2), the Applicable Time and the Closing Time complied and will comply in all material respects with the requirements of the 1933 Act, the 1933 Act Regulations and the Trust Indenture Act. Each preliminary prospectus and the Prospectus and any amendment or supplement thereto, at the time each was filed with the Commission, and, in each case, the Applicable Time and the Closing Time complied and will comply in all material respects with the requirements of the 1933 Act, the 1933 Act Regulations and the Trust Indenture Act, and each preliminary prospectus and the Prospectus are identical to the electronically transmitted copies thereof filed with the Commission pursuant to EDGAR, except to the extent permitted by Regulation S-T.

The documents incorporated or deemed to be incorporated by reference in the Registration Statement, the General Disclosure Package and the Prospectus, when they became effective or at the time they were or hereafter are filed with the Commission, complied and will comply in all material respects with the requirements of the 1934 Act and the 1934 Act Regulations.

(ii) Accurate Disclosure. Neither the Registration Statement nor any amendment thereto, at its effective time, on the date hereof or at the Closing Time, contained, contains or will contain an untrue statement of a material fact or omitted, omits or will omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading. At the Applicable Time, neither (A) the General Disclosure Package nor (B) any individual Issuer Limited Use Free Writing Prospectus, when considered together with the General Disclosure Package, included, includes or will include an untrue statement of a material fact or omitted, omits or will omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Neither the Prospectus nor any amendment or supplement thereto (including any prospectus wrapper), as of its issue date, at the time of any filing with the Commission pursuant to Rule 424(b) or at the Closing Time, included, includes or will include an untrue statement of a material fact or omitted, omits or will omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The documents incorporated or deemed to be incorporated by reference in the Registration Statement, the General Disclosure Package and the Prospectus, at the time the Registration Statement became effective or when such incorporated documents were filed with the Commission, as the case may be, when read together with the other information in the Registration Statement, the General Disclosure Package or the Prospectus, as the case may be, did not, does not and will not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

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The representations and warranties in this subsection shall not apply to statements in or omissions from the Registration Statement or any amendment thereto or the General Disclosure Package or the Prospectus or any amendment or supplement thereto made in reliance upon and in conformity with written information furnished to the Company by any Underwriter through the Representatives expressly for use therein. For purposes of this Agreement, the only information so furnished shall be the first sentence of the first paragraph under “Underwriting (Conflicts of Interest)—Commissions and Discounts” and the third sentence under “Underwriting (Conflicts of Interest)—New Issue of Notes,” in each case, contained in the Registration Statement, the preliminary prospectus contained in the General Disclosure Package and the Prospectus (collectively, the “Underwriter Information”).

(iii) Issuer Free Writing Prospectuses. No Issuer Free Writing Prospectus conflicts or will conflict with the information contained in the Registration Statement, any preliminary prospectus or the Prospectus, including any document incorporated by reference therein, that has not been superseded or modified. If at any time following issuance of an Issuer Free Writing Prospectus there occurred or occurs an event or development as a result of which such Issuer Free Writing Prospectus conflicted or would conflict with the information contained in the Registration Statement, the General Disclosure Package or the Prospectus, the Company has promptly notified or will promptly notify the Representatives and has promptly amended or supplemented or will promptly amend or supplement, at its own expense, such Issuer Free Writing Prospectus to eliminate or correct such conflict. The foregoing two sentences do not apply to statements in or omissions from any Issuer Free Writing Prospectus based upon and in conformity with written information furnished to the Company by any Underwriter through the Representatives specifically for use therein, it being understood and agreed that the only such information furnished by any Underwriter through the Representatives consists of the Underwriter Information.

Any offer that is a written communication relating to the Notes made prior to the initial filing of the Registration Statement by the Company or any person acting on its behalf (within the meaning, for this paragraph only, of paragraph (c) of Rule 163 of the 1933 Act Regulations (“Rule 163(c)”)) has been filed with the Commission in accordance with the exemption provided by Rule 163(c) and otherwise complied with the requirements of Rule 163, including, without limitation, the legending requirement, to qualify such offer for the exemption from Section 5(c) of the 1933 Act provided by Rule 163(c).

(iv) Distribution of Offering Material by the Company. The Company has not distributed and will not distribute, prior to the later of the Closing Time and the completion of the Underwriters’ distribution of the Notes, any offering material in connection with the offering and sale of the Notes other than the Registration Statement, the General Disclosure Package, the Prospectus, any Issuer Free Writing Prospectus reviewed and consented to by the Representatives and listed on Schedule B hereto or any electronic road show or other written communications reviewed and consented to by the Representatives and listed on Schedule C hereto (each a, “Company Additional Written Communication”). Each such Company Additional Written Communication, when taken together with the Disclosure Package, did not, and at the Closing Date will not, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The preceding sentence does not apply to statements in or omissions from the Company Additional Written Communication based upon and in conformity with written information furnished to the Company by any Underwriter through the Representatives specifically for use therein, it being understood and agreed that the only such information furnished by any Underwriter through the Representatives consists of the Underwriter Information.

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(v) No Applicable Registration or Other Similar Rights. There are no persons with registration or other similar rights to have any equity or debt securities registered for sale under the Registration Statement or included in the offering contemplated by this Agreement, except for such rights as have been duly waived.

(vi) Well-Known Seasoned Issuer. (A) At the original effectiveness of the Registration Statement, (B) at the time of the most recent amendment thereto for the purposes of complying with Section 10(a)(3) of the 1933 Act (whether such amendment was by post-effective amendment, incorporated report filed pursuant to Section 13 or 15(d) of the 1934 Act or form of prospectus), (C) at the time the Company or any person acting on its behalf (within the meaning, for this clause only, of Rule 163(c)) made any offer relating to the Notes in reliance on the exemption of Rule 163, (D) at the date of this Agreement and (E) at the Applicable Time, the Company was and is a “well-known seasoned issuer,” as defined in Rule 405.

(vii) Company Not Ineligible Issuer. (A) At the time of filing the Registration Statement and any post-effective amendment thereto, (B) at the earliest time thereafter that the Company or another offering participant made a bona fide offer (within the meaning of Rule 164(h)(2) of the 1933 Act Regulations) of the Notes, (C) at the date of this Agreement and (D) at the Applicable Time, the Company was not and is not an “ineligible issuer,” as defined in Rule 405, without taking account of any determination by the Commission pursuant to Rule 405 that it is not necessary that the Company be considered an ineligible issuer.

(viii) Independent Accountants. Deloitte & Touche LLP, accountants to the Company, who certified the financial statements and supporting schedules of the Company included in the Registration Statement, the General Disclosure Package and the Prospectus are independent public accountants as required by the 1933 Act, the 1933 Act Regulations, the 1934 Act, the 1934 Act Regulations and the Public Accounting Oversight Board. KPMG LLP, accountants to FLIR, who certified the financial statements and supporting schedules of FLIR included in the Registration Statement, the General Disclosure Package and the Prospectus are independent public accountants as required by the 1933 Act, the 1933 Act Regulations, the 1934 Act, the 1934 Act Regulations and the Public Accounting Oversight Board.

(ix) Financial Statements; Non-GAAP Financial Measures. The financial statements of the Company incorporated by reference or included, as applicable, in the Registration Statement, the General Disclosure Package and the Prospectus, together with the related schedules and notes, present fairly in all material respects the financial position of the Company and its consolidated subsidiaries at the dates indicated and the statement of operations, stockholders’ equity and cash flows of the Company and its consolidated subsidiaries for the periods specified; said financial statements have been prepared in conformity with U.S. generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods involved. The financial statements of FLIR and its consolidated subsidiaries incorporated by reference or included, as applicable, in the Registration Statement, the General Disclosure Package and the Prospectus present fairly in all material respects the information set forth therein, have been prepared in conformity with GAAP applied on a consistent basis and otherwise have been prepared in accordance with the financial statement requirements of Rule 3-05 or Rule 3-14 of Regulation S-X, as applicable. The supporting schedules, if any, present fairly in all material respects in accordance with GAAP the information required to be stated therein. The selected financial data and the summary financial information incorporated by reference or included, as applicable, in the Registration Statement, the General Disclosure Package and the Prospectus present fairly in all material respects the information shown therein and have been compiled on a basis consistent with that of the audited financial statements incorporated by reference or included, as applicable, therein. The pro forma financial statements

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and the related notes thereto included in the Registration Statement, the General Disclosure Package and the Prospectus present fairly in all material respects the information shown therein, have been prepared in accordance with the Commission’s rules and guidelines with respect to pro forma financial statements and have been properly compiled on the bases described therein, and the assumptions used in the preparation thereof are reasonable and the adjustments used therein are appropriate to give effect to the transactions and circumstances referred to therein. Except as incorporated by reference or included therein, no historical or pro forma financial statements or supporting schedules are required to be included or incorporated by reference in the Registration Statement, the General Disclosure Package or the Prospectus under the 1933 Act, the 1933 Act Regulations, the 1934 Act or the 1934 Act Regulations. All disclosures contained or incorporated by reference in the Registration Statement, the General Disclosure Package or the Prospectus, if any, regarding “non-GAAP financial measures” (as such term is defined by the rules and regulations of the Commission) comply with Regulation G under the 1934 Act and Item 10 of Regulation S-K under the 1933 Act, to the extent applicable. The interactive data in eXtensible Business Reporting Language incorporated by reference in the Registration Statement, the General Disclosure Package and the Prospectus presents the information called for in all material respects and has been prepared in accordance with the Commission’s rules and guidelines applicable thereto.

(x) No Material Adverse Change. Except as described in the Registration Statement, the General Disclosure Package and the Prospectus, since the respective dates as of which information is given therein, (A) neither the Company, FLIR, nor any of their respective subsidiaries has sustained any loss or interference with its business that is material to the Company and its subsidiaries, considered as one entity, from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor dispute or court or governmental action, order or decree, (B)(i) with respect to the Company and its subsidiaries, there has been no material adverse change in the condition, financial or otherwise, or in the earnings, business affairs or business prospects of the Company and its subsidiaries considered as one enterprise, whether or not arising in the ordinary course of business, and (ii) with respect to FLIR and its subsidiaries, there has been no material adverse change in the condition, financial or otherwise, or in the earnings, business affairs or business prospects of the Company, FLIR, and their respective subsidiaries, considered as one enterprise pro forma for the Merger, whether or not arising in the ordinary course of business (as applicable, a “Material Adverse Change”), and (C)(i) with respect to the Company and its subsidiaries, there have been no transactions entered into by the Company or any of its subsidiaries, other than those in the ordinary course of business, which are material with respect to the Company and its subsidiaries considered as one enterprise, and (ii) with respect to FLIR and its subsidiaries, there have been no transactions entered into by FLIR or any of its subsidiaries, other than those in the ordinary course of business, which are material with respect to the Company, FLIR, and their respective subsidiaries, considered as one enterprise pro forma for the Merger.

(xi) Good Standing of the Company and FLIR. Each of the Company and FLIR has been duly incorporated and is validly existing as a corporation in good standing under the laws of the State of Delaware and has all corporate power and authority to own, lease and operate its properties and conduct its business as described in the Registration Statement, the General Disclosure Package and the Prospectus and to enter into and perform its obligations under, and to consummate the transactions contemplated in, the Operative Documents. Each of the Company and FLIR is duly qualified to transact business and is in good standing in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business, except where the failure so to qualify or to be in good standing would not, singly or in the aggregate, result in a material adverse effect (A) (i) with respect to the Company and its subsidiaries, in the condition, financial or otherwise, or in the earnings, business affairs or

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business prospects of the Company and its subsidiaries considered as one enterprise, whether or not arising in the ordinary course of business, or (ii) with respect to FLIR and its subsidiaries, in the condition, financial or otherwise, or in the earnings, business affairs or business prospects of the Company, FLIR, and their respective subsidiaries, considered as one enterprise pro forma for the Merger, whether or not arising in the ordinary course of business, or (B) on the ability of the Company to enter into and perform its obligations under, or consummate the transactions contemplated in, the Operative Documents (each, a “Material Adverse Effect”). The Company has furnished through its filings with the Commission to the Representatives complete and correct copies of its and FLIR’s charters and by-laws or similar organizational documents and all amendments thereto, and no change thereto is contemplated or has been authorized or approved by, as applicable, the Company or its securityholders, or FLIR or its securityholders, except, with respect to FLIR, as contemplated under the Merger Agreement.

(xii) Good Standing of Subsidiaries. Each “significant subsidiary” of the Company (as such term is defined in Rule 1-02 of Regulation S-X) (each, a “Significant Subsidiary” and, collectively, the “Significant Subsidiaries”) has been duly organized and is validly existing and in good standing under the laws of the jurisdiction of its incorporation or other organization, has all requisite power and authority to own, lease and operate its properties and to conduct its business as described in the Registration Statement, the General Disclosure Package and the Prospectus and is duly qualified to transact business and is in good standing in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business, except where the failure to so qualify or to be in good standing would not, singly or in the aggregate, result in a Material Adverse Effect. Except as described in the Registration Statement, the General Disclosure Package and the Prospectus, all of the issued and outstanding shares of capital stock of or other equity interests in each Significant Subsidiary have been duly authorized and validly issued, are fully paid and non-assessable and are owned by the Company, directly or through subsidiaries, free and clear of any security interest, mortgage, pledge, lien, encumbrance, claim or equity. None of the outstanding shares of capital stock of or other equity interests in any Significant Subsidiary were issued in violation of the preemptive or similar rights of any securityholder of such Significant Subsidiary or any other entity. The only subsidiaries of the Company are the subsidiaries listed on Exhibit 21 to the Registration Statement.

(xiii) Capitalization. The authorized and issued and outstanding shares of capital stock of the Company are as set forth in the Registration Statement, the General Disclosure Package and the Prospectus (except for subsequent issuances, if any, pursuant to reservations, agreements or employee benefit plans referred to in the Registration Statement, the General Disclosure Package and the Prospectus or pursuant to the exercise of convertible securities or options referred to in the Registration Statement, the General Disclosure Package and the Prospectus).

(xiv) Authorization of Agreement. This Agreement has been duly authorized, executed and delivered by the Company.

(xv) Authorization of the Indenture. The Indenture has been duly qualified under the Trust Indenture Act and has been duly authorized, executed and delivered by the Company and constitutes a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other similar laws relating to or affecting the rights and remedies of creditors or by general equitable principles.

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(xvi) Authorization and of the Notes. The Notes to be purchased by the Underwriters from the Company are in the form contemplated by the Indenture, have been duly authorized for issuance and sale pursuant to this Agreement and the Indenture and, at the Closing Time, will have been duly executed by the Company and, when authenticated in the manner provided for in the Indenture and delivered against payment of the purchase price therefor, will constitute valid and binding obligations of the Company, enforceable in accordance with their terms, except as the enforcement thereof may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other similar laws relating to or affecting the rights and remedies of creditors or by general equitable principles, and will be entitled to the benefits of the Indenture.

(xvii) Description of the Notes and the Indenture. The Notes and the Indenture conform in all material respects to the descriptions thereof contained in the Registration Statement, the General Disclosure Package and the Prospectus.

(xviii) Registration Rights. There are no persons with registration rights or other similar rights to have any securities registered for sale pursuant to the Registration Statement or otherwise registered for sale or sold by the Company under the 1933 Act pursuant to the Underwriting Agreement.

(xix) Accuracy of Statements. The statements in each of the Registration Statement, the General Disclosure Package and the Prospectus under the captions “Description of the Notes,” “Description of the Debt Securities” and “Certain Material U.S. Federal Income Tax Considerations,” in each case insofar as such statements constitute a summary of the legal matters, documents or proceedings referred to therein, fairly present and summarize, in all material respects, the matters referred to therein.

(xx) Absence of Violations, Defaults and Conflicts. Neither the Company, FLIR, nor any of their respective subsidiaries, is (A) in violation of its charter, by-laws or similar organizational document, (B) in default in the performance or observance of any obligation, agreement, covenant or condition contained in any contract, indenture, mortgage, deed of trust, loan or credit agreement, note, lease or other agreement or instrument to which any such entity is a party or by which it or any of them may be bound or to which any of the properties, assets or operations of any such entity is subject (collectively, “Agreements and Instruments”), except for such defaults that would not, singly or in the aggregate, result in a Material Adverse Effect, or (C) in violation of any law, statute, rule, regulation, judgment, order, writ or decree of any arbitrator, court, governmental body, regulatory body, administrative agency or other authority, body or agency having jurisdiction over any such entity or any of its properties, assets or operations (each, a “Governmental Authority”), except for such violations that would not, singly or in the aggregate, result in a Material Adverse Effect. The execution, delivery and performance of the Operative Documents and the consummation of the transactions contemplated therein and in the Registration Statement, the General Disclosure Package and the Prospectus (including the issuance and sale of the Notes and the use of the proceeds from the sale of the Notes as described therein under the caption “Use of Proceeds”) and compliance by the Company with its obligations under the Operative Documents have been duly authorized by all requisite action and do not and will not, whether with or without the giving of notice or passage of time or both, conflict with or constitute a breach of, or default or Repayment Event (as defined below) under, or result in the creation or imposition of any lien, charge or encumbrance upon any properties, assets or operations of the Company, FLIR or any of their respective subsidiaries, pursuant to, the Agreements and Instruments (except for such conflicts, breaches, defaults or Repayment Events or liens, charges or encumbrances that would not, singly or in the aggregate, result in a Material Adverse Effect), nor will such action result in any violation of the provisions of the charter, by-laws or similar organizational document of the Company, FLIR or any of their respective subsidiaries, or any law, statute, rule, regulation, judgment, order, writ or decree of any Governmental Authority. As used herein, a “Repayment Event” means any event or condition which gives the holder of any note, debenture or other evidence of indebtedness (or any person acting on such holder’s behalf) the right to require the repurchase, redemption or repayment of all or a portion of such indebtedness by the Company, FLIR or any of their subsidiaries.

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(xxi) Absence of Labor Dispute. No labor dispute or disturbance with the employees of the Company, FLIR or any of their respective subsidiaries exists or, to the knowledge of the Company, is imminent, and the Company has no knowledge of any existing or imminent labor disturbance by the employees of any of its and its subsidiaries’ respective principal suppliers, manufacturers, customers or contractors, which could, singly or in the aggregate, result in a Material Adverse Effect.

(xxii) Absence of Proceedings. Except as described in the Registration Statement, the General Disclosure Package and the Prospectus, there is no action, suit, proceeding, inquiry or investigation before or brought by any Governmental Authority now pending, or, to the knowledge of the Company, threatened, against or affecting the Company, FLIR or any of their respective subsidiaries, which could, singly or in the aggregate, result in a Material Adverse Effect, or which might materially and adversely affect their respective properties, assets or operations, or the consummation of the transactions contemplated in the Operative Documents or the performance by the Company of its obligations thereunder.

(xxiii) Accuracy of Contracts; Filing of Exhibits. All descriptions in the Registration Statement, the General Disclosure Package and the Prospectus of contracts and other documents to which the Company, FLIR or any of their respective subsidiaries are a party are complete and accurate in all material respects. There are no contracts, instruments or other documents which are required to be described in the Registration Statement, any preliminary prospectus or the Prospectus or to be filed as exhibits to the Registration Statement which have not been so described and filed as required.

(xxiv) Absence of Further Requirements. No filing with, or authorization, approval, consent, license, order, registration, qualification or decree of, any Governmental Authority is necessary or required for the performance by the Company of its obligations under the Operative Documents, in connection with the offering, issuance or sale of the Notes or the consummation of the transactions contemplated in the Operative Documents, except such as have been already obtained or as may be required under the 1933 Act, the 1933 Act Regulations, the securities laws of any state or non-U.S. jurisdiction or the rules of Financial Industry Regulatory Authority, Inc. (“FINRA”).

(xxv) Possession of Licenses and Permits. The Company, FLIR, and each Significant Subsidiary possess such permits, licenses, approvals, consents and other authorizations (collectively, “Governmental Licenses”) issued by the appropriate governmental entities necessary to conduct the business now operated by them, except where the failure so to possess would not, singly or in the aggregate, result in a Material Adverse Effect. The Company, FLIR, and their respective subsidiaries are in compliance with the terms and conditions of all Governmental Licenses, except where the failure so to comply would not, singly or in the aggregate, result in a Material Adverse Effect. All of the Governmental Licenses are valid and in full force and effect, except when the invalidity of such Governmental Licenses or the failure of such Governmental Licenses to be in full force and effect would not, singly or in the aggregate, result in a Material Adverse Effect. None of the Company, FLIR or any Significant Subsidiary has received any notice of proceedings relating to the revocation or modification of any Governmental Licenses which, if the subject of an unfavorable decision, ruling or finding, could, singly or in the aggregate, result in a Material Adverse Effect.

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(xxvi) Title to Property. The Company, FLIR, and their respective subsidiaries taken as a whole on a pro forma basis, have good and marketable title to the real property owned by them and good title to all other properties owned by them, in each case, free and clear of all mortgages, pledges, liens, security interests, claims, restrictions or encumbrances of any kind except such as (A) are described in the Registration Statement, the General Disclosure Package and the Prospectus or (B) do not, singly or in the aggregate, result in a Material Adverse Effect. The real property, improvements, equipment and personal property held under lease by the Company, FLIR or any of their respective subsidiaries that are material to the Company, FLIR and their respective subsidiaries taken as a whole on a pro forma basis are held under valid and enforceable leases, with such exceptions that are not material and do not materially interfere with the use made or proposed to be made of such real property, improvements, equipment or personal property by the Company, FLIR or such subsidiary

(xxvii) Possession of Intellectual Property. Except as set forth in the Registration Statement, the General Disclosure Package or the Prospectus, to its knowledge, the Company, FLIR, and the Significant Subsidiaries own or possess a valid right to use all patents, licenses, inventions, copyrights (including copyrights in software), know-how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures), trademarks (including service marks, trade names, internet domain names, and other designations of source or origin, together with the goodwill associated with any of the foregoing), registrations or renewals for any of the foregoing, and other intellectual property (collectively, “Intellectual Property”) used by and material to, the conduct of the Company’s, FLIR’s or the Significant Subsidiaries’ business as now conducted or as proposed in the General Disclosure Package and the Prospectus to be conducted. To the knowledge of the Company, (i) there is no infringement by third parties of any of the Intellectual Property owned by the Company, FLIR, or the Significant Subsidiaries; (ii) there are no material legal or governmental actions, suits, proceedings or claims pending or, to the knowledge of the Company, threatened against the Company, FLIR, or any Significant Subsidiary (A) alleging any infringement, misappropriation or violation of asserted rights in or to any Intellectual Property, (B) challenging the validity, enforceability, or scope of any Intellectual Property owned by such entity, or (C) alleging that the operation of such entity’s business as now conducted infringes or otherwise violates any patent, trademark, copyright, trade secret or other proprietary rights of a third party, and the Company, FLIR or any of the Significant Subsidiaries are unaware of any facts or circumstances which would form a reasonable basis for any such claim; (iii) all Intellectual Property owned by or exclusively licensed to the Company, FLIR or any of the Significant Subsidiaries is valid, subsisting and enforceable; (iv) each employee or contractor of the Company, FLIR or any of the Significant Subsidiaries who developed any Intellectual Property used by any such entity in, and material to, the conduct of any such entity’s business has executed a valid agreement containing an enforceable assignment to such entity of such person’s rights in and to such Intellectual Property; and (v) the Company, FLIR, and the Significant Subsidiaries have taken all commercially reasonable steps necessary to maintain and protect the confidentiality of the material trade secrets and other material confidential Intellectual Property used in connection with the businesses of such entities and, to the Company’s knowledge, the confidentiality of such material trade secrets and material confidential Intellectual Property has not been compromised.

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(xxviii) Payment of Taxes. The Company, FLIR and their respective subsidiaries have paid all federal, state, local and foreign taxes required to be paid by them, if due and payable, and filed all tax returns required to be filed through the date hereof, except for any taxes as are contested in good faith and by appropriate proceedings as to which adequate reserves have been provided in accordance with GAAP and except where a default to make such filings or payments would not, individually or in the aggregate, have a Material Adverse Effect. The charges, accruals and reserves on the books of the Company or FLIR, as applicable, in respect of any income and corporation tax liability for any years not finally determined are adequate to meet any assessments or re-assessments for additional income tax for any years not finally determined, except to the extent of any inadequacy that would not, singly or in the aggregate, result in a Material Adverse Effect.

(xxix) Insurance. The Company, FLIR, and their respective subsidiaries are insured by recognized, financially sound and reputable institutions with policies in such amounts and with such deductibles and covering such risks as are generally deemed adequate and customary for their businesses. All policies of insurance insuring the Company, FLIR or any of their respective subsidiaries or their respective businesses, assets, employees, officers and directors are in full force and effect, except where any failure to be in full force and effect would not, individually or in the aggregate, have a Material Adverse Effect; the Company, FLIR, and their respective subsidiaries are in compliance with the terms of such policies and instruments in all material respects, and, except as would not, singly or in the aggregate, result in a Material Adverse Effect, there are no claims by such entities under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause. The Company has no reason to believe that it, FLIR or any of their respective subsidiaries will not be able (i) to renew their respective existing insurance coverage as and when such policies expire or (ii) to obtain comparable coverage from similar institutions as may be necessary or appropriate to conduct their respective businesses as now conducted and at a cost that would not have a Material Adverse Effect.

(xxx) [Reserved.]

(xxxi) Environmental Laws. Except as described in the Registration Statement, the General Disclosure Package and the Prospectus or as would not, singly or in the aggregate, result in a Material Adverse Effect, (A) none of the Company, FLIR or any of their respective subsidiaries is in violation of any federal, state, local or foreign statute, law, rule, regulation, ordinance, code, policy or rule of common law or any judicial or administrative interpretation thereof, including any judicial or administrative order, consent, decree or judgment, relating to pollution or protection of human health, the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) or wildlife, including, without limitation, laws and regulations relating to the release or threatened release of chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum or petroleum products, asbestos-containing materials or mold (collectively, “Hazardous Materials”) or to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials (collectively, “Environmental Laws”), (B) the Company, FLIR, and their respective subsidiaries have all permits, authorizations and approvals required under any applicable Environmental Laws and are each in compliance with their requirements, (C) there are no pending or, to the knowledge of the Company, threatened administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of noncompliance or violation, investigations or proceedings relating to any Environmental Law against the Company, FLIR or any of their respective subsidiaries, and (D) to the knowledge of the Company, there are no events or circumstances that would reasonably be expected to form the basis of an order for clean-up or remediation, or an action, suit or proceeding by any private party or Governmental Authority, against or affecting any of such entities relating to Hazardous Materials or any Environmental Laws. Except as described in the Registration Statement, the General Disclosure Package and the Prospectus (i) there are no proceedings that are pending, or that are known to be contemplated, against Company, FLIR or any of their respective subsidiaries under any Environmental Laws in

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which a governmental entity is also a party, other than such proceedings in which it is reasonably believed no monetary sanctions will exceed $300,000, (ii) neither the Company, FLIR nor any of their respective subsidiaries are aware of any facts or issues regarding compliance with Environmental Laws, or liabilities or other obligations under Environmental Laws that would reasonably be expected to have a material effect on the capital expenditures, earnings or competitive position of the Company, FLIR or any of their respective subsidiaries, and (iii) neither the Company, FLIR, nor any of their respective subsidiaries anticipates material capital expenditures relating to any Environmental Laws.

(xxxii) [Reserved.]

(xxxiii) Accounting Controls and Disclosure Controls. The Company, FLIR, and each of their respective subsidiaries maintains effective internal control over financial reporting (as defined under Rule 13-a15 and 15d-15 of the 1934 Act Regulations) and a system of internal accounting controls sufficient to provide reasonable assurances that: (A) transactions are executed in accordance with management’s general or specific authorization; (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets; (C) access to assets is permitted only in accordance with management’s general or specific authorization; (D) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences; and (E) the interactive data in eXtensible Business Reporting Language incorporated by reference in the Registration Statement, the General Disclosure Package and the Prospectus fairly present the information called for in all material respects and is prepared in accordance with the Commission’s rules and guidelines applicable thereto. Except as described in the Registration Statement, the General Disclosure Package and the Prospectus, since the end of the Company’s or FLIR’s, as applicable, most recent audited fiscal year, there has been (1) no material weakness in such entity’s internal control over financial reporting (whether or not remediated) and (2) no change in such entity’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting. The Company and each of its subsidiaries, and FLIR and each of its subsidiaries, maintain an effective system of disclosure controls and procedures (as defined in Rule 13a-15 and Rule 15d-15 of the 1934 Act Regulations) that are designed to ensure that the information required to be disclosed by the Company or FLIR, as applicable, in the reports that it files or submits under the 1934 Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms, and is accumulated and communicated to such entity’s management, including its principal executive officer or officers and principal financial officer or officers, as appropriate, to allow timely decisions regarding disclosure.

(xxxiv) Compliance with the Sarbanes-Oxley Act. There is and has been no failure on the part of the Company, FLIR, or, to the knowledge of the Company, any of their respective directors or officers, in their capacities as such, to comply in all material respects with any provision of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith, including Section 402 related to loans and Sections 302 and 906 related to certifications.

(xxxv) ERISA Compliance. The Company, FLIR, and their respective subsidiaries and any “employee benefit plan” (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended, and the regulations and published interpretations thereunder (collectively, “ERISA”)) established or maintained by the Company, FLIR, and their respective subsidiaries or their ERISA Affiliates (as defined below) are in compliance with ERISA. “ERISA Affiliate” means, with respect to the Company, FLIR or one of their respective subsidiaries, any member of any group of organizations described in Sections 414(b), (c), (m) or (o) of the Internal

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Revenue Code of 1986, as amended (the “Internal Revenue Code”), of which the Company, FLIR or such subsidiary is a member. No “reportable event” or “prohibited transaction”, excluding transactions effected pursuant to a statutory or administrative exemption (each as defined under ERISA), has occurred or is reasonably expected to occur with respect to any “employee benefit plan” established or maintained by the Company, FLIR, their respective subsidiaries or any of their ERISA Affiliates, except where such occurrence would not, individually or in the aggregate, have a Material Adverse Effect. No “employee benefit plan” established or maintained by the Company, FLIR, their respective subsidiaries or any of their ERISA Affiliates, if such “employee benefit plan” were terminated, would have any “amount of unfunded benefit liabilities” (as defined under ERISA), except where such liabilities would not, individually or in the aggregate, have a Material Adverse Effect. Except where such liabilities would not, individually or in the aggregate, have a Material Adverse Effect, neither the Company, FLIR, their respective subsidiaries, nor any of their ERISA Affiliates has incurred or reasonably expects to incur any liability under (i) Title IV of ERISA with respect to termination of, or withdrawal from, any “employee benefit plan,” (ii) Sections 412, 4971 or 4975 of the Internal Revenue Code, or (iii) Section 4980B of the Internal Revenue Code with respect to the excise tax imposed thereunder. Each “employee benefit plan” established or maintained by the Company, FLIR, their respective subsidiaries or any of their ERISA Affiliates that is intended to be qualified under Section 401(a) of the Internal Revenue Code has received a favorable determination letter from the Internal Revenue Service and, to the knowledge of the Company, nothing has occurred, whether by action or failure to act, which is reasonably likely to cause disqualification of any such employee benefit plan under Section 401(a) of the Internal Revenue Code.

(xxxvi) Investment Company Act. The Company is not required, and upon the issuance and sale of the Notes as herein contemplated and the application of the net proceeds therefrom as described in the Registration Statement, the General Disclosure Package and the Prospectus will not be required, to register as an “investment company” under the Investment Company Act of 1940, as amended (the “1940 Act”).

(xxxvii) Absence of Manipulation. Neither the Company nor any subsidiary or other affiliate of the Company has taken, nor will the Company or any such subsidiary or other affiliate take, directly or indirectly, any action which is designed, or would be expected, to cause or result in, or which constitutes, the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Notes.

(xxxviii) Foreign Corrupt Practices Act. Except as described in the Registration Statement, the General Disclosure Package and the Prospectus, since January 1, 2016, none of the Company, FLIR, any of their respective subsidiaries or, to the knowledge of the Company, any director, officer, agent, employee or affiliate of the Company, FLIR or any of their respective subsidiaries has knowledge of or has taken any action, directly or indirectly, that would result in a violation by such persons of either (i) the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “FCPA”), including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA or (ii) the U.K. Bribery Act 2010 (the “Bribery Act”) and the Company, FLIR, their respective subsidiaries, and, to the knowledge of the Company, the Company’s and FLIR’s, as applicable, other affiliates have conducted their businesses in compliance with the FCPA and the Bribery Act and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith.

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(xxxix) Money Laundering Laws. The operations of the Company, FLIR, and their respective subsidiaries, are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority (collectively, the “Money Laundering Laws”). No action, suit or proceeding by or before any Governmental Authority involving the Company, FLIR or any of their respective subsidiaries, with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

(xl) OFAC. None of the Company, FLIR, nor any of their respective subsidiaries, or, to the knowledge of the Company, any director, officer, agent, employee, affiliate or representative of the Company, FLIR, or any of their respective subsidiaries is (A) an individual or entity (“Person”) currently the subject of any sanctions administered or enforced by the United States Government, including, without limitation, the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”), the United Nations Security Council (“UNSC”), the European Union, Her Majesty’s Treasury (“HMT”), or other relevant sanctions authority (collectively, “Sanctions”) or (B) located, organized or resident in a country or territory that is the subject of comprehensive country or territory-wide Sanctions broadly restricting commercial activities with the country or territory, including, without limitation, Crimea, Cuba, Iran, North Korea and Syria (each, a “Sanctioned Country”). The Company will not, directly or indirectly, use the proceeds of the sale of the Notes, or lend, contribute or otherwise make available such proceeds to any subsidiaries, joint venture partners or other Person, to fund any activities of or business with any Person, or in any country or territory, that, at the time of such funding, is the subject of Sanctions or in any other manner that will result in a violation by any Person (including any Person participating in the transaction, whether as underwriter, advisor, investor or otherwise) of applicable Sanctions.

(xli) Cybersecurity. (A) The Company, FLIR, and their respective subsidiaries information technology and computer systems, networks, hardware, software, websites, applications, databases, equipment and technology (“IT Systems”) are adequate for, and operate and perform in all material respects as required in connection with the operation of the business of the Company, FLIR and their respective subsidiaries as currently conducted, free and clear of all bugs, errors, defects, Trojan horses, time bombs, malware and other corruptants; (B) to the knowledge of the Company, there has been no material security breach or incident, unauthorized access or disclosure, or other violation or compromise of or relating to the Company’s, FLIR or their respective subsidiaries’ IT Systems and data (including the data and information of their respective customers, employees, suppliers, vendors and any third party data collected, maintained, processed, used, transmitted or stored by the Company, FLIR and their respective subsidiaries, and any such data collected, maintained, processed, used, transmitted or stored by third parties on behalf of the Company, FLIR and their respective subsidiaries (collectively, “IT Systems and Data”); and (C) neither the Company, FLIR, nor any of their respective subsidiaries have been notified of, and none of them has knowledge of, any event or condition that could result in any material security breach, outage, incident of unauthorized access, violation or other compromise to or disclosure of their IT Systems and Data. The Company and its subsidiaries have reasonable and appropriate controls, policies, procedures, and technological safeguards to maintain and protect in all material repects their confidential information and the integrity, continuous operation, redundancy and security of their IT Systems and Data reasonably consistent with industry standards and practices, or as required by applicable regulatory standards. The Company, FLIR and its subsidiaries are

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presently in material compliance with all applicable laws or statutes and all judgments, orders, rules and regulations of any Governmental Authority, internal policies and contractual obligations relating to the privacy and security of IT Systems and Data and to the protection of such IT Systems and Data from unauthorized use, access, misappropriation or modification. The Company, FLIR, and their respective subsidiaries have not been required to notify any natural person, governmental entity, data protection authority or other third party of any material information security breach, compromise or incident with respect to information concerning identified or identifiable natural persons.

(xlii) Authorization of Merger Agreement. The Merger Agreement has been duly authorized, executed and delivered by the Company. No event or condition has occurred or exists that has terminated or would permit termination of the Merger Agreement.

(xliii) No Restrictions on Subsidiaries. Except as disclosed in the Registration Statement, the General Disclosure Package and the Prospectus, and except as required by applicable law, no subsidiary of the Company or FLIR, as applicable, is currently prohibited, directly or indirectly, under any agreement or other instrument to which it is a party or is subject, from paying any dividends to the Company or FLIR, as applicable, from making any other distribution on such subsidiary’s capital stock or similar ownership interest, from repaying to the Company or FLIR, as applicable, any loans or advances to such subsidiary or from transferring any of such subsidiary’s properties or assets to the Company or any other subsidiary of the Company, or FLIR or any other subsidiary of FLIR, as applicable.

(xliv) Export Control. Except as described in the Registration Statement, the General Disclosure Package and the Prospectus, none of the Company, FLIR, or any of their respective subsidiaries, or, to the knowledge of the Company, any director, officer, agent, employee, affiliate, distributor, representative, or other person acting on behalf of the Company, FLIR, or any of their respective subsidiaries, has any reason to believe that the Company, FLIR or any of their respective subsidiaries has taken or omitted to take any action in violation of, or which may cause the Company or FLIR to be in violation of, any applicable U.S. law governing imports into or exports from the United States, reexports from one foreign country to another, disclosures of technology, or other cross-border transactions, including without limitation: the Arms Export Control Act (22 U.S.C.A. § 2278), the Export Administration Act (50 U.S.C. App. §§ 2401-2420), the International Traffic in Arms Regulations (22 C.F.R. §§ 120-130), the Export Administration Regulations (15 C.F.R. 730 et seq.), the Customs Laws of the United States (19 U.S.C. § 1 et seq.), any executive orders or regulations issued pursuant to the foregoing or by the agencies listed in Part 730 of the Export Administration Regulations and any applicable non-U.S. laws of a similar nature, except as would not, individually or in the aggregate, have a Material Adverse Effect. Except as disclosed in the Registration Statement, the General Disclosure Package and the Prospectus, to the Company’s knowledge, there has never been a claim or charge made, investigation undertaken, violation found, or settlement of any enforcement action under any of the laws referred to in this paragraph by any governmental entity with respect to matters arising under such laws against the Company, FLIR or their respective subsidiaries, or against their agents, distributors or representatives in connection with their relationship with the Company, FLIR or their respective subsidiaries, except as would not, individually or in the aggregate, have a Material Adverse Effect. Except as described in the Registration Statement, the General Disclosure Package and the Prospectus, the Company, FLIR, their respective subsidiaries, and any predecessors have maintained during the most recent fiscal year a compliance program appropriate to the requirements of the aforementioned laws at all times that any such laws applied to any of such entities’ activities, except as would not, individually or in the aggregate, have a Material Adverse Effect

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(xlv) [Reserved.]

(b) Officer’s Certificates. Any certificate signed by any officer of the Company or any of its subsidiaries delivered to the Representatives or to counsel for the Underwriters shall be deemed a representation and warranty by the Company to each Underwriter as to the matters covered thereby.

SECTION 2. Sale and Delivery to Underwriters; Closing.

(a) The Notes. On the basis of the representations and warranties herein contained and subject to the terms and conditions herein set forth, the Company agrees to sell to each Underwriter, severally and not jointly, and each Underwriter, severally and not jointly, agrees to purchase from the Company, at a purchase price of (i) with respect to the 2023 Notes, 99.620% of the principal amount thereof, (ii) with respect to the 2024 Notes, 99.434% of the principal amount thereof, (iii) with respect to the 2026 Notes, 99.381% of the principal amount thereof, (iv) with respect to the 2028 Notes, 99.149% of the principal amount thereof, and (v) with respect to the 2031 Notes, 98.932% of the principal amount thereof, plus in each case accrued interest, if any, from March 22, 2021 to the Closing Time (as defined below) hereunder, the principal amounts of Notes set forth opposite the name of such Underwriter in Schedule A.

(b) The Closing Time. Delivery of certificates for the Notes in global form to be purchased by the Underwriters and payment therefor shall be made at the offices of Davis Polk & Wardwell LLP at 450 Lexington Avenue, New York NY 10017, or at such other place as shall be agreed upon by the Representatives and the Company, at 9:30 A.M. (New York City time) on March 22, 2021 (unless postponed in accordance with the provisions of Section 10) or such other time not later than ten business days after such date as shall be agreed upon by the Representatives and the Company (such time and date of payment and delivery being herein called “Closing Time”).

(c) Public Offering of the Notes. The Representatives hereby advise the Company that the Underwriters intend to offer for sale to the public, as described in the General Disclosure Package and the Prospectus, their respective portions of the Notes as soon after the Applicable Time as the Representatives, in their sole judgment, have determined is advisable and practicable.

(d) Payment for the Notes. Payment for the Notes shall be made to the Company at the Closing Time by wire transfer of immediately available funds to a bank account designated by the Company.

It is understood that each Underwriter has authorized the Representatives, for its account, to accept delivery of, receipt for, and make payment of the purchase price for, the Notes which it has agreed to purchase. The Representatives may (but shall not be obligated to) make payment of the purchase price for the Notes to be purchased by any Underwriter whose funds have not been received by the Closing Time, but such payment shall not relieve such Underwriter from its obligations hereunder.

(e) Delivery of the Notes. The Company shall deliver, or cause to be delivered, to the Representatives for the accounts of the several Underwriters certificates for the Notes at the Closing Time, against the irrevocable release of a wire transfer of immediately available funds for the amount of the purchase price therefor. The certificates for the Notes shall be in such denominations and registered in such names and denominations as the Representatives shall have requested at least two full business days prior to the Closing Time and shall be made available for inspection on the business day preceding the Closing Time at a location in New York City, as the Representatives may designate. Time shall be of the essence, and delivery at the time and place specified in this Agreement is a further condition to the obligations of the Underwriters.

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SECTION 3. Covenants of the Company. The Company covenants and agrees with each Underwriter as follows:

(a) Compliance with Commission Requests. The Company, subject to Section 3(b) hereof, will comply with the requirements of Rule 430B, and will notify the Representatives immediately, and confirm the notice in writing, (i) when any post-effective amendment to the Registration Statement or any new registration statement relating to the Notes shall become effective or any amendment or supplement to the General Disclosure Package or the Prospectus shall have been used or filed, as the case may be, including any document incorporated by reference therein, in each case only as permitted by this Section 3, (ii) of the receipt of any comments from the Commission, (iii) of any request by the Commission for any amendment to the Registration Statement or any amendment or supplement to the General Disclosure Package or the Prospectus, including any document incorporated by reference therein, or for additional information, (iv) of the issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement or any post-effective amendment thereto or any notice of objection to the use of the Registration Statement or any post-effective amendment thereto pursuant to Rule 401(g)(2) or of the issuance of any order preventing or suspending the use of any preliminary prospectus or the Prospectus or any amendment or supplement thereto, or of the suspension of the qualification of the Notes for offering or sale in any jurisdiction, or of the initiation or threatening of any proceedings for any of such purposes or of any examination pursuant to Section 8(d) or 8(e) of the 1933 Act concerning the Registration Statement and (v) if the Company becomes the subject of a proceeding under Section 8A of the 1933 Act in connection with the offering of the Notes. The Company will effect all filings required under Rule 424(b), in the manner and within the time period required by Rule 424(b) (without reliance on Rule 424(b)(8)), and will take such steps as it deems necessary to ascertain promptly whether the form of prospectus transmitted for filing under Rule 424(b) was received for filing by the Commission and, in the event that it was not, it will promptly file such prospectus. The Company will make every reasonable effort to prevent the issuance of any stop, prevention or suspension order and, if any such order is issued, to obtain the lifting thereof at the earliest possible moment. The Company shall pay the required Commission filing fees relating to the Notes within the time required by Rule 456(b)(1)(i) of the 1933 Act Regulations without regard to the proviso therein and otherwise in accordance with Rules 456(b) and 457(r) of the 1933 Act Regulations (including, if applicable, by updating the “Calculation of Registration Fee” table in accordance with Rule 456(b)(1)(ii) either in a post-effective amendment to the Registration Statement or on the cover page of a prospectus filed pursuant to Rule 424(b)).

(b) Continued Compliance with Securities Laws. The Company will comply with the 1933 Act, the 1933 Act Regulations, the 1934 Act and the 1934 Act Regulations so as to permit the completion of the distribution of the Notes as contemplated in this Agreement and in the Registration Statement, the General Disclosure Package and the Prospectus. If at any time when a prospectus relating to the Notes is (or, but for the exception afforded by Rule 172 of the 1933 Act Regulations (“Rule 172”), would be) required by the 1933 Act to be delivered in connection with sales of the Notes any event shall occur or condition shall exist as a result of which it is necessary, in the opinion of counsel for the Underwriters or for the Company, to (i) amend the Registration Statement in order that the Registration Statement will not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) amend or supplement the General Disclosure Package or the Prospectus in order that the General Disclosure Package or the Prospectus, as the case may be, will not include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein not misleading in the light of the circumstances existing at the time it is delivered to a purchaser or (iii) amend the Registration Statement or amend or supplement the General Disclosure Package or the Prospectus, as the case may be, including, without limitation, any document incorporated therein by reference, in order to comply with the requirements of the 1933 Act, the 1933 Act Regulations, the 1934 Act or the 1934 Act Regulations, the Company will promptly (A) give the Representatives written notice of such event or condition, (B) prepare any amendment or supplement as

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may be necessary to correct such statement or omission or to make the Registration Statement, the General Disclosure Package or the Prospectus comply with such requirements and, a reasonable amount of time prior to any proposed filing or use, furnish the Representatives with copies of any such amendment or supplement and (C) file with the Commission any such amendment or supplement and use its best efforts to have any amendment to the Registration Statement declared effective by the Commission as soon as possible if the Company is no longer eligible to file an automatic shelf registration statement, provided that the Company shall not file or use any such amendment or supplement to which the Representatives or counsel for the Underwriters shall object.

(c) Filing or Use of Amendments or Supplements. The Company has given the Representatives written notice of any filings made pursuant to the 1934 Act or 1934 Act Regulations within 48 hours prior to the Applicable Time and will give the Representatives written notice of its intention to file or use any amendment to the Registration Statement or any amendment or supplement to the General Disclosure Package or the Prospectus, whether pursuant to the 1933 Act, the 1933 Act Regulations, the 1934 Act or the 1934 Act Regulations or otherwise, from the Applicable Time to the later of (i) the time when a prospectus relating to the Notes is no longer required by the 1933 Act (without giving effect to Rule 172) to be delivered in connection with sales of the Notes and (ii) the Closing Time, and will furnish the Representatives with copies of any such amendment or supplement a reasonable amount of time prior to such proposed filing or use, as the case may be, and will not file or use any such amendment or supplement to which the Representatives or counsel for the Underwriters shall reasonably object.

(d) Delivery of Registration Statements. The Company has furnished or will deliver to the Representatives and counsel for the Underwriters, without charge, signed copies of the Registration Statement as originally filed and each amendment thereto (including exhibits filed therewith or incorporated by reference therein and documents incorporated or deemed to be incorporated by reference therein) and signed copies of all consents and certificates of experts, and will also deliver to the Representatives, without charge, a conformed copy of the Registration Statement as originally filed and each amendment thereto (without exhibits) for each of the Underwriters. The signed copies of the Registration Statement and each amendment thereto furnished to the Underwriters will be identical to the electronically transmitted copies thereof filed with the Commission pursuant to EDGAR, except to the extent permitted by Regulation S-T.

(e) Delivery of Prospectuses. The Company has delivered to each Underwriter, without charge, as many copies of each preliminary prospectus as such Underwriter reasonably requested, and the Company hereby consents to the use of such copies for purposes permitted by the 1933 Act. The Company will furnish to each Underwriter, without charge, during the period when a prospectus relating to the Notes is (or, but for the exception afforded by Rule 172, would be) required by the 1933 Act to be delivered in connection with sales of the Notes, such number of copies of the Prospectus (as amended or supplemented) as such Underwriter may reasonably request. The Prospectus and any amendments or supplements thereto furnished to the Underwriters will be identical to the electronically transmitted copies thereof filed with the Commission pursuant to EDGAR, except to the extent permitted by Regulation S-T.

(f) Blue Sky Qualifications. The Company will use its best efforts, in cooperation with the Underwriters, to qualify or register the Notes for offering and sale under (or obtain exemptions from the application of) the applicable securities laws of such states and non-U.S. jurisdictions as the Representatives may designate and to maintain such qualifications in effect so long as required to complete the distribution of the Notes; provided, however, that the Company shall not be obligated to file any general consent to service of process or to qualify as a foreign corporation or as a dealer in securities in any jurisdiction in which it is not so qualified or to subject itself to taxation in respect of doing business in any jurisdiction in which it is not otherwise so subject. The Company will advise the Representatives promptly of the suspension of the qualification or registration of (or any such exemption relating to) the Notes for offering, sale or trading in any jurisdiction or any initiation or threat of any proceeding for any such purpose, and in the event of the issuance of any order suspending such qualification, registration or exemption, the Company shall use its best efforts to obtain the withdrawal thereof at the earliest possible moment.

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(g) Earnings Statements. The Company will timely file such reports pursuant to the 1934 Act as are necessary in order to make generally available to its securityholders as soon as practicable an earnings statement for the purposes of, and to provide to the Underwriters the benefits contemplated by, the last paragraph of Section 11(a) of the 1933 Act.

(h) Use of Proceeds. The Company will use the net proceeds received by it from the sale of the Notes in the manner specified in the Registration Statement, the General Disclosure Package and the Prospectus under “Use of Proceeds.”

(i) [Reserved.]

(j) Restriction on Sale of Notes. During the period commencing on the date hereof and ending at the Closing Time, the Company will not, without the prior written consent of the Representatives (which consent may be withheld at the Representatives’ discretion), (i) directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or lend or otherwise transfer or dispose of, the Notes or any securities that are substantially similar to the Notes, whether owned as of the date hereof or hereafter acquired or with respect to which such person has or hereafter acquires the power of disposition, or file, or cause to be filed, any registration statement under the 1933 Act with respect to any of the foregoing or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Notes or such other securities, whether any such transaction, swap or other agreement described in clause (i) or (ii) above is to be settled by delivery of any Notes or such other securities, in cash or otherwise. The foregoing sentence shall not apply to the Notes to be sold hereunder.

(k) Reporting Requirements. The Company, during the period when a prospectus relating to the Notes is (or, but for the exception afforded by Rule 172, would be) required by the 1933 Act to be delivered in connection with sales of the Notes, will file all documents required to be filed with the Commission pursuant to the 1934 Act within the time periods required by, and each such document will meet the requirements of, the 1934 Act and 1934 Act Regulations.

(l) Final Term Sheet. The Company will prepare a final term sheet (a “Final Term Sheet”) containing only a description of the final terms of the Notes and their offering, in form approved by the Underwriters and attached as Schedule D hereto, and acknowledges that the Final Term Sheet is an Issuer Free Writing Prospectus and will comply with its related obligations set forth in Section 3(m) hereof. The Company will furnish to each Underwriter, without charge, copies of the Final Term Sheet promptly upon its completion.

(m) Issuer Free Writing Prospectuses. The Company agrees that, unless it obtains the prior written consent of the Representatives, it will not make any offer relating to the Notes that would constitute an Issuer Free Writing Prospectus or that would otherwise constitute a “free writing prospectus,” or a portion thereof, required to be filed by the Company with the Commission or retained by the Company under Rule 433; provided that the Representatives will be deemed to have consented to the Issuer General Use Free Writing Prospectuses listed on Schedule B hereto and any “road show that is a written communication” within the meaning of Rule 433(d)(8)(i) that has been reviewed by the Representatives. The Company represents that it has treated or agrees that it will treat each such free writing prospectus consented to, or deemed consented to, by the Representatives as an Issuer Free Writing Prospectus and that it has complied and will comply with the applicable requirements of Rule 433 with respect thereto,

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including timely filing with the Commission where required, legending and record keeping. If at any time following issuance of an Issuer Free Writing Prospectus there occurred or occurs an event or development as a result of which such Issuer Free Writing Prospectus conflicted or would conflict with the information contained in the Registration Statement, any preliminary prospectus or the Prospectus or included or would include an untrue statement of a material fact or omitted or would omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances existing at that subsequent time, not misleading, the Company will promptly notify the Representatives in writing and will promptly amend or supplement, at its own expense, such Issuer Free Writing Prospectus to eliminate or correct such conflict, untrue statement or omission.

(n) Renewal Deadline. If, immediately prior to the third anniversary of the initial effective date of the Registration Statement (the “Renewal Deadline”), any Notes remain unsold by the Underwriters, the Company will, prior to the Renewal Deadline, (i) promptly notify the Representatives in writing and (ii) promptly file, if it is eligible to do so, a new automatic shelf registration statement relating to the Notes, in a form and substance satisfactory to the Underwriters. If, at the Renewal Deadline, the Company is not eligible to file an automatic shelf registration statement, the Company will, prior to the Renewal Deadline, (i) promptly notify the Representatives in writing, (ii) promptly file a new shelf registration statement or post-effective amendment on the proper form relating to such Notes, in a form and substance satisfactory to the Underwriters, (iii) use its best efforts to cause such registration statement or post-effective amendment to be declared effective within 60 days after the Renewal Deadline and (iv) promptly notify the Representatives in writing of such effectiveness. The Company will take all other action necessary or appropriate to permit the offering and sale of the Notes to continue as contemplated in the expired Registration Statement. References herein to the “Registration Statement” shall include such new automatic shelf registration statement or such new shelf registration statement or post-effective amendment, as the case may be.

(a) Eligibility of Automatic Shelf Registration Statement Form. If at any time when Notes remain unsold by the Underwriters the Company receives a notice from the Commission pursuant to Rule 401(g)(2) or otherwise ceases to be eligible to use the automatic shelf registration statement form, the Company will (i) promptly notify the Representatives in writing, (ii) promptly file a new registration statement or post-effective amendment on the proper form relating to such Notes, in a form and substance satisfactory to the Underwriters, (iii) use its best efforts to cause such registration statement or post-effective amendment to be declared effective as soon as practicable and (iv) promptly notify the Representatives in writing of such effectiveness. The Company will take all other action necessary or appropriate to permit the public offering and sale of the Notes to continue as contemplated in the Registration Statement that was the subject of the Rule 401(g)(2) notice or for which the Company has otherwise become ineligible. References herein to the “Registration Statement” shall include such new registration statement or post-effective amendment, as the case may be.

(b) [Reserved.]

(c) No Manipulation of Price. The Company will not take, directly or indirectly, any action designed to cause or result in, or that has constituted or might reasonably be expected to constitute, under the 1934 Act or otherwise, the stabilization or manipulation of the price of any securities of the Company to facilitate the sale or resale of the Notes.

(d) DTC. The Company will cooperate with the Underwriters and use its best efforts to permit the Notes to be eligible for clearance, settlement and trading through the facilities of DTC.

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SECTION 4. Payment of Expenses.

(a) Expenses. The Company will pay or cause to be paid all reasonable expenses incident to the performance of its obligations under this Agreement, including without limitation (i) the preparation, printing and filing of the Registration Statement (including financial statements and exhibits) as originally filed and each amendment thereto, (ii) the preparation, printing and delivery to the Underwriters of copies of each preliminary prospectus, each Issuer Free Writing Prospectus and the Prospectus and any amendments or supplements thereto and any costs associated with electronic delivery of any of the foregoing by the Underwriters to investors, (iii) the preparation, issuance and delivery of the Notes to the Underwriters, including any transfer taxes and any stamp or other duties payable upon the sale, issuance or delivery of the Notes to the Underwriters, (iv) all costs and expenses incurred in connection with the preparation and execution of the Operative Documents and the DTC Agreement, (v) the fees and disbursements of the Company’s counsel, accountants and other advisors, (vi) the qualification of the Notes under securities laws in accordance with the provisions of Section 3(f) hereof, including filing fees and the reasonable fees and disbursements of counsel for the Underwriters in connection therewith and in connection with the preparation of the Blue Sky Survey and any supplement thereto, (vii) the costs and expenses of the Company relating to investor presentations on any “road show” undertaken in connection with the marketing of the Notes, including, without limitation, expenses associated with the production of road show slides and graphics, fees and expenses of any consultants engaged in connection with the road show presentations, travel and lodging expenses of the Representatives and officers of the Company and any such consultants, and the cost of aircraft and other transportation chartered in connection with the road show, (viii) the filing fees incident to, and the reasonable fees and disbursements of counsel to the Underwriters in connection with, the review by FINRA, if required, of the terms of the sale of the Notes, (ix) any fees payable in connection with the rating of the Notes by the rating agencies, (x) the fees and expenses of the Trustee, including the reasonable fees and disbursements of counsel for the Trustee in connection with the Indenture and the Notes, (xi) the fees and expenses of making the Notes eligible for clearance, settlement and trading through the facilities of DTC, (xii) the costs and expenses (including, without limitation, any damages or other amounts payable in connection with legal or contractual liability) associated with the reforming of any contracts for sale of the Notes made by the Underwriters caused by a breach of the representation contained in the second sentence of Section 1(a)(ii), (xiv) all other fees, costs and expenses referred to in Item 14 of Part II of the Registration Statement, and (xv) all other fees, costs and expenses incurred in connection with the performance of its obligations hereunder for which provision is not otherwise made in this Section. Except as provided in this Section 4 and Sections 6, 7 and 9(a) hereof, the Underwriters shall pay their own expenses, including the fees and disbursements of their counsel.

(b) Termination of Agreement. If this Agreement is terminated by the Representatives in accordance with the provisions of Section 5, Section 9(a) or Section 10 hereof, the Company shall reimburse the Underwriters for all of their out-of-pocket expenses, including the reasonable fees and disbursements of counsel for the Underwriters.

SECTION 5. Conditions of Underwriters’ Obligations. The obligations of the several Underwriters hereunder are subject to the accuracy of the representations and warranties of the Company contained herein or in certificates of any officer of the Company or any of its subsidiaries delivered pursuant to the provisions hereof, to the performance by the Company of its covenants and other obligations hereunder, and to the following further conditions:

(a) Effectiveness of Registration Statement, etc. The Registration Statement was filed by the Company with the Commission not earlier than three years prior to the date hereof and became effective upon filing in accordance with Rule 462(e). Each preliminary prospectus, each Issuer Free Writing Prospectus and the Prospectus have been filed as required by Rule 424(b) (without reliance on Rule 424(b)(8)) and Rule 433, as applicable, within the time period prescribed by, and in compliance with, the

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1933 Act Regulations. No stop order suspending the effectiveness of the Registration Statement or any post-effective amendment thereto has been issued under the 1933 Act, no notice of objection to the use of the Registration Statement or any post-effective amendment thereto pursuant to Rule 401(g)(2) has been received by the Company, no order preventing or suspending the use of any preliminary prospectus or the Prospectus or any amendment or supplement thereto has been issued and no proceedings for any of those purposes have been instituted or are pending or, to the Company’s knowledge, contemplated. The Company has complied with each request (if any) from the Commission for additional information. The Company shall have paid the required Commission filing fees relating to the Notes within the time period required by Rule 456(b)(1)(i) of the 1933 Act Regulations without regard to the proviso therein and otherwise in accordance with Rules 456(b) and 457(r) of the 1933 Act Regulations and, if applicable, shall have updated the “Calculation of Registration Fee” table in accordance with Rule 456(b)(1)(ii) either in a post-effective amendment to the Registration Statement or on the cover page of a prospectus filed pursuant to Rule 424(b).

(b) Opinion of Counsel for Company. At the Closing Time, the Representatives shall have received the favorable opinion, dated the Closing Time, of McGuireWoods LLP, counsel for the Company, in form and substance satisfactory to the Representatives, together with signed or reproduced copies of such letter for each of the other Underwriters, to the effect set forth in Exhibit A hereto and to such further effect as counsel to the Underwriters may reasonably request.

(c) Opinion of Counsel for Underwriters. At the Closing Time, the Representatives shall have received the favorable opinion, dated the Closing Time, of Davis Polk & Wardwell LLP, counsel for the Underwriters, together with signed or reproduced copies of such letter for each of the other Underwriters with respect to the matters reasonably requested by the Representatives. In giving such opinion, such counsel may rely, as to all matters governed by the laws of jurisdictions other than the law of the State of New York, the General Corporation Law of the State of Delaware and the federal securities laws of the United States, upon the opinions of counsel satisfactory to the Representatives. Such counsel may also state that, insofar as such opinion involves factual matters, they have relied, to the extent they deem proper, upon certificates of officers and other representatives of the Company and its subsidiaries and certificates of public officials.

(d) Officers’ Certificate. At the Closing Time, the Representatives shall have received a certificate of the Chief Executive Officer or the President of the Company and of the chief financial or chief accounting officer of the Company, dated the Closing Time, to the effect that (i) since the respective dates as of which information is given in the Registration Statement, the General Disclosure Package or the Prospectus, there has been no Material Adverse Change, (ii) the representations and warranties of the Company in this Agreement are true and correct with the same force and effect as though expressly made at and as of the Closing Time, (iii) the Company has complied with all agreements and satisfied all conditions on its part to be performed or satisfied at or prior to the Closing Time, and (iv) the conditions specified in Section 5(a) hereof have been satisfied.

(e) Accountant’s Comfort Letter for the Company. At the time of the execution of this Agreement, the Representatives shall have received from Deloitte & Touche LLP a letter, dated such date, in form and substance satisfactory to the Representatives, together with signed or reproduced copies of such letter for each of the other Underwriters, containing statements and information of the type ordinarily included in accountants’ “comfort letters” to underwriters with respect to the Company’s financial statements and financial information contained in the Registration Statement, the General Disclosure Package and the Prospectus.

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(f) Accountant’s Comfort Letter for FLIR. At the time of the execution of this Agreement, the Representatives shall have received from KPMG LLP a letter, dated such date, in form and substance satisfactory to the Representatives, together with signed or reproduced copies of such letter for each of the other Underwriters, containing statements and information of the type ordinarily included in accountants’ “comfort letters” to underwriters with respect to FLIR’s financial statements and financial information contained in the Registration Statement, the General Disclosure Package and the Prospectus.

(g) Bring-down Comfort Letter for the Company. At the Closing Time, the Representatives shall have received from Deloitte & Touche LLP a letter, dated as of the Closing Time, to the effect that they reaffirm the statements made in the letter furnished pursuant to Section 5(e) hereof, except that the specified date referred to shall be a date not more than three business days prior to the Closing Time.

(h) Bring-down Comfort Letter for FLIR. At the Closing Time, the Representatives shall have received from KPMG LLP a letter, dated as of the Closing Time, to the effect that they reaffirm the statements made in the letter furnished pursuant to Section 5(f) hereof, except that the specified date referred to shall be a date not more than three business days prior to the Closing Time.

(i) Chief Financial Officer’s Certificate. At the time of the execution of this Agreement, the Representatives shall have received from the Chief Financial Officer of the Company a certificate, dated such date, in form and substance satisfactory to the Representatives, with respect to certain financial data contained in the General Disclosure Package used in connection with the offering of the Notes, providing “management comfort” with respect to such information.

(j) Bring-down Chief Financial Officer’s Certificate. At the Closing, the Representatives shall have received from the Chief Financial Officer of the Company a certificate, dated such date, in form and substance satisfactory to the Representatives, with respect to certain financial data contained in the Prospectus used in connection with the offering of the Notes, providing “management comfort” with respect to such information.

(k) Merger Agreement. The Merger Agreement shall not have been terminated pursuant to its terms.

(l) No Objection. If a filing with FINRA is required, FINRA has confirmed that it has not raised any objection with respect to the fairness and reasonableness of the underwriting terms and arrangements relating to the offering of the Notes.

(m) No Important Changes. Since the execution of this Agreement, (i) in the judgment of the Representatives, since the date hereof or the respective dates of which information is given in the Registration Statement, the General Disclosure Package or the Prospectus, there shall not have occurred any Material Adverse Change, (ii) there shall not have been any change or decrease specified in the letters referred to in Sections 5(g) and 5(h) hereof which is, in the sole judgment of the Representatives, so material and adverse as to make it impractical or inadvisable to proceed with the offering or delivery of the Notes and (iii) there shall not have been any decrease in or withdrawal of the rating of any securities of the Company or any of its subsidiaries by any “nationally recognized statistical rating organization” (as defined for purposes of Section 3(a)(62) of the 1934 Act) or any notice given of any intended or potential decrease in or withdrawal of any such rating or of a possible change in any such rating that does not indicate the direction of the possible change.

(n) Ratings Letters. At the time of execution of this Agreement, the Company shall have delivered to the Representatives letters from Moody’s, S&P and Fitch assigning a rating to the Notes of Baa3, BBB and BBB-, respectively.

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(o) Indenture. The Company and the Trustee shall have executed and delivered the Notes and the Indenture.

(p) Clearance, Settlement and Trading. Prior to the Closing Time, the Company and DTC shall have executed and delivered the Letter of Representations, dated the Closing Time, and the Notes shall be eligible for clearance, settlement and trading through the facilities of DTC.

(q) Additional Documents. At the Closing Time, counsel for the Underwriters shall have been furnished with such documents and opinions as they may require for the purpose of enabling them to pass upon the issuance and sale of the Notes as herein contemplated, or in order to evidence the accuracy of any of the representations or warranties, or the fulfillment of any of the conditions, herein contained; and all proceedings taken by the Company in connection with the issuance and sale of the Notes as herein contemplated shall be satisfactory in form and substance to the Representatives and counsel for the Underwriters.

(r) Termination of Agreement. If any condition specified in this Section shall not have been fulfilled when and as required to be fulfilled, this Agreement may be terminated by the Representatives by notice to the Company at any time at or prior to the Closing Time, and such termination shall be without liability of any party to any other party except as provided in Section 4 and except that Sections 1, 4, 6, 7, 8, 14, 15 and 16 shall survive any such termination and remain in full force and effect.

SECTION 6. Indemnification.

(a) Indemnification of Underwriters. The Company agrees to indemnify and hold harmless each Underwriter, its affiliates (as such term is defined in Rule 501(b) of the 1933 Act Regulations (each, an “Affiliate”)), selling agents, officers and directors and each person, if any, who controls any Underwriter within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act as follows:

(i) against any and all loss, liability, claim, damage and expense whatsoever, as incurred, arising out of any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement (or any amendment thereto), including any information deemed to be a part thereof pursuant to Rule 430B, or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading or arising out of any untrue statement or alleged untrue statement of a material fact included (A) in any preliminary prospectus, any Issuer Free Writing Prospectus, the General Disclosure Package or the Prospectus (or any amendment or supplement thereto) or (B) in any materials or information provided to investors by, or with the approval of, the Company in connection with the marketing of the offering of the Notes (“Marketing Materials”), including any roadshow or investor presentations made to investors by the Company (whether in person or electronically), or the omission or alleged omission in any preliminary prospectus, any Issuer Free Writing Prospectus, the General Disclosure Package or the Prospectus (or any amendment or supplement thereto) or in any Marketing Materials of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(ii) against any and all loss, liability, claim, damage and expense whatsoever, as incurred, to the extent of the aggregate amount paid in settlement of any litigation, or any investigation or proceeding by any arbitrator, court, governmental body, regulatory body, administrative agency or other authority, body or agency (each, a “Governmental Authority”), commenced or threatened, or of any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission; provided that (subject to Section 6(d) hereof) any such settlement is effected with the written consent of the Company;

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(iii) against any and all expense whatsoever, as incurred (including the fees and disbursements of counsel chosen by the Representatives), reasonably incurred in investigating, preparing or defending against any litigation, or any investigation or proceeding by any Governmental Authority, commenced or threatened, or any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission, to the extent that any such expense is not paid under (i) or (ii) above;

provided, however, that this indemnity agreement shall not apply to any loss, liability, claim, damage or expense to the extent arising out of any untrue statement or omission or alleged untrue statement or omission made in the Registration Statement (or any amendment thereto), including any information deemed to be a part thereof pursuant to Rule 430B, or in the General Disclosure Package or the Prospectus (or any amendment or supplement thereto) in reliance upon and in conformity with the Underwriter Information.

(b) Indemnification of Company, Directors and Officers. Each Underwriter severally agrees to indemnify and hold harmless the Company, its directors, each of its officers who signed the Registration Statement, and each person, if any, who controls the Company within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act against any and all loss, liability, claim, damage and expense described in the indemnity contained in Section 6(a) hereof, as incurred, but only with respect to untrue statements or omissions, or alleged untrue statements or omissions, made in the Registration Statement (or any amendment thereto), including any information deemed to be a part thereof pursuant to Rule 430B, or in the General Disclosure Package or the Prospectus (or any amendment or supplement thereto) in reliance upon and in conformity with the Underwriter Information.

(c) Actions against Parties; Notification. Each indemnified party shall give notice as promptly as reasonably practicable to each indemnifying party of any action commenced against it in respect of which indemnity may be sought hereunder, but failure to so notify an indemnifying party shall not relieve such indemnifying party from any liability hereunder to the extent it is not materially prejudiced as a result thereof and in any event shall not relieve it from any liability which it may have otherwise than on account of this indemnity agreement. In the case of parties indemnified pursuant to Section 6(a) hereof, counsel to the indemnified parties shall be selected by the Representatives, and, in the case of parties indemnified pursuant to Section 6(b) hereof, counsel to the indemnified parties shall be selected by the Company. An indemnifying party may participate at its own expense in the defense of any such action; provided, however, that counsel to the indemnifying party shall not (except with the prior written consent of the indemnified party) also be counsel to the indemnified party. In no event shall the indemnifying parties be liable for fees and expenses of more than one counsel (in addition to any local counsel) separate from their own counsel for all indemnified parties in connection with any one action or separate but similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances. No indemnifying party shall, without the prior written consent of the indemnified parties, settle or compromise or consent to the entry of any judgment with respect to any litigation, or any investigation or proceeding by any Governmental Authority, commenced or threatened, or any claim whatsoever in respect of which indemnification or contribution could be sought under this Section 6 or Section 7 hereof (whether or not the indemnified parties are actual or potential parties thereto), unless such settlement, compromise or consent (i) includes an unconditional release of each indemnified party from all liability arising out of such litigation, investigation, proceeding or claim and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any indemnified party.

(d) Settlement without Consent if Failure to Reimburse. If at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel, such indemnifying party agrees that it shall be liable for any settlement of the nature contemplated by Section 6(a)(ii) effected without its written consent if (i) such settlement is entered into more than 45 days after receipt by such indemnifying party of the aforesaid request, (ii) such indemnifying party shall have received notice of the terms of such settlement at least 30 days prior to such settlement being entered into and (iii) such indemnifying party shall not have reimbursed such indemnified party in accordance with such request prior to the date of such settlement.

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SECTION 7. Contribution. If the indemnification provided for in Section 6 hereof is for any reason unavailable to or insufficient to hold harmless an indemnified party in respect of any losses, liabilities, claims, damages or expenses referred to therein, then each indemnifying party shall contribute to the aggregate amount of such losses, liabilities, claims, damages and expenses incurred by such indemnified party, as incurred, (i) in such proportion as is appropriate to reflect the relative benefits received by the Company, on the one hand, and the Underwriters, on the other hand, from the offering of the Notes pursuant to this Agreement or (ii) if the allocation provided by clause (i) is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Company, on the one hand, and the Underwriters, on the other hand, in connection with the statements or omissions which resulted in such losses, liabilities, claims, damages or expenses, as well as any other relevant equitable considerations.

The relative benefits received by the Company, on the one hand, and the Underwriters, on the other hand, in connection with the offering of the Notes pursuant to this Agreement shall be deemed to be in the same respective proportions as the total net proceeds from the offering of the Notes pursuant to this Agreement (before deducting expenses) received by the Company, on the one hand, and the total underwriting discount received by the Underwriters, on the other hand, in each case as set forth on the cover of the Prospectus, bear to the aggregate initial public offering price of the Notes as set forth on the cover of the Prospectus.

The relative fault of the Company, on the one hand, and the Underwriters, on the other hand, shall be determined by reference to, among other things, whether any such untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the Company or by the Underwriters and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

The Company and the Underwriters agree that it would not be just and equitable if contribution pursuant to this Section 7 were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to above in this Section 7. The aggregate amount of losses, liabilities, claims, damages and expenses incurred by an indemnified party and referred to above in this Section 7 shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in investigating, preparing or defending against any litigation, or any investigation or proceeding by any Governmental Authority, commenced or threatened, or any claim whatsoever based upon any such untrue or alleged untrue statement or omission or alleged omission.

Notwithstanding the provisions of this Section 7, no Underwriter shall be required to contribute any amount in excess of the underwriting discount received by such Underwriter in connection with the Notes underwritten by it and distributed to the public.

No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the 1933 Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

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For purposes of this Section 7, each person, if any, who controls an Underwriter within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act and each Underwriter’s Affiliates, officers, directors and selling agents shall have the same rights to contribution as such Underwriter, and each director of the Company, each officer of the Company who signed the Registration Statement, and each person, if any, who controls the Company within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act shall have the same rights to contribution as the Company. The Underwriters’ respective obligations to contribute pursuant to this Section 7 are several in proportion to the aggregate principal amount of Notes set forth opposite their respective names in Schedule A hereto and not joint.

SECTION 8. Representations, Warranties and Agreements to Survive. All representations, warranties and agreements contained in this Agreement or in certificates of officers of the Company or any of its subsidiaries submitted pursuant hereto shall remain operative and in full force and effect regardless of (i) any investigation made by or on behalf of any Underwriter or its Affiliates, officers, directors and or selling agents, any person controlling any Underwriter or the Company’s officers or directors or any person controlling the Company and (ii) delivery of and payment for the Notes.

SECTION 9. Termination of Agreement.

(a) Termination. The Representatives may terminate this Agreement, by reasonable notice to the Company, at any time at or prior to the Closing Time, (i) if there has been, in the judgment of the Representatives, since the time of execution of this Agreement or since the respective dates as of which information is given in the Registration Statement, the General Disclosure Package or the Prospectus, any Material Adverse Change, or (ii) if there has occurred any material adverse change in the financial markets in the United States or the international financial markets, any outbreak of hostilities or escalation thereof or other calamity or crisis or any change or development involving a prospective change in national or international political, financial or economic conditions, in each case the effect of which is such as to make it, in the judgment of the Representatives, impracticable or inadvisable to proceed with the completion of the offering of the Notes or to enforce contracts for the sale of the Notes, or (iii) if trading in any securities of the Company has been suspended or materially limited by the Commission or the New York Stock Exchange, or (iv) if trading generally on the New York Stock Exchange has been suspended or materially limited, or minimum or maximum prices for trading have been fixed, or maximum ranges for prices have been required, by any of said exchanges or by order of the Commission, FINRA or any other Governmental Authority, or (v) if a material disruption has occurred in commercial banking or securities settlement or clearance services in the United States or with respect to Clearstream or Euroclear systems in Europe, or (vi) if a banking moratorium has been declared by either Federal, New York or Delaware authorities.

(b) Liabilities. If this Agreement is terminated pursuant to this Section, such termination shall be without liability of any party to any other party except as provided in Section 4 hereof, and provided further that Sections 1, 6, 7, 8, 14, 15 and 16 shall survive such termination and remain in full force and effect.

SECTION 10. Default by One or More of the Underwriters. If one or more of the Underwriters shall fail at the Closing Time to purchase the Notes which it or they are obligated to purchase under this Agreement (the “Defaulted Securities”), the Representatives shall have the right, within 24 hours thereafter, to make arrangements for one or more of the non-defaulting Underwriters, or any other underwriters, to purchase all, but not less than all, of the Defaulted Securities in such amounts as may be agreed upon and upon the terms herein set forth; if, however, the Representatives shall not have completed such arrangements within such 24-hour period, then:

(i) if the aggregate principal amount of Defaulted Securities does not exceed 10% of the aggregate principal amount of Notes to be purchased on such date, each of the non-defaulting Underwriters shall be obligated, severally and not jointly, to purchase the full amount thereof in the proportions that their respective underwriting obligations hereunder bear to the underwriting obligations of all non-defaulting Underwriters, or

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(ii) if the aggregate principal amount of Defaulted Securities exceeds 10% of the aggregate principal amount of Notes to be purchased on such date, this Agreement shall terminate without liability on the part of any non-defaulting Underwriter.

No action taken pursuant to this Section shall relieve any defaulting Underwriter from liability in respect of its default.

In the event of any such default which does not result in a termination of this Agreement either the Representatives or the Company shall have the right to postpone Closing Time for a period not exceeding seven days in order to effect any required changes in the Registration Statement, the General Disclosure Package or the Prospectus or in any other documents or arrangements. As used herein, the term “Underwriter” includes any person substituted for an Underwriter under this Section 10.

SECTION 11. Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if mailed or transmitted by any standard form of telecommunication. Notices to the Underwriters shall be directed to the Representatives, care of (a) BofA Securities, Inc. at 1540 Broadway, NY8-540-26-02, New York, NY 10036-4039, attention of High Grade Debt Capital Markets Transaction Management/Legal, fax (212) 901-7881, (b) J.P. Morgan Securities LLC, 383 Madison Avenue New York, New York 10179, attention of Investment Grade Syndicate Desk, and (c) U.S. Bancorp Investments, Inc., 214 North Tryon Street, 26th Floor, EXNC-WSTC, Charlotte, North Carolina 28202, attention of High Grade Syndicate, Fax: (704) 335-2393, with a copy to Davis Polk & Wardwell LLP at 450 Lexington Avenue, New York, New York 10017, attention of Deanna Kirkpatrick, Esq., fax (212) 701 5135; and notices to the Company shall be directed to it at 1049 Camino Dos Rios, Thousand Oaks, CA 91360, attention of Senior Vice President and Treasurer, with a copy to the attention of Senior Vice President, General Counsel, Chief Compliance Officer and Secretary, with a copy (which shall not constitute notice) to McGuireWoods LLP, Tower Two-Sixty, 260 Forbes Avenue, Suite 1800, Pittsburgh, PA 15222, Attn: Hannah T. Frank.

SECTION 12. No Advisory or Fiduciary Relationship. The Company acknowledges and agrees that (a) the purchase and sale of the Notes pursuant to this Agreement, including the determination of the public offering price of the Notes and any related discounts and commissions, is an arm’s-length commercial transaction between the Company, on the one hand, and the several Underwriters, on the other hand, and the Company is capable of evaluating and understanding and understands and accepts the terms, risks and conditions of the transactions contemplated by this Agreement, (b) in connection with the offering of the Notes and the process leading thereto, each Underwriter is and has been acting solely as a principal and is not the agent or fiduciary of the Company or any of its subsidiaries or their respective stockholders, creditors, employees or any other party, (c) no Underwriter has assumed or will assume an advisory or fiduciary responsibility in favor of the Company with respect to the offering of the Notes or the process leading thereto (irrespective of whether such Underwriter has advised or is currently advising the Company or any of its subsidiaries on other matters) or any other obligation to the Company with respect to the offering of the Notes except the obligations expressly set forth in this Agreement, (d) the Underwriters and their respective Affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Company, (e) the Underwriters have not provided any legal, accounting, financial, regulatory, investment or tax advice with respect to the offering of the Notes and the Company has consulted its own respective legal, accounting, financial, regulatory and tax advisors to the extent it deemed appropriate and (f) none of the activities of the Underwriters in connection with the transactions contemplated herein constitutes a recommendation, investment advice or solicitation of any action by the Underwriters with respect to any entity or natural person.

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SECTION 13. Recognition of the U.S. Special Resolution Regimes.

(a) In the event that any Underwriter that is a Covered Entity becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer from such Underwriter of this Agreement, and any interest and obligation in or under this Agreement, will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if this Agreement, and any such interest and obligation, were governed by the laws of the United States or a state of the United States.

(b) In the event that any Underwriter that is a Covered Entity or a BHC Act Affiliate of such Underwriter becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under this Agreement that may be exercised against such Underwriter are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if this Agreement were governed by the laws of the United States or a state of the United States.

For purposes of this Section 13, a “BHC Act Affiliate” has the meaning assigned to the term “affiliate” in, and shall be interpreted in accordance with, 12 U.S.C. § 1841(k). “Covered Entity” means any of the following: (i) a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b); (ii) a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or (iii) a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b). “Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable. “U.S. Special Resolution Regime” means each of (i) the Federal Deposit Insurance Act and the regulations promulgated thereunder and (ii) Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations promulgated thereunder.

SECTION 14. Parties. This Agreement shall each inure to the benefit of and be binding upon the Underwriters and the Company and their respective successors. Nothing expressed or mentioned in this Agreement is intended or shall be construed to give any person, firm or corporation, other than the Underwriters and the Company and their respective successors and the controlling persons, Affiliates, selling agents, officers and directors referred to in Sections 6 and 7 and their heirs and legal representatives, any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision herein contained. This Agreement and all conditions and provisions hereof are intended to be for the sole and exclusive benefit of the Underwriters and the Company and their respective successors, and said controlling persons, Affiliates, selling agents, officers and directors and their heirs and legal representatives, and for the benefit of no other person, firm or corporation. No purchaser of Notes from any Underwriter shall be deemed to be a successor by reason merely of such purchase.

SECTION 15. Trial by Jury. Each of the Company (on its behalf and, to the extent permitted by applicable law, on behalf of its stockholders and affiliates) and the Underwriters hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Agreement or the transactions contemplated hereby.

SECTION 16. GOVERNING LAW. THIS AGREEMENT AND ANY CLAIM, CONTROVERSY OR DISPUTE ARISING UNDER OR RELATED TO THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO ITS CHOICE OF LAW PROVISIONS.

SECTION 17. Consent to Jurisdiction. Each of the parties hereto agrees that any legal suit, action or proceeding arising out of or based upon this Agreement or the transactions contemplated hereby (“Related Proceedings”) shall be instituted in (i) the federal courts of the United States of America located in the City and County of New York, Borough of Manhattan or (ii) the courts of the State of New York located in the City and County of New York, Borough of Manhattan (collectively, the “Specified Courts”), and irrevocably submits to the exclusive jurisdiction (except for proceedings instituted in regard to the

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enforcement of a judgment of any Specified Court (a “Related Judgment”), as to which such jurisdiction is non-exclusive) of the Specified Courts in any such suit, action or proceeding. Service of any process, summons, notice or document by mail to such party’s address set forth above shall be effective service of process for any suit, action or proceeding brought in any Specified Court. Each of the parties hereto irrevocably and unconditionally waives any objection to the laying of venue of any suit, action or proceeding in the Specified Courts and irrevocably and unconditionally waive and agree not to plead or claim in any Specified Court that any such suit, action or proceeding brought in any Specified Court has been brought in an inconvenient forum.

SECTION 18. TIME. TIME SHALL BE OF THE ESSENCE OF THIS AGREEMENT. EXCEPT AS OTHERWISE SET FORTH HEREIN, SPECIFIED TIMES OF DAY REFER TO NEW YORK CITY TIME.

SECTION 19. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same Agreement. Delivery of an executed Agreement by one party to the other may be made by facsimile, electronic mail or other transmission method as permitted by applicable law, and the parties hereto agree that any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes. A party’s electronic signature (complying with the New York Electronic Signatures and Records Act (N.Y. State Tech. §§ 301-309), as amended from time to time, or other applicable law) of this Agreement shall have the same validity and effect as a signature affixed by the party’s hand.

SECTION 20. Effect of Headings. The Section headings herein are for convenience only and shall not affect the construction hereof.

SECTION 21. Partial Unenforceability. The invalidity or unenforceability of any Section, paragraph or provision of this Agreement shall not affect the validity or enforceability of any other Section, paragraph or provision hereof. If any Section, paragraph or provision of this Agreement is for any reason determined to be invalid or unenforceable, there shall be deemed to be made such minor changes (and only such minor changes) as are necessary to make it valid and enforceable.

SECTION 22. Research Analyst Independence. The Company acknowledges that the Underwriters’ research analysts and research departments are required to be independent from their respective investment banking divisions and are subject to certain regulations and internal policies, and that such Underwriters’ research analysts may hold views and make statements or investment recommendations and/or publish research reports with respect to the Company, its subsidiaries and/or the offering of the Notes that differ from the views of their respective investment banking divisions. The Company hereby waives and releases, to the fullest extent permitted by law, any claims that the Company may have against the Underwriters with respect to any conflict of interest that may arise from the fact that the views expressed by their independent research analysts and research departments may be different from or inconsistent with the views or advice communicated to the Company by such Underwriters’ investment banking divisions. The Company acknowledges that each of the Underwriters is a full service securities firm and as such from time to time, subject to applicable securities laws, may effect transactions for its own account or the account of its customers and hold long or short positions in debt or equity securities of the companies that may be the subject of the transactions contemplated by this Agreement.

SECTION 23. General Provisions. This Agreement constitutes the entire agreement of the parties to this Agreement and supersedes all prior written or oral and all contemporaneous oral agreements, understandings and negotiations with respect to the subject matter hereof. This Agreement shall not become effective until the execution of this Agreement by the parties hereto. This Agreement may not be amended or modified unless in writing by all of the parties hereto, and no condition herein (express or implied) may be waived unless waived in writing by each party whom the condition is meant to benefit.

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Each of the parties hereto acknowledges that it is a sophisticated business person who was adequately represented by counsel during negotiations regarding the provisions hereof, including, without limitation, the indemnification provisions of Section 6 and the contribution provisions of Section 7, and is fully informed regarding said provisions. Each of the parties hereto further acknowledges that the provisions of Sections 6 and 7 hereto fairly allocate the risks in light of the ability of the parties to investigate the Company, its affairs and its business in order to assure that adequate disclosure has been made in the Registration Statement, the General Disclosure Package and the Prospectus (and any amendments and supplements thereto), as required by the 1933 Act and the 1934 Act.

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If the foregoing is in accordance with your understanding of our agreement, please sign and return to the Company a counterpart hereof, whereupon this instrument, along with all counterparts, will become a binding agreement between the Underwriters and the Company in accordance with its terms.

Very truly yours,

TELEDYNE TECHNOLOGIES INCORPORATED

By:	/s/ Stephen F. Blackwood
Name: Stephen F. Blackwood
Title: Senior Vice President and Treasurer

CONFIRMED AND ACCEPTED, as of the date first above written:

BOFA SECURITIES, INC.

By:	/s/ Happy Hazelton
Authorized Signatory

J.P. MORGAN SECURITIES LLC

By:	/s/ Robert Bottamedi
Authorized Signatory

U.S. BANCORP INVESTMENTS, INC.

By:	/s/ Julie Brendel
Authorized Signatory

For itself and as Representatives of the other Underwriters named in Schedule A hereto.

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SCHEDULE A

Underwriters	Aggregate Principal Amount of 2023 Notes to be Purchased	Aggregate Principal Amount of 2024 Notes to be Purchased	Aggregate Principal Amount of 2026 Notes to be Purchased	Aggregate Principal Amount of 2028 Notes to be Purchased	Aggregate Principal Amount of 2031 Notes to be Purchased
BofA Securities, Inc.	90,000,000	135,000,000	135,000,000	210,000,000	330,000,000
J.P. Morgan Securities LLC	37,500,000	56,250,000	56,250,000	87,500,000	137,500,000
U.S. Bancorp Investments, Inc.	37,500,000	56,250,000	56,250,000	87,500,000	137,500,000
BMO Capital Markets Corp.	22,500,000	33,750,000	33,750,000	52,500,000	82,500,000
MUFG Securities Americas Inc.	22,500,000	33,750,000	33,750,000	52,500,000	82,500,000
PNC Capital Markets LLC	22,500,000	33,750,000	33,750,000	52,500,000	82,500,000
Truist Securities, Inc.	22,500,000	33,750,000	33,750,000	52,500,000	82,500,000
BNP Paribas Securities Corp.	12,000,000	18,000,000	18,000,000	28,000,000	44,000,000
BNY Mellon Capital Markets, LLC	12,000,000	18,000,000	18,000,000	28,000,000	44,000,000
Siebert Williams Shank & Co., LLC	12,000,000	18,000,000	18,000,000	28,000,000	44,000,000
KeyBanc Capital Markets Inc.	9,000,000	13,500,000	13,500,000	21,000,000	33,000,000

Total	300,000,000	450,000,000	450,000,000	700,000,000	1,100,000,000

Schedule A

SCHEDULE B

Issuer Free Writing Prospectuses

1.	Final Term Sheet for the Notes

Schedule B

SCHEDULE C

Electronic Road Shows and Other Written Communications

1.	Fixed Income Investor Presentation, dated March 2021.

Schedule C

SCHEDULE D

TELEDYNE TECHNOLOGIES INCORPORATED

FORM OF FINAL TERM SHEET

Issuer Free Writing Prospectus, dated March 8, 2021

Filed Pursuant to Rule 433 under the Securities Act of 1933

Registration No. 333-253860

Teledyne Technologies Incorporated

$3,000,000,000

$300,000,000 0.650% Notes due 2023

$450,000,000 0.950% Notes due 2024

$450,000,000 1.600% Notes due 2026

$700,000,000 2.250% Notes due 2028

$1,100,000,000 2.750% Notes due 2031

Pricing Term Sheet dated March 8, 2021

Issuer:	Teledyne Technologies Incorporated (the “Company”)

Security Description:

$300,000,000 0.650% Notes due 2023 (the “2023 Notes”)

$450,000,000 0.950% Notes due 2024 (the “2024 Notes”)

$450,000,000 1.600% Notes due 2026 (the “2026 Notes”)

$700,000,000 2.250% Notes due 2028 (the “2028 Notes”)

$1,100,000,000 2.750% Notes due 2031 (the “2031 Notes” and, together with the 2023 Notes, the 2024 Notes, the 2026 Notes and the 2028 Notes, the “Notes”)

Distribution:	SEC-registered

Principal Amount:	2023 Notes: $300,000,000 2024 Notes: $450,000,000 2026 Notes: $450,000,000 2028 Notes: $700,000,000 2031 Notes: $1,100,000,000

Expected Ratings (Moody’s / S&P / Fitch)*:	[Intentionally Omitted]

Coupon:	2023 Notes: 0.650% 2024 Notes: 0.950% 2026 Notes: 1.600% 2028 Notes: 2.250% 2031 Notes: 2.750%

Schedule D

Public Offering Price:

2023 Notes: 99.970% of the principal amount

2024 Notes: 99.884% of the principal amount

2026 Notes: 99.981% of the principal amount

2028 Notes: 99.774% of the principal amount

2031 Notes: 99.582% of the principal amount

Yield to Maturity:	2023 Notes: 0.665% 2024 Notes: 0.989% 2026 Notes: 1.604% 2028 Notes: 2.285% 2031 Notes: 2.798%

Benchmark Treasury:

2023 Notes: UST 0.125% due February 28, 2023

2024 Notes: UST 0.125% due February 15, 2024

2026 Notes: UST 0.500% due February 28, 2026

2028 Notes: UST 1.125% due February 29, 2028

2031 Notes: UST 1.125% due February 15, 2031

Spread to Benchmark Treasury:	2023 Notes: +50 basis points 2024 Notes: +65 basis points 2026 Notes: +75 basis points 2028 Notes: +100 basis points 2031 Notes: +120 basis points

Benchmark Treasury Price / Yield:	2023 Notes: 99-29+ / 0.165% 2024 Notes: 99-12 / 0.339% 2026 Notes: 98-09 / 0.854% 2028 Notes: 98-30 / 1.285% 2031 Notes: 95-21+ / 1.598%

Trade Date:	March 8, 2021

Settlement Date:	March 22, 2021 (T+10)**

Maturity Date:	2023 Notes: April 1, 2023 2024 Notes: April 1, 2024 2026 Notes: April 1, 2026 2028 Notes: April 1, 2028 2031 Notes: April 1, 2031

Record Date:	March 15 and September 15 of each year

Interest Payment Dates:	April 1 and October 1 of each year, commencing on October 1, 2021

Optional Redemption:

Make-Whole Call:

2023 Notes: T+10 basis points (at any time before April 1, 2023)

2024 Notes: T+10 basis points (at any time before April 1, 2022)

2026 Notes: T+15 basis points (at any time before March 1, 2026)

2028 Notes: T+15 basis points (at any time before February 1, 2028)

2031 Notes: T+20 basis points (at any time before January 2, 2031)

Sch D

Par Call:

2023 Notes: Not applicable

2024 Notes: At any time on or after April 1, 2022 (the date that is two years prior to the stated maturity of such Notes)

2026 Notes: At any time on or after March 1, 2026 (the date that is one month prior to the stated maturity of such Notes)

2028 Notes: At any time on or after February 1, 2028 (the date that is two months prior to the stated maturity of such Notes)

2031 Notes: At any time on or after January 2, 2031 (the date that is three months prior to the stated maturity such Notes)

Special Mandatory Redemption:	The completion of this offering is not contingent on the closing of the FLIR Acquisition. If the closing of the FLIR Acquisition has not occurred on or prior to the earlier of (i) December 31, 2021 and (ii) the date the Merger Agreement, including any amendment thereof, is terminated, according to its terms, we will redeem the 2023 Notes, the 2024 Notes, the 2026 Notes, and the 2031 Notes in whole at a special mandatory redemption price equal to 101% of the aggregate principal amount of such Notes, plus accrued and unpaid interest, if any, on the principal amount of such Notes to, but excluding, the special mandatory redemption date.

Change of Control Triggering Event:	Puttable at 101% of principal plus accrued and unpaid interest, if any

Denominations/Multiple:	$2,000 / $1,000

CUSIP / ISIN:	2023 Notes: 879360 AA3 / US879360AA33 2024 Notes: 879360 AB1 / US879360AB16 2026 Notes: 879360 AC9 / US879360AC98 2028 Notes: 879360 AD7 / US879360AD71 2031 Notes: 879360 AE5 / US879360AE54

Joint Book-Running Managers:	BofA Securities, Inc. J.P. Morgan Securities LLC U.S. Bancorp Investments, Inc.

Sr. Co-Managers:	BMO Capital Markets Corp. MUFG Securities Americas Inc. PNC Capital Markets LLC Truist Securities, Inc.

Co-Managers:	BNP Paribas Securities Corp. BNY Mellon Capital Markets, LLC KeyBanc Capital Markets Inc. Siebert Williams Shank & Co., LLC

*

A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time. Each of the security ratings above should be evaluated independently of any other security rating.

**

The Company expects that delivery of the Notes will be made to investors on or about March 22, 2021, which will be the 10th business day following the date of this pricing term sheet (such settlement being referred to as “T+10”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes prior to the second business day before the delivery of the Notes hereunder will be required, by virtue of the fact that the Notes initially settle in T+10, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to their date of delivery hereunder should consult their advisors.

Sch D

The Company has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Company has filed with the SEC that are incorporated into the prospectus supplement for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the related prospectus supplement if you request it by calling BofA Securities toll free at 1-800-294-1322, J.P. Morgan Securities LLC collect at 1-212-834-4533, or U.S. Bancorp Investments, Inc. toll free at 1-877-558-2607.

This pricing term sheet supplements the preliminary form of prospectus supplement issued by Teledyne Technologies Incorporated on March 8, 2021 relating to its prospectus dated March 4, 2021.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

Sch D

Exhibit A

FORM OF OPINION OF COMPANY’S COUNSEL

TO BE DELIVERED PURSUANT TO SECTION 5(b)

1.

Each of the Company and FLIR is validly existing as a corporation in good standing under the laws of the State of Delaware. Each of the Company and FLIR has full corporate power and authority to conduct its business as described in the Preliminary Prospectus and the Prospectus.

2.	Each of the Company and FLIR is duly incorporated as a corporation under the laws of the State of Delaware.

3.

The Company has the corporate power and authority to execute, deliver and perform the terms and provisions of each Subject Document[1] and has taken all necessary corporate action to authorize the execution, delivery and performance thereof.

4.	The Company has duly executed and delivered each Subject Document to which it is a party.

5.

The Indenture constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms. The Notes evidenced by the Global Notes are in the form prescribed in or pursuant to the Indenture and, when authenticated as specified in or pursuant to the Indenture and issued and delivered to and paid for by the Underwriters in accordance with the terms of the Underwriting Agreement, will constitute the valid and binding obligations of the Company entitled to the benefits provided by the Indenture, and will be enforceable against the Company in accordance with their terms.

6.

Neither the execution and delivery by the Company of any Subject Document to which it is a party, nor the performance by the Company of its obligations thereunder (including the issuance, authentication, sale and delivery of the Notes): (a) violates any provision of the Organizational Documents of the Company; (b) violates any statute or regulation of Applicable Law that, in each case, is applicable to the Company; or (c) violates, results in any breach of any of the terms of, or constitutes a default under, any Reviewed Document[2] or results in the creation or imposition of any lien, security interest or other encumbrance (except as contemplated by the Subject Documents) upon any assets of the Company pursuant to the terms of any Reviewed Document.

7.

No consent, approval or authorization of, or filing with, any governmental authority of the State of New York, the State of Delaware or the United States pursuant to any statute or regulation of Applicable

[1]	Defined as the Underwriting Agreement, the Base Indenture, the Supplemental Indenture and the Global Note.
[2]

Defined as: as any Material Contracts and, as identified on a schedule to a certificate from an officer of the Company, (i) any other indentures, mortgages, deeds of trust, bonds, notes, security or pledge agreement, guarantees, loan or credit agreements or other agreements or instruments to which the Company is a party, in each case which relate to the borrowing of money, the guaranty of indebtedness of other persons or entities or the creation of liens or security interests to secure indebtedness and which purport to affect the ability of the Company to undertake and perform its obligations under the Underwriting Agreement or any other Subject Document and (ii) all orders, writs, injunctions, decrees or judgments of any court or other governmental authority to which the Company is or may be subject.

“Material Contracts” means (i) any indenture, mortgage, deed of trust, loan agreement, lease or other agreement or instrument which is filed as Exhibit 1, 2, 4 or 10 (other than management contracts or compensatory plans or arrangements) under Item 601 of Regulation S-K to the Company’s Annual Report on Form 10-K for the fiscal year ended January 3, 2021.

Exhibit A

Law or any court acting pursuant to Applicable Law that, in each case, is applicable to the Company is required for the due execution and delivery by the Company of the Subject Documents, the issue and sale of the Notes or the performance by the Company of its obligations thereunder, except (a) in each case as have been previously made or obtained, (b) filings under the Exchange Act, (c) filings, consents or approvals as may be required under the rules and regulations of the Financial Industry Regulatory Authority (“FINRA”) or the New York Stock Exchange and (d) filings, consents or approvals under applicable state or foreign securities laws (including Blue Sky laws).

8.

The Registration Statement has become effective under the Securities Act; any required filing of a Preliminary Prospectus and the Prospectus pursuant to Rule 424(b) under the Securities Act has been made in the manner and within the time period required by such Rule; based solely on our review of the SEC’s “Stop Orders” web page (http://sec.gov/litigation/stoporders.shtml), no stop order suspending the effectiveness of the Registration Statement has been issued; and to our knowledge, no proceeding for that purpose or pursuant to Section 8A of the Securities Act against the Company or in connection with the offering, issuance and sale of the Notes under the Underwriting Agreement is pending or threatened by the SEC.

9.

The Registration Statement, when it became effective, and the Preliminary Prospectus and the Prospectus, each as of its date and as of the date hereof (except the financial statements and related footnotes, financial statement schedules, and other financial or accounting data contained or incorporated by reference in or omitted from the Registration Statement, the Preliminary Prospectus and the Prospectus, or reports on the effectiveness of internal control over financial reporting, as to which we express no opinion) appear on their face to comply as to form in all material respects with the requirements of the Securities Act, and the rules and regulations of the SEC thereunder.

10.

The statements set forth under the caption “Description of Debt Securities” in the Base Prospectus, the caption “Description of the Notes” in the Time of Sale Information and the Prospectus, and in Item 15. Indemnification of Directors and Officers in the Registration Statement, insofar as they purport to constitute a summary of the provisions of the laws and documents referred to therein, constitute, as of the respective dates of the filings of the Registration Statement, the Time of Sale Information and the Prospectus with the SEC, accurate summaries of such laws and documents in all material respects. The Underwriting Agreement, the Notes, and the Indenture conform in all material respects to the descriptions thereof contained in the Time of Sale Information and the Prospectus.

11.

The statements set forth in the Prospectus and the Time of Sale Information under the caption “Certain Material United States Federal Income Tax Considerations,” subject to the limitations, qualifications and assumptions set forth therein, and insofar as they purport to describe provisions of United States federal income tax laws or legal conclusions with respect thereto, constitute an accurate summary of the matters discussed therein in all material respects.

12.	The Indenture has been qualified under the Trust Indenture Act.

13.

The Company is not, and after giving effect to the offering and sale of Notes and the application of proceeds thereof as described in the Prospectus will not be, required to be registered as an “investment company” under the Investment Company Act of 1940, as amended (the “Investment Company Act”).

Form of 10b-5 Letter:

Exhibit A

In our capacity as such counsel, we have examined the Registration Statement (File No. 333-253860), the Pricing Disclosure Package and the Prospectus, and participated in conferences with officers and other representatives of the Company, representatives of the independent registered public accounting firm of the Company, representatives of the Underwriters and counsel to the Underwriters, concerning the Registration Statement, the Pricing Disclosure Package, the Prospectus and related matters were discussed.

The purpose of our professional engagement was not to establish or confirm factual matters set forth in the Registration Statement, the Pricing Disclosure Package or the Prospectus (except to the extent expressly set forth in paragraph 9 of our opinion letter addressed to you of even date herewith), and we have not undertaken to verify independently the accuracy of any such factual matters (except as aforesaid). Moreover, many of the determinations required to be made in the preparation of the Registration Statement, the Pricing Disclosure Package and the Prospectus involve matters of a non-legal nature.

Based on and subject to the foregoing, on the basis of the information we gained in the course of performing the services referred to above, nothing has come to our attention that leads us to believe that (i) the Registration Statement, as of its most recent effective date, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading; (ii) the Pricing Disclosure Package, as of the Applicable Time, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; or (iii) the Prospectus, as of the date of the Prospectus and as of the date hereof, contained or contains any untrue statement of a material fact or omitted or omits to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that we have not undertaken to verify independently any of such factual matters (except to the extent expressly set forth in paragraphs 9 and 10 of our opinion letter addressed to you of even date herewith), are not passing upon and do not assume any responsibility for the accuracy, completeness or fairness of the statements contained in the Registration Statement, the Pricing Disclosure Package or the Prospectus (except as aforesaid), and we have not been requested to and do not make any comment in this paragraph with respect to the financial statements, supporting schedules, footnotes and other financial or accounting data or information or assessments of or reports on the effectiveness of internal control over financial reporting or the Statement of Eligibility of the Trustee filed on Form T-1 under the Trust Indenture Act contained or incorporated by reference in the Registration Statement, the Pricing Disclosure Package or the Prospectus.

The foregoing assurance is provided on the basis that, except as otherwise provided in Section 3(b) of the Underwriting Agreement with respect to the Pricing Disclosure Package, any statement contained in a document incorporated by reference in the Registration Statement, the Pricing Disclosure Package or the Prospectus (the “Incorporated Document”) will be deemed not to be contained in the Registration Statement, the Pricing Disclosure Package or the Prospectus if the statement has been modified or superseded by any statement in a subsequently filed Incorporated Document or in the Registration Statement, the Pricing Disclosure Package or the Prospectus.

This letter is furnished only to you and for your benefit as representatives of the Underwriters in connection with the issuance and sale by the Company of the Notes pursuant to the Underwriting Agreement. This letter and the statements expressed herein are as of the date hereof. We assume no obligation to update or supplement this letter to reflect any facts or circumstances that may hereafter come to our attention. This letter and the statements herein may not be relied upon by, nor may copies thereof be provided to, any other person, firm, corporation or entity for any purpose whatsoever without our prior written consent.

Exhibit A

SCHEDULE F

“FLIR Disclosure Package” means (1) FLIR’s Annual Report on Form 10-K for the year ended December 31, 2020 (including exhibits and schedules thereto) and (2) the Current Report on Form 8-K filed by FLIR on January 6, 2021.

“Knowledge” or “knowledge” means the actual knowledge of any fact, circumstance or condition of Melanie S. Cibik, Senior Vice President, General Counsel, Chief Compliance Officer and Secretary, Stephen F. Blackwood, Senior Vice President and Treasurer, and Susan L. Main, Senior Vice President and Chief Financial Officer with respect to the Company or FLIR, as applicable.

Exhibit 4.1

INDENTURE

DATED AS OF MARCH 22, 2021

BETWEEN

TELEDYNE TECHNOLOGIES INCORPORATED.

as Issuer,

AND

U.S. BANK NATIONAL ASSOCIATION

as Trustee

Providing for the Issuance of

Debt Securities

in Series

Reconciliation and tie between Trust Indenture Act of 1939 and this Indenture

Trust Indenture Act Section	Indenture Section
310(a)(1)	6.09
(a)(2)	6.09
(a)(3)	Not Applicable
(a)(4)	Not Applicable
(a)(5)	6.09
(b)	6.08, 6.10
(c)	Not Applicable
311(a)	6.13
(b)	6.13
(c)	Not Applicable
312(a)	7.01, 7.02
(b)	7.02
(c)	7.02
313(a)	7.03
(b)(1)	Not Applicable
(b)(2)	7.03
(c)	7.03
(d)	7.03
314(a)	7.04
(a)(4)	1.04, 10.04
(b)	Not Applicable
(c)(1)	1.02
(c)(2)	1.02
(c)(3)	Not Applicable
(d)	Not Applicable
(e)	1.02
(f)	Not Applicable
315(a)	6.01
(b)	6.02
(c)	6.01
(d)	6.01
(e)	5.14
316(a)(last sentence)	1.06
(a)(1)(A)	5.02, 5.12
(a)(1)(B)	5.13
(a)(2)	Not Applicable
(b)	5.08
(c)	1.04
317(a)(1)	5.03
(a)(2)	5.04
(b)	10.03
318(a)	1.07
(b)	Not Applicable
(c)	1.07

NOTE: This reconciliation and tie shall not, for any purpose, be deemed to be part of the Indenture.

-i-

(continued)

-ii-

(continued)

-iii-

(continued)

-iv-

INDENTURE

THIS INDENTURE, dated as of March 22, 2021, between TELEDYNE TECHNOLOGIES INCORPORATED, a corporation duly organized and existing under the laws of the State of Delaware, (herein called the “Company”), having its principal executive office located at 1049 Camino Dos Rios, Thousand Oaks, California 91360, and U.S. Bank National Association, as trustee (herein called the “Trustee”).

RECITALS

The Company has duly authorized the execution and delivery of this Indenture to provide for the issuance from time to time of the Company’s debentures, notes or other evidences of indebtedness (herein called the “Securities”), to be issued in one or more series as provided in this Indenture.

All things necessary to make this Indenture a valid agreement of the Company in accordance with its terms, have been done.

This Indenture is subject to the applicable provisions of the Trust Indenture Act of 1939, as amended, and the rules and regulations of the Securities and Exchange Commission promulgated thereunder and shall be governed by such provisions.

NOW, THEREFORE, THIS INDENTURE WITNESSETH:

For and in consideration of the premises and the purchase of the Securities by the Holders (as defined herein) thereof, it is mutually agreed, for the equal and proportionate benefit of all Holders of the Securities or of any series thereof, as follows:

ARTICLE I DEFINITIONS AND OTHER PROVISIONS OF GENERAL APPLICATION

Section 1.01 Definitions.

For all purposes of this Indenture, except as otherwise expressly provided or unless the context otherwise requires:

(a) the terms defined in this Article have the meanings assigned to them in this Article and include the plural as well as the singular and the masculine gender shall include the feminine and neuter, and vice versa, unless the context otherwise requires;

(b) all other terms used herein which are defined in the Trust Indenture Act, either directly or by reference therein, have the meanings assigned to them therein;

(c) all accounting terms not otherwise defined herein have the meanings assigned to them in accordance with generally accepted accounting principles in the United States of America (including, if applicable, International Financial Reporting Standards) as in effect from time to time;

(d) unless the context otherwise requires, any reference to an “Article” or a “Section” refers to an Article or a Section, as the case may be, of this Indenture;

(e) the words “herein”, “hereof” and “hereunder” and other words of similar import refer to this Indenture as a whole and not to any particular Article, Section or other subdivision;

(f) “or” is not exclusive, and “including” means “including without limitation”, “including but not limited to” or words of similar import; and

(g) when used with respect to any Security, the words “convert,” “converted” and “conversion” are intended to refer to the right of the Holder or the Company to convert or exchange such Security into or for securities or other property in accordance with such terms, if any, as may hereafter be specified for such Security as contemplated by Section 3.01, and these words are not intended to refer to any right of the Holder or the Company to exchange such Security for other Securities of the same series and like tenor pursuant to Section 3.04, Section 3.05, Section 3.06, Section 9.06 or Section 11.07 or another similar provisions of this Indenture, unless the context otherwise requires; and references herein to the terms of any Security that may be converted mean such terms as may be specified for such Security as contemplated in Section 3.01.

“Act”, when used with respect to any Holder, has the meaning specified in Section 1.04.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” when used with respect to any specified Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Applicable Procedures” of a Depositary means, with respect to any transfer, exchange, transaction or other matter at any time, involving a Global Security, the rules policies and procedures of such Depositary, if any, that are applicable to such matter at such time.

“Authenticating Agent” means any Person authorized by the Trustee pursuant to Section 6.14 to act on behalf of the Trustee to authenticate Securities of one or more series.

“Board of Directors” means either the board of directors of the Company or any duly authorized committee of that board of directors.

“Business Day”, when used with respect to any Place of Payment, means, except as otherwise provided or contemplated by Section 3.01 with respect to any series of Securities, each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in that Place of Payment are authorized or obligated by law or executive order or regulation to close.

“Commission” means the Securities and Exchange Commission, from time to time constituted, created under the Exchange Act, or, if at any time after the execution of this Indenture such Commission is not existing and performing the duties now assigned to it under the Trust Indenture Act, then the body performing such duties at such time.

“Company” means the Person named as the “Company” in the first paragraph of this Indenture until a successor Person shall have become such pursuant to the applicable provisions of this Indenture, and thereafter “Company” shall mean such successor Person.

“Company Request” or “Company Order” mean, respectively, a written request or order, as the case may be, signed in the name of the Company by any Senior Officer, the Treasurer of the Company or the General Counsel of the Company.

“Company Resolution” means a resolution of the Company, in the form of a resolution of the Board, or in the form of a resolution of any two Senior Officers or any Senior Officer and either the General Counsel or Treasurer of the Company, authorizing, ratifying, setting forth or otherwise validating agreements, execution and delivery of documents, the issuance, form and terms of Securities, or any other actions or proceedings pursuant or with respect to this Indenture.

“Corporate Trust Office” means the principal office of the Trustee (currently at 633 West Fifth Street 24th Floor, Los Angeles, CA 90071) at which at any particular time its corporate trust business with respect to the Securities shall be administered, or at any other time at such other address as the Trustee may designate from time to time by notice to the Holders.

“corporation” means a corporation, association, limited liability company, company, joint-stock company or business trust.

“Covenant Defeasance” has the meaning specified in Section 13.03.

“Defaulted Interest” has the meaning specified in Section 3.07.

“Defeasance” has the meaning specified in Section 13.02.

“Depositary” means, with respect to Securities of any series issuable in whole or in part in the form of one or more Global Securities, a clearing agency registered under the Exchange Act that is designated to act as Depositary for such Securities as contemplated by Section 3.01.

“Event of Default” has the meaning specified in Section 5.01.

“Exchange Act” means the Securities Exchange Act of 1934 and any statute successor thereto, in each case as amended from time to time.

“Expiration Date” has the meaning specified in Section 1.04.

“Global Security” means a Security that evidences all or part of the Securities of any series and bears the legend set forth in Section 2.02 (or such legend as may be specified as contemplated by Section 3.01 for such Securities).

“Holder” means a Person in whose name a Security is registered in the Security Register.

“Indenture” means this instrument as originally executed and as it may from time to time be supplemented or amended by one or more indentures supplemental hereto entered into pursuant to the applicable provisions hereof, including, for all purposes of this instrument and any such supplemental indenture, the provisions of the Trust Indenture Act that are deemed to be a part of and govern this instrument and any such supplemental indenture, respectively. The term “Indenture” shall also include the terms of particular series of Securities established as contemplated by Section 3.01.

“interest”, when used with respect to an Original Issue Discount Security which by its terms bears interest only after Maturity, means interest payable after Maturity.

“Interest Payment Date”, when used with respect to any Security, means the Stated Maturity of an installment of interest on such Security.

“mandatory sinking fund payment” has the meaning specified in Section 12.01.

“Maturity”, when used with respect to any Security, means the date on which the principal of such Security or an installment of principal becomes due and payable as therein or herein provided, whether at the Stated Maturity or by declaration of acceleration, call for redemption or otherwise.

“Notice of Default” means a written notice of the kind specified in Section 5.01(d).

“Officer’s Certificate” means a certificate signed by any Senior Officer, the Treasurer of the Company or the General Counsel of the Company that, if required by the Trust Indenture Act, complies with the requirements of Section 314(e) of the Trust Indenture Act. Notwithstanding the foregoing, the Officer’s Certificate required by Section 10.04 shall be signed by one of the following: any Senior Officer, the principal accounting officer of the Company or the Treasurer of the Company.

“Opinion of Counsel” means a written opinion of counsel, who may be an employee of, or outside counsel to, but does not have to be counsel for, the Company, and who shall be acceptable to the Trustee, which acceptance shall not be unreasonably withheld.

“optional sinking fund payment” has the meaning specified in Section 12.01.

“Original Issue Discount Security” means any Security which provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration of the Maturity thereof pursuant to Section 5.02.

“Outstanding”, when used with respect to Securities, means, as of the date of determination, all Securities theretofore authenticated and delivered under this Indenture, except:

(1) Securities theretofore cancelled and delivered to the Trustee or delivered to the Trustee for cancellation;

(2) Securities for whose payment or redemption money in the necessary amount has been theretofore deposited with the Trustee or any Paying Agent (other than the Company) in trust or set aside and segregated in trust by the Company (if the Company shall act as its own Paying Agent) for the Holders of such Securities; provided that, if such Securities are to be redeemed, notice of such redemption has been duly given pursuant to this Indenture or provision therefor has been made;

(3) Securities, except to the extent provided in Sections 13.02 and 13.03 respectively, as to which the Company has effected Defeasance pursuant to Section 13.02 or Covenant Defeasance pursuant to Section 13.03;

(4) Securities which have been paid pursuant to Section 3.06 or in exchange for or in lieu of which other Securities have been authenticated and delivered pursuant to this Indenture, other than any such Securities in respect of which there shall have been presented to the Trustee proof satisfactory to it that such Securities are held by a bona fide purchaser in whose hands such Securities are valid obligations of the Company; and

(5) Securities as to which any property deliverable upon conversion thereof has been delivered (or such delivery has been made available), or as to which any other particular conditions have been satisfied, in each case as may be provided for such Securities as contemplated in Section 3.01;

provided, however, that in determining whether the Holders of the requisite principal amount of the Outstanding Securities have given, made or taken any request, demand, authorization, direction, notice, consent, waiver or other action hereunder as of any date, (A) the principal amount of an Original Issue Discount Security which shall be deemed to be Outstanding shall be the amount of the principal thereof which would be due and payable as of such date upon acceleration of the Maturity thereof to such date pursuant to Section 5.02, (B) if, as of such date, the principal amount payable at the Stated Maturity of a Security is not determinable, the principal amount of such Security which shall be deemed to be Outstanding shall be the amount as specified or determined as contemplated by Section 3.01, (C) the principal amount of a Security denominated in one or more foreign currencies, composite currencies or currency units which shall be deemed to be Outstanding shall be the U.S. dollar equivalent, determined as of such date in the manner provided as contemplated by Section 3.01, of the principal amount of such Security (or, in the case of a Security described in Clause (A) or (B) above, of the amount determined as provided in such Clause), and (D) Securities owned by the Company or any other obligor upon the Securities or any Affiliate of the Company or of such other obligor shall be disregarded and deemed not to be Outstanding, except that, in determining whether the Trustee shall be protected in relying upon any such request, demand, authorization, direction, notice, consent, waiver or other action, only Securities which the Trustee knows to be so owned shall be so disregarded. The Trustee shall be protected in relying on an Officer’s Certificate or other evidence satisfactory to it in determining ownership. Securities so owned which have been pledged in good faith may be regarded as Outstanding if the pledgee establishes to the satisfaction of the Trustee the pledgee’s right so to act with respect to such Securities and that the pledgee is not the Company or any other obligor upon the Securities or any Affiliate of the Company or of such other obligor.

“Paying Agent” means any Person authorized by the Company to pay the principal of or any premium or interest on any Securities on behalf of the Company.

“Person” means any individual, corporation, company (including a limited liability company), partnership, joint venture, association, joint stock company, trust, unincorporated organization or government or any agency or political subdivision thereof or any other entity.

“Place of Payment”, when used with respect to the Securities of any series, means the place or places where the principal of and any premium and interest on the Securities that series are payable as specified or contemplated by Section 3.01.

“Predecessor Security” of any particular Security means every previous Security evidencing all or a portion of the same debt as that evidenced by such particular Security; and, for the purposes of this definition, any Security authenticated and delivered under Section 3.06 in exchange for or in lieu of a mutilated, destroyed, lost or stolen Security shall be deemed to evidence the same debt as the mutilated, destroyed, lost or stolen Security. “Redemption Date”, when used with respect to any Security to be redeemed, means the date fixed for such redemption by or pursuant to this Indenture.

“Redemption Price”, when used with respect to any Security to be redeemed, means the price at which it is to be redeemed pursuant to this Indenture.

“Regular Record Date” for the interest payable on the Securities of any series means the date specified for that purpose as contemplated by Section 3.01.

“Responsible Officer”, when used with respect to the Trustee, means any officer of the Trustee in its corporate trust department and also means, with respect to a particular corporate trust matter, any other officer to whom such matter is referred because of his knowledge of and familiarity with the particular subject and who, in each case, shall have direct responsibility for the administration of this Indenture.

“Securities” has the meaning stated in the first recital of this Indenture and more particularly means any Securities authenticated and delivered under this Indenture.

“Securities Act” means the Securities Act of 1933 and any statute successor thereto, in each case as amended from time to time.

“Security Register” and “Security Registrar” have the respective meanings specified in Section 3.05.

“Senior Officer” means the Executive Chairman, President, Chief Executive Officer, Chief Financial Officer, or any officer having the title of Senior Vice President or higher of the Company.

“Special Record Date” for the payment of any Defaulted Interest means a date fixed by the Trustee pursuant to Section 3.07.

“Stated Maturity”, when used with respect to any Security or any installment of principal thereof or interest thereon, means the date specified in such Security as the fixed date on which the principal of such Security or such installment of principal or interest is due and payable.

“Subsidiary” means any Person a majority of the combined voting power of the total outstanding ownership interests in which is, at the time of determination, beneficially owned or held, directly or indirectly, by the Company or one or more other Subsidiaries. For this purpose, “voting power” means power to vote in an ordinary election of directors (or, in the case of a Person that is not a corporation, ordinarily to appoint or approve the appointment of Persons holding similar positions), whether at all times or only as long as no senior class of ownership interests has such voting power by reason of any contingency.

“Trust Indenture Act” means the Trust Indenture Act of 1939, as amended as in force at the date as of which this Indenture was executed, except as otherwise provided in Section 9.05; provided, however, that in the event the Trust Indenture Act of 1939 is amended after such date, “Trust Indenture Act” means, to the extent required by any such amendment, the Trust Indenture Act of 1939 as so amended.

“Trustee” means the Person named as the “Trustee” in the first paragraph of this Indenture until a successor Trustee shall have become such pursuant to the applicable provisions of this Indenture, and thereafter “Trustee” shall mean or include each Person who is then a Trustee hereunder, and if at any time there is more than one such Person, “Trustee” as used with respect to the Securities of any series shall mean the Trustee with respect to Securities of that series.

“U.S. Government Obligation” has the meaning specified in Section 13.04.

“U.S.A. Patriot Act” U.S.A. Patriot Act” means the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, Pub. L. Compliance 107-56, as amended.

Section 1.02 Compliance Certificates and Opinions.

Upon any application or request by the Company to the Trustee to take or refrain from taking any action under any provision of this Indenture, the Company shall furnish to the Trustee such certificates and opinions as may be required under the Trust Indenture Act and stating that all such conditions precedent have been complied with; provided, however, that no opinion shall be required in connection with the issuance of Securities that are part of any series as to which such an opinion has been furnished. Each such certificate and opinion shall be given in the form of an Officer’s Certificate, if to be given by the Company and an Opinion of Counsel, if to be given by counsel, and shall comply with the requirements of the Trust Indenture Act and any other requirements set forth in this Indenture.

Every certificate or opinion with respect to compliance with a condition or covenant provided for in this Indenture (except for certificates provided in Section 10.04) shall include,

(a) a statement that each individual signing such certificate or opinion has read such covenant or condition and the definitions herein relating thereto;

(b) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

(c) a statement that, in the opinion of each such individual, he has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been complied with; and

(d) a statement as to whether, in the opinion of each such individual, such condition or covenant has been complied with.

Section 1.03 Form of Documents Delivered to Trustee.

In any case where several matters are required to be certified by, or covered by an opinion of, any specified Person, it is not necessary that all such matters be certified by, or covered by the opinion of, only one such Person, or that they be so certified or covered by only one document, but one such Person may certify or give an opinion with respect to some matters and one or more other such Persons as to other matters, and any such Person may certify or give an opinion as to such matters in one or several documents.

Any certificate or opinion of an officer of the Company may be based, insofar as it relates to legal matters, upon a certificate or opinion of, or representations by, counsel, unless such officer knows, or in the exercise of reasonable care should know, that the certificate or opinion or representations with respect to the matters upon which his certificate or opinion is based are erroneous. Any such certificate or Opinion of Counsel may be based, insofar as it relates to factual matters, upon a certificate or opinion of, or representations by, an officer or officers of the Company stating that the information with respect to such factual matters is in the possession of the Company, unless such counsel knows, or in the exercise of reasonable care should know, that the certificate or opinion or representations with respect to such matters are erroneous. Counsel delivering an Opinion of Counsel may also rely as to factual matters on certificates of governmental or other officials customary for opinions of the type required. Where any Person is required to make, give or execute two or more applications, requests, consents, certificates, statements, opinions or other instruments under this Indenture, they may, but need not, be consolidated and form one instrument.

Section 1.04 Acts of Holders; Record Dates.

Any request, demand, authorization, direction, notice, consent, waiver or other action provided or permitted by this Indenture to be given, made or taken by Holders may be embodied in and evidenced by one or more instruments of substantially similar tenor signed by such Holders (either physically or by means of a facsimile or electronic transmission, including through the facilities of the Depositary) in person or by an agent duly appointed in writing; and, except as herein otherwise expressly provided, such action shall become effective when such instrument or instruments are delivered (either physically or by means of a facsimile or electronic transmission, including through the facilities of the Depositary) to the Trustee and, where it is hereby expressly required, to the Company. Such instrument or instruments (and the action embodied therein and evidenced thereby) are herein sometimes referred to as the “Act” of the Holders signing such instrument or instruments. Proof of execution of any such instrument or of a writing appointing any such agent shall be sufficient for any purpose of this Indenture and (subject to Section 6.01) conclusive in favor of the Trustee and the Company, if made in the manner provided in this Section. Without limiting the generality of the foregoing, a Holder, including a Depositary that is a Holder of a Global Security, may make, give or take, by a proxy or proxies, duly appointed in writing, any request, demand, authorization, direction, notice, consent, waiver or other action provided in this Indenture to be made, given or taken by Holders, and a Depositary that is a Holder of a Global Security may provide its proxy or proxies to the beneficial owners of interests in any such Global Security.

The fact and date of the execution by any Person of any such instrument or writing may be proved by the affidavit of a witness of such execution or by a certificate of a notary public or other officer authorized by law to take acknowledgments of deeds, certifying that the individual signing such instrument or writing acknowledged to him the execution thereof. Where such execution is by a signer acting in a capacity other than his individual capacity, such certificate or affidavit shall also constitute sufficient proof of his authority. The fact and date of the execution of any such instrument or writing, or the authority of the Person executing the same, may also be proved in any other manner which the Trustee deems sufficient. The ownership, principal amount and serial numbers of Securities held by any Person, and the date of commencement of such Person’s holding the same, shall be proved by the Security Register.

Any request, demand, authorization, direction, notice, consent, waiver or other Act of the Holder of any Security shall bind every future Holder of the same Security and the Holder of every Security issued upon the registration of transfer thereof or in exchange therefor or in lieu thereof in respect of anything done, omitted or suffered to be done by the Trustee or the Company in reliance thereon, whether or not notation of such action is made upon such Security.

The Company may set any day as a record date for the purpose of determining the Holders of Outstanding Securities of any series entitled to give, make or take any request, demand, authorization, direction, notice, consent, waiver or other action provided or permitted by this Indenture to be given, made or taken by Holders of Securities of such series, but the Company shall have no obligation to do so; provided that the Company may not set a record date for, and the provisions of this paragraph shall not apply with respect to, the giving or making of any notice, declaration, request or direction referred to in the next paragraph. If any record date is set pursuant to this paragraph, the Holders of Outstanding Securities of the relevant series on such record date, and no other Holders, shall be entitled to take the relevant action, whether or not such Holders remain Holders after such record date; provided that no such action shall be effective hereunder unless taken on or prior to the applicable Expiration Date by Holders of the requisite principal amount of Outstanding Securities of such series on such record date. Nothing in this paragraph shall be construed to prevent the Company from setting a new record date for any action for which a record date has previously been set pursuant to this paragraph (whereupon the record date previously set shall automatically and with no action by any Person be cancelled and of no effect), and nothing in this paragraph shall be construed to render ineffective any action taken by Holders of the requisite principal amount of Outstanding Securities of the relevant series on the date such action is taken. Promptly after any record date is set pursuant to this paragraph, the Company, at its own expense, shall cause notice of such record date, the proposed action by Holders and the applicable Expiration Date to be given to the Trustee in writing and to each Holder of Securities of the relevant series in the manner set forth in Section 1.05 or Section 1.06.

The Trustee may set any day as a record date for the purpose of determining the Holders of Outstanding Securities of any series entitled to join in the giving or making of (i) any Notice of Default, (ii) any declaration of acceleration referred to in Section 5.02, (iii) any request to institute proceedings referred to in Section 5.07(b) or (iv) any direction referred to in Section 5.12, in each case with respect to Securities of such series. If any record date is set pursuant to this paragraph, the Holders of Outstanding Securities of such series on such record date, and no other Holders, shall be entitled to join in such notice, declaration, request or direction, whether or not such Holders remain Holders after such record date; provided that no such action shall be effective hereunder unless taken on or prior to the applicable Expiration Date by Holders of the requisite principal amount of Outstanding Securities of such series on such record date. Nothing in this paragraph shall be construed to prevent the Trustee from setting a new record date for any action for which a record date has previously been set pursuant to this paragraph (whereupon the record date previously set shall automatically and with no action by any Person be cancelled and of no effect), and nothing in this paragraph shall be construed to render ineffective any action taken by Holders of the requisite principal amount of Outstanding Securities of the relevant series on the date such action is taken. Promptly after any record date is set pursuant to this paragraph, the Trustee, at the Company’s expense, shall cause notice of such record date, the proposed action by Holders and the applicable Expiration Date to be given to the Company in writing and to each Holder of Securities of the relevant series in the manner set forth in Section 1.05 or Section 1.06.

With respect to any record date set pursuant to this Section, the party hereto which sets such record date may designate any day as the “Expiration Date” and from time to time may change the Expiration Date to any earlier or later day; provided that no such change shall be effective unless notice of the proposed new Expiration Date is given to the other party hereto in writing, and to each Holder of Securities of the relevant series in the manner set forth in Section 1.06, on or prior to the then existing Expiration Date. If an Expiration Date is not designated with respect to any record date set pursuant to this Section, the party hereto which set such record date shall be deemed to have initially designated the 180th day following such record date as the Expiration Date with respect thereto, subject to its right to change the Expiration Date as provided in this paragraph. Notwithstanding the foregoing, no Expiration Date shall be later than the 180th day following the applicable record date.

Without limiting the foregoing, a Holder entitled hereunder to take any action hereunder with regard to any particular Security may do so with regard to all or any part of the principal amount of such Security or by one or more duly appointed agents each of which may do so pursuant to such appointment with regard to all or any part of such principal amount.

Section 1.05 Notices, Etc., to Trustee and Company.

Any request, demand, authorization, direction, notice, consent, waiver or Act of Holders or other document provided or permitted by this Indenture to be made upon, given or furnished to, or filed with,

(1) the Trustee by any Holder or by the Company shall be sufficient for every purpose hereunder if made, given, furnished or filed in writing (which may be by facsimile or electronic transmission) to or with the Trustee at its Corporate Trust Office, Attention: B. Scarbrough.

(2) the Company by the Trustee or by any Holder shall be sufficient for every purpose hereunder (unless otherwise herein expressly provided) if in writing and mailed, first-class postage prepaid, to the Company addressed to the attention of the Treasurer at the address of the Company’s principal executive office specified in the first paragraph of this Indenture or at any other address previously furnished in writing to the Trustee by the Company.

Section 1.06 Notice to Holders; Waiver.

Where this Indenture provides for notice to Holders of any event, such notice shall be sufficiently given (unless otherwise herein expressly provided) if in writing and mailed, first-class postage prepaid, to each Holder affected by such event, at its address as it appears in the Security Register, not later than the latest date (if any), and not earlier than the earliest date (if any), prescribed for the giving of such notice. In any case where notice to Holders is given by mail, neither the failure to mail such notice, nor any defect in any notice so mailed, to any particular Holder shall affect the sufficiency of such notice with respect to other Holders. Any notice when mailed to a Holder in the aforesaid manner shall be conclusively deemed to have been received by such Holder whether or not actually received by such Holder. Where this Indenture provides for notice in any manner, such notice may be waived in writing by the Person entitled to receive such notice, either before or after the event, and such waiver shall be the equivalent of such notice. Waivers of notice by Holders shall be filed with the Trustee, but such filing shall not be a condition precedent to the validity of any action taken in reliance upon such waiver.

In case by reason of the suspension of regular mail service or by reason of any other cause it shall be impracticable to give such notice by mail, then such notification as shall be made with the approval of the Trustee shall constitute a sufficient notification for every purpose hereunder. Where this Indenture provides for notice of any event to a Holder of a Global Security, such notice shall be sufficiently given if given to the Depositary for such Security (or its designee), pursuant to the Applicable Procedures of the Depositary, not later than the latest date, if any, and not earlier than the earliest date, if any, prescribed for the giving of such notice.

Section 1.07 Conflict with Trust Indenture Act.

This Indenture is subject to the provisions of the Trust Indenture Act that are required to be a part of this Indenture and, to the extent applicable, shall be governed by such provisions. If any provision hereof limits, qualifies or conflicts with a provision of the Trust Indenture Act or with another provision hereof which is required under the Trust Indenture Act to be a part of and govern this Indenture, the latter provision shall control. If any provision of this Indenture modifies or excludes any provision of the Trust Indenture Act which may be so modified or excluded, the latter provision shall be deemed to apply to this Indenture as so modified or excluded, as the case may be.

Section 1.08 Effect of Headings and Table of Contents.

The Article and Section headings herein and the Table of Contents are for convenience only and shall not affect the construction hereof.

Section 1.09 Successors and Assigns.

All covenants and agreements in this Indenture by the Company shall bind its successors and assigns, whether so expressed or not. All agreements of the Trustee in this Indenture shall bind its successors and assigns, whether so expressed or not.

Section 1.10 Separability Clause.

In case any provision in this Indenture or in the Securities shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

Section 1.11 Benefits of Indenture.

Nothing in this Indenture or in the Securities, express or implied, shall give to any Person, other than the parties hereto and their successors hereunder and the Holders, any benefit or any legal or equitable right, remedy or claim under this Indenture, except as may otherwise be expressly provided pursuant to Section 3.01 with respect to any specific Securities.

Section 1.12 Governing Law.

This Indenture and the Securities shall be governed by and construed in accordance with the laws of the State of New York.

Section 1.13 Legal Holidays.

In any case where any Interest Payment Date, Redemption Date or Stated Maturity of any Security, or any date on which a Holder has the right to convert such Holder’s Security, shall not be a Business Day at any Place of Payment, then (notwithstanding any other provision of this Indenture or of the Securities (other than a provision of any Security which specifically states that such provision shall apply in lieu of this Section)) payment of interest or principal (and premium, if any), or conversion of such Security, need not be made at such Place of Payment on such date, but may be made on the next succeeding Business Day at such Place of Payment with the same force and effect as if made on the Interest Payment Date or Redemption Date, or at the Stated Maturity, or on such conversion date.

Section 1.14 Counterparts; Signatures.

This Indenture, any supplemental indenture or any certificate or other document delivered pursuant to this Indenture or any supplemental indenture may be executed in several counterparts, each of which shall be an original and all of which shall constitute but one and the same instrument. This Indenture and any supplemental indenture shall be valid, binding, and enforceable against a party, and, except as otherwise provided in this Indenture or any supplemental indenture, any certificate or other document delivered pursuant to this Indenture or any supplemental indenture shall be deemed to be duly signed and delivered, only when executed and delivered by an authorized individual on behalf of the party by means of (i) any electronic signature permitted by the federal Electronic Signatures in Global and National Commerce Act, state enactments of the Uniform Electronic Transactions Act, and/or any other relevant electronic signatures law, including relevant provisions of the New York Uniform Commercial Code (collectively, “Signature Law”); (ii) an original manual signature; or (iii) a faxed, scanned, or photocopied manual signature. Each electronic signature or faxed, scanned, or photocopied manual signature shall for all purposes have the same validity, legal effect, and admissibility in evidence as an original manual signature. Each party hereto shall be entitled to conclusively rely upon, and shall have no liability with respect to, any faxed, scanned, or photocopied manual signature, or other electronic signature, of any party and shall have no duty to investigate, confirm or otherwise verify the validity or authenticity thereof. For avoidance of doubt, original manual signatures shall be used for execution or indorsement of writings when required under the New York Uniform Commercial Code or other Signature Law due to the character or intended character of the writings. All notices, approvals, consents, requests and any communications hereunder must be in writing (provided that any such communication sent to Trustee hereunder must be in the form of a document that is signed manually or by way of a digital signature provided by the electronic signature provider that the Company plans to use (or such other digital signature provider as specified in writing to Trustee by the authorized representative), in English. The Company agrees to assume all risks arising out of the use of using digital signatures and electronic methods to submit communications to Trustee, including without limitation the risk of Trustee acting on unauthorized instructions, and the risk of interception and misuse by third parties.

Section 1.15 Incorporators, Equityholders, Directors, Members, Managers, Officers and Employees of the Company Exempt from Individual Liability.

No recourse under or upon any obligation, covenant or agreement contained in this Indenture, or in any Security, or because of any indebtedness evidenced thereby, shall be had against any incorporator, as such, or against any past, present or future equityholder, director, member, manager, officer or employee, as such, of the Company or of any successor, either directly or through the Company or any successor, under any rule of law, statute or constitutional provision or by the enforcement of any assessment or by any legal or equitable proceeding or otherwise, all such liability being expressly waived and released by the acceptance of the Securities by the Holders thereof and as part of the consideration for the issue of the Securities.

Section 1.16 WAIVER OF JURY TRIAL.

EACH OF THE COMPANY, THE HOLDERS AND THE TRUSTEE HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING AS BETWEEN THE COMPANY AND THE TRUSTEE ONLY ARISING OUT OF OR RELATING TO THIS INDENTURE OR THE SECURITIES.

Section 1.17 U.S.A. Patriot Act.

The parties hereto acknowledge that in accordance with the Customer Identification Program (CIP) requirements under the U.S.A. Patriot Act and its implementing regulations, the Trustee in order to help fight the funding of terrorism and money laundering, is required to obtain, verify, and record information that identifies each person or legal entity that establishes a relationship or opens an account with the Trustee. The parties hereby agree that they shall provide the Trustee with such information as it may request including, but not limited to, each party’s name, physical address, tax identification number and other information that will help the Trustee identify and verify each party’s identity such as organizational documents, certificate of good standing, license to do business, or other pertinent identifying information.

Section 1.18 Jurisdiction; Consent to Service of Process.

(a) Each party hereto irrevocably and unconditionally submits, for itself and its property, to the nonexclusive jurisdiction of any U.S. Federal or New York State court sitting in the Borough of Manhattan, New York, New York in any action or proceeding arising out of or relating to this Indenture, or for recognition or enforcement of any judgment, and each of the parties hereto hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such New York State or, to the extent permitted by law, in such Federal court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Nothing in this Indenture shall affect any right that Company, the Trustee or any Holder may otherwise have to bring any action or proceeding relating to this Indenture against any party hereto or its properties in the courts of any jurisdiction.

(b) Each party hereto hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Indenture in any court referred to in Section 1.18(a). Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

ARTICLE II SECURITY FORM

Section 2.01 Forms Generally.

The Securities of each series and the Trustee’s certificate of authentication shall be in substantially the forms set forth in this Article, or in such other form as shall be established by or pursuant to a Company Resolution and, subject to Section 3.03, to the extent established in an Officer’s Certificate setting forth, or determining the manner of, such establishment, or in one or more indentures supplemental hereto, in each case with such appropriate insertions, omissions, substitutions and other variations as are required or permitted by this Indenture, and may have such letters, numbers or other marks of identification and such legends or endorsements placed thereon as may be required to comply with applicable laws or the rules of any securities exchange or automated quotation system on which the Securities of such series may be listed or traded or of any Depositary therefor or as may, consistently herewith, be determined by the officers executing such Securities, as evidenced by their execution thereof. If the form of Securities of any series is established by action taken pursuant to a Company Resolution, a copy of an appropriate record of such action shall be certified by the Secretary or an Assistant Secretary of the Company and delivered to the Trustee at or prior to the delivery of the Company Order contemplated by Section 3.03 for the authentication and delivery of such Securities.

The definitive Securities shall be printed, lithographed or engraved on steel engraved borders or may be produced in any other manner, all as determined by the officers executing such Securities, as evidenced by their execution of such Securities.

Section 2.02 Form of Legend for Global Securities.

Unless otherwise specified as contemplated by Section 3.01 for the Securities evidenced thereby, every Global Security authenticated and delivered hereunder shall bear a legend in substantially the following form:

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY (55 WATER STREET, NEW YORK, NEW YORK) TO THE ISSUER OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR SUCH OTHER NAME AS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY AND ANY PAYMENT IS MADE TO CEDE & CO., ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

THIS SECURITY IS A GLOBAL SECURITY WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITARY OR A NOMINEE THEREOF. THIS SECURITY MAY NOT BE EXCHANGED IN WHOLE OR IN PART FOR A SECURITY REGISTERED, AND NO TRANSFER OF THIS SECURITY IN WHOLE OR IN PART MAY BE REGISTERED, IN THE NAME OF ANY PERSON OTHER THAN SUCH DEPOSITARY OR A NOMINEE THEREOF, EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE. EVERY SECURITY AUTHENTICATED AND DELIVERED UPON REGISTRATION OF TRANSFER OF, OR IN EXCHANGE FOR OR IN LIEU OF, THIS SECURITY SHALL BE A GLOBAL SECURITY SUBJECT TO THE FOREGOING, EXCEPT IN SUCH LIMITED CIRCUMSTANCES.

If Securities of a series are issuable in whole or in part in the form of one or more Global Securities, as contemplated by Section 3.01, then, notwithstanding Clause (i) of Section 3.01 and the provisions of Section 3.02, any Global Security shall represent such of the Outstanding Securities of such series as shall be specified therein and may provide that it shall represent the aggregate amount of Outstanding Securities from time to time endorsed thereon and that the aggregate amount of Outstanding Securities represented thereby may from time to time be reduced or increased, as the case may be, to reflect exchanges. Any endorsement of a Global Security to reflect the amount, or any reduction or increase in the amount, of Outstanding Securities represented thereby shall be made in such manner and upon instructions given by such Person or Persons as shall be specified therein or in a Company Order. Subject to the provisions of Sections 3.03, 3.04, 3.05 and 3.06, the Trustee shall deliver and redeliver any Global Security in the manner and upon instructions given by the Person or Persons specified therein or in the applicable Company Order. Any instructions by the Company with respect to endorsement or delivery or redelivery of a Global Security shall be in a Company Order (which need not comply with Section 1.02 and need not be accompanied by an Opinion of Counsel).

The provisions of the last sentence of Section 3.03 shall apply to any Security represented by a Global Security if such Security was never issued and sold by the Company and the Company delivers to the Trustee the Global Security together with a Company Order (which need not comply with Section 1.02 and need not be accompanied by an Opinion of Counsel) with regard to the reduction in the principal amount of Securities represented thereby, together with the written statement contemplated by the last sentence of Section 3.03.

Section 2.03 Form of Trustee’s Certificate of Authentication.

The Trustee’s certificates of authentication shall be in substantially the following form:

TRUSTEE’S CERTIFICATE OF AUTHENTICATION

This is one of the debt Securities of the series designated herein and referred to in the within-mentioned Indenture.

U.S.BANK NATIONAL ASSOCIATION,
As Trustee

By:
Authorized Signatory

ARTICLE III THE SECURITIES

Section 3.01 Amount Unlimited; Issuable in Series.

The aggregate principal amount of Securities which may be authenticated and delivered under this Indenture is unlimited. The Securities may be issued in one or more series.

With respect to any Securities to be authenticated and delivered hereunder, there shall be established in or pursuant to a Company Resolution and set forth in, or determined in the manner provided in, an Officer’s Certificate, or established in one or more indentures supplemental hereto prior to the issuance of any Securities of a series:

(a) the form and title of the Securities of the series (which shall distinguish the Securities of the series from Securities of any other series);

(b) any limit upon the aggregate principal amount of the Securities of the series which may be authenticated and delivered under this Indenture (except for Securities authenticated and delivered upon registration of transfer of, or in exchange for, or in lieu of, other Securities of the series pursuant to Section 3.04, 3.05, 3.06, 9.06 or 11.07 and except for any Securities which, pursuant to Section 3.03, are deemed never to have been authenticated and delivered hereunder); provided, however, that the authorized aggregate principal amount of such series may from time to time be increased above such amount by a Company Resolution to such effect;

(c) the issue price or prices of originally issued Securities, expressed as a percentage of the principal amount, and the original issue date;

(d) the Person to whom any interest on a Security of the series shall be payable, if other than the Person in whose name that Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest;

(e) the date or dates on which the Securities will be issued and on which principal of, and premium, if any, on, any Securities of the series is payable or the method of determination thereof;

(f) the rate or rates (which may be fixed or variable, or a combination thereof) at which any Securities of the series shall bear interest, if any, or the method of determination thereof, the date or dates from which any such interest shall accrue, or the method of determination thereof, the Interest Payment Dates on which any such interest shall be payable and the Regular Record Date for any such interest payable on any Interest Payment Date, or the method by which such date or dates shall be determined, the basis upon which interest shall be calculated if other than that of a 360-day year of twelve 30-day months, and the right, if any, to extend or defer interest payments and the duration of such extension or deferral;

(g) the place or places where, subject to the provisions of Section 10.02, the principal of and any premium and interest on any Securities of the series shall be payable, Securities of the series may be surrendered for registration or transfer, Securities of the series may be surrendered for exchange, and notices and demands to or upon the Company in respect of the Securities of the series and this Indenture may be served;

(h) the period or periods, if any, within which, the price or prices at which and the terms and conditions upon which any Securities of the series may be redeemed, in whole or in part, at the option of the Company and, if other than by a Company Resolution, the manner in which any election by the Company to redeem the Securities shall be evidenced;

(i) the obligation, if any, and the option, if any, of the Company to redeem, purchase or repay any Securities of the series pursuant to any sinking fund, amortization or analogous provisions or upon the happening of a specified event or at the option of the Holder thereof and the period or periods within which, the price or prices at which and the terms and conditions upon which any Securities of the series shall be redeemed, purchased or repaid, in whole or in part, pursuant to such obligation or option;

(j) if other than a minimum denomination equal to $2,000 or an integral multiple of $1,000 in excess thereof, the denominations in which any Securities of the series shall be issuable;

(k) if the debt Securities will be issued in registered or bearer form or both and, if in bearer form, the related terms and conditions and any limitations on issuance of such bearer debt Securities (including exchange for registered debt Securities of the same series);

(l) if the amount of principal of or any premium or interest on any Securities of the series may be determined with reference to an index including an index based on a currency or currencies other than in which the Securities of that series are payable or pursuant to a formula, the manner in which such amounts shall be determined;

(m) if other than the currency of the United States of America, the currency, currencies or currency units in which the principal of or any premium or interest on any Securities of the series shall be denominated, payable, redeemable or purchasable and the manner of determining the equivalent thereof in the currency of the United States of America for any purpose, including for purposes of the definition of “Outstanding” in Section 1.01;

(n) if the principal of or any premium or interest on any Securities of the series is to be payable, redeemable or purchasable, at the election of the Company or the Holder thereof, in one or more currencies or currency units other than that or those in which such Securities are stated to be payable, redeemable, or purchasable, the currency, currencies or currency units in which the principal of or any premium or interest on such Securities as to which such election is made shall be payable, redeemable or purchasable, the periods within which and the terms and conditions upon which such election is to be made and the amount so payable, redeemable or purchasable (or the manner in which such amount shall be determined);

(o) if other than the entire principal amount thereof, the portion of the principal amount of any Securities of the series which shall be payable upon declaration of acceleration of the Maturity thereof pursuant to Section 5.02 or provable in bankruptcy pursuant to Section 5.04 or the method of determination thereof;

(p) if the principal amount payable at the Stated Maturity of any Securities of the series will not be determinable as of any one or more dates prior to the Stated Maturity, the amount which shall be deemed to be the principal amount of such Securities as of any such date for any purpose thereunder or hereunder, including the principal amount thereof which shall be due and payable upon any Maturity other than the Stated Maturity or which shall be deemed to be Outstanding as of any date prior to the Stated Maturity (or, in any such case, the manner in which such amount deemed to be the principal amount shall be determined);

(q) if applicable, that the Securities of the series, in whole or any specified part, shall be defeasible pursuant to Section 13.02 or Section 13.03 or both such Sections or if other than as provided in Sections 13.02 or 13.03, the terms and conditions upon which and the manner in which such series of Securities may be defeased or discharged, and, if other than by a Company Resolution, the manner in which any election by the Company to defease or discharge such Securities shall be evidenced;

(r) if applicable, that any Securities of the series shall be issuable in whole or in part in the form of one or more Global Securities and, in such case, the respective Depositaries for such Global Securities, the form of any legend or legends which shall be borne by any such Global Security in addition to or in lieu of that set forth in Section 2.04, information with respect to book-entry procedures, and any circumstances in addition to or in lieu of those set forth in Section 3.05 in which any such Global Security may be exchanged in whole or in part for Securities registered, and any transfer of such Global Security in whole or in part may be registered, in the name or names of Persons other than the Depositary for such Global Security or a nominee thereof;

(s) if the debt Security is issued as an Original Issue Discount Security, and if so, the yield to maturity;

(t) any deletion from, addition to or change in the Events of Default which applies to any Securities of the series and any change in the right of the Trustee or the requisite Holders of such Securities to declare the principal amount thereof due and payable pursuant to Section 5.02;

(u) any addition to or change in the covenants set forth in Article X which applies to Securities of the series or in any defined term used in Article X;

(v) the right, if any, of the Company to defer payments of interest by extending the interest payment periods and specify the duration of such extension, the Interest Payment Dates on which such interest shall be payable and whether and under what circumstances additional interest on amounts deferred shall be payable;

(w) if other than the Trustee, the identity of any other trustee, the Security Registrar and any Paying Agent;

(x) whether the Securities of the series will be guaranteed by any Person or Persons and, if so, the identity of such Person or Persons, the terms and conditions upon which such Securities shall be guaranteed and, if applicable, the terms and conditions upon which such guarantees may be subordinated to other indebtedness of the respective guarantors;

(y) whether the Securities of the series will be secured by any collateral and, if so, the terms and conditions upon which such Securities shall be secured and, if applicable, upon which such liens may be subordinated to other liens securing other indebtedness of the Company or any guarantor;

(z) the exchanges, if any, on which the Securities may be listed;

(aa) the terms of any right to convert or exchange Securities of such series into any other securities or property of the Company or of any other corporation or Person, and the additions or changes, if any, to this Indenture with respect to the Securities of such series to permit or facilitate such conversion or exchange; and

(bb) any other terms of the Securities of the series (which terms shall not be prohibited by the provisions of this Indenture).

All Securities of any one series shall be substantially identical except as to denomination and except as may otherwise be provided in or pursuant to the Company Resolution referred to above and (subject to Section 3.03) set forth, or determined in the manner provided, in the Officer’s Certificate referred to above or in any such indenture supplemental hereto. Accordingly, the terms of any Security of a series may differ from the terms of other Securities of the same series, if and to the extent provided pursuant to this Section. The matters referenced in any or all of Clauses (a) through (bb) above may be established and set forth or determined as aforesaid with respect to all or any specific Securities of a series (in each case to the extent permitted by the Trust Indenture Act). If any additional Securities of a series are not fungible with the Outstanding Securities of such series for Federal income tax purposes, such additional Securities will be issued with a different CUSIP number (or other applicable identifying number).

Any such Company Resolution or Officer’s Certificate referred to above with respect to Securities of any series filed with the Trustee on or before the initial issuance of the Securities of such series shall be incorporated herein by reference with respect to Securities of such series and shall thereafter be deemed to be a part of this Indenture for all purposes relating to Securities of such series as fully as if such Company Resolution or Officer’s Certificate were set forth herein in full.

All Securities of any one series need not be issued at the same time and, unless otherwise provided, a series may be reopened, without the consent of the Holders, for increases in the aggregate principal amount of such series of Securities and issuances of additional Securities of such series or for the establishment of additional terms with respect to the Securities of such series.

If any of the terms of the series are established by action taken pursuant to a Company Resolution, a copy of an appropriate record of such action shall be certified by the Secretary or an Assistant Secretary of the Company and delivered to the Trustee at or prior to the delivery of the Officer’s Certificate setting forth the terms of the series.

Section 3.02 Denominations.

The Securities of each series shall be issuable only in registered form without coupons and only in such denominations as shall be specified as contemplated by Section 3.01. In the absence of any such specified denomination with respect to the Securities of any series, the Securities of such series shall be issuable in a minimum denomination equal to $2,000 or an integral multiple of $1,000 in excess thereof.

Section 3.03 Execution, Authentication, Delivery and Dating.

The Securities shall be executed on behalf of the Company by a Senior Officer or the Treasurer of the Company (or any other officer of the Company designated in writing by or pursuant to authority of the Board of Directors and delivered to the Trustee from time to time).

The signature of any of these officers on the Securities may be manual, facsimile or in other electronic form.

The Securities bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Company shall bind the Company notwithstanding that such individuals or any of them have ceased to hold such offices prior to the authentication and delivery of such Securities or did not hold such offices at the date of such Securities.

At any time and from time to time after the execution and delivery of this Indenture, the Company may deliver Securities of any series executed by the Company to the Trustee for authentication, together with a Company Order for the authentication and delivery of such Securities, and the Trustee in accordance with the Company Order shall authenticate and deliver such Securities. If the form or terms of the Securities of the series have been established by or pursuant to one or more Company Resolutions as permitted by Sections 2.01 and 3.01, in authenticating such Securities, and accepting the additional responsibilities under this Indenture in relation to such Securities, the Trustee shall be entitled to receive, in addition to the Opinion of Counsel required to be furnished to the Trustee pursuant to Section 1.02:

(a) a copy of the Company Resolution in or pursuant to which the terms and form of the Securities were established, certified by the Secretary or an Assistant Secretary of the Company to have been duly adopted by the Board, Senior Officers or a Senior Officer and the General Counsel or Treasurer of the Company, as applicable, and to be in full force and effect as of the date of such certificate, and if the terms and form of such Securities are established by an Officer’s Certificate pursuant to a Company Resolution, such Officer’s Certificate;

(b) an executed supplemental indenture, if any;

(c) an Officer’s Certificate delivered in accordance with Sections 1.02 and 1.03, which (subject to Section 6.01) the Trustee will be fully protected in relying upon; and

(d) an Opinion of Counsel, which (subject to Section 6.01) the Trustee will be fully protected in relying upon, stating:

(1) that the form and terms of such Securities have been established in accordance with Article III of this Indenture and in conformity with the other provisions of this Indenture; and

(2) that such Securities, when authenticated and delivered by the Trustee and issued by the Company in the manner and subject to any conditions specified in such Opinion of Counsel will constitute binding obligations of the Company enforceable against the Company in accordance with their terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles or other customary exceptions.

If such form or terms have been so established, the Trustee shall not be required to authenticate such Securities if the issue of such Securities pursuant to this Indenture in accordance with the Company Order will materially adversely affect the Trustee’s own rights, duties or immunities under the Securities and this Indenture or otherwise in a manner which is not reasonably acceptable to the Trustee.

Notwithstanding the provisions of Section 3.01 and of the preceding paragraph, if all Securities of a series are not to be originally issued at one time, it shall not be necessary, unless the Trustee reasonably determines otherwise, for the Company to deliver the Company Resolution, Officer’s Certificate or indenture supplemental otherwise required pursuant to Section 3.01 or the Company Order and Opinion of Counsel otherwise required pursuant to the third paragraph of this Section at or prior to the authentication of each Security of such series if such documents are delivered at or prior to the authentication upon original issuance of the first Security of such series to be issued.

Each Security shall be dated the date of its authentication.

No Security shall be entitled to any benefit under this Indenture or be valid or obligatory for any purpose unless there appears on such Security a certificate of authentication substantially in the form provided for herein executed by the Trustee by manual signature, and such certificate upon any Security shall be conclusive evidence, and the only evidence, that such Security has been duly authenticated and delivered hereunder and is entitled to the benefits of this Indenture.

Notwithstanding the foregoing, if any Security shall have been authenticated and delivered hereunder but never issued and sold by the Company, and the Company shall deliver such Security to the Trustee for cancellation as provided in Section 3.09, for all purposes of this Indenture such Security shall be deemed never to have been authenticated and delivered hereunder and shall never be entitled to the benefits of this Indenture.

Section 3.04 Temporary Securities.

Pending the preparation of definitive Securities of any series, the Company may execute, and upon Company Order the Trustee shall authenticate and deliver, temporary Securities which are printed, lithographed, typewritten, mimeographed or otherwise produced, in any authorized denomination, substantially of the tenor of the definitive Securities in lieu of which they are issued and with such appropriate insertions, omissions, substitutions and other variations as the officers executing such Securities may determine, as evidenced by their execution of such Securities. If temporary Securities of any series are issued, the Company will cause definitive Securities of that series to be prepared without unreasonable delay. After the preparation of definitive Securities of such series, the temporary Securities of such series shall be exchangeable for definitive Securities of such series upon surrender of the temporary Securities of such series at the office or agency of the Company in a Place of Payment or other designation location for transfer and exchange for that series, without charge to the Holder. Upon surrender for cancellation of any one or more temporary Securities of any series, the Company shall execute and the Trustee shall authenticate and deliver in exchange therefor one or more definitive Securities of the same series, of any authorized denominations and of like tenor and aggregate principal amount. Until so exchanged, the temporary Securities of any series shall in all respects be entitled to the same benefits under this Indenture as definitive Securities of such series and tenor.

Section 3.05 Registration; Registration of Transfer and Exchange.

The Company shall cause to be kept at the Corporate Trust Office or other designated office of the Trustee a register (the register maintained in such office being herein sometimes collectively, referred to as the “Security Register”) in which, subject to such reasonable regulations as it may prescribe, the Company shall provide for the registration of Securities and of transfers of Securities entitled to registration or transfer as provided herein. The Trustee is hereby appointed “Security Registrar” for the purpose of registering Securities and transfers of Securities as herein provided. The Company may at any time replace such Security Registrar, change such office or agency or act as its own Security Registrar. The Company will give prompt written notice to the Trustee of any change of the Security Registrar or of the location of such office or agency. At all reasonable times the Security Register shall be available for inspection by the Trustee.

Upon surrender for registration of transfer of any Security of a series at the office or agency of the Company in a Place of Payment or other designation location for transfer and exchange for that series, the Company shall execute, and the Trustee shall authenticate and deliver, in the name of the designated transferee or transferees, one or more new Securities of the same series, of any authorized denominations and of like tenor and aggregate principal amount.

At the option of the Holder, Securities of any series (except a Global Security) may be exchanged for other Securities of the same series, of any authorized denominations and of like tenor and aggregate principal amount, upon surrender of the Securities to be exchanged at such office or agency. Whenever any Securities are so surrendered for exchange, the Company shall execute, and the Trustee shall authenticate and deliver, the Securities which the Holder making the exchange is entitled to receive.

All Securities issued upon any registration of transfer or exchange of Securities shall be the valid obligations of the Company, evidencing the same debt, and entitled to the same benefits under this Indenture, as the Securities surrendered upon such registration of transfer or exchange. Every Security presented or surrendered for registration of transfer or for exchange shall (if so required by the Company or the Trustee) be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Company and the Security Registrar duly executed, by the Holder thereof or his attorney duly authorized in writing.

No service charge shall be made for any registration of transfer or exchange of Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any registration of transfer or exchange of Securities, other than exchanges pursuant to Section 3.04, 9.06 or 11.07 not involving any transfer.

If the Securities of any series (or of any series and specified tenor) are to be redeemed in part, neither the Company nor the Trustee shall be required (A) to issue, register the transfer of or exchange any Securities of that series (or of that series and specified tenor, as the case may be) during a period beginning at the opening of business 15 days before the day of the mailing of a notice of redemption of any such Securities selected for redemption under Section 11.03 and ending at the close of business on the day of such mailing, or (B) to register the transfer of or exchange any Security so selected for redemption in whole or in part, except the unredeemed portion of any Security being redeemed in part.

Any Holder that is a transferor of a Security shall also provide or cause to be provided to the Trustee all information necessary to allow the Trustee to comply with any applicable tax reporting obligations, including without limitation, any cost basis reporting obligations under Internal Revenue Code Section 6045. The Trustee may rely on any such information provided to it and shall have no responsibility to verify or ensure the accuracy of such information.

The parties to this Indenture acknowledge that for certain payments made pursuant to this Indenture, the Paying Agent may be required to make a “reportable payment” or “withholdable payment” and in such cases the Paying Agent shall have the duty to act as a payor or withholding agent, respectively, that is responsible for any tax withholding and reporting required under Chapters 3, 4, 24 and 61 of the United States Internal Revenue Code of 1986, as amended (the “Code”). The Paying Agent shall have the sole right to make the determination as to which payments are “reportable payments” or “withholdable payments.” All parties to this Indenture shall provide an executed IRS Form W-9 or appropriate IRS Form W-8 (or, in each case, any successor form) to the Paying Agent prior to closing, and shall promptly update any such form to the extent such form becomes obsolete or inaccurate in any respect. The Paying Agent shall have the right to request from any party to this Indenture, or any other Person entitled to payment hereunder, any additional forms, documentation or other information as may be reasonably necessary for the Paying Agent to satisfy its reporting and withholding obligations under the Code. To the extent any such forms to be delivered under this Section 3.05 are not provided prior to or by the time the related payment is required to be made or are determined by the Paying Agent to be incomplete and/or inaccurate in any respect, the Paying Agent shall be entitled to withhold on any such payments hereunder to the extent withholding is required under Chapters 3, 4, 24 or 61 of the Code, and shall have no obligation to gross up any such payment. Nothing in this Section 3.05 shall impose any duty on the Trustee or Paying Agent other than as may be required pursuant to applicable law.

The provisions of Clauses (a), (b), (c) and (d) below shall apply only to Global Securities:

(a) Each Global Security authenticated under this Indenture shall be registered in the name of the Depositary designated for such Global Security or a nominee thereof and delivered to such Depositary or a nominee thereof or custodian therefor, and each such Global Security shall constitute a single Security for all purposes of this Indenture.

(b) Notwithstanding any other provision in this Indenture, and subject to such applicable provisions, if any, as may be specified as contemplated by Section 3.01, no Global Security may be exchanged in whole or in part for Securities registered, and no transfer of a Global Security in whole or in part may be registered, in the name of any Person other than the Depositary for such Global Security or a nominee thereof unless (1) such Depositary has notified the Company that it is unwilling or unable to continue as Depositary for such Global Security or has ceased to be a clearing agency registered under the Exchange Act, and a successor Depositary is not appointed by the Company within 90 days after the Company’s receipt of such notice, (2) there shall have occurred and be continuing an Event of Default with respect to such Global Security and the Security Registrar has received a request from the Depositary to issue certificated securities in lieu of the Global Security, (3) the Company shall determine in its sole discretion that Securities of a series issued in global form shall no longer be represented by a Global Security, or (4) there shall exist such circumstances, if any, in addition to or in lieu of the foregoing as have been specified for this purpose as contemplated by Section 3.01, then in any such case, such Global Security may be exchanged by such Depositary for definitive Securities of the same series, of any authorized denomination and of a like aggregate principal amount and tenor, registered in the names of, and the transfer of such Global Security or portion thereof may be registered to, such Persons as such Depositary shall direct. If the Company designates a successor Depositary pursuant to Clause (1) above, such Global Security shall promptly be exchanged in whole for one or more other Global Securities registered in the name of the successor Depositary, whereupon such designated successor shall be the Depositary for such successor Global Security or Global Securities and the provisions of Clauses (a), (b), (c) and (d) of this Section shall continue to apply thereto.

(c) Subject to Clause (b) above and to such applicable provisions, if any, as may be specified as contemplated by Section 3.01, any exchange of a Global Security for other Securities may be made in whole or in part, and all Securities issued in exchange for a Global Security or any portion thereof shall be registered in such names as the Depositary for such Global Security shall direct.

(d) Every Security authenticated and delivered upon registration of transfer of, or in exchange for or in lieu of, a Global Security or any portion thereof, whether pursuant to this Section, Section 3.04, 3.06, 9.06 or 11.07 or otherwise, shall be authenticated and delivered in the form of, and shall be, a Global Security, unless such Security is registered in the name of a Person other than the Depositary for such Global Security or a nominee thereof.

Section 3.06 Mutilated, Destroyed, Lost and Stolen Securities.

If any mutilated Security is surrendered to the Trustee, together with such security or indemnity as may be required by the Company or the Trustee to save each of them and hold any agent of either of them harmless, the Company shall execute upon its request and the Trustee shall authenticate and deliver in exchange therefor a new Security of the same series and of like tenor and principal amount and bearing a number not contemporaneously outstanding and shall cancel and dispose of such mutilated security in accordance with its customary procedures.

If there shall be delivered to the Company and the Trustee (i) evidence to their satisfaction of the destruction, loss or theft of any Security and (ii) such security or indemnity as may be required by them to save each of them and any agent of either of them harmless, then, in the absence of notice to the Company or the Trustee that such Security has been acquired by a bona fide purchaser, the Company shall execute and upon its request the Trustee shall authenticate and deliver, in lieu of any such mutilated, destroyed, lost or stolen Security, a new Security of the same series and of like tenor and principal amount and bearing a number not contemporaneously Outstanding. If, after the delivery of such new Security, a bona fide purchaser of the original Security in lieu of which such new Security was issued presents for payment or registration such original Security, the Trustee shall be entitled to recover such new Security from the party to whom it was delivered or any party taking therefrom, except a bona fide purchaser, and shall be entitled to recover upon the security or indemnity provided therefor to the extent of any loss, damage, cost or expense incurred by the Company and the Trustee in connection therewith.

In case any such mutilated, destroyed, lost or stolen Security has become or is about to become due and payable, the Company in its discretion may, instead of issuing a new Security, pay such Security.

Upon the issuance of any new Security, the Company may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of counsel to the Company and the fees and expenses of the Trustee and its counsel) connected therewith.

Every new Security of any series issued pursuant to this Section in lieu of any mutilated, destroyed, lost or stolen Security shall constitute an original additional contractual obligation of the Company, whether or not the mutilated, destroyed, lost or stolen Security shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Indenture equally and proportionately with any and all other Securities of that series duly issued hereunder.

The provisions of this Section are exclusive and shall preclude (to the extent lawful) all other rights and remedies with respect to the replacement or payment of mutilated, destroyed, lost or stolen Securities.

Section 3.07 Payment of Interest; Interest Rights Preserved.

Except as otherwise provided as contemplated by Section 3.01 with respect to any series of Securities, interest on any Security which is payable, and is punctually paid or duly provided for, on any Interest Payment Date shall be paid to the Person in whose name that Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest.

Any interest on any Security of any series which is payable, but is not punctually paid or duly provided for, on any Interest Payment Date (herein called “Defaulted Interest”) shall forthwith cease to be payable to the Holder on the relevant Regular Record Date by virtue of having been such Holder, and such Defaulted Interest may be paid by the Company, at its election in each case, as provided in Clause (a) or (b) below:

(a) The Company may elect to make payment of any Defaulted Interest to the Persons in whose names the Securities of such series (or their respective Predecessor Securities) are registered at the close of business on a Special Record Date for the payment of such Defaulted Interest, which shall be fixed in the following manner. The Company shall notify the Trustee in writing of the amount of Defaulted Interest proposed to be paid on each Security of such series and the date of the proposed payment, and at the same time the Company shall deposit with the Trustee an amount of money equal to the aggregate amount proposed to be paid in respect of such Defaulted Interest or shall make arrangements satisfactory to the Trustee for such deposit prior to the date of the proposed payment, such money when deposited to be held in trust for the benefit of the Persons entitled to such Defaulted Interest as in this Clause provided. Thereupon the Company shall fix a Special Record Date for the payment of such Defaulted Interest which shall be not more than 15 days and not less than 10 days prior to the date of the proposed payment and not less than 10 days after the receipt by the Trustee of the notice of the proposed payment. The Company shall cause notice of the proposed payment of such Defaulted Interest and the Special Record Date therefor to be given to each Holder of Securities of such series in the manner set forth in Section 1.06, not less than 10 days prior to such Special Record Date. Notice of the proposed payment of such Defaulted Interest and the Special Record Date therefor having been so given, such Defaulted Interest shall be paid to the Persons in whose names the Securities of such series (or their respective Predecessor Securities) are registered at the close of business on such Special Record Date and shall no longer be payable pursuant to the following Clause (b).

(b) The Company may make payment of any Defaulted Interest on the Securities of any series in any other lawful manner not inconsistent with the requirements of any securities exchange on which such Securities may be listed, and upon such notice as may be required by such exchange, if, after notice given by the Company to the Trustee of the proposed payment pursuant to this Clause, such manner of payment shall be deemed practicable by the Trustee.

Subject to the foregoing provisions of this Section and Section 3.05, each Security delivered under this Indenture upon registration of transfer of or in exchange for or in lieu of any other Security shall carry the rights to interest accrued and unpaid, and to accrue, which were carried by such other Security.

For each series of Securities, the Company shall, prior to Noon, New York City time, on each payment date for principal and premium, if any, and interest, if any, deposit with the Trustee money in immediately available funds sufficient to make cash payments due on the applicable payment date.

In the case of any Security which is converted after any Regular Record Date and on or prior to the next succeeding Interest Payment Date (other than any Security whose Maturity is prior to such Interest Payment Date), interest whose Stated Maturity is on such Interest Payment Date shall be payable on such Interest Payment Date notwithstanding such conversion, and such interest (whether or not punctually paid or made available for payment) shall be paid to the Person in whose name that Security (or one or more Predecessor Securities) is registered at the close of business on such Regular Record Date. Except as otherwise expressly provided in the immediately preceding sentence, in the case of any Security which is converted, interest whose Stated Maturity is after the date of conversion of such Security shall not be payable. Notwithstanding the foregoing, the terms of any Security that may be converted may provide that the provisions of this paragraph do not apply, or apply with such additions, changes or omissions as may be provided thereby, to such Security.

Section 3.08 Persons Deemed Owners.

Except as otherwise contemplated by Section 3.01 with respect to any series of Securities, prior to due presentment of a Security for registration of transfer, the Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name such Security is registered as the owner of such Security for the purpose of receiving payment of principal of and any premium and (subject to Sections 3.05 and 3.07) any interest on such Security and for all other purposes whatsoever, whether or not such Security be overdue, and neither the Company, the Trustee nor any agent of the Company or the Trustee shall be affected by notice to the contrary.

No holder of any beneficial interest in any Global Security held on its behalf by a Depositary shall have any rights under this Indenture with respect to such Global Security, and such Depositary may be treated by the Company, the Trustee and any agent of the Company or the Trustee as the owner of such Global Security for all purposes whatsoever. None of the Company, the Trustee nor any agent of the Company or the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of a Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

Section 3.09 Cancellation.

All Securities surrendered for payment, redemption, registration of transfer or exchange or conversion or for credit against any sinking fund payment shall, if surrendered to any Person other than the Trustee, be delivered to the Trustee and, if not already cancelled, shall be promptly cancelled by it. The Company may at any time deliver to the Trustee for cancellation any Securities previously authenticated and delivered hereunder which the Company may have acquired in any manner whatsoever, and may deliver to the Trustee (or to any other Person for delivery to the Trustee) for cancellation any Securities previously authenticated hereunder which the Company has not issued and sold, and all Securities so delivered shall be promptly cancelled by the Trustee.

No Securities shall be authenticated in lieu of or in exchange for any Securities cancelled as provided in this Section, except as expressly permitted by this Indenture. All cancelled Securities held by the Trustee shall be disposed of in accordance with its customary procedures as directed by a Company Order, and the Trustee shall thereafter deliver to the Company a certificate with respect to such deposition.

Section 3.10 Computation of Interest.

Except as otherwise specified as contemplated by Section 3.01 for Securities of any series, interest on the Securities of each series shall be computed on the basis of a 360-day year of twelve 30-day months.

Section 3.11 CUSIP Numbers.

The Company in issuing the Securities may use “CUSIP” or “ISIN” numbers (in addition to the other identification numbers printed on the Securities), if then in use, and, if so, the Trustee shall use such “CUSIP” or “ISIN” numbers in notices of redemption as a convenience to Holders; provided, however, that any such notice may state that no representation is made as to the correctness of such “CUSIP” or “ISIN” numbers either as printed on the Securities or as contained in any notice of a redemption and that reliance may be placed only on the other identification numbers printed on the Securities, and any such redemption shall not be affected by any defect in or omission of such “CUSIP” or “ISIN” numbers. The Company will promptly notify the Trustee of any change in the “CUSIP” or “ISIN” numbers.

Section 3.12 Depositary.

The Trustee shall have no obligation or duty to monitor, determine or inquire as to compliance with any restrictions on transfer imposed under this Indenture or under applicable law with respect to any transfer of any interest in any Security (including any transfers between or among Depositary participants or indirect participants) other than to require delivery of such certificates and other documentation or evidence as are expressly required by this Indenture, and to do so if and when expressly required by the terms of, this Indenture, and to examine the same to determine substantial compliance as to form with the express requirements hereof. Neither the Trustee or the Company nor any agent referenced in this Indenture shall have any responsibility or liability for any actions taken or not taken by the Depositary.

ARTICLE IV SATISFACTION AND DISCHARGE

Section 4.01 Satisfaction and Discharge of Indenture.

This Indenture shall, upon Company Request, cease to be of further effect with respect to Securities of any series (except as to any surviving rights of registration of transfer or exchange of Securities herein expressly provided for), and the Trustee, at the expense of the Company, shall execute such instruments reasonably requested by the Company acknowledging satisfaction and discharge of this Indenture with respect to such Securities, when

(a) either

(1) all such Securities theretofore authenticated and delivered (other than (i) such Securities which have been mutilated, destroyed, lost or stolen and which have been replaced or paid as provided in Section 3.06 and (ii) such Securities for whose payment money has theretofore been irrevocably deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust, as provided in Section 10.03) have been delivered to the Trustee cancelled or for cancellation; or

(2) all such Securities not theretofore delivered to the Trustee as cancelled or for cancellation

(i) have become due and payable, or

(ii) will become due and payable at their Stated Maturity within one year, or

(iii) are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company, and the Company in the case of (i), (ii) or (iii) above, has deposited or caused to be irrevocably deposited with the Trustee, as trust funds in trust for the purpose, an amount of money in the currency or currency units in which such Securities are payable sufficient to pay and discharge the entire indebtedness on such Securities not theretofore delivered to the Trustee as cancelled or for cancellation, for principal and any premium and interest to the date of such deposit (in the case of such Securities which have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be;

(b) the Company has paid or caused to be paid, or otherwise made provision for the payment of, all other sums payable hereunder by the Company with respect to such Securities; and

(c) the Company has delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel each stating that all conditions precedent herein provided for relating to the satisfaction and discharge of this Indenture with respect to such Securities have been complied with.

Notwithstanding the satisfaction and discharge of this Indenture with respect to Securities of any series, the obligations of the Company to the Trustee under Section 6.07, the obligations of the Trustee to any Authenticating Agent under Section 6.14 and the right of the Trustee to resign under Section 6.10 shall survive, and, if money shall have been deposited with the Trustee pursuant to subclause (2) of Clause (a) of this Section, the obligations of the Trustee under Sections 4.02, 6.06, 7.01 and 10.02 and the last paragraph of Section 10.03 shall survive.

Section 4.02 Application of Trust Money.

Subject to the provisions of the last paragraph of Section 10.03, all money deposited with the Trustee pursuant to Section 4.01 shall be held in trust and applied by it, in accordance with the provisions of the Securities and this Indenture, to the payment, either directly or through any

Paying Agent (including the Company acting as its own Paying Agent), to the Persons entitled thereto, of the principal and any premium and interest for whose payment such money has been deposited with the Trustee. All money deposited with the Trustee pursuant to Section 4.01 (and held by it or any Paying Agent) for the payment of such Securities subsequently converted into other property shall be returned to the Company upon Company Request. The Company may direct by a Company Order the investment of any money deposited with the Trustee as may be agreed in writing between the Company and the Trustee. Absent any instructions described in this Section, any money deposited with the Trustee shall remain un-invested.

ARTICLE V REMEDIES

Section 5.01 Events of Default.

“Event of Default”, wherever used herein with respect to Securities of any series, means any one of the following events (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body):

(a) default in the payment of any interest upon any Security of that series when it becomes due and payable, and continuance of such default for a period of 30 days; or

(b) default in the payment of the principal of or any premium on any Security of that series at its Maturity; or

(c) default in the deposit of any sinking fund payment, when and as due by the terms of a Security of that series; or

(d) default in the performance, or breach, of any covenant of the Company in this Indenture (other than a default in the performance or the breach of a covenant which is specifically dealt with elsewhere in this Section or which has expressly been included in this Indenture solely for the benefit of series of Securities other than that series), and continuance of such default or breach for a period of 90 days after there has been given to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in aggregate principal amount of the Outstanding Securities of that series a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a “Notice of Default” hereunder; or

(e) the entry by a court having jurisdiction in the premises of (1) a decree or order for relief in respect of the Company in an involuntary case or proceeding under any applicable Federal or State bankruptcy, insolvency, reorganization or other similar law or (2) a decree or order adjudging the Company bankrupt or insolvent, or approving as properly filed a petition seeking reorganization, arrangement, adjustment or composition of or in respect of the Company under any applicable Federal or State law, or appointing a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Company or of any substantial part of its property, or ordering the winding up or liquidation of its affairs, and the continuance of any such decree or order for relief or any such other decree or order unstayed and in effect for a period of 90 consecutive days; or

(f) the commencement by the Company of a voluntary case or proceeding under any applicable Federal or State bankruptcy, insolvency, reorganization or other similar law or of any other case or proceeding to be adjudicated a bankrupt or insolvent, or the consent by it to the entry of a decree or order for relief in respect of the Company in an involuntary case or proceeding under any applicable Federal or State bankruptcy, insolvency, reorganization or other similar law or to the commencement of any bankruptcy or insolvency case or proceeding against it, or the filing by it of a petition or answer or consent seeking reorganization, arrangement, adjustment or composition of or in respect of the Company under any applicable Federal or State law, or the consent by it to the filing of such petition or to the appointment of or taking possession by a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Company of any substantial part of its property, or the making by it of an assignment for the benefit of creditors, or the admission by it in writing of its inability to pay its debts generally as they become due, or the taking of corporate action by the Company in furtherance of any such action; or

(g) any other Event of Default provided as contemplated by Section 3.01 with respect to Securities of that series.

Section 5.02 Acceleration of Maturity; Rescission and Annulment.

If an Event of Default (other than an Event of Default specified in Section 5.01(e) or 5.01(f)) with respect to Securities of any series at the time Outstanding occurs and is continuing, then in every such case the Trustee or the Holders of not less than 25% in aggregate principal amount of the Outstanding Securities of that series may declare the principal amount of all the Securities of that series (or, if any Securities of that series are Original Issue Discount Securities, such portion of the principal amount of such Securities as may be specified by the terms thereof) to be due and payable immediately, by a notice in writing to the Company (and to the Trustee if given by Holders), and upon any such declaration such principal amount (or specified amount) shall become immediately due and payable. If an Event of Default specified in Section 5.01(e) or 5.01(f) with respect to Securities of any series at the time Outstanding occurs, the principal amount of all the Securities of that series (or, if any Securities of that series are Original Issue Discount Securities, such portion of the principal amount of such Securities as may be specified by the terms thereof) shall automatically, and without any declaration or other action on the part of the Trustee or any Holder, become immediately due and payable. Upon payment of such amount, all obligations of the Company in respect of the payment of principal and interest of the Securities of such series shall terminate.

At any time after such a declaration of acceleration with respect to Securities of any series has been made and before a judgment or decree for payment of the money due has been obtained by the Trustee as hereinafter in this Article provided, the Holders of a majority in aggregate principal amount of the Outstanding Securities of that series, by written notice to the Company and the Trustee, may rescind and annul such declaration and its consequences if

(a) the Company has paid or deposited with the Trustee a sum sufficient to pay all

(1) overdue interest on all Securities of that series,

(2) the principal of (and premium, if any, on) any Securities of that series which have become due otherwise than by such declaration of acceleration and any interest thereon at the rate or rates prescribed therefor in such Securities,

(3) to the extent that payment of such interest is lawful, interest upon overdue interest at the rate or rates prescribed therefor in such Securities, and

(4) all sums paid or advanced by the Trustee hereunder and the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel;

and

(b) all Events of Default with respect to Securities of that series, other than the non-payment of the principal of Securities of that series which have become due solely by such declaration of acceleration, have been cured or waived as provided in Section 5.13.

No such rescission shall affect any subsequent default or impair any right consequent thereon.

Section 5.03 Collection of Indebtedness and Suits for Enforcement by Trustee.

The Company covenants that if

(a) default is made in the payment of any interest on any Security when such interest becomes due and payable and such default continues for a period of 30 days, or

(b) default is made in the payment of the principal of (or premium, if any, on) any Security at the Maturity thereof, then the Company will, upon demand of the Trustee, pay to the Trustee, for the benefit of the Holders of such Securities, the whole amount then due and payable on such Securities for principal and any premium and interest and, to the extent that payment of such interest shall be legally enforceable, interest on any overdue principal and premium and on any overdue interest, at the rate or rates prescribed therefor in such Securities, and, in addition thereto, such further amount as shall be sufficient to cover the costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel.

If the Company fails to pay such amounts forthwith upon such demand, the Trustee, in its own name and as trustee of an express trust, may institute a judicial proceeding for the collection of the sums so due and unpaid, and may prosecute such proceeding to judgment or final decree, and may enforce the same against the Company or any other obligor upon the Securities and collect the moneys adjudged or decreed to be payable in the manner provided by law out of the property of the Company or any other obligor upon the Securities, wherever situated.

If an Event of Default with respect to Securities of any series occurs and is continuing, the Trustee may in its discretion proceed to protect and enforce its rights and the rights of the Holders of Securities of such series by such appropriate judicial proceedings as the Trustee shall deem most effectual to protect and enforce any such rights, whether for the specific enforcement of any covenant or agreement in this Indenture or in aid of the exercise of any power granted herein, or to enforce any other proper remedy.

Section 5.04 Trustee May File Proofs of Claim.

In case of any judicial proceeding relative to the Company (or any other obligor upon the Securities), its property or its creditors, the Trustee (irrespective of whether the principal of the Securities shall then be due and payable as therein expressed or by declaration or otherwise and irrespective of whether the Trustee shall have made any demand for overdue principal or interest) shall be entitled and empowered, by intervention in such proceeding or otherwise, to take any and all actions authorized under the Trust Indenture Act in order to have claims of the Holders and the Trustee allowed in any such proceeding. In particular, the Trustee shall be authorized to collect and receive any moneys or other property payable or deliverable on any such claims and to distribute the same; and any custodian, receiver, assignee, trustee, liquidator, sequestrator or other similar official in any such judicial proceeding is hereby authorized by each Holder to make such payments to the Trustee and, in the event that the Trustee shall consent to the making of such payments directly to the Holders, to pay to the Trustee any amount due it for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due the Trustee under Section 6.07.

No provision of this Indenture shall be deemed to authorize the Trustee to authorize or consent to or accept or adopt on behalf of any Holder any plan of reorganization, arrangement, adjustment or composition affecting the Securities or the rights of any Holder thereof or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceeding; provided, however, that the Trustee may, on behalf of the Holders, vote for the election of a trustee in bankruptcy or similar official and be a member of a creditors’ or other similar committee.

Section 5.05 Trustee May Enforce Claims Without Possession of Securities.

All rights of action and claims under this Indenture or the Securities may be prosecuted and enforced by the Trustee without the possession of any of the Securities or the production thereof in any proceeding relating thereto, and any such proceeding instituted by the Trustee shall be brought in its own name as trustee of an express trust, and any recovery shall after provision for the payment of the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, be for the ratable benefit of the Holders of the Securities in respect of which such judgment has been recovered.

Section 5.06 Application of Money Collected.

Any money or property collected or to be applied by the Trustee pursuant to this Article shall be applied in the following order, at the date or dates fixed by the Trustee and, in case of the distribution of such money or property on account of principal or any premium or interest, upon presentation of the Securities and the notation thereon of the payment if only partially paid and upon surrender thereof if fully paid:

First: To the payment of all amounts due the Trustee, in each of its capacities under this Indenture, under Section 6.07;

Second: To the payment of the amounts then due and unpaid for principal of and any premium and interest on the Securities in respect of which or for the benefit of which such money has been collected, ratably, without preference or priority of any kind, according to the amounts due and payable on such Securities for principal and any premium and interest, respectively; and

Third: The balance, if any, to the Company.

Section 5.07 Limitation on Suits.

No Holder of any Security of any series shall have any right to institute any proceeding, judicial or otherwise, with respect to this Indenture, or for the appointment of a receiver or trustee, or for any other remedy hereunder, unless

(a) such Holder has previously given written notice to the Trustee of a continuing Event of Default with respect to the Securities of that series;

(b) the Holders of not less than 25% in aggregate principal amount of the Outstanding Securities of that series shall have made written request to the Trustee to institute proceedings in respect of such Event of Default in its own name as Trustee hereunder;

(c) such Holder or Holders have offered, and if requested, provided to the Trustee security or indemnity, satisfactory to the Trustee in its sole discretion, against the costs, expenses and liabilities to be incurred in compliance with such request;

(d) the Trustee for 60 days after its receipt of such notice, request and offer and, if requested, provision of security or indemnity, has failed to institute any such proceeding; and

(e) no direction inconsistent with such written request has been given to the Trustee during such 60-day period by the Holders of a majority in aggregate principal amount of the Outstanding Securities of that series;

it being understood and intended that no one or more of such Holders shall have any right in any manner whatever by virtue of, or by availing of, any provision of this Indenture to affect, disturb or prejudice the rights of any other of such Holders, or to obtain or to seek to obtain priority or preference over any other of such Holders or to enforce any right under this Indenture, except in the manner herein provided and for the equal and ratable benefit of all of such Holders.

Section 5.08 Unconditional Right of Holders to Receive Principal Premium and Interest and to Convert Securities.

Notwithstanding any other provision in this Indenture, the Holder of any Security shall have the right, which is absolute and unconditional to receive payment of the principal of and any premium and (subject to Sections 3.05 and 3.07) interest on such Security on the respective Stated Maturities expressed in such Security (or, in the case of redemption, on the Redemption Date or, if the terms of such Security so provide, to convert such Security in accordance with its terms) and to institute suit for the enforcement of any such payment and, if applicable, any such right to convert, and such rights shall not be impaired without the consent of such Holder.

Section 5.09 Restoration of Rights and Remedies.

If the Trustee or any Holder has instituted any proceeding to enforce any right or remedy under this Indenture and such proceeding has been discontinued or abandoned for any reason, or has been determined adversely to the Trustee or to such Holder, then and in every such case, subject to any determination in such proceeding, the Company, the Trustee and the Holders shall be restored severally and respectively to their former positions hereunder and thereafter all rights and remedies of the Trustee and the Holders shall continue as though no such proceeding had been instituted.

Section 5.10 Rights and Remedies Cumulative.

Except as otherwise provided with respect to the replacement or payment of mutilated, destroyed, lost or stolen Securities in the last paragraph of Section 3.06, no right or remedy herein conferred upon or reserved to the Trustee or to the Holders is intended to be exclusive of any other right or remedy, and every right and remedy shall, to the extent permitted by law, be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise. The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other appropriate right or remedy.

Section 5.11 Delay or Omission Not Waiver.

No delay or omission of the Trustee or of any Holder of any Securities to exercise any right or remedy accruing upon any Event of Default shall impair any such right or remedy or constitute a waiver of any such Event of Default or an acquiescence therein. Every right and remedy given by this Article or by law to the Trustee or to the Holders may be exercised from time to time, and as often as may be deemed expedient, by the Trustee or by the Holders, as the case may be.

Section 5.12 Control by Holders.

Subject to Section 6.03, the Holders of not less than a majority in aggregate principal amount of the Outstanding Securities of any series shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Securities of such series, provided that:

(a) such direction shall not be in conflict with any rule of law or with this Indenture,

(b) the Trustee may take any other action deemed proper by the Trustee which is not inconsistent with such direction, and

(c) The Trustee shall have the right to decline to follow any such direction if the Trustee in good faith shall determine that the proceeding so directed would involve the Trustee in personal liability or would otherwise be contrary to applicable law.

Section 5.13 Waiver of Past Defaults.

The Holders of not less than a majority in aggregate principal amount of the Outstanding Securities of any series may on behalf of the Holders of all the Securities of such series waive any past default or Event of Default hereunder with respect to such series and its consequences, except a default

(a) in the payment of the principal of or any premium or interest on any Security of such series, or

(b) in respect of a covenant or provision hereof which under Article IX cannot be modified or amended without the consent of the Holder of each Outstanding Security of such series affected.

Upon any such waiver, such default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured, for every purpose of this Indenture; but no such waiver shall extend to any subsequent or other default or impair any right consequent thereon.

Section 5.14 Undertaking for Costs.

In any suit for the enforcement of any right or remedy under this Indenture, or in any suit against the Trustee for any action taken, suffered or omitted by it as Trustee, a court may require any party litigant in such suit to file an undertaking to pay the costs of such suit, and may assess costs against any such party litigant, in the manner and to the extent provided in the Trust Indenture Act; provided that neither this Section nor the Trust Indenture Act shall be deemed to authorize any court to require such an undertaking or to make such an assessment in any suit instituted by the Company or the Trustee.

Section 5.15 Waiver of Usury, Stay or Extension Laws.

The Company covenants (to the extent that it may lawfully do so) that it will not at any time insist upon, or plead, or in any manner whatsoever claim or take the benefit or advantage of, any usury, stay or extension law wherever enacted, now or at any time hereafter in force, which may affect the covenants or the performance of this Indenture; and the Company (to the extent that it may lawfully do so) hereby expressly waives all benefit or advantage of any such law and covenant that it will not hinder, delay or impede the execution of any power herein granted to the Trustee, but will suffer and permit the execution of every such power as though no such law had been enacted.

ARTICLE VI THE TRUSTEE

Section 6.01 Certain Duties and Responsibilities.

(a) Except during the occurrence and continuance of an Event of Default with respect to any series of Securities,

(1) the Trustee undertakes to perform such duties and only such duties as are specifically set forth in this Indenture with respect to the Securities of such series, and no implied covenants or obligations shall be read into this Indenture against the Trustee with respect to such series; and

(2) in the absence of bad faith on its part, the Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon certificates or opinions furnished to the Trustee and conforming to the requirements of this Indenture; but in the case of any such certificates or opinions which by any provision hereof are specifically required to be furnished to the Trustee, the Trustee shall be under a duty to examine the same to determine whether or not they conform to the requirements of this Indenture (but need not confirm or investigate the accuracy of mathematical calculations or other facts stated therein).

(b) In case an Event of Default with respect to any series of Securities has occurred and is continuing, the Trustee shall exercise with respect to the Securities of such series such of the rights and powers vested in it by this Indenture, and use the same degree of care and skill in their exercise, as a prudent person would exercise under the circumstances in the conduct of its own affairs.

(c) No provision of this Indenture shall be construed to relieve the Trustee from liability for its own negligent action, its own negligent failure to act, or its own willful misconduct, except that:

(1) this Subsection shall not be construed to limit the effect of Subsection (a) of this Section;

(2) the Trustee shall not be liable for any error of judgment made in good faith by a Responsible Officer, unless it shall be proved that the Trustee was negligent in ascertaining the pertinent facts;

(3) the Trustee shall not be liable with respect to any action taken or omitted to be taken by it in good faith in accordance with the direction of the Holders of a majority in aggregate principal amount of the Outstanding Securities of any Series relating to the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred upon the Trustee, under this Indenture with respect to the Securities of such series; and

(4) no provision of this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder, or in the exercise of any of its rights and powers, if it shall have reasonable grounds for believing that repayment of such funds or adequate indemnity against such risk or liability is not reasonably assured to it.

(d) Whether or not therein expressly so provided, every provision of this Indenture relating to the conduct or affecting the liability of or affording protection to the Trustee shall be subject to the provisions of this Section.

Section 6.02 Notice of Defaults.

Within 90 days after the occurrence, and during the continuance, of any default with respect to the Securities of any series which is known to the Trustee, the Trustee shall transmit, in the manner and to the extent provided in Section 313(c) of the Trust Indenture Act, notice of all such uncured or unwaived defaults; provided, however, that, except in the case of a default in the payment of the principal of (or premium, if any) or interest on Securities of any series or in the payment of any sinking or purchase fund installment with respect to such Securities, the Trustee shall be protected in withholding such notice if and so long as the Trustee in good faith determines that the withholding of such notice is in the interests of the Holders of Securities of such series; and provided, further, however, that in the case of any default of the character specified in Section 5.01(d) with respect to the Securities of such series, no such notice to Holders of Securities shall be given until at least 60 days after the occurrence thereof. For the purpose of this Section, the term “default” means any event which is, or after notice or lapse of time or both would become, an Event of Default.

Section 6.03 Certain Rights of Trustee. Subject to the provisions of Section 6.01:

(a) the Trustee may rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties;

(b) any request, direction, order or demand of the Company mentioned herein shall be sufficiently evidenced by a Company Request or Company Order, and any resolution of the Company or the Board shall be sufficiently evidenced by a Company Resolution;

(c) whenever in the administration of this Indenture the Trustee shall deem it desirable that a matter be proved or established prior to taking, suffering or omitting any action hereunder, the Trustee (unless other evidence be herein specifically prescribed) may, in the absence of bad faith on its part, rely upon an Officer’s Certificate;

(d) the Trustee may consult with counsel and the written advice of such counsel or any Opinion of Counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon;

(e) the Trustee shall be under no obligation to exercise any of the rights or powers vested in it by this Indenture at the request or direction of any of the Holders pursuant to this Indenture, unless such Holders shall have offered, and if requested, provided to the Trustee security or indemnity satisfactory to the Trustee in its sole discretion against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction;

(f) the Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document, but the Trustee, in its discretion, may, without obligation to do so, make such further inquiry or investigation into such facts or matters as it may see fit, and, if the Trustee shall choose to make such further inquiry or investigation, it shall be entitled to examine the books, records and premises of the Company, personally or by agent or attorney;

(g) the Trustee may execute any of the trusts or powers hereunder or perform any of the duties hereunder either directly or by or through agents or attorneys and the Trustee shall not be responsible for any misconduct or negligence on the part of any agent or attorney appointed with due care by it hereunder;

(h) the rights, privileges, protections, immunities and benefits given to the Trustee, including, without limitation, its right to be indemnified, are extended to, and shall be enforceable by, the Trustee in each of its capacities hereunder and to its agents;

(i) the Trustee shall not be liable for any action taken, suffered, or omitted to be taken by it in good faith and reasonably believed by it to be authorized or within the discretion or rights or powers conferred upon it by this Indenture;

(j) in no event shall the Trustee be responsible or liable for special, indirect, or consequential loss or damage of any kind whatsoever (including, but not limited to, loss of profit) irrespective of whether the Trustee has been advised of the likelihood of such loss or damage and regardless of the form of action;

(k) in no event shall the Trustee be responsible or liable for any failure or delay in the performance of its obligations hereunder arising out of or caused by, directly or indirectly, forces beyond its control, including, without limitation, strikes, work stoppages, accidents, acts of war or terrorism, civil or military disturbances, nuclear or natural catastrophes or acts of God, and interruptions, loss or malfunctions of utilities, communications or computer (software and hardware) services (it being understood that the Trustee shall use reasonable efforts which are consistent with accepted practices in the banking industry to avoid and mitigate the effects of such occurrences and to resume performance as soon as practicable under the circumstances);

(l) the Trustee shall not be deemed to have notice or knowledge of any default or Event of Default unless written notice of any event which is in fact such a default shall have been received by a Responsible Officer of the Trustee at the Corporate Trust Office of the Trustee, and such notice references the Securities and this Indenture;

(m) the Trustee may request that the Company deliver a certificate setting forth the names of individuals and/or titles of officers authorized at such time to take specified actions pursuant to this Indenture; and

(n) the permissive right of the Trustee to take the actions permitted by this Indenture shall not be construed as obligation or duty to do so.

Section 6.04 Not Responsible for Recitals or Issuance of Securities.

The recitals contained herein and in the Securities, except the Trustee’s certificates of authentication, shall be taken as the statements of the Company and neither the Trustee nor any Authenticating Agent assumes any responsibility for their correctness. Neither the Trustee nor any Authenticating Agent makes any representations as to the validity or sufficiency of this Indenture or of the Securities. Neither the Trustee nor any Authenticating Agent shall be accountable for the use or application by the Company of Securities or the proceeds thereof.

Section 6.05 May Hold Securities.

The Trustee, any Authenticating Agent, any Paying Agent, any Security Registrar or any other agent of the Company, in its individual or any other capacity, may become the owner or pledgee of Securities and, subject to Sections 6.08 and 6.13, may otherwise deal with the Company with the same rights it would have if it were not Trustee, Authenticating Agent, Paying Agent, Security Registrar or such other agent.

Section 6.06 Money Held in Trust.

Money held by the Trustee in trust hereunder need not be segregated from other funds except to the extent required by law. The Trustee shall be under no liability for interest on any money received by it hereunder except as otherwise agreed with the Company.

Section 6.07 Compensation and Reimbursement.

The Company agrees:

(1) to pay to the Trustee, in any capacity under this Indenture, from time to time such compensation as shall be agreed in writing between the parties for all services rendered by it hereunder (which compensation shall not be limited by any provision of law in regard to the compensation of a trustee of an express trust);

(2) except as otherwise expressly provided herein, to reimburse the Trustee upon its request for all reasonable expenses, disbursements and advances incurred or made by the Trustee in accordance with any provision of this Indenture (including the reasonable compensation and the reasonable expenses and disbursements of its agents and counsel), except any such expense, disbursement or advance as may be attributable to its negligence or bad faith; and

(3) to indemnify the Trustee for, and to hold it harmless against, any loss, liability or expense incurred without gross negligence or willful misconduct on its part as determined by a final nonappealable order of a court of competent jurisdiction, arising out of or in connection with the acceptance or administration of the trust or trusts hereunder, including the reasonable costs and expenses of defending itself against any claim or liability in connection with the exercise or performance of any of its powers or duties hereunder. The obligations of the Company under this Section to compensate the Trustee and to pay or reimburse the Trustee for expenses, disbursements and advances shall constitute additional indebtedness hereunder.

To secure the Company’s payment obligations in this Section, the Trustee shall have a lien prior to the Securities of any Series on all money or property held or collected by the Trustee, except that held in trust to pay principal of and interest on particular Securities of that Series.

Without limiting any rights available to the Trustee under applicable law, when the Trustee incurs expenses or renders services in connection with an Event of Default specified in Section 5.01(e) or Section 5.01(f), the expenses (including the reasonable charges and expenses of its counsel) and the compensation for such services are intended to constitute expenses of administration under any applicable Federal or State bankruptcy, insolvency, reorganization or other similar law.

The provisions of this Section shall survive the satisfaction and discharge of this Indenture and the defeasance of the Securities or the earlier resignation or removal of the Trustee.

Section 6.08 Conflicting Interests.

If the Trustee has or shall acquire a conflicting interest within the meaning of the Trust Indenture Act, the Trustee shall either eliminate such interest or resign, to the extent and in the manner provided by, and subject to the provisions of, the Trust Indenture Act and this Indenture. To the extent permitted by the Trust Indenture Act, the Trustee shall not be deemed to have a conflicting interest by virtue of being a trustee under this Indenture with respect to Securities of more than one series.

Section 6.09 Corporate Trustee Required, Eligibility.

There shall at all times be one (and only one) Trustee hereunder with respect to the Securities of each series, which may be Trustee hereunder for Securities of one or more other series. Each Trustee shall be a Person that is eligible pursuant to the Trust Indenture Act to act as such and has a combined capital and surplus of at least $50,000,000. If any such Person publishes reports of condition at least annually, pursuant to law or to the requirements of its supervising or examining authority, then for the purposes of this Section and to the extent permitted by the Trust Indenture Act, the combined capital and surplus of such Person shall be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published. If at any time the Trustee with respect to the Securities of any series shall cease to be eligible in accordance with the provisions of this Section, it shall resign immediately in the manner and with the effect hereinafter specified in this Article.

Section 6.10 Resignation and Removal, Appointment of Successor.

No resignation or removal of the Trustee and no appointment of a successor Trustee pursuant to this Article shall become effective until the acceptance of the appointment by the successor Trustee in accordance with the applicable requirements of Section 6.11.

The Trustee may resign at any time with respect to the Securities of one or more series by giving written notice thereof to the Company. If the instrument of acceptance by a successor Trustee required by Section 6.11 shall not have been delivered to the Trustee within 30 days after the giving of such notice of resignation, the resigning Trustee may petition any court of competent jurisdiction for the appointment of a successor Trustee with respect to the Securities of such series.

The Trustee may be removed at any time with respect to the Securities of any series by Act of the Holders of a majority in aggregate principal amount of the Outstanding Securities of such series, by written notice delivered to the Trustee and to the Company. If an instrument of acceptance by a successor Trustee shall not have been delivered to the Trustee within 30 days after giving of such notice of removal, the removed Trustee may petition any court of competent jurisdiction for the appointment of a successor Trustee.

If at any time:

(a) the Trustee shall fail to comply with Section 6.08 after written request therefor by the Company or by any Holder who has been a bona fide Holder of a Security for at least six months, or

(b) the Trustee shall cease to be eligible under Section 6.09 and shall fail to resign after written request therefor by the Company or by any such Holder, or

(c) the Trustee shall become incapable of acting or shall be adjudged bankrupt or insolvent or a receiver of the Trustee or of its property shall be appointed or any public officer shall take charge or control of the Trustee or of its property or affairs for the purpose of rehabilitation, conservation or liquidation, then, in any such case, (1) the Company by a Company Resolution may remove the Trustee with respect to all Securities of which such Trustee acts as trustee, or (2) subject to Section 5.14, Holders of 10% in aggregate principal amount of Securities of any series who have been bona fide Holders of such Securities for at least six months may, on behalf of themselves and all others similarly situated, petition any court of competent jurisdiction for the removal of the Trustee with respect to all Securities of which such Trustee acts as trustee and the appointment of a successor Trustee or Trustees.

If the Trustee shall resign, be removed or become incapable of acting, or if a vacancy shall occur in the office of Trustee for any cause, with respect to the Securities of one or more series, the Company shall promptly appoint a successor Trustee or Trustees with respect to the Securities of that or those series (it being understood that any such successor Trustee may be appointed with respect to the Securities of one or more or all of such series and that at any time there shall be only one Trustee with respect to the Securities of any particular series) and shall comply with the applicable requirements of Section 6.11. If, within one year after such resignation, removal or incapability, or the occurrence of such vacancy, a successor Trustee with respect to the Securities of any series shall be appointed by Act of the Holders of a majority in aggregate principal amount of the Outstanding Securities of such series delivered to the Company and the retiring Trustee, the successor Trustee so appointed shall, forthwith upon its acceptance of such appointment in accordance with the applicable requirements of Section 6.11, become the successor Trustee with respect to the Securities of such series and to that extent supersede the successor Trustee appointed by the Company. If no successor Trustee with respect to the Securities of any series shall have been so appointed by the Company or the Holders and accepted appointment in the manner required by Section 6.11, Holders of 10% in aggregate principal amount of Securities of any series who have been bona fide Holders of such Securities of such series for at least six months or the Trustee may, on behalf of themselves and all others similarly situated, petition any court of competent jurisdiction for the appointment of a successor Trustee with respect to the Securities of such series.

The Company shall give notice of each resignation and each removal of the Trustee with respect to the Securities of any series and each appointment of a successor Trustee with respect to the Securities of any series to all Holders of Securities of such series in the manner provided in Section 1.06. Each notice shall include the name of the successor Trustee with respect to the Securities of such series and the address of its Corporate Trust Office.

Section 6.11 Acceptance of Appointment by Successor.

In case of the appointment hereunder of a successor Trustee with respect to all Securities, every such successor Trustee so appointed shall execute, acknowledge and deliver to the Company and to the retiring Trustee an instrument accepting such appointment, and thereupon the resignation or removal of the retiring Trustee shall become effective and such successor Trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring Trustee; but, on the request of the Company or the successor Trustee, such retiring Trustee shall, upon payment of its charges and reimbursement of its expenses (including reasonable fees and expenses of counsel and agents), if any, to which such retiring Trustee is otherwise legally entitled, execute and deliver an instrument transferring to such successor Trustee all the rights, powers and trusts of the retiring Trustee and shall duly assign, transfer and deliver to such successor Trustee all property and money held by such retiring Trustee hereunder.

In case of the appointment hereunder of a successor Trustee with respect to the Securities of one or more (but not all) series, the Company, the retiring Trustee and each successor Trustee with respect to the Securities of one or more series shall execute and deliver an indenture supplemental hereto wherein each successor Trustee shall accept such appointment and which (a) shall contain such provisions as shall be necessary or desirable to transfer and confirm to, and to vest in, each successor Trustee all the rights, powers, trusts and duties of the retiring Trustee with respect to the Securities of that or those series to which the appointment of such successor Trustee relates, (b) if the retiring Trustee is not retiring with respect to all Securities, shall contain such provisions as shall be deemed necessary or desirable to confirm that all the rights, powers, trusts and duties of the retiring Trustee with respect to the Securities of that or those series as to which the retiring Trustee is not retiring shall continue to be vested in the retiring Trustee, and (c) shall add to or change any of the provisions of this Indenture as shall be necessary to provide for or facilitate the administration of the trusts hereunder by more than one Trustee, it being understood that nothing herein or in such supplemental indenture shall constitute such Trustees co-trustees of the same trust and that each such Trustee shall be trustee of a trust or trusts hereunder separate and apart from any trust or trusts hereunder administered by any other such Trustee; and upon the execution and delivery of such supplemental indenture the resignation or removal of the retiring Trustee shall become effective to the extent provided therein and each such successor Trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring Trustee with respect to the Securities of that or those series to which the appointment of such successor Trustee relates; but, on request of the Company or any successor Trustee, such retiring Trustee shall duly assign, transfer and deliver to such successor Trustee all property and money held by such retiring Trustee hereunder with respect to the Securities of that or those series to which the appointment of such successor Trustee relates.

Upon request of any such successor Trustee, the Company shall execute any and all instruments for more fully and certainly vesting in and confirming to such successor Trustee all such rights, powers and trusts referred to in the first or second preceding paragraph, as the case may be. No successor Trustee shall, upon payment of its charges, accept its appointment unless at the time of such acceptance such successor Trustee shall be qualified and eligible under this Article.

Section 6.12 Merger, Conversion, Consolidation or Succession to Business.

Any corporation into which the Trustee may be merged or converted or with which it may be consolidated, or any corporation resulting from any merger, conversion or consolidation to which the Trustee shall be a party, or any corporation succeeding to all or substantially all the corporate trust business of the Trustee, shall be the successor of the Trustee hereunder, provided such corporation shall be otherwise qualified and eligible under this Article, without the execution or filing of any paper or any further act on the part of any of the parties hereto. In case any Securities shall have been authenticated, but not delivered, by the Trustee then in office, any successor by merger, conversion or consolidation to such authenticating Trustee may adopt such authentication and deliver the Securities so authenticated with the same effect as if such successor Trustee had itself authenticated such Securities; and in case at that time any Securities shall not have been authenticated, any successor to the Trustee may authenticate such Securities either in the name of any predecessor hereunder or in the name of the successor to the Trustee; and in all such cases such certificates shall have the full force as is anywhere in the Securities or in this Indenture provided that the certificate of the Trustee shall have.

Section 6.13 Preferential Collection of Claims Against Company.

If and when the Trustee shall be or become a creditor of the Company (or any other obligor upon the Securities), the Trustee shall be subject to the provisions of the Trust Indenture Act regarding the collection of claims against the Company (or any such other obligor).

Section 6.14 Appointment of Authenticating Agent.

The Trustee may appoint an Authenticating Agent or Agents with respect to one or more series of Securities which shall be authorized to act on behalf of and subject to the direction of the Trustee to authenticate and deliver Securities of such series issued upon original issue and upon exchange, registration of transfer or partial redemption thereof or pursuant to Section 3.06, and Securities so authenticated shall be entitled to the benefits of this Indenture and shall be valid and obligatory for all purposes as if authenticated by the Trustee hereunder. Wherever reference is made in this Indenture to the authentication and delivery of Securities by the Trustee or the Trustee’s certificate of authentication, such reference shall be deemed to include authentication and delivery on behalf of the Trustee by an Authenticating Agent and a certificate of authentication executed on behalf of the Trustee by an Authenticating Agent. Each Authenticating Agent shall be acceptable to the Company and shall at all times be a corporation organized and doing business under the laws of the United States of America, any State thereof or the District of Columbia, authorized under such laws to act as Authenticating Agent, having a combined capital and surplus of not less than $50,000,000 and subject to supervision or examination by Federal or State authority. If such Authenticating Agent publishes reports of condition at least annually, pursuant to law or to the requirements of said supervising or examining authority, then for the purposes of this Section, the combined capital and surplus of such Authenticating Agent shall be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published. If at any time an Authenticating Agent shall cease to be eligible in accordance with the provisions of this Section, such Authenticating Agent shall resign immediately in the manner and with the effect specified in this Section.

Any corporation into which an Authenticating Agent may be merged or converted or with which it may be consolidated, or any corporation resulting from any merger, conversion or consolidation to which such Authenticating Agent shall be a party, or any corporation succeeding to all or substantially all the corporate agency or corporate trust business of an Authenticating Agent, shall be the successor of the Authenticating Agent hereunder, provided such corporation shall be otherwise eligible under this Section, without the execution or filing of any paper or any further act on the part of the Trustee or the Authenticating Agent.

An Authenticating Agent may resign at any time by giving written notice thereof to the Trustee and to the Company. The Trustee may at any time terminate the agency of an Authenticating Agent by giving written notice thereof to such Authenticating Agent and to the Company. Upon receiving such a notice of resignation or upon such a termination, or in case at any time such Authenticating Agent shall cease to be eligible in accordance with the provisions of this Section, the Trustee may appoint a successor Authenticating Agent which shall be acceptable to the Company and shall give notice of such appointment in the manner provided in Section 1.06 to all Holders of Securities of the series with respect to which such Authenticating Agent will serve. Any successor Authenticating Agent upon acceptance of its appointment hereunder shall become vested with all the rights, powers and duties of its predecessor hereunder, with like effect as if originally named as an Authenticating Agent. No successor Authenticating Agent shall be appointed unless eligible under the provisions of this Section.

Except with respect to an Authenticating Agent appointed at the request of the Company, the Trustee agrees to pay to each Authenticating Agent from time to time reasonable compensation for its services under this Section.

If an appointment with respect to one or more series is made pursuant to this Section, the Securities of such series may have endorsed thereon, in addition to the Trustee’s certificate of authentication, an alternative certificate of authentication in the following form:

This is one of the Securities of the series designated therein referred to in the within-mentioned Indenture.

U.S. Bank National Association, as Trustee

By: ____________________, as
Authenticating Agent

By:
Authorized Signatory

ARTICLE VII HOLDERS’ LISTS AND REPORTS BY TRUSTEE AND COMPANY

Section 7.01 Company to Furnish Trustee Names and Addresses of Holders.

The Company will furnish or cause to be furnished to the Trustee:

(a) semi-annually, not more than 15 days after each Regular Record Date, a list for each series of Securities, in such form as the Trustee may reasonably require, of the names and addresses of the Holders of Securities of such series as of such Regular Record Date, and

(b) at such other times as the Trustee may request in writing, within 30 days after the receipt by the Company of any such request, a list of similar form and content as of a date not more than 15 days prior to the time such list is furnished;

provided, however, that if and so long as the Trustee shall be the Security Registrar for the Securities of a series, no such list need be furnished with respect to such series of Securities.

Section 7.02 Preservation of Information; Communications to Holders.

Subject to compliance with its obligations pursuant to Section 312 of the Trust Indenture Act, the Trustee (i) shall preserve, in as current a form as is reasonably practicable, the names and addresses of Holders contained in the most recent list furnished to the Trustee as provided in Section 7.01 and the names and addresses of Holders received by the Trustee in its capacity as Security Registrar and (ii) may destroy any list furnished to it as provided in Section 7.01 upon receipt of a new list so furnished.

The rights of Holders to communicate with other Holders with respect to their rights under this Indenture or the Securities, and the corresponding rights and privileges of the Trustee shall be as provided by the Trust Indenture Act.

Every Holder of Securities, by receiving and holding the same, agrees with the Company and the Trustee that none of the Company, the Trustee nor any agent of any of them shall be held accountable by reason of any disclosure of information as to names and addresses of Holders made pursuant to the Trust Indenture Act.

Section 7.03 Reports by Trustee.

The Trustee shall transmit to Holders such reports concerning the Trustee and its actions under this Indenture as may be required pursuant to the Trust Indenture Act at the times and in the manner provided pursuant thereto. As promptly as practicable after each May 15 beginning with the May 15 following the date of this Indenture, and in any event prior to July 15 in each year, the Trustee shall deliver to each Holder a brief report dated as of May 15 that complies with Trust Indenture Act Section 313(a). The Trustee also shall comply with Trust Indenture Act Section 313(b). Prior to delivery to the Holders, the Trustee shall deliver to the Company a copy of any report it delivers to Holders pursuant to this Section. A copy of each such report shall, at the time of such transmission to Holders, be filed by the Trustee with each stock exchange and automated quotation system, if any, upon which any Securities are listed, with the Commission and with the Company. The Company will notify the Trustee when any Securities are listed on any stock exchange or automated quotation system.

Section 7.04 Reports by Company.

The Company shall file with the Trustee and the Commission, and transmit to Holders, such information, documents and other reports, and such summaries thereof as may be required pursuant to the Trust Indenture Act at the times and in the manner provided pursuant to the Trust Indenture Act; provided that any such information, documents or reports required to be filed with the Commission pursuant to Section 13 or 15(d) of the Exchange Act shall be filed with the Trustee within 15 days after the Company files the same with the Commission.

Delivery of such reports, information and documents to the Trustee is for informational purposes only, and the Trustee’s receipt of such shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including the Company’s compliance with any of its covenants hereunder (as to which the Trustee is entitled to rely exclusively on an Officer’s Certificates).

Such information, documents, reports and summaries shall be deemed to have been (i) filed by the Company with the Trustee and (ii) transmitted by the Company to Holders, as the case may be, if the Company has filed such information, documents, reports and summaries with the Commission using the EDGAR filing system (or any successor filing system) and such reports are publicly available, in each case to the extent such filing with the EDGAR filing system (or any successor filing system) and the foregoing effect thereof, is not prohibited by the Act.

Section 7.05 Calculation of Original Issue Discount.

Upon request of the Trustee or any Holder, the Company shall file with the Trustee or deliver to such Holder promptly at the end of each calendar year a written notice specifying the amount of original issue discount (including daily rates and accrual periods), if any, accrued on Outstanding Securities as of the end of such year.

ARTICLE VIII CONSOLIDATION, MERGER, CONVEYANCE, TRANSFER OR LEASE

Section 8.01 Company May Consolidate, Etc., Only on Certain Terms.

The Company shall not consolidate with or merge into any other Person or convey, transfer or lease (as lessor) all or substantially all of its assets to any Person, unless:

(a) (i) the Company is the surviving Person, in the case of a merger, or (ii) the Person formed by such consolidation or into which the Company is merged or the Person which acquires or leases, all or substantially all of the assets of the Company (such Person, the “Successor Company”) is a corporation organized and validly existing under the laws of the United States of America, any State thereof or the District of Columbia and shall expressly assume, by an indenture supplemental hereto, executed and delivered to the Trustee, in form reasonably satisfactory to the Trustee, the due and punctual payment of the principal of and any premium and interest on all the Securities and the performance or observance of every covenant of this Indenture on the part of the Company to be performed or observed;

(b) immediately after giving effect to such transaction (and treating any indebtedness that becomes an obligation of the Successor Company or any subsidiary of the Company as a result of such transaction as having been incurred by the Successor Company or such subsidiary at the time of such transaction), no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall exist and be continuing; and

(c) the Company has delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that such consolidation, merger, conveyance, transfer or lease and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture comply with this Article and that all conditions precedent herein provided for relating to such transaction have been complied with.

Section 8.02 Successor Substituted.

Upon any consolidation of the Company with, or merger of the Company into, any other Person or any conveyance, transfer or lease of all or substantially all of the assets of the Company in accordance with Section 8.01, the Successor Company shall succeed to, and be substituted for, and may exercise every right and power of, the Company under this Indenture with the same effect as if such Successor Company had been named as the Company herein, and thereafter, except in the case of a lease (where the Company is the lessor), the predecessor Person shall be relieved of all obligations and covenants under this Indenture and the Securities.

ARTICLE IX SUPPLEMENTAL INDENTURES

Section 9.01 Supplemental Indentures Without Consent of Holders.

Without the consent of any Holders, the Company and the Trustee, at any time and from time to time, may enter into one or more indentures supplemental hereto, in form satisfactory to the Trustee, for any of the following purposes:

(a) to evidence the succession of another Person to the Company under this Indenture and the Securities and the assumption by such successor of the obligations of the Company hereunder;

(b) to add covenants of the Company for the benefit of the Holders of all or any series of Securities (and if such covenants are to be for the benefit of less than all series of Securities, stating that such covenants are expressly being included solely for the benefit of such series) or to surrender any right or power herein conferred upon the Company with regard to all or any series of Securities (and if any such surrender is to be made with regard to less than all series of Securities, stating that such surrender is expressly being made solely with regard to such series);

(c) to add Events of Default for the benefit of the Holders of all or any series of Securities (and if such additional Events of Default are to be for the benefit of less than all series of Securities, stating that such additional Events of Default are expressly being included solely for the benefit of such series);

(d) to add to or change any of the provisions of this Indenture to such extent as shall be necessary to permit or facilitate the issuance of Securities in bearer form, registrable or not registrable as to principal, and with or without interest coupons, or to permit or facilitate the issuance of Securities in uncertificated form;

(e) to add to, change or eliminate any of the provisions of this Indenture in respect of all or any series of Securities (and if such addition, change or elimination is to apply to less than all series of Securities, stating that it is expressly being made to apply solely with respect to such series); provided that any such addition, change or elimination (1) shall neither (i) apply to any Security of any series created prior to the execution of such supplemental indenture and entitled to the benefit of such provision nor (ii) modify the rights of the Holder of any such Security with respect to such provision or (2) shall become effective only when there is no such Security Outstanding;

(f) to secure the Securities or any guarantee with respect to any Securities;

(g) to establish the form or terms of Securities of any series hereunder;

(h) to evidence and provide for the acceptance of appointment hereunder by a successor Trustee with respect to the Securities of one or more series and to add to or change any of the provisions of this Indenture as shall be necessary to provide for or facilitate the administration of the trusts hereunder by more than one Trustee, pursuant to the requirements of Section 6.11;

(i) to cure any ambiguity or to correct or supplement any provision herein which may be defective or inconsistent with any other provision herein;

(j) to make any other provisions with respect to matters or questions arising under this Indenture, provided that such action pursuant to this Clause (j) shall not adversely affect the interests of the Holders of any Securities of any Outstanding series in any material respect;

(k) to add one or more guarantors with respect to the Securities as parties to this Indenture or to release guarantors in accordance with the provisions of any supplemental indenture;

(l) to qualify this Indenture under the Trust Indenture Act;

(m) to supplement any provisions of this Indenture necessary to permit or facilitate the defeasance and discharge of any series of Securities; provided that such action does not adversely affect the interests of the Holders of Securities of such series or any other series;

(n) to comply with the rules or regulations of any securities exchange or automated quotation system on which any of the Securities may be listed or traded;

(o) to comply with the rules of any applicable Depositary;

(p) subject to any limitations established pursuant to Section 3.01, to provide for the issuance of additional Securities of any series; or

(q) to conform any provision of this Indenture, any supplemental indenture, one or more series of Securities or any related guarantees or security documents, if any, to the description of such Securities contained in the Company’s prospectus, prospectus supplement, offering memorandum or similar document with respect to the offering of the Securities of such series.

Section 9.02 Supplemental Indentures With Consent of Holders.

With the consent of the Holders of not less than a majority in aggregate principal amount of the Outstanding Securities of each series affected by such supplemental indenture, by Act of said Holders delivered to the Company and the Trustee, the Company, when authorized by a Company Resolution, and the Trustee may enter into an indenture or indentures supplemental hereto for the purpose of adding any provisions to, or changing in any manner or eliminating any of the provisions of, this Indenture, or modifying in any manner the rights of the Holders of Securities of such series under this Indenture; provided, however, that no such supplemental indenture shall, without the consent of the Holder of each Outstanding Security of such series affected thereby:

(a) change the Stated Maturity of the principal of, or any installment of principal of or interest, if any, on, any Security, or reduce the principal amount thereof or the rate of interest thereon or any premium payable upon the redemption thereof, or reduce the amount of the principal of an Original Issue Discount Security or any other Security which would be due and payable upon a declaration of acceleration of the Maturity thereof pursuant to Section 5.02, or change the Company’s obligation to maintain an office or agency for payment of Securities and the other matters specified herein, or the coin or currency in which any Security is payable, or impair the right to institute suit for the enforcement of any such payment on or after the Stated Maturity thereof (or, in the case of redemption, on or after the Redemption Date), or alter the method of computation of interest;

(b) reduce the percentage in aggregate principal amount of the Outstanding Securities of any series, the consent of whose Holders is required for any such supplemental indenture, or the consent of whose Holders is required for any waiver (of compliance with certain provisions of this Indenture or certain defaults hereunder and their consequences) provided for in this Indenture;

(c) modify any of the provisions of this Section, Section 5.13 and Section 10.06 except to increase any such percentage or to provide that certain other provisions of this Indenture cannot be modified or waived without the consent of the Holder of each Outstanding Security affected thereby; provided, however, that this clause shall not be deemed to require the consent of any Holder with respect to changes in the references to “the Trustee” and concomitant changes in this Section and Section 10.06, or the deletion of this proviso, in accordance with the requirements of Sections 6.11 and 9.01(h);

(d) if the Securities of any series are convertible into or for any other securities or property of the Company, make any change that adversely affects in any material respect the right to convert any Security of such series (except as permitted by Section 9.01) or decrease the conversion rate or increase the conversion price of any such Security of such series, unless such decrease or increase is permitted by the terms of such Security. A supplemental indenture which changes or eliminates any covenant or other provision of this Indenture which has expressly been included solely for the benefit of one or more particular series of Securities, or which modifies the rights of the Holders of Securities of such series with respect to such covenant or other provision, shall be deemed not to affect the rights under this Indenture of the Holders of Securities of any other series. It shall not be necessary for any Act of Holders under this Section to approve the particular form of any proposed supplemental indenture, but it shall be sufficient if such Act shall approve the substance thereof; or

(e) make payments on the Securities of such series payable in currency other than as originally stated in such Security.

Section 9.03 Execution of Supplemental Indentures.

In executing, or accepting the additional trusts created by, any supplemental indenture permitted by this Article or the modifications thereby of the trusts created by this Indenture, the Trustee shall be entitled to receive, and (subject to Section 6.01) shall be fully protected in relying upon, an Officer’s Certificate and Opinion of Counsel stating that the execution of such supplemental indenture is authorized or permitted by this Indenture. The Trustee may, but shall not be obligated to, enter into any such supplemental indenture which affects the Trustee’s own rights, duties or immunities under this Indenture or otherwise.

Section 9.04 Effect of Supplemental Indentures.

Upon the execution of any supplemental indenture under this Article, this Indenture shall be modified in accordance therewith, and such supplemental indenture shall form a part of this Indenture, for all purposes; and every Holder of Securities theretofore or thereafter authenticated and delivered hereunder shall be bound thereby.

Section 9.05 Conformity with Trust Indenture Act.

Every supplemental indenture executed pursuant to this Article shall conform to the requirements of the Trust Indenture Act.

Section 9.06 Reference in Securities to Supplemental Indentures.

Securities of any series authenticated and delivered after the execution of any supplemental indenture pursuant to this Article may, and shall if required by the Trustee, bear a notation in form approved by the Trustee as to any matter provided for in such supplemental indenture. If the Company shall so determine, new Securities of any series so modified as to conform, in the opinion of the Trustee and the Company, to any such supplemental indenture may be prepared and executed by the Company and authenticated and delivered by the Trustee in exchange for Outstanding Securities of such series. Failure to make a notation or issue a new Security shall not affect the validity and effect of any amendment, supplement or waiver.

ARTICLE X COVENANTS

Section 10.01 Payment of Principal, Premium and Interest.

The Company covenants and agrees for the benefit of each series of Securities that it will duly and punctually pay the principal of and premium, if any, and interest on the Securities of that series in accordance with the terms of the Securities and this Indenture. Principal, premium, if any, and interest will be considered paid on the date due if the Trustee or Paying Agent, if other than the Company or a Subsidiary thereof, holds as of Noon, New York City time, on the due date, money deposited by the Company in immediately available funds and designated for and sufficient to pay all principal, premium, if any, and interest on the Notes then due.

Notwithstanding anything to the contrary contained in this Indenture, the Company or the Paying Agent may, to the extent it is required to do so by law, deduct or withhold income or other similar taxes imposed by the United States of America or other domestic or foreign taxing authorities from principal or interest payments hereunder.

Section 10.02 Maintenance of Office or Agency.

The Company will maintain in each Place of Payment for any series of Securities an office or agency where Securities of that series may be presented or surrendered for payment, where Securities of that series may be surrendered for registration of transfer or exchange, where Securities may be surrendered for conversion, and where notices and demands to or upon the Company in respect of the Securities of that series and this Indenture may be served. The Company will give prompt written notice to the Trustee of the location, and any change in the location, of such office or agency. If at any time the Company shall fail to maintain any such required office or agency or shall fail to furnish the Trustee with the address thereof, such presentations, surrenders, notices and demands may be made or served at the Corporate Trust Office of the Trustee, and the Company hereby appoints the Trustee as its agent to receive all such presentations, surrenders, notices and demands; provided that the Corporate Trust Office of the Trustee shall not be a place of service of legal process on the Company.

The Company may also from time to time designate one or more other offices or agencies where the Securities of one or more series may be presented or surrendered for any or all such purposes and may from time to time rescind such designations; provided, however, that no such designation or rescission shall in any manner relieve the Company of its obligation to maintain an office or agency in each Place of Payment for Securities of any series for such purposes. The Company will give prompt written notice to the Trustee of any such designation or rescission and of any change in the location of any such other office or agency.

Except as otherwise specified with respect to a series of Securities as contemplated by Section 3.01, the Company hereby initially designates as the Place of Payment for each series of Securities to be the Corporate Trust Office of the Trustee, and initially appoints the Trustee as Paying Agent at its Corporate Trust Office as the Company’s office or agency for each such purpose in such city; provided that with respect to a Global Security, and except as may otherwise be specified for such Global Security as contemplated by Section 3.01, any payment, presentation, surrender of delivery effected pursuant to the Applicable Procedures of the Depositary for such Global Security shall be deemed to have been effected at the Place of Payment for such Global Securities in accordance with the provisions of this Indenture.

Section 10.03 Money for Securities Payments to Be Held in Trust.

If the Company shall at any time act as its own Paying Agent with respect to any series of Securities, it will, on or before each due date of the principal of or any premium or interest on any of the Securities of that series, segregate and hold in trust for the benefit of the Persons entitled thereto a sum sufficient to pay the principal and any premium and interest so becoming due until such sums shall be paid to such Persons or otherwise disposed of as herein provided and will promptly notify the Trustee of its action or failure so to act.

Whenever the Company shall have one or more Paying Agents for any series of Securities, it will, on or prior to Noon, New York City time, on each due date of the principal of or any premium or interest on any Securities of that series, deposit (or, if the Company has deposited any trust funds with a trustee pursuant to Section 13.04(a), causes such trustee to deposit) with a Paying Agent a sum sufficient to pay such amount, such sum to be held as provided by the Trust Indenture Act, and (unless such Paying Agent is the Trustee) the Company will promptly notify the Trustee of its action or failure so to act.

The Company will cause each Paying Agent for any series of Securities other than the Trustee to execute and deliver to the Trustee an instrument in which such Paying Agent shall agree with the Trustee, subject to the provisions of this Section, that such Paying Agent will (1) hold all sums held by it for the payment of the principal of (and premium, if any) or interest, if any, on Securities of that series in trust for the benefit of the Persons entitled thereto until such sums shall be paid to such Persons or otherwise disposed of as herein provided; (2) give the Trustee notice of any default by the Company (or any other obligor upon the Securities of that series) in the making of any payment of principal (and premium, if any) or interest, if any, on the Securities of that series; and (3) during the continuance of any such default, upon the written request of the Trustee, forthwith pay to the Trustee all sums held in trust by such Paying Agent for payment in respect of the Securities of that series.

The Company may at any time, for the purpose of obtaining the satisfaction and discharge of this Indenture or for any other purpose, pay, or by Company Order direct any Paying Agent to pay, to the Trustee all sums held in trust by the Company or such Paying Agent, such sums to be held by the Trustee upon the same trusts as those upon which such sums were held by the Company or such Paying Agent; and, upon such payment by any Paying Agent to the Trustee, such Paying Agent shall be released from an further liability with respect to such money.

Subject to any applicable abandoned property law, any money deposited with the Trustee or any Paying Agent, or then held by the Company, in trust for the payment of the principal of or any premium or interest on any Security of any series and remaining unclaimed for two years after such principal, premium or interest has become due and payable shall be paid to the Company on Company Request, or (if then held by the Company) shall be discharged from such trust; and the Holder of such Security shall thereafter, as an unsecured general creditor, look only to the Company for payment thereof, and all liability of the Trustee or such Paying Agent with respect to such trust money, and all liability of the Company as trustee thereof, shall thereupon cease;

provided, however, that the Trustee or such Paying Agent, before being required to make any such repayment, may at the expense of the Company cause to be published once, in a newspaper published in the English language, customarily published on each Business Day and of general circulation in the Borough of Manhattan, The City of New York, notice that such money remains unclaimed and that, after a date specified therein, which shall not be less than 30 days from the date of such publication, any unclaimed balance of such money then remaining will be repaid to the Company.

Section 10.04 Statement by Officers as to Default.

The Company will deliver to the Trustee, within 120 days after the end of each of its fiscal years ending after the date hereof, an Officer’s Certificate, stating whether or not to the best knowledge of the signer thereof the Company is in default in the performance and observance of any of the terms, provisions and conditions of this Indenture (without regard to any period of grace or requirement of notice provided hereunder) and, if the Company shall be in default, specifying all such defaults and the nature and status thereof of which they may have knowledge.

Section 10.05 Existence.

Subject to Article VIII, the Company will do or cause to be done all things necessary to preserve and keep in full force and effect its corporate (or equivalent) existence.

Section 10.06 Waiver of Certain Covenants.

Except as otherwise specified as contemplated by Section 3.01 for Securities of such series, the Company may, with respect to the Securities of any series, omit in any particular instance to comply with any term, provision or condition set forth in any covenant provided pursuant to Section 3.01(u), 9.01(b) or 9.01(g) for the benefit of the Holders of such series or in Article VIII or Sections 10.04 or 10.05, if before the time for such compliance the Holders of at least a majority in aggregate principal amount of the Outstanding Securities of such series shall, by Act of such Holders, either waive such compliance in such instance or generally waive compliance with such term, provision or condition, but no such waiver shall extend to or affect such term, provision or condition except to the extent so expressly waived, and, until such waiver shall become effective, the obligations of the Company and the duties of the Trustee in respect of any such term, provision or condition shall remain in full force and effect.

ARTICLE XI REDEMPTION OF SECURITIES

Section 11.01 Applicability of Article.

Securities of any series which are redeemable before their Stated Maturity shall be redeemable in accordance with their terms and (except as otherwise specified as contemplated by Section 3.01 for such Securities) in accordance with this Article.

Section 11.02 Election to Redeem; Notice to Trustee.

The election of the Company to redeem any Securities shall be established in or pursuant to a Company Resolution or an Officer’s Certificate or in another manner specified as contemplated by Section 3.01 for such Securities. In case of any redemption at the election of the Company of the Securities of any series (including any such redemption affecting only a single Security), the Company shall, not less than 10 Business Days prior to the date the notice of redemption required by Section 11.04 is to be sent (unless a shorter notice shall be satisfactory to the Trustee), notify the Trustee of such Redemption Date, of the principal amount of Securities of such series to be redeemed and, if applicable, of the tenor of the Securities to be redeemed. In the case of any redemption of Securities (a) prior to the expiration of any restriction on such redemption provided in the terms of such Securities or elsewhere in this Indenture, or (b) pursuant to an election of the Company which is subject to a condition specified in the terms of such Securities, the Company shall furnish the Trustee with an Officer’s Certificate evidencing compliance with such restriction or condition.

Section 11.03 Selection by Trustee of Securities to Be Redeemed.

If less than all the Securities of any series are to be redeemed and the Securities are Global Securities, the Securities to be redeemed will be selected by the Trustee in accordance with Applicable Procedures. If less than all the Securities of any series are to be redeemed and the Securities are not Global Securities, the Company shall not more than 45 days prior to the Redemption Date select from the Outstanding Securities of such series not previously called for redemption on a pro rata basis to the extent practicable or, to the extent that selection on a pro rata basis is not practicable, by lot or by such method as the Trustee shall deem fair and appropriate and which complies with any securities exchange or other Applicable Procedures; provided that the unredeemed portion of the principal amount of any Security shall be in an authorized denomination (which shall not be less than the minimum authorized denomination) for such Security. If less than all the Securities of such series and of a specified tenor are to be redeemed (unless such redemption affects only a single Security), the particular Securities to be redeemed shall be selected not more than 45 days prior to the Redemption Date, from the Outstanding Securities of such series and specified tenor not previously called for redemption in accordance with the preceding sentence.

If any Security selected for partial redemption is converted in part before termination of the conversion right with respect to the portion of the Security so selected, the converted portion of such Security shall be deemed (so far as may be) to be the portion selected for redemption. Securities which have been converted during a selection of securities to be redeemed shall be treated by the Trustee as Outstanding for the purpose of such selection.

The Trustee shall promptly notify the Company and each Security Registrar in writing of the Securities selected for redemption as aforesaid and, in case of any Securities selected for partial redemption as aforesaid, the principal amount thereof to be redeemed.

The provisions of the two preceding paragraphs shall not apply with respect to any redemption affecting only a single Security, whether such Security is to be redeemed in whole or in part. In the case of any such redemption in part, the unredeemed portion of the principal amount of the Security shall be in an authorized denomination (which shall not be less than the minimum authorized denomination) for such Security.

For all purposes of this Indenture, unless the context otherwise requires, all provisions relating to the redemption of Securities shall relate, in the case of any Securities redeemed or to be redeemed only in part, to the portion of the principal amount of such Securities which has been or is to be redeemed.

Section 11.04 Notice of Redemption.

Notice of redemption shall be given by first-class mail, postage prepaid, mailed or otherwise in accordance with the Applicable Procedures not less than 10 nor more than 60 days prior to the Redemption Date (or within such period as otherwise specified as contemplated by Section 3.01 for the relevant Securities), to each Holder of Securities to be redeemed, at his address appearing in the Security Register.

All notices of redemption shall identify the Securities to be redeemed (including CUSIP numbers, if any) and shall state:

(a) the Redemption Date;

(b) the Redemption Price (or the method of calculating such price);

(c) if less than all the Outstanding Securities of any series consisting of more than a single Security are to be redeemed, the identification (and, in the case of partial redemption of any such Securities, the principal amounts) of the particular Securities to be redeemed and, if less than all the Outstanding Securities of any series consisting of a single Security are to be redeemed, the principal amount of the particular Security to be redeemed;

(d) that on the Redemption Date, the Redemption Price will become due and payable upon each such Security to be redeemed and, if applicable, that interest thereon will cease to accrue on and after said date;

(e) the place or places where each such Security is to be surrendered for payment of the Redemption Price;

(f) that the redemption is for a sinking fund, if such is the case; and

(g) for any Securities that by their terms may be converted, the terms of conversion, the date on which the right to convert the Security to be redeemed will terminate and the place or places where such Securities may be surrendered for conversion.

Notice of redemption of Securities to be redeemed at the election of the Company shall be given by the Company or, at the Company’s request (which may be rescinded or revoked at any time prior the time at which the Trustee shall have given such notice to the Holders), by the Trustee in the name and at the expense of the Company.

Section 11.05 Deposit of Redemption Price.

On or prior to Noon, New York City time, on any Redemption Date, the Company shall deposit with the Trustee or with a Paying Agent (or, if the Company is acting as its own Paying Agent, segregate and hold in trust as provided in Section 10.03) an amount of money sufficient to pay the Redemption Price of, and (except if the Redemption Date shall be an Interest Payment Date) accrued interest on, all the Securities which are to be redeemed on that date, other than Securities or portions of Securities called for redemption which are owned by the Company or a Subsidiary and have been delivered by the Company or such Subsidiary to the Trustee for cancellation. All money, if any, earned on funds held by the Paying Agent shall be remitted to the Company. In addition, the Paying Agent shall promptly return to the Company any money deposited with the Paying Agent by the Company in excess of the amounts necessary to pay the Redemption Price of, and accrued interest, if any, on, all Securities to be redeemed.

If any Security called for redemption is converted, any money deposited with the Trustee or with any Paying Agent or so segregated and held in trust for the redemption of such Security shall (subject to any right of the Holder of such Security or any Predecessor Security to receive interest as provided in the last paragraph of Section 3.07 or in the terms of such Security) be paid to the Company upon Company Request or, if then held by the Company, shall be discharged from such trust.

Section 11.06 Securities Payable on Redemption Date.

Notice of redemption having been given as aforesaid, the Securities so to be redeemed shall, on the Redemption Date, become due and payable at the Redemption Price therein specified, and from and after such date (unless the Company shall default in the payment of the Redemption Price and accrued interest) such Securities shall cease to bear interest. Upon surrender of any such Security for redemption in accordance with said notice, such Security shall be paid by the Company at the Redemption Price, together with accrued interest to the Redemption Date; provided, however, that, unless otherwise specified as contemplated by Section 3.01, installments of interest whose Stated Maturity is on or prior to the Redemption Date will be payable to the Holders of such Securities, or one or more Predecessor Securities, registered as such at the close of business on the relevant Record Dates according to their terms and the provisions of Section 3.07; provided further that, unless otherwise specified as contemplated by Section 3.01, if the Redemption Date is after a Regular Record Date and on or prior to the Interest Payment Date, the accrued and unpaid interest shall be payable to the Holder of the redeemed Securities registered on the relevant Regular Record Date.

If any Security called for redemption shall not be so paid upon surrender thereof for redemption, the principal and any premium shall, until paid, bear interest from the Redemption Date at the rate prescribed therefor in the Security.

Section 11.07 Securities Redeemed in Part.

Any Security which is to be redeemed only in part shall be surrendered at a Place of Payment therefor (with, if the Company or the Trustee so requires, due endorsement by, or a written instrument of transfer in a form satisfactory to the Company and the Trustee duly executed by, the Holder thereof or his attorney duly authorized in writing), and the Company shall execute, and the Trustee shall authenticate and deliver to the Holder of such Security without service charge, a new Security or Securities of the same series and of like tenor, of any authorized denomination as requested by such Holder, in aggregate principal amount equal to and in exchange for the unredeemed portion of the principal of the Security so surrendered.

ARTICLE XII SINKING FUNDS

Section 12.01 Applicability of Article.

The provisions of this Article shall be applicable to any sinking fund for the retirement of Securities of any series except as otherwise specified as contemplated by Section 3.01 for such Securities.

The minimum amount of any sinking fund payment provided for by the terms of any Securities is herein referred to as a “mandatory sinking fund payment”, and any payment in excess of such minimum amount provided for by the terms of such Securities is herein referred to as an “optional sinking fund payment”. If provided for by the terms of any Securities, the cash amount of any sinking fund payment may be subject to reduction as provided in Section 12.02. Each sinking fund payment shall be applied to the redemption of Securities as provided for by the terms of such Securities.

Section 12.02 Satisfaction of Sinking Fund Payments with Securities.

The Company (a) may deliver Outstanding Securities of a series (other than any previously called for redemption) and (b) may apply as a credit Securities of a series which have been redeemed either at the election of the Company pursuant to the terms of such Securities or through the application of permitted optional sinking fund payments pursuant to the terms of such Securities, in each case in satisfaction of all or any part of any sinking fund payment with respect to any Securities of such series required to be made pursuant to the terms of such Securities as and to the extent provided for by the terms of such Securities; provided that the Securities to be so credited have not been previously so credited. The Securities to be so credited shall be received and credited for such purpose by the Trustee at the Redemption Price, as specified in the Securities so to be redeemed, for redemption through operation of the sinking fund and the amount of such sinking fund payment shall be reduced accordingly.

Section 12.03 Redemption of Securities for Sinking Fund.

Not less than 45 days (or shorter period as shall be satisfactory to the Trustee) prior to each sinking fund payment date for any Securities, the Company will deliver to the Trustee an Officer’s Certificate specifying the amount of the next ensuing sinking fund payment for such Securities pursuant to the terms of such Securities, the portion thereof, if any, which is to be satisfied by payment of cash and the portion thereof, if any, which is to be satisfied by delivering and crediting Securities pursuant to Section 12.02 and will also deliver to the Trustee any Securities to be so delivered. Not less than 30 days prior to each such sinking fund payment date, the Trustee shall select the Securities to be redeemed upon such sinking fund payment date in the manner specified in Section 11.03 and cause notice of the redemption thereof to be given in the name of and at the expense of the Company in the manner provided in Section 11.04. Such notice having been duly given, the redemption of such Securities shall be made upon the terms and in the manner stated in Sections 11.06 and 11.07.

ARTICLE XIII DEFEASANCE AND COVENANT DEFEASANCE

Section 13.01 Company’s Option to Effect Defeasance or Covenant Defeasance.

The Company may elect, at its option at any time, to have Section 13.02 or Section 13.03 applied to any Securities or any series of Securities, as the case may be, designated pursuant to Section 3.01 as being defeasible pursuant to such Section 13.02 or 13.03, in accordance with any applicable requirements provided pursuant to Section 3.01 and upon compliance with the conditions set forth below in this Article. Any such election shall be evidenced by a Company Resolution, Officer’s Certificate or in another manner specified as contemplated by Section 3.01 for such Securities.

Section 13.02 Defeasance and Discharge.

Upon the Company’s exercise of its option (if any) to have this Section applied to any Securities or any series of Securities, as the case may be, the Company shall be deemed to have been discharged from its obligations with respect to such Securities as provided in this Section on and after the date the conditions set forth in Section 13.04 are satisfied (hereinafter called “Defeasance”). For this purpose, such Defeasance means that the Company shall be deemed to have paid and discharged the entire indebtedness represented by such Securities and to have satisfied all its other obligations under such Securities and this Indenture insofar as such Securities are concerned (and the Trustee, at the expense of the Company, shall execute such instruments reasonably requested by the Trustee acknowledging the same), subject to the following which shall survive until otherwise terminated or discharged hereunder: (a) the rights of Holders of such Securities to receive, solely from the trust fund described in Section 13.04 and as more fully set forth in Section 13.05, payments in respect of the principal of and any premium and interest on such Securities when payments are due, (b) the Company’s obligations with respect to such Securities under Sections 3.04, 3.05, 3.06, 10.02 and 10.03, (c) the rights, powers, trusts, duties and immunities of the Trustee hereunder and (d) this Article. Subject to compliance with this Article, the Company may exercise its option (if any) to have this Section applied to any Securities notwithstanding the prior exercise of its option (if any) to have Section 13.03 applied to such Securities.

Section 13.03 Covenant Defeasance.

Upon the Company’s exercise of its option (if any) to have this Section applied to any Securities or any series of Securities, as the case may be, (a) the Company shall be released from its obligations under Sections 7.04, 8.01, 10.04, 10.05 and any covenants provided pursuant to Section 3.01(u), 9.01(b) or 9.01(g) for the benefit of the Holders of such Securities and (b) the occurrence of any event specified in Section 5.01(d) or 5.01(g) shall be deemed not to be or result in an Event of Default, in each case with respect to such Securities as provided in this Section on and after the date the conditions set forth in Section 13.04 are satisfied (hereinafter called “Covenant Defeasance”). For this purpose, such Covenant Defeasance means that, with respect to such Securities, the Company may omit to comply with and shall have no liability in respect of any term, condition or limitation set forth in any such specified Section, whether directly or indirectly by reason of any reference elsewhere herein to any such Section or by reason of any reference in any such Section to any other provision herein or in any other document, but the remainder of this Indenture and such Securities shall be unaffected thereby.

Section 13.04 Conditions to Defeasance or Covenant Defeasance.

The following shall be the conditions to the application of Section 13.02 or 13.03 to any Securities or any series of Securities, as the case may be:

(a) The Company shall irrevocably have deposited or caused to be deposited with the Trustee (or another trustee which satisfies the requirements contemplated by Section 6.09 and agrees to comply with the provisions of this Article applicable to it) as trust funds in trust for the purpose of making the following payments, specifically pledged as security for, and dedicated solely to, the benefits of the Holders of such Securities, (A) money in an amount, or (B) in the case of any series of Securities the payment on which may only be made in legal coin or currency of the United States, U.S. Government Obligations which through the scheduled payment of principal and interest in respect thereof in accordance with their terms will provide, not later than Noon, New York City time, on the due date of any payment, money in an amount, or (C) such other obligations or arrangements as may be specified as contemplated by Section 3.01 with respect to such Securities, or (D) a combination thereof, in each case sufficient, in the opinion of a nationally recognized firm of independent public accountants or investment bankers, in either case expressed in a written certification thereof to be delivered to the Trustee, to pay and discharge, and which shall be applied by the Trustee (or any such other qualifying trustee) to pay and discharge, (1) the principal of and any premium and interest on such Securities on the respective Stated Maturities, in accordance with the terms of this Indenture and such Securities or any Redemption Date established pursuant to clause (i) below, and (2) any mandatory sinking fund payments on the dates on which such payments are due and payable in accordance with the terms of this Indenture and such Securities. As used herein, “U.S. Government Obligation” means (x) any security which is (i) a direct obligation of the United States of America for the payment of which the full faith and credit of the United States of America is pledged or (ii) an obligation of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case (i) or (ii), is not callable or redeemable at the option of the issuer thereof and (y) any depositary receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act) as custodian with respect to any U.S. Government Obligation which is specified in Clause (x) above and held by such bank for the account of the holder of such depositary receipt, or with respect to any specific payment of principal of or interest on any U.S. Government Obligation which is so specified and held, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depositary receipt from any amount received by the custodian in respect of the U.S. Government Obligation or the specific payment of principal or interest evidenced by such depositary receipt.

(b) In the event of an election to have Section 13.02 apply to any Securities or any series of Securities, as the case may be, the Company shall have delivered to the Trustee an Opinion of Counsel stating that (A) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the date of this Indenture, there has been a change in the applicable Federal income tax law, in either case (A) or (B) to the effect that, and based thereon such opinion shall confirm that, the Holders of such Securities will not recognize gain or loss for Federal income tax purposes as a result of the deposit, Defeasance and discharge to be effected with respect to such Securities and will be subject to Federal income tax on the same amount, in the same manner and at the same times as would be the case if such deposit, Defeasance and discharge were not to occur.

(c) In the event of an election to have Section 13.03 apply to any Securities or any series of Securities, as the case may be, the Company shall have delivered to the Trustee an Opinion of Counsel that shall confirm that the Holders of such Securities will not recognize gain or loss for Federal income tax purposes as a result of the deposit and Covenant Defeasance to be effected with respect to such Securities and will be subject to Federal income tax on the same amount, in the same manner and at the same times as would be the case if such deposit and Covenant Defeasance were not to occur.

(d) The Company shall have delivered to the Trustee an Officer’s Certificate to the effect that neither such Securities nor any other Securities of the same series, if then listed on any securities exchange, will be delisted as a result of such deposit.

(e) No event which is, or after notice or lapse of time or both would become, an Event of Default shall have occurred and be continuing at the time of such deposit (other than such event or Event of Default (if any) resulting from the incurrence of indebtedness or the grant of liens securing such indebtedness, all or a portion of the proceeds of which will be applied to such deposit) or, with regard to any such event specified in Sections 5.01(e) and (f), at any time on or prior to the 90th day after the date of such deposit (it being understood that this condition shall not be deemed satisfied until after such 90th day).

(f) Such deposit shall not result in a breach of, or constitute a default under, any material agreement or instrument (other than this Indenture) to which the Company is a party or by which it is bound, or if such breach or default would occur, which is not waived as of, and for all purposes, on and after, the date of such deposit.

(g) The Company shall have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that all conditions precedent with respect to such Defeasance or Covenant Defeasance have been complied with.

Before or after a deposit, the Company may make arrangements satisfactory to the Trustee for the redemption of Securities at a future date in accordance with Article XI.

Section 13.05 Deposited Money and U.S. Government Obligations to Be Held in Trust; Miscellaneous Provisions.

Subject to the provisions of the last paragraph of Section 10.03, all money and U.S. Government Obligations (including the proceeds thereof) deposited with the Trustee or other qualifying trustee (solely for purposes of this Section and Section 13.06, the Trustee and any such other trustee are referred to collectively as the “Trustee”) pursuant to Section 13.04 in respect of any Securities shall be held in trust and applied by the Trustee, in accordance with the provisions of such Securities and this Indenture, to the payment, either directly or through any such Paying Agent (including the Company acting as its own Paying Agent) as the Trustee may determine, to the Holders of such Securities, of all sums, due and to become due thereon in respect of principal and any premium and interest, but money so held in trust need not be segregated from other funds except to the extent required by law.

The Company shall pay and indemnify the Trustee against any tax, fee or other charge imposed on or assessed against the U.S. Government Obligations deposited pursuant to Section 13.04 or the principal and interest received in respect thereof other than any such tax, fee or other charge which by law is for the account of the Holders of Outstanding Securities; provided that the Trustee shall be entitled to charge any such tax, fee or other charge to such Holder’s account.

Anything in this Article to the contrary notwithstanding, the Trustee shall deliver or pay to the Company from time to time upon Company Request any money or U.S. Government Obligations held by it as provided in Section 13.04 with respect to any Securities which are in excess of the amount thereof which would then be required to be deposited to effect the Defeasance or Covenant Defeasance, as the case may be, with respect to such Securities.

Section 13.06 Reinstatement.

If the Trustee or the Paying Agent is unable to apply any money in accordance with this Article with respect to any Securities by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, then the obligations under this Indenture, such Securities from which the Company has been discharged or released pursuant to Section 13.02 or 13.03 shall be revived and reinstated as though no deposit had occurred pursuant to this Article with respect to such Securities, until such time as the Trustee or Paying Agent is permitted to apply all money held in trust pursuant to Section 13.05 with respect to such Securities in accordance with this Article; provided, however, that (a) if the Company makes any payment of principal of or any premium or interest on any such Security following such reinstatement of its obligations, the Company shall be subrogated to the rights (if any) of the Holders of such Securities to receive such payment from the money so held in trust and (b) unless otherwise required by any legal proceeding or any order or judgment of any court or governmental authority, the Trustee or Paying Agent shall return all such money and U.S. Government Obligations to the Company promptly after receiving a written request therefor at any time, if such reinstatement of the Company’s obligations has occurred and continues to be in effect.

IN WITNESS WHEREOF, the parties hereto have caused this Indenture to be duly executed as of the day and year first above written.

TELEDYNE TECHNOLOGIES INCORPORATED

By:	/s/ Stephen F. Blackwood
Name: Stephen F. Blackwood
Title: Senior Vice President and Treasurer

U.S. BANK NATIONAL ASSOCIATION, as Trustee

By:	/s/ Bradley E. Scarbrough
Name: Bradley E. Scarbrough
Title: Vice President

[Signature Page to the Base Indenture]

Exhibit 4.2

Execution Version

Teledyne Technologies Incorporated

and

U.S. Bank National Association,

as Trustee

FIRST SUPPLEMENTAL INDENTURE

Dated as of March 22, 2021

to the Indenture dated as of March 22, 2021

0.650% Notes due 2023

0.950% Notes due 2024

1.600% Notes due 2026

2.250% Notes due 2028

2.750% Notes due 2031

ARTICLE 1
APPLICATION OF FIRST SUPPLEMENTAL INDENTURE

Section 1.01. Application of First Supplemental Indenture	1

ARTICLE 2
DEFINITIONS

Section 2.01. Certain Terms Defined in the Indenture	2
Section 2.02. Definitions	2

ARTICLE 3
FORM AND TERMS OF THE NOTES

Section 3.01. Form and Dating	6
Section 3.02. Terms of the Notes	7
Section 3.03. Optional Redemption	8
Section 3.04. Repurchase of Notes upon a Change of Control	10
Section 3.05. Special Mandatory Redemption	11

ARTICLE 4
CERTAIN COVENANTS

Section 4.01. Restrictions on Secured Debt	12
Section 4.02. Restrictions on Sale and Leaseback Transactions	14
Section 4.03. Guarantees	15

ARTICLE 5
EVENTS OF DEFAULT

Section 5.01. Events of Default	15
Section 5.02. Acceleration of Maturity; Recession	16

ARTICLE 6
CONSOLIDATION, MERGERS, SALE OF ASSETS

Section 6.01. Consolidation, Merger and Sale of Assets	17

ARTICLE 7
GUARANTEE

Section 7.01. Guarantee	17
Section 7.02. Limitation on Guarantor Liability	18
Section 7.03. Execution and Delivery of Guarantee	18
Section 7.04. Guarantors May Consolidate, etc., on Certain Terms	19
Section 7.05. Release of a Subsidiary Guarantor	19

i

ii

FIRST SUPPLEMENTAL INDENTURE

FIRST SUPPLEMENTAL INDENTURE (this “First Supplemental Indenture”), dated as of March 22, 2021, between Teledyne Technologies Incorporated, a Delaware corporation (the “Company”), and U.S. Bank National Association, as trustee (the “Trustee”).

RECITALS OF THE COMPANY

WHEREAS, the Company and the Trustee executed and delivered an Indenture, dated as of March 22, 2021 (the “Base Indenture,” and together with this First Supplemental Indenture, the “Indenture”), to provide for the issuance by the Company from time to time of Securities to be issued in one or more series as provided in the Indenture;

WHEREAS, Section 9.01 of the Base Indenture provides, among other things, that the Company and the Trustee may enter into indentures supplemental to the Base Indenture, without the consent of any Holders of Securities, to establish the form of any Security, as permitted by the Base Indenture, and to provide for the issuance of the Notes (as defined below), as permitted by the Base Indenture, and to set forth the terms thereof;

WHEREAS, the Company desires to execute this First Supplemental Indenture, pursuant to Section 2.01 of the Base Indenture, to establish the form and, pursuant to Section 3.01 of the Base Indenture, to provide for the issuance, of $300,000,000 in aggregate principal amount of its 0.650% Notes due 2023 (the “2023 Notes”), $450,000,000 in aggregate principal amount of its 0.950% Notes due 2024 (the “2024 Notes”), $450,000,000 in aggregate principal amount of its 1.600% Notes due 2026 (the “2026 Notes”), $700,000,000 in aggregate principal amount of its 2.250% Notes due 2028 (the “2028 Notes”) and $1,100,000,000 in aggregate principal amount of its 2.750% Notes due 2031 (the “2031 Notes” and, together with the 2023 Notes, the 2024 Notes, the 2026 Notes and the 2028 Notes, the “Notes”). Each series of the Notes is a series of Securities as referred to in Section 3.01 of the Base Indenture;

WHEREAS, the Company has requested that the Trustee execute and deliver this First Supplemental Indenture;

WHEREAS, all things necessary have been done by the Company to make this First Supplemental Indenture, when executed and delivered by the Company, a valid supplement to the Indenture; and

WHEREAS, all things necessary have been done by the Company to make the Notes, when executed by the Company and authenticated and delivered in accordance with the provisions of the Base Indenture, the valid obligations of the Company;

NOW, THEREFORE, in consideration of the premises stated herein and the purchase of the Notes by the Holders thereof, the Company and the Trustee mutually covenant and agree for the equal and proportionate benefit of the respective Holders from time to time of the Notes as follows:

ARTICLE 1

APPLICATION OF FIRST SUPPLEMENTAL INDENTURE

Section 1.01. Application of First Supplemental Indenture. Notwithstanding any other provision of this First Supplemental Indenture, all provisions of this First Supplemental Indenture are expressly and solely for the benefit of the Holders of the Notes, and any such provisions shall not be deemed to apply to any other securities issued under the Base Indenture and shall not be deemed to amend, modify or

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supplement the Base Indenture for any purpose other than with respect to the Notes. Unless otherwise expressly specified, references in this First Supplemental Indenture to specific Article numbers or Section numbers refer to Articles and Sections contained in this First Supplemental Indenture as they amend or supplement the Base Indenture, and not the Base Indenture or any other document. All Initial Notes and Additional Notes, if any, shall be treated as a single class for all purposes of the Indenture, including waivers, amendments, redemptions and offers to purchase.

ARTICLE 2

DEFINITIONS

Section 2.01. Certain Terms Defined in the Indenture. For purposes of this First Supplemental Indenture, all capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Base Indenture, as amended hereby.

Section 2.02. Definitions. (a) For the benefit of the Holders of the Notes, the following terms shall have the meanings set forth in this Section 2.02:

“Additional Notes” has the meaning specified in Section 3.02(b) of this First Supplemental Indenture.

“Attributable Debt” in the context of a Sale and Leaseback Transaction means, as of any particular time, what the Company determines in good faith to be the present value, discounted at the interest rate implicit in the lease involved in such Sale and Leaseback Transaction, of the lessee’s obligation under the lease for rental payments during the remaining term of the lease, as it may be extended. For the purposes of this definition, any amounts the lessee must pay, whether or not designated as rent or additional rent, on account of maintenance and repairs, insurance, taxes, assessments, water rates or similar charges or any amounts lessee must pay under the lease contingent upon the amount of sales, maintenance and repairs, insurance, taxes, assessments, water rates or similar charges are not included in the determination of lessee’s obligations under the lease.

“Bankruptcy Law” means Title 11, United States Code, or any similar U.S. federal or state law or law of any other jurisdiction relating to bankruptcy, insolvency, winding-up, liquidation, reorganization or relief of debtors.

“Business Day” means any day other than a Saturday, Sunday or other day on which commercial banking institutions in New York City are authorized or required by law to close.

“Change of Control” means the occurrence of any of the following: (1) the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or more series of related transactions, of all or substantially all of the Company’s properties or assets and the properties or assets of its Subsidiaries, taken as a whole, to any “person” or “group” (as those terms are used in Section 13(d)(3) of the Exchange Act), other than the Company or one of its Subsidiaries; (2) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” or “group” (as those terms are used in Section 13(d)(3) of the Exchange Act) becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 of the Exchange Act), directly or indirectly, of the Company’s Voting Stock representing a majority of the voting power of our then outstanding Voting Stock; (3) the Company consolidates with, or merges with or into, any Person, or any Person consolidates with, or merges with or into, the Company, in any such event pursuant to a transaction in which any of the Company’s outstanding Voting Stock or Voting Stock of such other Person is converted into or exchanged for cash, securities or other property, other than any such transaction where the Company’s Voting Stock outstanding immediately prior to such transaction constitutes, or is converted into or exchanged for, Voting Stock representing a majority of the voting power of the Voting Stock of the surviving Person immediately after giving effect to such transaction; or (4) the adoption by the Company’s stockholders of a plan relating to the Company’s liquidation or dissolution.

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Notwithstanding the foregoing, a transaction (or series of related transactions) will not be deemed to involve a Change of Control under clause (2) above if (i) the Company becomes a direct or indirect wholly-owned subsidiary of a holding company and (ii)(A) the direct or indirect holders of the Voting Stock of such holding company immediately following that transaction are substantially the same as the holders of the Company’s Voting Stock immediately prior to that transaction or (B) immediately following that transaction no “person” or “group” (as those terms are used in Section 13(d)(3) of the Exchange Act) (other than a holding company satisfying the requirements of this sentence) is the beneficial owner (as defined in Rules 13d-3 and 13d-5 of the Exchange Act), directly or indirectly, of more than 50% of the Voting Stock of such holding company.

“Change of Control Triggering Event” means, with respect to a series of the Notes, the rating of the Notes is lowered by three Rating Agencies (if the Notes are at such time rated by three Rating Agencies) or by two Rating Agencies (if the Notes are at such time rated by two Rating Agencies) below Investment Grade on any date during the period (the “Trigger Period”) commencing on the earlier of (a) the occurrence of a Change of Control and (b) the first public announcement by the Company of any Change of Control (or pending Change of Control), and ending 60 days following consummation of such Change of Control (which Trigger Period will be extended following consummation of a Change of Control for so long as any of the Rating Agencies has publicly announced that it is considering a possible ratings change); provided that a Change of Control Triggering Event will not be deemed to have occurred in respect of a particular Change of Control if each applicable Rating Agency making the reduction in rating does not publicly announce or confirm or inform the Trustee at the Company’s or the Trustee’s request that the reduction was the result, in whole or in part, of any event or circumstance comprised of or arising as a result of, or in respect of, the Change of Control.

Notwithstanding the foregoing, no Change of Control Triggering Event will be deemed to have occurred in connection with any particular Change of Control unless and until such Change of Control has actually been consummated.

“Comparable Treasury Issue” means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term of the Notes to be redeemed (assuming for this purpose that the 2024 Notes mature on the 2024 Par Call Date, the 2026 Notes mature on the 2026 Par Call Date, the 2028 Notes mature on the 2028 Par Call Date, and the 2031 Notes mature on the 2031 Par Call Date, as applicable) that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of those Notes.

“Comparable Treasury Price” means, with respect to any Redemption Date, (1) the average of the Reference Treasury Dealer Quotations for that Redemption Date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (2) if the Quotation Agent obtains fewer than four Reference Treasury Dealer Quotations, the average of all Reference Treasury Dealer Quotations so received.

“Consolidated Net Tangible Assets” means, as of any particular time, the total amount of assets minus: (a) all applicable reserves; (b) all current liabilities (excluding any liabilities which are by their terms extendible or renewable at the option of the obligor to a time more than 12 months after the time as of which the amount thereof is being computed and excluding current maturities of long-term indebtedness); and (c) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangible assets, all as shown in the audited consolidated balance sheet of the Company and subsidiaries contained in the Company’s then most recent annual report to stockholders.

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“Default” means any event which is, or after notice or passage of time or both would be, an Event of Default.

“Domestic Subsidiary” means any Subsidiary that is organized and existing under the laws of the United States, any state in the United States or the District of Columbia.

“Fitch” means Fitch Ratings Inc., or any successor to the rating agency business thereof.

“FLIR Acquisition” means the two-step merger pursuant to the Agreement and Plan of Merger dated January 4, 2021, among the Company, FLIR, Firework Merger Sub I, Inc. and Firework Merger Sub II, LLC, resulting in FLIR becoming a wholly owned subsidiary of the Company.

“FLIR” means FLIR Systems, Inc, a Delaware corporation.

“FLIR Notes” means the senior notes issued under the Indenture dated as of August 3, 2020, as supplemented by the First Supplemental Indenture dated as of August 3, 2020, each between FLIR and U.S. Bank National Association, as trustee, as such indenture may be further supplemented, amended, restated or modified from time to time.

“Funded Debt” means all indebtedness for money borrowed which by its terms matures more than 12 months after the time of the computation of this amount or which is extendible or renewable at the option of the obligor on this indebtedness to a time more than 12 months after the time of the computation of this amount or which is classified, in accordance with U.S. generally accepted accounting principles, as long-term debt on the consolidated balance sheet for the most-recently ended fiscal quarter (or if incurred subsequent to the date of such balance sheet, would have been so classified) of the Person for which the determination is being made.

“Global Notes” means the Notes in the form of Global Securities issued to the Depositary or its nominee, substantially in the form of Exhibit A, Exhibit B, Exhibit C, Exhibit D or Exhibit E, as applicable.

“Guarantee” means the guarantee by any Guarantor of the Company’s obligations under this First Supplemental Indenture with respect to a series of Notes, executed pursuant to the provisions of this First Supplemental Indenture.

“Guarantor” means any Domestic Subsidiary of the Company that executes a Guarantee pursuant to the provisions of this First Supplemental Indenture.

“Initial Notes” has the meaning specified in Section 3.02(b) of this First Supplemental Indenture.

“Investment Grade” means a rating of Baa3 or better by Moody’s (or its equivalent under any successor rating category of Moody’s) and a rating of BBB- or better by S&P and Fitch (or its equivalent under any successor rating category of S&P or Fitch, as applicable), and the equivalent investment grade credit rating from any replacement Rating Agency or Rating Agencies selected by the Company under the circumstances permitting the Company to select a replacement Rating Agency and in the manner for selecting a replacement Rating Agency, in each case as set forth in the definition of “Rating Agency.”

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“Issue Date” means the date on which the Notes are initially issued.

“Moody’s” means Moody’s Investors Service, Inc., a subsidiary of Moody’s Corporation, and any successor to its rating agency business.

“Notes” has the meaning specified in the recitals of this First Supplemental Indenture.

“Officer” means the Executive Chairman, the Chief Executive Officer, the President, the Chief Financial Officer, any Vice President, the Treasurer or the Secretary of the specified Person.

“Par Call Date” means (i) with respect to the 2024 Notes, April 1, 2022 (the “2024 Par Call Date”), (ii) with respect to the 2026 Notes, March 1, 2026 (the “2026 Par Call Date”), (iii) with respect to the 2028 Notes, February 1, 2028 (the “2028 Par Call Date”) and (iv) with respect to the 2031 Notes, January 2, 2031 (the “2031 Par Call Date”).

“Principal Property” means any plant, warehouse, office building, facility or parcel of real property located within the United States of America, having a gross book value in excess of 1% of Consolidated Net Tangible Assets at the time of determination thereof and owned by the Company or any Restricted Subsidiary, in each case other than any such plant, warehouse, office building, facility or parcel of real property, or any portion of such plant, warehouse, office building, facility or parcel of real property, which, in the opinion of the Board of Directors of the Company, is not of material importance to the total business conducted by the Company and its Restricted Subsidiaries taken as a whole.

“Quotation Agent” means the Reference Treasury Dealer appointed by the Company.

“Rating Agency” means each of Fitch, Moody’s and S&P; provided, that if Fitch, Moody’s or S&P ceases to provide rating services to issuers or investors, the Company may appoint another “nationally recognized statistical rating organization” within the meaning of Section 3(a)(62) under the Exchange Act as a replacement for such Rating Agency; provided further, that the Company give notice of such appointment to the Trustee.

“Reference Treasury Dealer” means (1) BofA Securities, Inc., J.P. Morgan Securities LLC, a Primary Treasury Dealer selected by U.S. Bancorp Investments, Inc., or an affiliate or successor of any of the foregoing; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”), the Company shall substitute another Primary Treasury Dealer, and (2) any other Primary Treasury Dealer selected by the Company.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any Redemption Date, the average, as determined by the Quotation Agent, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Quotation Agent by that Reference Treasury Dealer at 5:00 p.m., New York City time, on the third Business Day preceding that Redemption Date.

“Restricted Subsidiary” means any Subsidiary (a) substantially all of the property of which is located, or that conducts substantially all of its business within the United States of America (other than its territories or possessions and other than Puerto Rico) and (b) which owns a Principal Property; provided, however, that any Subsidiary which is principally engaged in financing operations outside the United States of America or which is principally engaged in leasing or financing installment receivables shall not be deemed a Restricted Subsidiary for purposes of this First Supplemental Indenture.

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“Sale and Leaseback Transaction” has the meaning specified in Section 4.02 of this First Supplemental Indenture.

“S&P” means Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc. and any successor to its rating agency business.

“Treasury Rate” means, with respect to any Redemption Date, the rate per year equal to: (a) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15(519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the applicable Comparable Treasury Issue; provided that, if no maturity is within three months before or after the remaining term of the applicable series of Notes to be redeemed, yields for the two published maturities most closely corresponding to the applicable Comparable Treasury Issue shall be determined and the Treasury Rate shall be interpolated or extrapolated from those yields on a straight line basis, rounding to the nearest month; or (b) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per year equal to the semi-annual equivalent yield to maturity of the applicable Comparable Treasury Issue, calculated using a price for the applicable Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that Redemption Date.

“Voting Stock” of any specified Person as of any date means the capital stock of such Person that is at the time entitled to vote generally in the election of the board of directors of such Person.

ARTICLE 3

FORM AND TERMS OF THE NOTES

Section 3.01. Form and Dating.

(a) The Notes and the Trustee’s certificate of authentication shall be substantially in the form of Exhibit A, Exhibit B, Exhibit C, Exhibit D and Exhibit E, as applicable, attached hereto, which are hereby incorporated into this First Supplemental Indenture. The Notes shall be executed on behalf of the Company by an Officer of the Company. The Notes may have notations, legends or endorsements required by law, stock exchange rules or usage. Each Note shall be dated the date of its authentication. The Notes and any beneficial interest in the Notes shall be in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

(b) The terms and notations contained in the Notes shall constitute, and are hereby expressly made, a part of the Indenture, and the Company and the Trustee, by their execution and delivery of this First Supplemental Indenture, expressly agree to such terms and provisions and to be bound thereby.

(c) Global Notes. The Notes shall be issued initially in the form of fully registered Global Securities (the “Global Notes”), which shall be deposited on behalf of the purchasers of the Notes represented thereby with The Depository Trust Company, New York, New York (the “Depositary”) and registered in the name of Cede & Co., the Depositary’s nominee, duly executed by the Company and authenticated by the Trustee.

(d) Book-Entry Provisions. This Section 3.01(d) shall apply only to the Global Notes deposited with or on behalf of the Depositary. The Company shall execute and the Trustee shall, in accordance with this Section 3.01(d), authenticate and deliver the Global Notes that shall be registered in the name of the Depositary or the nominee of the Depositary and shall be delivered by the Trustee to the Depositary or pursuant to the Depositary’s instructions.

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(e) Paying Agent. The Company initially appoints the Trustee as the Security Registrar and Paying Agent for the payment of the principal of (and premium, if any) and interest on the Notes and the office of the Trustee at U.S. Bank National Association, in the contiguous United States, which shall initially be the Corporate Trust Office, is hereby designated as the Place of Payment where the Notes may be presented for payment.

Section 3.02. Terms of the Notes. The following terms relating to each series of the Notes are hereby established:

(a) Title. The 2023 Notes shall constitute a series of Securities having the title “0.650% Notes due 2023”; the 2024 Notes shall constitute a series of Securities having the title “0.950% Notes due 2024”; the 2026 Notes shall constitute a series of Securities having the title “1.600% Notes due 2026”; the 2028 Notes shall constitute a series of Securities having the title “2.250% Notes due 2028”; and the 2031 Notes shall constitute a series of Securities having the title “2.750% Notes due 2031.”

(b) Principal Amount. Except for Notes authenticated and delivered upon registration of, transfer of, or in exchange for, or in lieu of, other Notes pursuant to Sections 3.04, 3.05, 3.06, 9.06 or 11.07 of the Base Indenture, the aggregate principal amount of the 2023 Notes that may be initially authenticated and delivered under the Indenture (the “Initial 2023 Notes”) shall be $300,000,000; the aggregate principal amount of the 2024 Notes that may be initially authenticated and delivered under the Indenture (the “Initial 2024 Notes”) shall be $450,000,000; the aggregate principal amount of the 2026 Notes that may be initially authenticated and delivered under the Indenture (the “Initial 2026 Notes”) shall be $450,000,000; the aggregate principal amount of the 2028 Notes that may be initially authenticated and delivered under the Indenture (the “Initial 2028 Notes”) shall be $700,000,000; and the aggregate principal amount of the 2031 Notes that may be initially authenticated and delivered under the Indenture (the “Initial 2031 Notes” and, together with the Initial 2023 Notes, the Initial 2024 Notes, the Initial 2026 Notes and the Initial 2028 Notes, the “Initial Notes”) shall be $1,100,000,000. The Company may from time to time, without the consent of the Holders of Notes, issue additional Notes with respect to each series of the Notes (in any such case, with respect to the 2023 Notes, the “Additional 2023 Notes,” with respect to the 2024 Notes, the “Additional 2024 Notes,” with respect to the 2026 Notes, the “Additional 2026 Notes,” with respect to the 2028 Notes, the “Additional 2028 Notes,” with respect to the 2031 Notes, the “Additional 2031 Notes” and, the Additional 2023 Notes, the Additional 2024 Notes, the Additional 2026 Notes, the Additional 2028 Notes and the Additional 2031 Notes collectively, the “Additional Notes”) having the same ranking and the same interest rate, Maturity and other terms as the applicable Initial Notes except for the Issue Date and the first payment of interest thereon. Any Additional Notes and the Initial Notes of the same series shall constitute a single series under the Indenture and all references to the Notes of such series shall include the applicable Initial Notes and any applicable Additional Notes unless the context otherwise requires.

(c) Maturity Date. The entire outstanding principal amount of the 2023 Notes shall be payable on April 1, 2023; the entire outstanding principal amount of the 2024 Notes shall be payable on April 1, 2024; the entire outstanding principal amount of the 2026 Notes shall be payable on April 1, 2026; the entire outstanding principal amount of the 2028 Notes shall be payable on April 1, 2028; and the entire outstanding principal amount of the 2031 Notes shall be payable on April 1, 2031.

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(d) Interest Rate. The rate at which the 2023 Notes shall bear interest shall be 0.650% per annum; the rate at which the 2024 Notes shall bear interest shall be 0.950% per annum; the rate at which the 2026 Notes shall bear interest shall be 1.600% per annum; the rate at which the 2028 Notes shall bear interest shall be 2.250% per annum; and the rate at which the 2031 Notes shall bear interest shall be 2.750% per annum. The date from which interest shall accrue on the Notes shall be March 22, 2021, or the most recent Interest Payment Date to which interest has been paid or provided for; the Interest Payment Dates for the Notes shall be April 1 and October 1 of each year, beginning October 1, 2021; the interest so payable, and punctually paid or duly provided for, on any Interest Payment Date, will be paid, in immediately available funds, to the Persons in whose names the Notes are registered (which shall initially be the Depositary) at the close of business on the regular record date for such interest, which shall be the March 15 or September 15, as the case may be, preceding such Interest Payment Date. Interest shall be computed on the basis of a 360-day year comprised of twelve 30-day months. For so long as the Notes are represented in global form by one or more Global Securities, all payments of principal (and premium, if any) and interest shall be made by wire transfer of immediately available funds to the Depositary or its nominee, as the case may be, as the registered owner of the Global Security representing such Notes. In the event that definitive Notes shall have been issued, all payments of principal (and premium, if any) and interest shall be made by wire transfer of immediately available funds to the accounts of the registered Holders thereof; provided, that the Company may elect to make such payments at the office of the Paying Agent in the contiguous United States; and provided further, that the Company may at its option pay interest by check to the registered address of each Holder of a definitive Note. If an Interest Payment Date falls on a date that is not a Business Day, then interest will be paid on the next day that is a Business Day, and no interest on such payment will accrue for the period from and after such Interest Payment Date.

(e) Currency. The currency of denomination of the Notes is United States Dollars. Payment of principal of and interest and premium, if any, on the Notes shall be made in United States Dollars.

(f) Redemption; Sinking Fund. Except as provided in this Article 3, the Company shall have no obligation to redeem, purchase or repay the Notes pursuant to any mandatory redemption, sinking fund or analogous provisions or at the option of a Holder thereof.

(g) Ranking. The Notes will be senior unsecured obligations of the Company. The payment of the principal of, premium, if any, and interest on the Notes will (i) rank equally in right of payment with all other indebtedness of the Company that is not by its terms expressly subordinated to other indebtedness of the Company, (ii) rank senior in right of payment to all indebtedness of the Company that is, by its terms, expressly subordinated to the senior indebtedness of the Company and (iii) be effectively subordinated to the secured indebtedness of the Company to the extent of the value of the collateral securing such indebtedness and to the existing and future liabilities of the Company’s subsidiaries.

Section 3.03. Optional Redemption.

(a) The provisions of Article Eleven of the Base Indenture, as supplemented by the provisions of this First Supplemental Indenture, shall apply to the Notes.

(b) The Notes shall be redeemable as a whole or in part, at the Company’s option, at any time and from time to time at the following Redemption Prices:

(i) with respect to the 2023 Notes, upon redemption prior to April 1, 2023, the Company shall pay a Redemption Price equal to the greater of (i) 100% of the principal amount of the 2023 Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the 2023 Notes to be redeemed that would be due at maturity of such Notes (exclusive of interest accrued to the Redemption Date) discounted to the Redemption Date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Rate plus 10 basis points, plus accrued and unpaid interest thereon to, but excluding, the Redemption Date;

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(ii) with respect to the 2024 Notes, upon redemption prior to the 2024 Par Call Date, the Company shall pay a Redemption Price equal to the greater of (i) 100% of the principal amount of the 2024 Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the 2024 Notes to be redeemed that would be due at maturity of such Notes (exclusive of interest accrued to the Redemption Date) discounted to the Redemption Date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Rate plus 10 basis points, plus accrued and unpaid interest thereon to, but excluding, the Redemption Date;

(iii) with respect to the 2026 Notes, upon redemption prior to the 2026 Par Call Date, the Company shall pay a Redemption Price equal to the greater of (i) 100% of the principal amount of the 2026 Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the 2026 Notes to be redeemed that would be due at maturity of such Notes (exclusive of interest accrued to the Redemption Date) discounted to the Redemption Date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Rate plus 15 basis points, plus accrued and unpaid interest thereon to, but excluding, the Redemption Date;

(iv) with respect to the 2028 Notes, upon redemption prior to the 2028 Par Call Date, the Company shall pay a Redemption Price equal to the greater of (i) 100% of the principal amount of the 2028 Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the 2028 Notes to be redeemed that would be due at maturity of such Notes (exclusive of interest accrued to the Redemption Date) discounted to the Redemption Date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Rate plus 15 basis points, plus accrued and unpaid interest thereon to, but excluding, the Redemption Date;

(v) with respect to the 2031 Notes, upon redemption prior to the 2031 Par Call Date, the Company shall pay a Redemption Price equal to the greater of (i) 100% of the principal amount of the 2031 Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the 2031 Notes to be redeemed that would be due at maturity of such Notes (exclusive of interest accrued to the Redemption Date) discounted to the Redemption Date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Rate plus 20 basis points, plus accrued and unpaid interest thereon to, but excluding, the Redemption Date; and

(vi) upon redemption on or after the 2024 Par Call Date (with respect to the 2024 Notes), the 2026 Par Call Date (with respect to the 2026 Notes), the 2028 Par Call Date (with respect to the 2028 Notes), and the 2031 Par Call Date (with respect to the 2031 Notes), the Company shall pay a Redemption Price equal to 100% of the aggregate principal amount of such Notes to be redeemed, plus accrued and unpaid interest thereon, if any, to, but not including, the Redemption Date.

(c) Any notice to holders of Notes of any redemption will include the appropriate calculation of the Redemption Price, but does not need to include the Redemption Price itself. The actual Redemption Price, calculated as described above, will be set forth in an Officer’s Certificate of the Company delivered to the Trustee and to Holders of the Notes no later than two Business Days prior to the Redemption Date. The Company may provide in a notice of redemption that payment of such Redemption Price and performance of the Company’s obligations with respect to such redemption or purchase may be performed by another Person.

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(d) If less than all of the Notes of a particular series are redeemed at any time and the Notes of such series are Global Notes held by the Depositary, the Depositary will select the Notes to be redeemed in accordance with its operational arrangements. If the Notes are not Global Notes held by the Depositary, the Company will select Notes called for redemption in part on a pro rata basis or on as nearly a pro rata basis as is practicable; provided that Notes in principal amounts of $2,000 or less shall be redeemed in whole and not in part. In the case of Notes represented by a Global Security, the outstanding principal amount of the Global Security representing the Notes will be reduced by book-entry. Notes called for redemption become due on the Redemption Date, subject to the satisfaction of any conditions precedent provided in the notice of redemption. On and after the Redemption Date, interest stops accruing on Notes or portions of them called for redemption (unless there is a default in the payment thereof).

(e) If a Redemption Date falls on a date that is not a Business Day, then the Redemption Price will be paid on the next day that is a Business Day, and no interest on such payment will accrue for the period from and after such Redemption Date.

Section 3.04. Repurchase of Notes upon a Change of Control.

(a) If a Change of Control Triggering Event occurs with respect to the Notes, unless the Company has exercised its right to redeem the Notes as provided in Section 3.03 hereof, each Holder of Notes will have the right to require the Company to make an offer (a “Change of Control Offer”) to each Holder of a Note to repurchase all or any part (equal to $2,000 or an integral multiple of $1,000 in excess thereof) of that Holder’s Notes on the terms set forth in this Section 3.04 and in the Notes. In a Change of Control Offer, the Company shall offer payment in cash equal to 101% of the aggregate principal amount of Notes repurchased, plus accrued and unpaid interest, if any, on the Notes repurchased to the date of repurchase (a “Change of Control Payment”). Within 30 days following any Change of Control Triggering Event or, at the Company’s option, prior to any Change of Control, but after public announcement of the transaction that constitutes or may constitute the Change of Control, the Company shall send a notice to Holders of the Notes, describing the transaction that constitutes or may constitute the Change of Control Triggering Event and offering to repurchase the Notes on the date specified in the notice, which date shall be no earlier than 30 days and no later than 60 days from the date such notice is sent (a “Change of Control Payment Date”), pursuant to the procedures required by the Notes and described in such notice. The notice shall, if sent prior to the date of consummation of the Change of Control, state that the Change of Control Offer is conditioned on the Change of Control occurring on or prior to the Change of Control Payment Date.

(b) On the Change of Control Payment Date, the Company shall, to the extent lawful:

(i) accept for payment all Notes or portions of Notes properly tendered pursuant to the applicable Change of Control Offer;

(ii) deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Notes or portions of Notes properly tendered; and

(iii) deliver or cause to be delivered to the Trustee the Notes properly accepted together with an Officer’s Certificate stating the aggregate principal amount of Notes or portions of Notes being repurchased.

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(c) The Company shall not be required to make a Change of Control Offer with respect to the Notes upon the occurrence of a Change of Control Triggering Event if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for an offer made by the Company and the third party purchases all Notes properly tendered and not withdrawn under its offer. In addition, the Company shall not repurchase any Notes if there has occurred and is continuing on the Change of Control Payment Date an Event of Default under the Indenture, other than a default in the payment of the Change of Control Payment on the Change of Control Payment Date.

(d) The Company shall comply with the requirements of Rule 14e-1 under the Exchange Act, and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control Offer provisions of the Notes, the Company shall comply with those securities laws and regulations and shall not be deemed to have breached its obligations under the Change of Control Offer provisions of the Notes by virtue of any such conflict and compliance.

(e) If Holders of not less than 90% in aggregate principal amount of the outstanding Notes validly tender and do not withdraw such Notes in a Change of Control Offer and the Company, or any third party making a Change of Control Offer in lieu of the Company, as described in this Section 3.04, purchases all of the Notes validly tendered and not withdrawn by such Holders, the Company shall have the right, upon not less than 30 nor more than 60 days’ prior notice, given not more than 30 days following such purchase pursuant to the Change of Control Offer described herein, to redeem all Notes that remain outstanding following such purchase at a Redemption Price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to, but excluding, the Redemption Date (subject to the right of Holders of record on a record date to receive interest on the relevant Interest Payment Date).

Section 3.05. Special Mandatory Redemption.

(a) If the closing of the FLIR Acquisition has not occurred on or prior to the earlier of (i) December 31, 2021 and (ii) the date the Merger Agreement, including any amendment thereof, is terminated, according to its terms (each, a “Special Mandatory Redemption Event”), the Company shall redeem the 2023 Notes, the 2024 Notes, the 2026 Notes, and the 2031 Notes in whole at a special mandatory redemption price equal to 101% of the aggregate principal amount of such Notes, plus accrued and unpaid interest on the principal amount of such Notes to but excluding the Special Mandatory Redemption Date (as defined below) (the “Special Mandatory Redemption Price”). Upon the occurrence of a Special Mandatory Redemption Event, the Company shall promptly (but in no event later than five calendar days following such Special Mandatory Redemption Event) cause notice to be delivered electronically or mailed, with a copy to the Trustee, to each Holder at its registered address (such date of notification to the Holders, the “Redemption Notice Date”). The notice shall inform Holders that the Notes will be redeemed on the tenth calendar day (or if such day is not a Business Day, the first Business Day thereafter) following the Redemption Notice Date (such date, the “Special Mandatory Redemption Date”) and that all of the outstanding Notes to be redeemed shall be redeemed at the Special Mandatory Redemption Price on the Special Mandatory Redemption Date automatically and without any further action by the Holders of the Notes. On the Business Day immediately preceding the Special Mandatory Redemption Date, the Company shall deposit with the Trustee funds sufficient to pay the Special Mandatory Redemption Price. If such deposit is made as provided above, the Notes to be redeemed will cease to bear interest on and after the Special Mandatory Redemption Date.

(b) Upon the completion of the FLIR Acquisition, the foregoing provisions regarding special mandatory redemption will cease to apply.

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ARTICLE 4

CERTAIN COVENANTS

The following covenants shall be applicable to the Company for so long as any of the Notes are Outstanding. Nothing in this Article will, however, affect the Company’s rights or obligations under any other provision of the Base Indenture or this First Supplemental Indenture.

Section 4.01. Restrictions on Secured Debt.

(a) The Company will not, nor will it permit any Restricted Subsidiary to, create, incur, issue, assume or guarantee any indebtedness for borrowed money (hereinafter called “indebtedness”) secured by a mortgage, security interest, pledge or lien (hereinafter called “mortgage”) on or upon any Principal Property or on any capital stock or indebtedness of any Restricted Subsidiary (whether such Principal Property, capital stock or indebtedness is now owned or hereafter acquired) without in any such case ensuring that the Securities (together with, if the Company shall so determine, any other indebtedness created, incurred, issued, assumed or guaranteed by the Company or any Restricted Subsidiary and then existing or thereafter created) shall be secured by such mortgage equally and ratably with (or, at the option of the Company, prior to) such indebtedness, so long as such indebtedness shall be so secured.

(b) The provisions of Section 4.01(a) shall not, however, apply to any indebtedness secured by any one or more of the following:

(1) mortgages existing on the Issue Date;

(2) mortgages of or upon any property acquired, constructed or improved by, or of or upon any capital stock or indebtedness acquired by, the Company or any Restricted Subsidiary after the date hereof to (i) secure the payment of all or any part of the purchase price of such property, capital stock or indebtedness upon the acquisition thereof or (ii) secure indebtedness incurred, assumed or guaranteed for the purpose of financing or refinancing all or any part of the purchase price of such property, capital stock or indebtedness or of the cost of any construction or improvements on such properties, in each case, to the extent that the indebtedness is incurred, assumed or guaranteed prior to or within 365 days after the later of the applicable acquisition, construction or improvement of such property, as the case may be, provided, that in the case of any such acquisition, construction or improvement the mortgage shall not apply to any property, capital stock or indebtedness theretofore owned by the Company or any Restricted Subsidiary, other than, in the case of any such construction or improvement, any theretofore unimproved or substantially unimproved real property on which the property so constructed or the improvement is located;

(3) except to the extent created in anticipation of the acquisition of any Person, mortgages of or upon any property, capital stock or indebtedness existing at the time of acquisition thereof by the Company or any Restricted Subsidiary;

(4) except to the extent created in anticipation of the merger or consolidation with any Person, mortgages of or upon any property of a Person existing at the time such Person is merged with or into or consolidated with the Company or any Restricted Subsidiary or existing at the time of a sale or transfer of all or substantially all of the properties of a Person to the Company or any Restricted Subsidiary;

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(5) mortgages of or upon any property of, or capital stock or indebtedness of, a Person existing at the time such Person becomes a Restricted Subsidiary;

(6) mortgages to secure indebtedness of any Restricted Subsidiary to the Company or to another Restricted Subsidiary or Subsidiary;

(7) mortgages in favor of the United States of America or any State thereof, or any department, agency or instrumentality or political subdivision of the United States of America or any State thereof, or in favor of any other country or political subdivision, to secure partial, progress, advance or other payments pursuant to any contract or statute or to secure any indebtedness incurred or guaranteed for the purpose of financing or refinancing all or any part of the purchase price of the property, capital stock or indebtedness subject to such mortgages, or the cost of constructing or improving the property subject to such mortgages;

(8) mortgages for taxes not yet due or that are being contested in good faith by appropriate proceedings, provided that adequate reserves with respect thereto are maintained on the Company’s books in conformity with generally accepted accounting principles;

(9) mortgages imposed by law, such as carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other like mortgages arising in the ordinary course of business that are not overdue for a period of more than 30 days or that are being contested in good faith by appropriate proceedings;

(10) mortgages to secure the performance of bids, trade contracts, leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature incurred in the ordinary course of business;

(11) mortgages in favor of only the Company or one or more of the Restricted Subsidiaries;

(12) mortgages in favor of the Trustee securing indebtedness owed under the Indenture to the Trustee and granted in accordance with the Indenture;

(13) mortgages to secure (1) interest rate swap agreements (whether from fixed to floating or from floating to fixed), interest rate cap agreements and interest rate collar agreements; (2) other agreements or arrangements designed to manage interest rates or interest rate risk; (3) other agreements or arrangements designed to protect against fluctuations in currency exchange rates or commodity prices; and (4) other agreements or arrangements designed to protect against fluctuations in equity prices.

(14) judgment liens, so long as the finality of such judgment is being contested in good faith and execution thereon is stayed;

(15) easements or similar encumbrances, the existence of which does not impair the use of the property subject thereto for the purposes for which it is held or was acquired;

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(16) leases and landlords’ mortgages on fixtures and movable property located on premises leased in the ordinary course of business, so long as the rent secured thereby is not in default; and

(17) any extension, renewal or replacement (or successive extensions, renewals or replacements) in whole or in part of any mortgage referred to in the foregoing clauses (1) through (16), inclusive, provided, however, that the principal amount of indebtedness secured thereby shall not exceed the principal amount of indebtedness so secured at the time of such extension, renewal or replacement, and that such extension, renewal or replacement shall be limited to all or a part of the property (plus improvements and construction on such property), capital stock or indebtedness which was subject to the mortgage so extended, renewed or replaced.

(c) Notwithstanding the provisions of Section 4.01(a), the Company or any Restricted Subsidiary may, without equally and ratably securing the Notes, issue, assume or guarantee indebtedness secured by a mortgage not excepted by clauses (1) through (17) of Section 4.01(b), if the total amount of the following does not at the time exceed the greater of (i) 15% of Consolidated Net Tangible Assets and (ii) $385.3 million:

(i) such indebtedness; plus

(ii) all other indebtedness that the Company and its Restricted Subsidiaries have incurred or have guaranteed existing at such time and secured by mortgages not so excepted; plus

(iii) the Attributable Debt existing in respect of Sale and Leaseback Transactions existing at such time; provided, however, that Attributable Debt with respect to the following types of Sale and Leaseback Transactions will not be included for the purposes of calculating Attributable Debt in the preceding sentence:

(A) Sale and Leaseback Transactions in respect of which an amount (equaling at least the greater of the net proceeds of the sale of property or the fair market value of the property) is used within 365 days after the effective date of the arrangement to make non-mandatory prepayments on unsubordinated long-term indebtedness, retire unsubordinated long-term indebtedness or acquire, construct or improve a manufacturing plant or facility which is, or upon completion will be, a Principal Property; and

(B) Sale and Leaseback Transactions in which the property involved would have been permitted to be mortgaged under clause (2) or (7) of Section 4.01(b).

Section 4.02. Restrictions on Sale and Leaseback Transactions. The Company will not, and will not permit any Restricted Subsidiary to, enter into any arrangement with any Person providing for the leasing by the Company or any Restricted Subsidiary of any Principal Property whether now owned or hereafter acquired (except for temporary leases for a term, including any renewal thereof, of not more than three years and except for leases between the Company and any Restricted Subsidiary, between any Restricted Subsidiary and the Company or between Restricted Subsidiaries), which property has been or is to be sold or transferred by the Company or such Restricted Subsidiary to any Person with the intention of taking back a lease of such property (herein referred to as a “Sale and Leaseback Transaction”), unless: (i) the Company or such Restricted Subsidiary would (at the time of entering into such arrangement) be entitled pursuant to clause (2) or (7) of Section 4.01(b), without equally and ratably securing the Securities, to create, incur, issue, assume or guarantee indebtedness secured by a mortgage on such property, or (ii) the Company or such Restricted Subsidiary would (at the time of entering into

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such arrangement) be entitled pursuant to Section 4.01(c), without equally and ratably securing the Securities, to create, incur, issue, assume or guarantee indebtedness secured by a mortgage on such property in an amount at least equal to the Attributable Debt in respect of such Sale and Leaseback Transaction or (iii) the Company shall apply, within 365 days of the effective date of any such arrangement, an amount not less than the greater of (x) the net proceeds of the sale of such property or (y) the fair market value (as determined by the Board of Directors) of such property to either the prepayment or retirement (other than any mandatory prepayment or retirement) of Funded Debt or to the acquisition, construction or improvement of a manufacturing plant or manufacturing facility which is, or upon such acquisition, construction or improvement will be, a Principal Property.

Section 4.03. Guarantees. The Company shall promptly, and in any event not later than thirty days, after the consummation of the FLIR Acquisition (to the extent the FLIR Notes are outstanding at such time), cause Teledyne FLIR, LLC to become a Guarantor of the Notes by executing and delivering to the Trustee a supplemental indenture substantially in the form attached hereto as Exhibit F, providing for the Guarantee of the payment of the Notes by Teledyne FLIR, LLC, and delivering to the Trustee documents of the types required by the Indenture, including an Officer’s Certificate and an Opinion of Counsel, stating that such supplemental indenture is authorized and permitted and all conditions precedent in the Indenture have been complied with. Such Guarantee shall be pari passu with such Guarantor’s obligations under the FLIR Notes. Such Guarantor shall be automatically and unconditionally released from such Guarantee and the obligations thereunder if (i) it ceases to be a Subsidiary of the Company as result of a transaction permitted under the Indenture, (ii) the FLIR Notes are redeemed or repaid in full or (iii) the FLIR Notes are assumed by the Company and such Guarantor is released from all its obligations thereunder. Notwithstanding the preceding provisions of this Section 4.03, any Guarantee shall provide by its terms that it shall be automatically and unconditionally released and discharged under the circumstances described under Section 7.05.

ARTICLE 5

EVENTS OF DEFAULT

Section 5.01. Events of Default.

Solely for the benefit of the Holders of the Notes, Section 5.01 of the Base Indenture is hereby deleted in its entirety and replaced with the following:

““Event of Default”, wherever used herein with respect to a series of the Notes, means any one of the following events (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body):

(a) a failure to pay interest upon any Note of such series that continues for a period of 30 days after payment is due;

(b) a failure to pay the principal or premium, if any, on any Note of such series when due upon maturity, redemption, acceleration or otherwise;

(c) a failure to comply with any of the Company’s or of any of the Guarantors’ other agreements contained in this Indenture (other than a covenant or warranty a default in whose performance or whose breach is elsewhere in this Section specifically dealt with), for a period of 90 days after written notice to the Company of such failure from the Trustee (or to the Company and the Trustee from the Holders of at least 25% of the principal amount of the Notes of such series then outstanding);

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(d) (i) a failure to make any payment at maturity, including any applicable grace period, of any indebtedness of the Company in an amount in excess of $100,000,000 aggregate principal amount and continuance of this failure to pay or (ii) a default on any of the Company’s indebtedness which default results in the acceleration of indebtedness in an aggregate principal amount in excess of $100,000,000 without such indebtedness having been discharged or the acceleration having been cured, waived, rescinded or annulled, within, in the case of clause (i) or (ii) above, 30 days after the Company receives written notice from the Trustee or the Trustee receives notice from the Holders of at least 25% in aggregate principal amount of the Notes of such series then outstanding; provided, however, that if the failure, default or acceleration referred to in clause (i) or (ii) above shall cease or be cured, waived, rescinded or annulled, then the Event of Default shall be deemed cured; or

(e) the Company pursuant to or within the meaning of any Bankruptcy Law:

(i) commences a voluntary insolvency proceeding;

(ii) consents to the entry of an order for relief against it in an involuntary insolvency proceeding or consents to its dissolution or winding-up;

(iii) consents to the appointment of a custodian of it or for any substantial part of its property; or

(iv) makes a general assignment for the benefit of its creditors; and

(f) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

(i) is for relief against the Company in an involuntary insolvency proceeding;

(ii) appoints a custodian of the Company or for any substantial part of its property;

(iii) orders the winding-up, liquidation or dissolution of the Company; or

(iv) orders the presentation of any plan or arrangement, compromise or reorganization of the Company;

and in each such case the order or decree remains unstayed and in effect for 90 days.”

Section 5.02. Acceleration of Maturity; Recession. Subject to Section 6.01 of the Base Indenture, in case an Event of Default shall occur and be continuing with respect to the Notes of a particular series, the Trustee shall be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders of the applicable Notes, unless such Holders shall have offered, and if requested, provided to the Trustee security or indemnity satisfactory to the Trustee in its sole discretion. Subject to Section 5.07 of the Base Indenture, the Holders of a majority in aggregate principal amount of the Notes of a particular series then outstanding will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to such Notes.

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ARTICLE 6

CONSOLIDATION, MERGERS, SALE OF ASSETS

Section 6.01. Consolidation, Merger and Sale of Assets. Solely for the benefit of the Holders of the Notes, Section 8.01 of the Base Indenture is hereby deleted in its entirety and replaced with the following:

“The Company shall not consolidate with or merge into any other Person or convey, sell, transfer or lease (as lessor) its properties and assets as, or substantially as, an entirety to any Person, unless:

(a) (i) in the case of a merger, the Company is the surviving Person, or (ii) the Person formed by such consolidation or into which the Company is merged or the Person which acquires by conveyance or transfer, or which leases, the properties and assets of the Company as, or substantially as, an entirety shall be a corporation, shall be organized and validly existing under the laws of the United States of America, any State thereof or the District of Columbia and shall expressly assume, by an indenture supplemental hereto, executed and delivered to the Trustee, in form reasonably satisfactory to the Trustee, the due and punctual payment of the principal of and any premium and interest on all the Securities and the performance or observance of every covenant of this Indenture on the part of the Company to be performed or observed;

(b) immediately after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall exist; and

(c) the Company has delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that such consolidation, merger, conveyance, transfer or lease and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture comply with this Article.

If, upon any such consolidation or merger, or upon any such conveyance, sale, transfer or lease, as provided above, any Principal Property of the Company or any capital stock or indebtedness of any Restricted Subsidiary, owned immediately prior to the transaction, would thereupon become subject to any mortgage, security interest, pledge or lien securing any indebtedness for borrowed money of, or guaranteed by, such other corporation (other than any mortgage, security interest, pledge or lien permitted as described in Section 4.01), the Company, prior to such consolidation, merger, lease, sale or transfer, will, by executing and delivering to the Trustee a supplemental indenture, secure the due and punctual payment of the principal of, and any premium and interest on, the Notes (together with, if the Company shall so determine, any other indebtedness of, or guaranteed by, the Company or any Restricted Subsidiary and then existing or thereafter created) equally and ratably with (or, at the Company’s option, prior to) the indebtedness secured by such mortgage, security interest, pledge or lien.”

ARTICLE 7

GUARANTEE

Section 7.01. Guarantee.

(a) Subject to this Article 7, each Guarantor, jointly and severally, and fully and unconditionally, guarantees to each Holder of a Note authenticated and delivered by the Trustee and to the Trustee and its successors and assigns, irrespective of the validity and enforceability of the Indenture, the Notes or the obligations of the Company hereunder or thereunder, that: (i) the principal of, premium, if any, and interest on the Notes shall be promptly paid in full when due, whether at maturity, by

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acceleration, redemption or otherwise, and interest on the overdue principal of, premium, if any, and interest on the Notes, if lawful (subject in all cases to any applicable grace period provided herein), and all other obligations of the Company to the Holders or the Trustee hereunder or thereunder, including any obligations to repurchase the Notes from the Holders, shall be promptly paid in full or performed, all in accordance with the terms hereof and thereof; and (ii) in case of any extension of time of payment or renewal of the Notes or any of such other obligations, the same shall be promptly paid in full when due or performed in accordance with the terms of the extension or renewal, whether at stated maturity, by acceleration or otherwise. Failing payment when due of any amount so guaranteed or any performance so guaranteed for whatever reason, each Guarantor shall be jointly and severally obligated to pay the same immediately. Each Guarantor agrees that this is a guarantee of payment and not a guarantee of collection.

(b) To the maximum extent permitted under applicable law, the obligations of any Guarantor hereunder shall be unconditional, irrespective of the validity, regularity or enforceability of the Notes or the Indenture, the absence of any action to enforce the same, any waiver or consent by any Holder of the Notes with respect to any provisions hereof or thereof, the recovery of any judgment against the Company, any action to enforce the same or any other circumstance which might otherwise constitute a legal or equitable discharge or defense of a Guarantor. Subject to Section 5.07 of the Base Indenture, each Guarantor shall waive diligence, presentment, demand of payment, filing of claims with a court in the event of insolvency or bankruptcy of the Company, any right to require a proceeding first against the Company, protest, notice and all demands whatsoever and covenants that this Guarantee shall not be discharged except by complete performance of the obligations contained in the Notes and the Indenture.

(c) If any Holder or the Trustee is required by any court or otherwise to return to the Company, any Guarantors or any custodian, trustee, liquidator or other similar official acting in relation to any of the Company or any Guarantors, any amount paid by any of them to the Trustee or such Holder, this Guarantee, to the extent theretofore discharged, shall be reinstated in full force and effect.

(d) No Guarantor shall be entitled to any right of subrogation in relation to the Holders in respect of any obligations guaranteed hereby until payment in full of all obligations guaranteed hereby. As between the Guarantors, on the one hand, and the Holders and the Trustee, on the other hand, (x) the maturity of the obligations guaranteed hereby may be accelerated as provided in Article 5 for the purposes of this Guarantee, notwithstanding any stay, injunction or other prohibition preventing such acceleration in respect of the obligations guaranteed hereby, and (y) in the event of any declaration of acceleration of such obligations as provided in Article 5, such obligations (whether or not due and payable) shall forthwith become due and payable by any Guarantors for the purpose of this Guarantee. Any Guarantor that makes a payment under its Guarantee shall have the right to seek contribution from any non-paying Guarantor, so long as the exercise of such right does not impair the rights of the Holders under the Guarantee.

Section 7.02. Limitation on Guarantor Liability.

The maximum aggregate amount guaranteed hereunder by any Guarantor shall not exceed the maximum amount that can be hereby guaranteed without rendering the Indenture, as it relates to such Guarantor, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally.

Section 7.03. Execution and Delivery of Guarantee.

(a) To evidence its Guarantee set forth in Section 7.01, each Guarantor agrees that a supplemental indenture substantially in the form attached hereto as Exhibit F shall be executed on behalf of such Guarantor by one of its Officers.

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(b) Each Guarantee set forth in Section 7.01 shall remain in full force and effect notwithstanding any failure to endorse on each Note a notation of such Guarantee.

(c) If an Officer whose signature is on any Guarantee no longer holds that office at the time the Trustee authenticates the Security on which any Guarantee is endorsed, the Guarantee shall be valid nevertheless.

(d) The delivery of any Security by the Trustee, after the authentication thereof hereunder, shall constitute due delivery of the Guarantee set forth in the Indenture on behalf of any Guarantor.

Section 7.04. Guarantors May Consolidate, etc., on Certain Terms.

(a) Except as set forth in Section 7.05, a Guarantor may not sell, lease, transfer, convey or otherwise dispose of all or substantially all of its properties or assets to, or consolidate with or merge with or into (whether or not such Guarantor is the surviving Person), another Person, other than the Company or another Guarantor, unless (1) immediately after giving effect to that transaction, no Default or Event of Default exists and (2) the Person acquiring the property or assets in any such sale, lease, transfer, conveyance or other disposition or the Person formed by or surviving any such consolidation or merger (if other than the Guarantor) is organized or existing under the laws of the United States, any state thereof or the District of Columbia and assumes all the obligations of that Guarantor under the Indenture and its Guarantee pursuant to a supplemental indenture satisfactory to the Trustee.

(b) In case of any such consolidation, merger, sale, lease, transfer, conveyance or other disposition governed by Section 7.04(a)(2), upon the assumption by the successor Person, by supplemental indenture, executed and delivered to the Trustee and satisfactory in form to the Trustee, of the Guarantee endorsed upon the Securities and the due and punctual performance of all of the covenants and conditions of the Indenture to be performed by a Guarantor, such successor Person shall succeed to and be substituted for a Guarantor with the same effect as if it had been named herein as a Guarantor. Such successor Person thereupon may cause to be signed any or all of the Guarantees to be endorsed upon all of the Notes issuable hereunder which theretofore shall not have been signed by the Company and delivered to the Trustee. All the Guarantees so issued shall in all respects have the same legal rank and benefit under the Indenture as the Guarantees theretofore and thereafter issued in accordance with the terms of the Indenture as though all of such Guarantees had been issued at the date of the execution hereof.

Section 7.05. Release of a Guarantor.

(a) Without prejudice to Section 4.03, any Guarantor shall be automatically released and relieved of any obligations under its Guarantee, (i) in connection with any sale or other disposition of all of the capital stock of such Guarantor, or all or substantially all of such Guarantor’s assets, to a Person that is not (either before or after giving effect to such transaction) the Company or a Domestic Subsidiary of the Company required to deliver a Guarantee under Section 4.03; (ii) upon Legal Defeasance or Covenant Defeasance (as defined below) as permitted under the Indenture; or (iii) upon release or discharge of all guarantees by such Guarantor of all other indebtedness of the Company, except a discharge or release by or as a result of payment under such guarantees of other indebtedness of the Company. Notwithstanding the foregoing, the Company shall not, directly or indirectly, sell or make any other disposition of all of the capital stock of any Guarantor or of all or substantially all of any Guarantor’s assets to a Person that is not a Domestic Subsidiary solely for the purpose of causing such Guarantor to be released from its Guarantee.

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(b) Upon delivery by the Company to the Trustee of an Officer’s Certificate to the effect that one of the foregoing requirements has been satisfied and the conditions to the release of a Guarantor under this Section 7.05 have been met, the Trustee shall execute any documents reasonably required in order to evidence the release of such Guarantor from its obligations under its Guarantee. Any Guarantor not released from its obligations under its Guarantee shall remain liable for the full amount of principal of, premium, if any, and interest on the Securities as provided in this Article 7.

ARTICLE 8

AMENDMENT AND WAIVER

Solely for the benefit of the Holders of the Notes, Section 9.02 of the Base Indenture is hereby deleted in its entirety and replaced with the following:

Section 8.01. “Section 9.02. Supplemental Indentures With Consent of Holders.

(a) The Company and the Trustee may enter into one or more supplemental indentures to add to, change or eliminate any of the provisions of this Indenture in respect of the Securities of a series with the consent of the Holders of a majority in aggregate principal amount of the then outstanding Securities of such series (including consents obtained in connection with a tender offer or exchange offer for such Securities). Any past default or compliance with any provisions of this Indenture with respect to Securities of a series may be waived (except a default in the payment of principal, premium or interest and except as provided in Section 9.02(b)) with the consent of the Holders of at least a majority in aggregate principal amount of the then outstanding Securities of such series.

(b) However, without the consent of each Holder of an outstanding Security of the affected series, no amendment may:

(i) change the due date of the principal of, or any installment of principal of or interest on any Security;

(ii) reduce the principal amount of, or any premium or interest rate on, any Security;

(iii) change the place or currency of payment of principal of, or any premium or interest on any Security;

(iv) impair the right to institute suit for the enforcement of any payment on or with respect to any Security; or

(v) reduce the percentage in principal amount of the then outstanding the Securities, the consent of whose holders is required for modification or amendment of this Indenture, for waiver of compliance with certain provisions of this Indenture or for waiver of certain defaults.

(c) The consent of the Holders of the Securities shall not be necessary to approve the particular form of any proposed amendment. It shall be sufficient if such consent approves the substance of the proposed amendment.

(d) After an amendment that requires the consent of the Holders of the affected Securities becomes effective, the Company shall mail (or send electronically) to each Holder of the affected Securities at such Holder’s address appearing in the register maintained by the Registrar pursuant to Section 3.05 a notice briefly describing such amendment. However, the failure to give such notice to all Holders of such Securities, or any defect therein, shall not impair or affect the validity of the amendment.

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(e) Upon the written request of the Company accompanied by a Board Resolution authorizing the execution of any such supplemental indenture, and upon the receipt by the Trustee of evidence reasonably satisfactory to the Trustee of the consent of the Holders as aforesaid and upon receipt by the Trustee of the documents described in Section 9.03, the Trustee shall join with the Company in the execution of such supplemental indenture unless such supplemental indenture affects the Trustee’s own rights, duties or immunities under this Indenture, in which case the Trustee may, but shall not be obligated to, enter into such supplemental indenture.”

ARTICLE 9

DEFEASANCE

Section 9.01. Defeasance. Subject to Section 13.04 of the Base Indenture, the Company may at any time elect to terminate its obligations with respect to the Notes (hereinafter, “Legal Defeasance”) except for obligations under Sections 3.05 and 3.06 of the Base Indenture and obligations under the TIA on a date the applicable conditions set forth in Section 13.04 of the Base Indenture are satisfied. If the Company exercises its Legal Defeasance option with respect to the Notes, payments of the Notes may not be accelerated because of an Event of Default with respect thereto. The Company may terminate its obligations with respect to the Notes under Sections 4.01, 4.02 and 4.03 of this First Supplemental Indenture and Section 7.04 of the Base Indenture on a date the applicable conditions set forth in Section 13.04 of the Base Indenture are satisfied (hereinafter, “Covenant Defeasance”) and thereafter, any failure to comply with any of Section 4.01, 4.02 or 4.03 of this First Supplemental Indenture or Section 7.04 of the Base Indenture will not constitute a Default or an Event of Default with respect to the Notes. The Company may exercise its Legal Defeasance option with respect to the Notes notwithstanding its prior exercise of its Covenant Defeasance option with respect to the Notes.

ARTICLE 10

MISCELLANEOUS

Section 10.01. Trust Indenture Act Controls. If any provision of this First Supplemental Indenture limits, qualifies or conflicts with another provision which is required to be included in this First Supplemental Indenture by the Trust Indenture Act, the required provision shall control. If any provision of this First Supplemental Indenture modifies or excludes any provision of the Trust Indenture Act which may be so modified or excluded, the latter provision shall be deemed to apply to this First Supplemental Indenture as so modified or to be excluded, as the case may be.

Section 10.02. New York Law to Govern. This First Supplemental Indenture and the Notes shall be governed by and construed in accordance with the laws of the State of New York.

Section 10.03. Counterparts. This First Supplemental Indenture may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument. The exchange of copies of this First Supplemental Indenture and of signature pages by facsimile or electronic transmissions (in “.pdf” or other format) shall constitute effective execution and delivery of this First Supplemental Indenture as to the parties hereto and may be used in lieu of the original First Supplemental Indenture for all purposes. Signatures of the parties hereto transmitted by facsimile or electronically (in “.pdf” or other format) shall be deemed to be their original signatures for all purposes. All notices, approvals, consents, requests and any communications hereunder must be in writing (provided that any such communication sent to Trustee hereunder must be in the form of a document that is signed manually or by way of a digital signature provided by DocuSign or other electronic signature provider that the Company plans to use (or such other digital signature provider as specified in writing to Trustee by the authorized representative), in English.

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The Company agrees to assume all risks arising out of the use of using digital signatures and electronic methods to submit communications to Trustee, including without limitation the risk of Trustee acting on unauthorized instructions, and the risk of interception and misuse by third parties.

Section 10.04. Severability. If any provision of this First Supplemental Indenture or the Notes shall be held to be illegal or unenforceable under applicable law, then the remaining provisions hereof shall be construed as though such invalid, illegal or unenforceable provision were not contained therein.

Section 10.05. Ratification. The Base Indenture, as supplemented and amended by this First Supplemental Indenture, is in all respects ratified and confirmed. The Indenture shall be read, taken and construed as one and the same instrument. All provisions included in this First Supplemental Indenture supersede any conflicting provisions included in the Base Indenture unless not permitted by law. The Trustee accepts the trusts created by the Indenture, and agrees to perform the same upon the terms and conditions of the Indenture.

Section 10.06. Effectiveness. The provisions of this First Supplemental Indenture shall become effective as of the date hereof.

Section 10.07. Trustee Makes No Representation. The recitals contained herein are made by the Company and not by the Trustee, and the Trustee assumes no responsibility for the correctness thereof. The Trustee makes no representation as to the validity or sufficiency of this First Supplemental Indenture. All rights, protections, privileges, indemnities and benefits granted or afforded to the Trustee under the Indenture shall be deemed incorporated herein by this reference and shall be deemed applicable to all actions taken, suffered or omitted by the Trustee in each of its capacities hereunder, and each agent, custodian and other Person employed to act under this First Supplemental Indenture.

[Remainder of page intentionally left blank.]

22

IN WITNESS WHEREOF, the parties hereto have caused this First Supplemental Indenture to be duly executed as of the date first above written.

TELEDYNE TECHNOLOGIES INCORPORATED

By:	/s/ Stephen F. Blackwood
Name: Stephen F. Blackwood
Title: Senior Vice President and Treasurer

U.S. BANK NATIONAL ASSOCIATION, as Trustee

By:	/s/ Bradley E. Scarbrough
Name: Bradley E. Scarbrough
Title: Vice President

[Signature Page to First Supplemental Indenture]

EXHIBIT A

FORM OF 0.650% NOTE DUE 2023

THIS NOTE IS A GLOBAL SECURITY WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITARY OR A NOMINEE THEREOF. THIS NOTE MAY NOT BE EXCHANGED IN WHOLE OR IN PART FOR A NOTE REGISTERED, AND NO TRANSFER OF THIS SECURITY IN WHOLE OR IN PART MAY BE REGISTERED, IN THE NAME OF ANY PERSON OTHER THAN SUCH DEPOSITARY OR A NOMINEE THEREOF, EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE.

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY TO THE ISSUER OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO., OR SUCH OTHER NAME AS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY AND ANY PAYMENT HEREON IS MADE TO CEDE & CO., ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

CUSIP No.: 879360 AA3

ISIN No.: US879360AA33

TELEDYNE TECHNOLOGIES INCORPORATED

No. [●]	$[●]

0.650% NOTE DUE 2023

TELEDYNE TECHNOLOGIES INCORPORATED, a Delaware corporation, as issuer (the “Company”), for value received, promises to pay to CEDE & CO. or registered assigns the principal sum of $[●] on April 1, 2023.

Interest Payment Dates: April 1 and October 1 of each year, commencing October 1, 2021.

Record Dates: March 15 and September 15 of each year.

Reference is made to the further provisions of this Note contained herein, which will for all purposes have the same effect as if set forth at this place.

IN WITNESS WHEREOF, the Company has caused this Note to be signed manually or by facsimile by one of its duly authorized officers.

Dated: [●], 2021	TELEDYNE TECHNOLOGIES INCORPORATED

By:
Name:
Title:

Certificate of Authentication

This is one of the 0.650% Notes due 2023 referred to in the within-mentioned Indenture.

U.S. BANK NATIONAL ASSOCIATION, as Trustee

By:
Name:
Title:

Dated: [●], 2021

TELEDYNE TECHNOLOGIES INCORPORATED

0.650% NOTE DUE 2023

1. Interest. Teledyne Technologies Incorporated, a Delaware corporation, as issuer (the “Company”), promises to pay, until the principal hereof is paid or made available for payment, interest on the principal amount set forth on the face hereof at a rate of 0.650% per annum. Interest hereon will accrue from and including the most recent date to which interest has been paid or, if no interest has been paid, from and including March 22, 2021 to, but excluding, the date on which interest is paid. Interest shall be payable in arrears on April 1 and October 1 of each year, commencing October 1, 2021. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. The Company shall pay interest on overdue principal and on overdue interest (to the full extent permitted by law) at the rate borne by the Notes.

2. Method of Payment. The Company will pay interest hereon (except defaulted interest) to the Persons who are registered Holders at the close of business on the March 15 and September 15 immediately preceding the interest payment date (whether or not a Business Day). Holders do not have to surrender Notes to a Paying Agent to collect principal payments. The Company will pay to the Paying Agent principal and interest in money of the United States of America that at the time of payment is legal tender for payment of public and private debts. If a Holder has given wire transfer instructions to the Company, the Company will pay, or cause to be paid by the Paying Agent, all principal (and premium, if any) and interest on that Holder’s Notes in accordance with those instructions. All other payments on the Notes will be made at the office or agency of the Paying Agent and Registrar unless the Company elects to make interest payments by check mailed to the Holders at their address set forth in the register of Holders.

3. Paying Agent and Registrar. Initially, U.S. Bank National Association (the “Trustee”) will act as a Paying Agent and Security Registrar. The Company may change any Paying Agent or Security Registrar without notice to the Holders. The Company or any of its Subsidiaries may act as Paying Agent or Security Registrar.

4. Indenture. This Note is one of the series designated on the face hereof. This Note is one of a duly authorized issue of securities of the Company issued and to be issued in one or more series under an Indenture, dated as of March 22, 2021 (the “Base Indenture”), between the Company and the Trustee, as supplemented by the First Supplemental Indenture, dated as of March 22, 2021 (the “Supplemental Indenture” and, together with the Base Indenture, as supplemented by the Supplemental Indenture, the “Indenture”). This is one of an issue of Notes of the Company issued, or to be issued, under the Indenture. The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939 (15 U.S. Code §§ 77aaa-77bbbb), as amended from time to time (the “Trust Indenture Act”). The Notes are subject to all such terms, and Holders are referred to the Indenture and the Trust Indenture Act for a statement of them. Capitalized and certain other terms used herein and not otherwise defined have the meanings set forth in the Indenture.

5. Optional Redemption; Special Mandatory Redemption. The Notes of this series are subject to redemption at any time or from time to time, prior to April 1, 2023, in whole or in part, at the Company’s option at a Redemption Price equal to the greater of (i) 100% of the principal amount of the Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed that would be due at maturity of such Notes (exclusive of interest accrued to the Redemption Date) discounted to the Redemption Date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Rate plus 10 basis points, plus accrued and unpaid interest thereon to, but excluding, the Redemption Date. The Company may provide in such notice that payment of such price and performance of the Company’s obligations with respect to such redemption or purchase may be performed by another Person. Any such notice may, at the Company’s discretion, be subject to the satisfaction of one or more conditions precedent. In addition, the Notes may be subject to special mandatory redemption as further described in the First Supplemental Indenture.

Any notice to holders of Notes of a redemption pursuant to this paragraph 5 will include the appropriate calculation of the Redemption Price, but does not need to include the Redemption Price itself. The actual Redemption Price, calculated as described above, will be set forth in an Officer’s Certificate of the Company delivered to the Trustee no later than two Business Days prior to the Redemption Date.

6. Redemption Procedures. The Company will select Notes called for redemption in part pursuant to paragraph 5 on a pro rata basis or on as nearly a pro rata basis as is practicable (subject to procedures of the Depositary); provided that Notes in principal amount of $2,000 or less shall be redeemed in whole and not in part. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note, or in the case of Notes represented by a Global Security, the outstanding principal amount of such Global Security will be reduced by book-entry. Notes called for redemption pursuant to paragraph 5 become due on the Redemption Date. On and after the Redemption Date, interest stops accruing on Notes or portions of them called for redemption (unless there is a default in the payment thereof).

7. Notice of Redemption. Notices of redemption pursuant to paragraph 5 shall be mailed by first class mail (or sent electronically) at least 10 but not more than 60 days before the Redemption Date to each Holder of Notes to be redeemed at its registered address with a copy to the Trustee. If any Note is to be redeemed in part only, the notice of redemption that relates to such Note shall state the portion of the principal amount thereof to be redeemed.

8. Change of Control. Upon the occurrence of a Change of Control Triggering Event, unless all Notes have been called for redemption pursuant to paragraph 5, each Holder of Notes of this series shall have the right to require the Company to repurchase all or any part (equal to $2,000 or an integral multiple of $1,000 in excess thereof) of such Notes at an offer price in cash equal to the Change of Control Payment. The Change of Control Offer will be made in accordance with the terms specified in the Indenture.

9. Denominations, Transfer, Exchange. The Notes are in registered form without coupons in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. A Holder may transfer or exchange Notes in accordance with the Indenture. The Registrar may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and to pay to it any taxes and fees required by law or permitted by the Indenture.

10. Persons Deemed Owners. The registered Holder of this Note may be treated as the owner of this Note for all purposes.

11. Unclaimed Money. If money for the payment of principal or interest remains unclaimed for two years, the Trustee or Paying Agent will pay the money back to the Company at its written request. After that, Holders entitled to the money must look to the Company for payment as general creditors unless an “abandoned property” law designates another Person.

12. Amendment, Waiver, Etc. The Company and the Trustee (if a party thereto) may, without the consent of the Holders of any outstanding Notes, amend or waive the Indenture or the Notes for certain specified purposes, including, among other things, curing ambiguities, defects or inconsistencies, maintaining the qualification of the Indenture under the Trust Indenture Act, providing for the assumption by a successor to the Company of its obligations under the Indenture and making any change that does not adversely affect the rights of any Holder in any material respect. Other amendments of the Indenture or the Notes may be made by the Company and the Trustee with the consent of the Holders of not less than a majority of the aggregate principal amount of the outstanding Notes, subject to certain exceptions requiring the consent of the Holders of the particular Notes to be affected.

13. Successor Corporation. When a successor corporation assumes all the obligations of its predecessor under the Notes and the Indenture and the transaction complies with the terms of Article 6 of the Supplemental Indenture, the predecessor corporation will, except as provided in Article 6 of the Supplemental Indenture, be released from those obligations.

14. Defaults and Remedies. Events of Default are set forth in the Supplemental Indenture. Subject to certain limitations in the Indenture, if an Event of Default (other than an Event of Default specified in Sections 5.01(e) and 5.01(f) of the Supplemental Indenture) occurs and is continuing, then, and in each and every such case, either the Trustee, by notice in writing to the Company, or the Holders of not less than 25% of the principal amount of the Notes then outstanding, by notice in writing to the Company and the Trustee, may, and the Trustee at the request of such Holders shall, declare due and payable, if not already due and payable, the principal of and any accrued and unpaid interest on all of the Notes; and upon any such declaration all such amounts upon such Notes shall become and be immediately due and payable, anything in the Indenture or in the Notes to the contrary notwithstanding. If an Event of Default specified in Sections 5.01(e) and 5.01(f) of the Supplemental Indenture occurs, then the principal of and any accrued and unpaid interest on all of the Notes shall immediately become due and payable without any declaration or other act on the part of the Trustee or any Holder. Holders may not enforce the Indenture or the Notes except as provided in the Indenture. The Trustee may require security or indemnity satisfactory to it in its sole discretion before it enforces the Indenture or the Notes. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power, provided, that the Trustee will be entitled to refuse to follow any such direction that conflicts with law or the Indenture or that the Trustee determines in good faith is unduly prejudicial to the rights of other Holders or could, in reasonable likelihood, impose personal liability upon the Trustee, unless the Trustee is offered, and if requested, provided indemnity satisfactory to it. The Trustee may withhold from Holders notice of any continuing default (except a default in payment of principal, premium, if any, or interest on the Notes) if it determines that withholding notice is in their best interests.

15. Trustee Dealings with Company. Subject to certain limitations imposed by the Trust Indenture Act, the Trustee, in its individual or any other capacity, may make loans to, accept deposits from, perform services for or otherwise deal with the Company or any Affiliate thereof, with the same rights it would have as if it were not Trustee.

16. No Recourse Against Others. No past, present or future director, officer, employee, incorporator, agent, member or stockholder or Affiliate of the Company, as such, shall have any liability for any obligations of the Company under the Notes, the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of Notes by accepting a Note waives and releases all such liabilities. The waiver and release are part of the consideration for issuance of the Notes.

17. Discharge; Defeasance. The Company’s obligations pursuant to the Indenture will be discharged, except for obligations pursuant to certain sections thereof, subject to the terms of the Indenture, upon the payment of all the Notes or upon the irrevocable deposit with the Trustee of United States dollars or Government Obligations sufficient to pay when due principal of and interest on the Notes to maturity or redemption.

The Indenture contains provisions for defeasance at any time of (a) the entire indebtedness of the Company on this Note and (b) certain restrictive covenants and the related Events of Default, upon compliance by the Company with certain conditions set forth therein, which provisions apply to this Note.

18. Guarantee. As more fully set forth in the First Supplemental Indenture, the Company’s obligations under the Notes shall be guaranteed, under certain circumstances, by certain Domestic Subsidiaries of the Company that execute a supplemental indenture in accordance with the Supplemental Indenture.

19. Authentication. This Note shall not be valid until the Trustee signs the certificate of authentication on the other side of this Security.

20. Governing Law. THIS NOTE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.

21. Abbreviations. Customary abbreviations may be used in the name of a Holder or an assignee, such as: TEN COM (= tenants in common), TENANT (= tenants by the entireties), JT TEN (= joint tenants with right of survivorship and not as tenants in common), CUST (= Custodian), and U/G/M/A (= Uniform Gifts to Minors Act).

The Company will furnish to any Holder upon written request and without charge a copy of the Indenture. Requests may be made to:

Teledyne Technologies Incorporated

1049 Camino Dos Rios

Thousand Oaks, California 91360

Attn: General Counsel

Tel: (805)-373-4545

ASSIGNMENT

I or we assign and transfer this Note to:

(Insert assignee’s social security or tax I.D. number)

(Print or type name, address and zip code of assignee)

and irrevocably appoint:

Agent to transfer this Note on the books of the Company. The Agent may substitute another to act for him.

Date:
Your
Signature:
Sign exactly as your name appears on the other side of this Note

Signature
Guarantee:

SIGNATURE GUARANTEE

Signatures must be guaranteed by an “eligible guarantor institution” meeting the requirements of the Registrar, which requirements include membership or participation in the Security Transfer Agent Medallion Program (“STAMP”) or such other “signature guarantee program” as may be determined by the Registrar in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

EXHIBIT B

FORM OF 0.950% NOTE DUE 2024

THIS NOTE IS A GLOBAL SECURITY WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITARY OR A NOMINEE THEREOF. THIS NOTE MAY NOT BE EXCHANGED IN WHOLE OR IN PART FOR A NOTE REGISTERED, AND NO TRANSFER OF THIS SECURITY IN WHOLE OR IN PART MAY BE REGISTERED, IN THE NAME OF ANY PERSON OTHER THAN SUCH DEPOSITARY OR A NOMINEE THEREOF, EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE.

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY TO THE ISSUER OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO., OR SUCH OTHER NAME AS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY AND ANY PAYMENT HEREON IS MADE TO CEDE & CO., ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

CUSIP No.: 879360 AB1

ISIN No.: US879360AB16

TELEDYNE TECHNOLOGIES INCORPORATED

No. [●]	$[●]

0.950% NOTE DUE 2024

TELEDYNE TECHNOLOGIES INCORPORATED, a Delaware corporation, as issuer (the “Company”), for value received, promises to pay to CEDE & CO. or registered assigns the principal sum of $[●] on April 1, 2024.

Interest Payment Dates: April 1 and October 1 of each year, commencing October 1, 2021.

Record Dates: March 15 and September 15 of each year.

Reference is made to the further provisions of this Note contained herein, which will for all purposes have the same effect as if set forth at this place.

IN WITNESS WHEREOF, the Company has caused this Note to be signed manually or by facsimile by one of its duly authorized officers.

Dated: [●], 2021	TELEDYNE TECHNOLOGIES INCORPORATED

By:
Name:
Title:

Certificate of Authentication

This is one of the 0.950% Notes due 2024 referred to in the within-mentioned Indenture.

U.S. BANK NATIONAL ASSOCIATION, as Trustee

By:
Name:
Title:

Dated: [●], 2021

TELEDYNE TECHNOLOGIES INCORPORATED

0.950% NOTE DUE 2024

1. Interest. Teledyne Technologies Incorporated, a Delaware corporation, as issuer (the “Company”), promises to pay, until the principal hereof is paid or made available for payment, interest on the principal amount set forth on the face hereof at a rate of 0.950% per annum. Interest hereon will accrue from and including the most recent date to which interest has been paid or, if no interest has been paid, from and including March 22, 2021 to, but excluding, the date on which interest is paid. Interest shall be payable in arrears on April 1 and October 1 of each year, commencing October 1, 2021. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. The Company shall pay interest on overdue principal and on overdue interest (to the full extent permitted by law) at the rate borne by the Notes.

2. Method of Payment. The Company will pay interest hereon (except defaulted interest) to the Persons who are registered Holders at the close of business on the March 15 and September 15 immediately preceding the interest payment date (whether or not a Business Day). Holders do not have to surrender Notes to a Paying Agent to collect principal payments. The Company will pay to the Paying Agent principal and interest in money of the United States of America that at the time of payment is legal tender for payment of public and private debts. If a Holder has given wire transfer instructions to the Company, the Company will pay, or cause to be paid by the Paying Agent, all principal (and premium, if any) and interest on that Holder’s Notes in accordance with those instructions. All other payments on the Notes will be made at the office or agency of the Paying Agent and Registrar unless the Company elects to make interest payments by check mailed to the Holders at their address set forth in the register of Holders.

3. Paying Agent and Registrar. Initially, U.S. Bank National Association (the “Trustee”) will act as a Paying Agent and Security Registrar. The Company may change any Paying Agent or Security Registrar without notice to the Holders. The Company or any of its Subsidiaries may act as Paying Agent or Security Registrar.

4. Indenture. This Note is one of the series designated on the face hereof. This Note is one of a duly authorized issue of securities of the Company issued and to be issued in one or more series under an Indenture, dated as of March 22, 2021 (the “Base Indenture”), between the Company and the Trustee, as supplemented by the First Supplemental Indenture, dated as of March 22, 2021 (the “Supplemental Indenture” and, together with the Base Indenture, as supplemented by the Supplemental Indenture, the “Indenture”). This is one of an issue of Notes of the Company issued, or to be issued, under the Indenture. The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939 (15 U.S. Code §§ 77aaa-77bbbb), as amended from time to time (the “Trust Indenture Act”). The Notes are subject to all such terms, and Holders are referred to the Indenture and the Trust Indenture Act for a statement of them. Capitalized and certain other terms used herein and not otherwise defined have the meanings set forth in the Indenture.

5. Optional Redemption; Special Mandatory Redemption. The Notes of this series are subject to redemption at any time or from time to time, prior to April 1, 2022, in whole or in part, at the Company’s option at a Redemption Price equal to the greater of (i) 100% of the principal amount of the Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed that would be due at maturity of such Notes (exclusive of interest accrued to the Redemption Date) discounted to the Redemption Date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Rate plus 10 basis points, plus accrued and unpaid interest thereon to, but excluding, the Redemption Date. In addition, the Notes are subject to redemption at any time or from time to time, in whole or in part, at the Company’s option, from and after April 1, 2022, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest, if any, on such

Notes to, but excluding, the Redemption Date. The Company may provide in such notice that payment of such price and performance of the Company’s obligations with respect to such redemption or purchase may be performed by another Person. Any such notice may, at the Company’s discretion, be subject to the satisfaction of one or more conditions precedent. In addition, the Notes may be subject to special mandatory redemption as further described in the First Supplemental Indenture.

Any notice to holders of Notes of a redemption pursuant to this paragraph 5 will include the appropriate calculation of the Redemption Price, but does not need to include the Redemption Price itself. The actual Redemption Price, calculated as described above, will be set forth in an Officer’s Certificate of the Company delivered to the Trustee no later than two Business Days prior to the Redemption Date.

6. Redemption Procedures. The Company will select Notes called for redemption in part pursuant to paragraph 5 on a pro rata basis or on as nearly a pro rata basis as is practicable (subject to procedures of the Depositary); provided that Notes in principal amount of $2,000 or less shall be redeemed in whole and not in part. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note, or in the case of Notes represented by a Global Security, the outstanding principal amount of such Global Security will be reduced by book-entry. Notes called for redemption pursuant to paragraph 5 become due on the Redemption Date. On and after the Redemption Date, interest stops accruing on Notes or portions of them called for redemption (unless there is a default in the payment thereof).

7. Notice of Redemption. Notices of redemption pursuant to paragraph 5 shall be mailed by first class mail (or sent electronically) at least 10 but not more than 60 days before the Redemption Date to each Holder of Notes to be redeemed at its registered address with a copy to the Trustee. If any Note is to be redeemed in part only, the notice of redemption that relates to such Note shall state the portion of the principal amount thereof to be redeemed.

8. Change of Control. Upon the occurrence of a Change of Control Triggering Event, unless all Notes have been called for redemption pursuant to paragraph 5, each Holder of Notes of this series shall have the right to require the Company to repurchase all or any part (equal to $2,000 or an integral multiple of $1,000 in excess thereof) of such Notes at an offer price in cash equal to the Change of Control Payment. The Change of Control Offer will be made in accordance with the terms specified in the Indenture.

9. Denominations, Transfer, Exchange. The Notes are in registered form without coupons in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. A Holder may transfer or exchange Notes in accordance with the Indenture. The Registrar may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and to pay to it any taxes and fees required by law or permitted by the Indenture.

10. Persons Deemed Owners. The registered Holder of this Note may be treated as the owner of this Note for all purposes.

11. Unclaimed Money. If money for the payment of principal or interest remains unclaimed for two years, the Trustee or Paying Agent will pay the money back to the Company at its written request. After that, Holders entitled to the money must look to the Company for payment as general creditors unless an “abandoned property” law designates another Person.

12. Amendment, Waiver, Etc. The Company and the Trustee (if a party thereto) may, without the consent of the Holders of any outstanding Notes, amend or waive the Indenture or the Notes for certain specified purposes, including, among other things, curing ambiguities, defects or inconsistencies, maintaining the qualification of the Indenture under the Trust Indenture Act, providing for the assumption by a successor to the

Company of its obligations under the Indenture and making any change that does not adversely affect the rights of any Holder in any material respect. Other amendments of the Indenture or the Notes may be made by the Company and the Trustee with the consent of the Holders of not less than a majority of the aggregate principal amount of the outstanding Notes, subject to certain exceptions requiring the consent of the Holders of the particular Notes to be affected.

13. Successor Corporation. When a successor corporation assumes all the obligations of its predecessor under the Notes and the Indenture and the transaction complies with the terms of Article 6 of the Supplemental Indenture, the predecessor corporation will, except as provided in Article 6 of the Supplemental Indenture, be released from those obligations.

14. Defaults and Remedies. Events of Default are set forth in the Supplemental Indenture. Subject to certain limitations in the Indenture, if an Event of Default (other than an Event of Default specified in Sections 5.01(e) and 5.01(f) of the Supplemental Indenture) occurs and is continuing, then, and in each and every such case, either the Trustee, by notice in writing to the Company, or the Holders of not less than 25% of the principal amount of the Notes then outstanding, by notice in writing to the Company and the Trustee, may, and the Trustee at the request of such Holders shall, declare due and payable, if not already due and payable, the principal of and any accrued and unpaid interest on all of the Notes; and upon any such declaration all such amounts upon such Notes shall become and be immediately due and payable, anything in the Indenture or in the Notes to the contrary notwithstanding. If an Event of Default specified in Sections 5.01(e) and 5.01(f) of the Supplemental Indenture occurs, then the principal of and any accrued and unpaid interest on all of the Notes shall immediately become due and payable without any declaration or other act on the part of the Trustee or any Holder. Holders may not enforce the Indenture or the Notes except as provided in the Indenture. The Trustee may require security or indemnity satisfactory to it in its sole discretion before it enforces the Indenture or the Notes. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power, provided, that the Trustee will be entitled to refuse to follow any such direction that conflicts with law or the Indenture or that the Trustee determines in good faith is unduly prejudicial to the rights of other Holders or could, in reasonable likelihood, impose personal liability upon the Trustee, unless the Trustee is offered, and if requested, provided indemnity satisfactory to it. The Trustee may withhold from Holders notice of any continuing default (except a default in payment of principal, premium, if any, or interest on the Notes) if it determines that withholding notice is in their best interests.

15. Trustee Dealings with Company. Subject to certain limitations imposed by the Trust Indenture Act, the Trustee, in its individual or any other capacity, may make loans to, accept deposits from, perform services for or otherwise deal with the Company or any Affiliate thereof, with the same rights it would have as if it were not Trustee.

16. No Recourse Against Others. No past, present or future director, officer, employee, incorporator, agent, member or stockholder or Affiliate of the Company, as such, shall have any liability for any obligations of the Company under the Notes, the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of Notes by accepting a Note waives and releases all such liabilities. The waiver and release are part of the consideration for issuance of the Notes.

17. Discharge; Defeasance. The Company’s obligations pursuant to the Indenture will be discharged, except for obligations pursuant to certain sections thereof, subject to the terms of the Indenture, upon the payment of all the Notes or upon the irrevocable deposit with the Trustee of United States dollars or Government Obligations sufficient to pay when due principal of and interest on the Notes to maturity or redemption.

The Indenture contains provisions for defeasance at any time of (a) the entire indebtedness of the Company on this Note and (b) certain restrictive covenants and the related Events of Default, upon compliance by the Company with certain conditions set forth therein, which provisions apply to this Note.

18. Guarantee. As more fully set forth in the First Supplemental Indenture, the Company’s obligations under the Notes shall be guaranteed, under certain circumstances, by certain Domestic Subsidiaries of the Company that execute a supplemental indenture in accordance with the Supplemental Indenture.

19. Authentication. This Note shall not be valid until the Trustee signs the certificate of authentication on the other side of this Security.

20. Governing Law. THIS NOTE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.

21. Abbreviations. Customary abbreviations may be used in the name of a Holder or an assignee, such as: TEN COM (= tenants in common), TENANT (= tenants by the entireties), JT TEN (= joint tenants with right of survivorship and not as tenants in common), CUST (= Custodian), and U/G/M/A (= Uniform Gifts to Minors Act).

The Company will furnish to any Holder upon written request and without charge a copy of the Indenture. Requests may be made to:

Teledyne Technologies Incorporated

1049 Camino Dos Rios

Thousand Oaks, California 91360

Attn: General Counsel

Tel: (805)-373-4545

ASSIGNMENT

I or we assign and transfer this Note to:

(Insert assignee’s social security or tax I.D. number)

(Print or type name, address and zip code of assignee)

and irrevocably appoint:

Agent to transfer this Note on the books of the Company. The Agent may substitute another to act for him.

Date:
Your
Signature:
Sign exactly as your name appears on the other side of this Note

Signature
Guarantee:

SIGNATURE GUARANTEE

Signatures must be guaranteed by an “eligible guarantor institution” meeting the requirements of the Registrar, which requirements include membership or participation in the Security Transfer Agent Medallion Program (“STAMP”) or such other “signature guarantee program” as may be determined by the Registrar in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

EXHIBIT C

FORM OF 1.600% NOTE DUE 2026

THIS NOTE IS A GLOBAL SECURITY WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITARY OR A NOMINEE THEREOF. THIS NOTE MAY NOT BE EXCHANGED IN WHOLE OR IN PART FOR A NOTE REGISTERED, AND NO TRANSFER OF THIS SECURITY IN WHOLE OR IN PART MAY BE REGISTERED, IN THE NAME OF ANY PERSON OTHER THAN SUCH DEPOSITARY OR A NOMINEE THEREOF, EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE.

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY TO THE ISSUER OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO., OR SUCH OTHER NAME AS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY AND ANY PAYMENT HEREON IS MADE TO CEDE & CO., ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

CUSIP No.: 879360 AC9

ISIN No.: US879360AC98

TELEDYNE TECHNOLOGIES INCORPORATED
No. [●]	$[●]

1.600% NOTE DUE 2026

TELEDYNE TECHNOLOGIES INCORPORATED, a Delaware corporation, as issuer (the “Company”), for value received, promises to pay to CEDE & CO. or registered assigns the principal sum of $[●] on April 1, 2026.

Interest Payment Dates: April 1 and October 1 of each year, commencing October 1, 2021.

Record Dates: March 15 and September 15 of each year.

Reference is made to the further provisions of this Note contained herein, which will for all purposes have the same effect as if set forth at this place.

IN WITNESS WHEREOF, the Company has caused this Note to be signed manually or by facsimile by one of its duly authorized officers.

Dated: [●], 2021	TELEDYNE TECHNOLOGIES INCORPORATED

By:
Name:
Title:

Certificate of Authentication

This is one of the 1.600% Notes due 2026 referred to in the within-mentioned Indenture.

U.S. BANK NATIONAL ASSOCIATION, as Trustee

By:
Name:
Title:

Dated: [●], 2021

TELEDYNE TECHNOLOGIES INCORPORATED

1.600% NOTE DUE 2026

1. Interest. Teledyne Technologies Incorporated, a Delaware corporation, as issuer (the “Company”), promises to pay, until the principal hereof is paid or made available for payment, interest on the principal amount set forth on the face hereof at a rate of 1.600% per annum. Interest hereon will accrue from and including the most recent date to which interest has been paid or, if no interest has been paid, from and including March 22, 2021 to, but excluding, the date on which interest is paid. Interest shall be payable in arrears on April 1 and October 1 of each year, commencing October 1, 2021. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. The Company shall pay interest on overdue principal and on overdue interest (to the full extent permitted by law) at the rate borne by the Notes.

2. Method of Payment. The Company will pay interest hereon (except defaulted interest) to the Persons who are registered Holders at the close of business on the March 15 and September 15 immediately preceding the interest payment date (whether or not a Business Day). Holders do not have to surrender Notes to a Paying Agent to collect principal payments. The Company will pay to the Paying Agent principal and interest in money of the United States of America that at the time of payment is legal tender for payment of public and private debts. If a Holder has given wire transfer instructions to the Company, the Company will pay, or cause to be paid by the Paying Agent, all principal (and premium, if any) and interest on that Holder’s Notes in accordance with those instructions. All other payments on the Notes will be made at the office or agency of the Paying Agent and Registrar unless the Company elects to make interest payments by check mailed to the Holders at their address set forth in the register of Holders.

3. Paying Agent and Registrar. Initially, U.S. Bank National Association (the “Trustee”) will act as a Paying Agent and Security Registrar. The Company may change any Paying Agent or Security Registrar without notice to the Holders. The Company or any of its Subsidiaries may act as Paying Agent or Security Registrar.

4. Indenture. This Note is one of the series designated on the face hereof. This Note is one of a duly authorized issue of securities of the Company issued and to be issued in one or more series under an Indenture, dated as of March 22, 2021 (the “Base Indenture”), between the Company and the Trustee, as supplemented by the First Supplemental Indenture, dated as of March 22, 2021 (the “Supplemental Indenture” and, together with the Base Indenture, as supplemented by the Supplemental Indenture, the “Indenture”). This is one of an issue of Notes of the Company issued, or to be issued, under the Indenture. The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939 (15 U.S. Code §§ 77aaa-77bbbb), as amended from time to time (the “Trust Indenture Act”). The Notes are subject to all such terms, and Holders are referred to the Indenture and the Trust Indenture Act for a statement of them. Capitalized and certain other terms used herein and not otherwise defined have the meanings set forth in the Indenture.

5. Optional Redemption; Special Mandatory Redemption. The Notes of this series are subject to redemption at any time or from time to time, prior to March 1, 2026, in whole or in part, at the Company’s option at a Redemption Price equal to the greater of (i) 100% of the principal amount of the Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed that would be due at maturity of such Notes (exclusive of interest accrued to the Redemption Date) discounted to the Redemption Date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Rate plus 15 basis points, plus accrued and unpaid interest thereon to, but excluding, the Redemption Date. In addition, the Notes are subject to redemption at any time or from time to time, in whole or in part, at the Company’s option, from and after March 1, 2026, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest, if any, on such Notes to, but excluding, the Redemption Date. The Company may provide in such notice that payment of such price and performance of the Company’s obligations with respect to such redemption or purchase may be performed by another Person. Any such notice may, at the Company’s discretion, be subject to the satisfaction of one or more conditions precedent. In addition, the Notes may be subject to special mandatory redemption as further described in the First Supplemental Indenture.

Any notice to holders of Notes of a redemption pursuant to this paragraph 5 will include the appropriate calculation of the Redemption Price, but does not need to include the Redemption Price itself. The actual Redemption Price, calculated as described above, will be set forth in an Officer’s Certificate of the Company delivered to the Trustee no later than two Business Days prior to the Redemption Date.

6. Redemption Procedures. The Company will select Notes called for redemption in part pursuant to paragraph 5 on a pro rata basis or on as nearly a pro rata basis as is practicable (subject to procedures of the Depositary); provided that Notes in principal amount of $2,000 or less shall be redeemed in whole and not in part. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note, or in the case of Notes represented by a Global Security, the outstanding principal amount of such Global Security will be reduced by book-entry. Notes called for redemption pursuant to paragraph 5 become due on the Redemption Date. On and after the Redemption Date, interest stops accruing on Notes or portions of them called for redemption (unless there is a default in the payment thereof).

7. Notice of Redemption. Notices of redemption pursuant to paragraph 5 shall be mailed by first class mail (or sent electronically) at least 10 but not more than 60 days before the Redemption Date to each Holder of Notes to be redeemed at its registered address with a copy to the Trustee. If any Note is to be redeemed in part only, the notice of redemption that relates to such Note shall state the portion of the principal amount thereof to be redeemed.

8. Change of Control. Upon the occurrence of a Change of Control Triggering Event, unless all Notes have been called for redemption pursuant to paragraph 5, each Holder of Notes of this series shall have the right to require the Company to repurchase all or any part (equal to $2,000 or an integral multiple of $1,000 in excess thereof) of such Notes at an offer price in cash equal to the Change of Control Payment. The Change of Control Offer will be made in accordance with the terms specified in the Indenture.

9. Denominations, Transfer, Exchange. The Notes are in registered form without coupons in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. A Holder may transfer or exchange Notes in accordance with the Indenture. The Registrar may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and to pay to it any taxes and fees required by law or permitted by the Indenture.

10. Persons Deemed Owners. The registered Holder of this Note may be treated as the owner of this Note for all purposes.

11. Unclaimed Money. If money for the payment of principal or interest remains unclaimed for two years, the Trustee or Paying Agent will pay the money back to the Company at its written request. After that, Holders entitled to the money must look to the Company for payment as general creditors unless an “abandoned property” law designates another Person.

12. Amendment, Waiver, Etc. The Company and the Trustee (if a party thereto) may, without the consent of the Holders of any outstanding Notes, amend or waive the Indenture or the Notes for certain specified purposes, including, among other things, curing ambiguities, defects or inconsistencies, maintaining the qualification of the Indenture under the Trust Indenture Act, providing for the assumption by a successor to the

Company of its obligations under the Indenture and making any change that does not adversely affect the rights of any Holder in any material respect. Other amendments of the Indenture or the Notes may be made by the Company and the Trustee with the consent of the Holders of not less than a majority of the aggregate principal amount of the outstanding Notes, subject to certain exceptions requiring the consent of the Holders of the particular Notes to be affected.

13. Successor Corporation. When a successor corporation assumes all the obligations of its predecessor under the Notes and the Indenture and the transaction complies with the terms of Article 6 of the Supplemental Indenture, the predecessor corporation will, except as provided in Article 6 of the Supplemental Indenture, be released from those obligations.

14. Defaults and Remedies. Events of Default are set forth in the Supplemental Indenture. Subject to certain limitations in the Indenture, if an Event of Default (other than an Event of Default specified in Sections 5.01(e) and 5.01(f) of the Supplemental Indenture) occurs and is continuing, then, and in each and every such case, either the Trustee, by notice in writing to the Company, or the Holders of not less than 25% of the principal amount of the Notes then outstanding, by notice in writing to the Company and the Trustee, may, and the Trustee at the request of such Holders shall, declare due and payable, if not already due and payable, the principal of and any accrued and unpaid interest on all of the Notes; and upon any such declaration all such amounts upon such Notes shall become and be immediately due and payable, anything in the Indenture or in the Notes to the contrary notwithstanding. If an Event of Default specified in Sections 5.01(e) and 5.01(f) of the Supplemental Indenture occurs, then the principal of and any accrued and unpaid interest on all of the Notes shall immediately become due and payable without any declaration or other act on the part of the Trustee or any Holder. Holders may not enforce the Indenture or the Notes except as provided in the Indenture. The Trustee may require security or indemnity satisfactory to it in its sole discretion before it enforces the Indenture or the Notes. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power, provided, that the Trustee will be entitled to refuse to follow any such direction that conflicts with law or the Indenture or that the Trustee determines in good faith is unduly prejudicial to the rights of other Holders or could, in reasonable likelihood, impose personal liability upon the Trustee, unless the Trustee is offered, and if requested, provided indemnity satisfactory to it. The Trustee may withhold from Holders notice of any continuing default (except a default in payment of principal, premium, if any, or interest on the Notes) if it determines that withholding notice is in their best interests.

15. Trustee Dealings with Company. Subject to certain limitations imposed by the Trust Indenture Act, the Trustee, in its individual or any other capacity, may make loans to, accept deposits from, perform services for or otherwise deal with the Company or any Affiliate thereof, with the same rights it would have as if it were not Trustee.

16. No Recourse Against Others. No past, present or future director, officer, employee, incorporator, agent, member or stockholder or Affiliate of the Company, as such, shall have any liability for any obligations of the Company under the Notes, the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of Notes by accepting a Note waives and releases all such liabilities. The waiver and release are part of the consideration for issuance of the Notes.

17. Discharge; Defeasance. The Company’s obligations pursuant to the Indenture will be discharged, except for obligations pursuant to certain sections thereof, subject to the terms of the Indenture, upon the payment of all the Notes or upon the irrevocable deposit with the Trustee of United States dollars or Government Obligations sufficient to pay when due principal of and interest on the Notes to maturity or redemption.

The Indenture contains provisions for defeasance at any time of (a) the entire indebtedness of the Company on this Note and (b) certain restrictive covenants and the related Events of Default, upon compliance by the Company with certain conditions set forth therein, which provisions apply to this Note.

18. Guarantee. As more fully set forth in the First Supplemental Indenture, the Company’s obligations under the Notes shall be guaranteed, under certain circumstances, by certain Domestic Subsidiaries of the Company that execute a supplemental indenture in accordance with the Supplemental Indenture.

19. Authentication. This Note shall not be valid until the Trustee signs the certificate of authentication on the other side of this Security.

20. Governing Law. THIS NOTE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.

21. Abbreviations. Customary abbreviations may be used in the name of a Holder or an assignee, such as: TEN COM (= tenants in common), TENANT (= tenants by the entireties), JT TEN (= joint tenants with right of survivorship and not as tenants in common), CUST (= Custodian), and U/G/M/A (= Uniform Gifts to Minors Act).

The Company will furnish to any Holder upon written request and without charge a copy of the Indenture. Requests may be made to:

Teledyne Technologies Incorporated

1049 Camino Dos Rios

Thousand Oaks, California 91360

Attn: General Counsel

Tel: (805)-373-4545

ASSIGNMENT

I or we assign and transfer this Note to:

(Insert assignee’s social security or tax I.D. number)

(Print or type name, address and zip code of assignee)

and irrevocably appoint:

Agent to transfer this Note on the books of the Company. The Agent may substitute another to act for him.

Date:
Your
Signature:
Sign exactly as your name appears on the other side of this Note
Signature
Guarantee:

SIGNATURE GUARANTEE

Signatures must be guaranteed by an “eligible guarantor institution” meeting the requirements of the Registrar, which requirements include membership or participation in the Security Transfer Agent Medallion Program (“STAMP”) or such other “signature guarantee program” as may be determined by the Registrar in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

EXHIBIT D

FORM OF 2.250% NOTE DUE 2028

THIS NOTE IS A GLOBAL SECURITY WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITARY OR A NOMINEE THEREOF. THIS NOTE MAY NOT BE EXCHANGED IN WHOLE OR IN PART FOR A NOTE REGISTERED, AND NO TRANSFER OF THIS SECURITY IN WHOLE OR IN PART MAY BE REGISTERED, IN THE NAME OF ANY PERSON OTHER THAN SUCH DEPOSITARY OR A NOMINEE THEREOF, EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE.

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY TO THE ISSUER OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO., OR SUCH OTHER NAME AS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY AND ANY PAYMENT HEREON IS MADE TO CEDE & CO., ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

CUSIP No.: 879360 AD7

ISIN No.: US879360AD71

TELEDYNE TECHNOLOGIES INCORPORATED

No. [●]	$[●]

2.250% NOTE DUE 2028

TELEDYNE TECHNOLOGIES INCORPORATED, a Delaware corporation, as issuer (the “Company”), for value received, promises to pay to CEDE & CO. or registered assigns the principal sum of $[●] on April 1, 2028.

Interest Payment Dates: April 1 and October 1 of each year, commencing October 1, 2021.

Record Dates: March 15 and September 15 of each year.

Reference is made to the further provisions of this Note contained herein, which will for all purposes have the same effect as if set forth at this place.

IN WITNESS WHEREOF, the Company has caused this Note to be signed manually or by facsimile by one of its duly authorized officers.

Dated: [●], 2021	TELEDYNE TECHNOLOGIES INCORPORATED

By:
Name:
Title:

Certificate of Authentication

This is one of the 2.250% Notes due 2028 referred to in the within-mentioned Indenture.

U.S. BANK NATIONAL ASSOCIATION, as Trustee

By:
Name:
Title:

Dated: [●], 2021

TELEDYNE TECHNOLOGIES INCORPORATED

2.250% NOTE DUE 2028

1. Interest. Teledyne Technologies Incorporated, a Delaware corporation, as issuer (the “Company”), promises to pay, until the principal hereof is paid or made available for payment, interest on the principal amount set forth on the face hereof at a rate of 2.250% per annum. Interest hereon will accrue from and including the most recent date to which interest has been paid or, if no interest has been paid, from and including March 22, 2021 to, but excluding, the date on which interest is paid. Interest shall be payable in arrears on April 1 and October 1 of each year, commencing October 1, 2021. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. The Company shall pay interest on overdue principal and on overdue interest (to the full extent permitted by law) at the rate borne by the Notes.

2. Method of Payment. The Company will pay interest hereon (except defaulted interest) to the Persons who are registered Holders at the close of business on the March 15 and September 15 immediately preceding the interest payment date (whether or not a Business Day). Holders do not have to surrender Notes to a Paying Agent to collect principal payments. The Company will pay to the Paying Agent principal and interest in money of the United States of America that at the time of payment is legal tender for payment of public and private debts. If a Holder has given wire transfer instructions to the Company, the Company will pay, or cause to be paid by the Paying Agent, all principal (and premium, if any) and interest on that Holder’s Notes in accordance with those instructions. All other payments on the Notes will be made at the office or agency of the Paying Agent and Registrar unless the Company elects to make interest payments by check mailed to the Holders at their address set forth in the register of Holders.

3. Paying Agent and Registrar. Initially, U.S. Bank National Association (the “Trustee”) will act as a Paying Agent and Security Registrar. The Company may change any Paying Agent or Security Registrar without notice to the Holders. The Company or any of its Subsidiaries may act as Paying Agent or Security Registrar.

4. Indenture. This Note is one of the series designated on the face hereof. This Note is one of a duly authorized issue of securities of the Company issued and to be issued in one or more series under an Indenture, dated as of March 22, 2021 (the “Base Indenture”), between the Company and the Trustee, as supplemented by the First Supplemental Indenture, dated as of March 22, 2021 (the “Supplemental Indenture” and, together with the Base Indenture, as supplemented by the Supplemental Indenture, the “Indenture”). This is one of an issue of Notes of the Company issued, or to be issued, under the Indenture. The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939 (15 U.S. Code §§ 77aaa-77bbbb), as amended from time to time (the “Trust Indenture Act”). The Notes are subject to all such terms, and Holders are referred to the Indenture and the Trust Indenture Act for a statement of them. Capitalized and certain other terms used herein and not otherwise defined have the meanings set forth in the Indenture.

5. Optional Redemption. The Notes of this series are subject to redemption at any time or from time to time, prior to February 1, 2028, in whole or in part, at the Company’s option at a Redemption Price equal to the greater of (i) 100% of the principal amount of the Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed that would be due at maturity of such Notes (exclusive of interest accrued to the Redemption Date) discounted to the Redemption Date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Rate plus 15 basis points, plus accrued and unpaid interest thereon to, but excluding, the Redemption Date. In addition, the Notes are subject to redemption at any time or from time to time, in whole or in part, at the Company’s option, from and after February 1, 2028, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest, if any, on such Notes to, but excluding, the Redemption Date. The Company may provide in such notice that payment of such price and performance of the Company’s obligations with respect to such redemption or purchase may be performed by another Person. Any such notice may, at the Company’s discretion, be subject to the satisfaction of one or more conditions precedent.

Any notice to holders of Notes of a redemption pursuant to this paragraph 5 will include the appropriate calculation of the Redemption Price, but does not need to include the Redemption Price itself. The actual Redemption Price, calculated as described above, will be set forth in an Officer’s Certificate of the Company delivered to the Trustee no later than two Business Days prior to the Redemption Date.

6. Redemption Procedures. The Company will select Notes called for redemption in part pursuant to paragraph 5 on a pro rata basis or on as nearly a pro rata basis as is practicable (subject to procedures of the Depositary); provided that Notes in principal amount of $2,000 or less shall be redeemed in whole and not in part. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note, or in the case of Notes represented by a Global Security, the outstanding principal amount of such Global Security will be reduced by book-entry. Notes called for redemption pursuant to paragraph 5 become due on the Redemption Date. On and after the Redemption Date, interest stops accruing on Notes or portions of them called for redemption (unless there is a default in the payment thereof).

7. Notice of Redemption. Notices of redemption pursuant to paragraph 5 shall be mailed by first class mail (or sent electronically) at least 10 but not more than 60 days before the Redemption Date to each Holder of Notes to be redeemed at its registered address with a copy to the Trustee. If any Note is to be redeemed in part only, the notice of redemption that relates to such Note shall state the portion of the principal amount thereof to be redeemed.

8. Change of Control. Upon the occurrence of a Change of Control Triggering Event, unless all Notes have been called for redemption pursuant to paragraph 5, each Holder of Notes of this series shall have the right to require the Company to repurchase all or any part (equal to $2,000 or an integral multiple of $1,000 in excess thereof) of such Notes at an offer price in cash equal to the Change of Control Payment. The Change of Control Offer will be made in accordance with the terms specified in the Indenture.

9. Denominations, Transfer, Exchange. The Notes are in registered form without coupons in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. A Holder may transfer or exchange Notes in accordance with the Indenture. The Registrar may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and to pay to it any taxes and fees required by law or permitted by the Indenture.

10. Persons Deemed Owners. The registered Holder of this Note may be treated as the owner of this Note for all purposes.

11. Unclaimed Money. If money for the payment of principal or interest remains unclaimed for two years, the Trustee or Paying Agent will pay the money back to the Company at its written request. After that, Holders entitled to the money must look to the Company for payment as general creditors unless an “abandoned property” law designates another Person.

12. Amendment, Waiver, Etc. The Company and the Trustee (if a party thereto) may, without the consent of the Holders of any outstanding Notes, amend or waive the Indenture or the Notes for certain specified purposes, including, among other things, curing ambiguities, defects or inconsistencies, maintaining the qualification of the Indenture under the Trust Indenture Act, providing for the assumption by a successor to the Company of its obligations under the Indenture and making any change that does not adversely affect the rights of any Holder in any material respect. Other amendments of the Indenture or the Notes may be made by the Company and the Trustee with the consent of the Holders of not less than a majority of the aggregate principal amount of the outstanding Notes, subject to certain exceptions requiring the consent of the Holders of the particular Notes to be affected.

13. Successor Corporation. When a successor corporation assumes all the obligations of its predecessor under the Notes and the Indenture and the transaction complies with the terms of Article 6 of the Supplemental Indenture, the predecessor corporation will, except as provided in Article 6 of the Supplemental Indenture, be released from those obligations.

14. Defaults and Remedies. Events of Default are set forth in the Supplemental Indenture. Subject to certain limitations in the Indenture, if an Event of Default (other than an Event of Default specified in Sections 5.01(e) and 5.01(f) of the Supplemental Indenture) occurs and is continuing, then, and in each and every such case, either the Trustee, by notice in writing to the Company, or the Holders of not less than 25% of the principal amount of the Notes then outstanding, by notice in writing to the Company and the Trustee, may, and the Trustee at the request of such Holders shall, declare due and payable, if not already due and payable, the principal of and any accrued and unpaid interest on all of the Notes; and upon any such declaration all such amounts upon such Notes shall become and be immediately due and payable, anything in the Indenture or in the Notes to the contrary notwithstanding. If an Event of Default specified in Sections 5.01(e) and 5.01(f) of the Supplemental Indenture occurs, then the principal of and any accrued and unpaid interest on all of the Notes shall immediately become due and payable without any declaration or other act on the part of the Trustee or any Holder. Holders may not enforce the Indenture or the Notes except as provided in the Indenture. The Trustee may require security or indemnity satisfactory to it in its sole discretion before it enforces the Indenture or the Notes. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power, provided, that the Trustee will be entitled to refuse to follow any such direction that conflicts with law or the Indenture or that the Trustee determines in good faith is unduly prejudicial to the rights of other Holders or could, in reasonable likelihood, impose personal liability upon the Trustee, unless the Trustee is offered, and if requested, provided indemnity satisfactory to it. The Trustee may withhold from Holders notice of any continuing default (except a default in payment of principal, premium, if any, or interest on the Notes) if it determines that withholding notice is in their best interests.

15. Trustee Dealings with Company. Subject to certain limitations imposed by the Trust Indenture Act, the Trustee, in its individual or any other capacity, may make loans to, accept deposits from, perform services for or otherwise deal with the Company or any Affiliate thereof, with the same rights it would have as if it were not Trustee.

16. No Recourse Against Others. No past, present or future director, officer, employee, incorporator, agent, member or stockholder or Affiliate of the Company, as such, shall have any liability for any obligations of the Company under the Notes, the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of Notes by accepting a Note waives and releases all such liabilities. The waiver and release are part of the consideration for issuance of the Notes.

17. Discharge; Defeasance. The Company’s obligations pursuant to the Indenture will be discharged, except for obligations pursuant to certain sections thereof, subject to the terms of the Indenture, upon the payment of all the Notes or upon the irrevocable deposit with the Trustee of United States dollars or Government Obligations sufficient to pay when due principal of and interest on the Notes to maturity or redemption.

The Indenture contains provisions for defeasance at any time of (a) the entire indebtedness of the Company on this Note and (b) certain restrictive covenants and the related Events of Default, upon compliance by the Company with certain conditions set forth therein, which provisions apply to this Note.

18. Guarantee. As more fully set forth in the First Supplemental Indenture, the Company’s obligations under the Notes shall be guaranteed, under certain circumstances, by certain Domestic Subsidiaries of the Company that execute a supplemental indenture in accordance with the Supplemental Indenture.

19. Authentication. This Note shall not be valid until the Trustee signs the certificate of authentication on the other side of this Security.

20. Governing Law. THIS NOTE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.

21. Abbreviations. Customary abbreviations may be used in the name of a Holder or an assignee, such as: TEN COM (= tenants in common), TENANT (= tenants by the entireties), JT TEN (= joint tenants with right of survivorship and not as tenants in common), CUST (= Custodian), and U/G/M/A (= Uniform Gifts to Minors Act).

The Company will furnish to any Holder upon written request and without charge a copy of the Indenture. Requests may be made to:

Teledyne Technologies Incorporated

1049 Camino Dos Rios

Thousand Oaks, California 91360

Attn: General Counsel

Tel: (805)-373-4545

ASSIGNMENT

I or we assign and transfer this Note to:

(Insert assignee’s social security or tax I.D. number)

(Print or type name, address and zip code of assignee)

and irrevocably appoint:

Agent to transfer this Note on the books of the Company. The Agent may substitute another to act for him.

Date:
Your
Signature:
Sign exactly as your name appears on the other side of this Note
Signature
Guarantee:

SIGNATURE GUARANTEE

Signatures must be guaranteed by an “eligible guarantor institution” meeting the requirements of the Registrar, which requirements include membership or participation in the Security Transfer Agent Medallion Program (“STAMP”) or such other “signature guarantee program” as may be determined by the Registrar in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

EXHIBIT E

FORM OF 2.750% NOTE DUE 2031

THIS NOTE IS A GLOBAL SECURITY WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITARY OR A NOMINEE THEREOF. THIS NOTE MAY NOT BE EXCHANGED IN WHOLE OR IN PART FOR A NOTE REGISTERED, AND NO TRANSFER OF THIS SECURITY IN WHOLE OR IN PART MAY BE REGISTERED, IN THE NAME OF ANY PERSON OTHER THAN SUCH DEPOSITARY OR A NOMINEE THEREOF, EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE.

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY TO THE ISSUER OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO., OR SUCH OTHER NAME AS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY AND ANY PAYMENT HEREON IS MADE TO CEDE & CO., ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

CUSIP No.: 879360 AE5

ISIN No.: US879360AE54

TELEDYNE TECHNOLOGIES INCORPORATED

No. [●]	$[●]

2.750% NOTE DUE 2031

TELEDYNE TECHNOLOGIES INCORPORATED, a Delaware corporation, as issuer (the “Company”), for value received, promises to pay to CEDE & CO. or registered assigns the principal sum of $[●] on April 1, 2031.

Interest Payment Dates: April 1 and October 1 of each year, commencing October 1, 2021.

Record Dates: March 15 and September 15 of each year.

Reference is made to the further provisions of this Note contained herein, which will for all purposes have the same effect as if set forth at this place.

IN WITNESS WHEREOF, the Company has caused this Note to be signed manually or by facsimile by one of its duly authorized officers.

Dated: [●], 2021	TELEDYNE TECHNOLOGIES INCORPORATED

By:
Name:
Title:

Certificate of Authentication

This is one of the 2.750% Notes due 2031 referred to in the within-mentioned Indenture.

U.S. BANK NATIONAL ASSOCIATION, as Trustee

By:
Name:
Title:

Dated: [●], 2021

TELEDYNE TECHNOLOGIES INCORPORATED

2.750% NOTE DUE 2031

1. Interest. Teledyne Technologies Incorporated, a Delaware corporation, as issuer (the “Company”), promises to pay, until the principal hereof is paid or made available for payment, interest on the principal amount set forth on the face hereof at a rate of 2.750% per annum. Interest hereon will accrue from and including the most recent date to which interest has been paid or, if no interest has been paid, from and including March 22, 2021 to, but excluding, the date on which interest is paid. Interest shall be payable in arrears on April 1 and October 1 of each year, commencing October 1, 2021. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. The Company shall pay interest on overdue principal and on overdue interest (to the full extent permitted by law) at the rate borne by the Notes.

2. Method of Payment. The Company will pay interest hereon (except defaulted interest) to the Persons who are registered Holders at the close of business on the March 15 and September 15 immediately preceding the interest payment date (whether or not a Business Day). Holders do not have to surrender Notes to a Paying Agent to collect principal payments. The Company will pay to the Paying Agent principal and interest in money of the United States of America that at the time of payment is legal tender for payment of public and private debts. If a Holder has given wire transfer instructions to the Company, the Company will pay, or cause to be paid by the Paying Agent, all principal (and premium, if any) and interest on that Holder’s Notes in accordance with those instructions. All other payments on the Notes will be made at the office or agency of the Paying Agent and Registrar unless the Company elects to make interest payments by check mailed to the Holders at their address set forth in the register of Holders.

3. Paying Agent and Registrar. Initially, U.S. Bank National Association (the “Trustee”) will act as a Paying Agent and Security Registrar. The Company may change any Paying Agent or Security Registrar without notice to the Holders. The Company or any of its Subsidiaries may act as Paying Agent or Security Registrar.

4. Indenture. This Note is one of the series designated on the face hereof. This Note is one of a duly authorized issue of securities of the Company issued and to be issued in one or more series under an Indenture, dated as of March 22, 2021 (the “Base Indenture”), between the Company and the Trustee, as supplemented by the First Supplemental Indenture, dated as of March 22, 2021 (the “Supplemental Indenture” and, together with the Base Indenture, as supplemented by the Supplemental Indenture, the “Indenture”). This is one of an issue of Notes of the Company issued, or to be issued, under the Indenture. The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939 (15 U.S. Code §§ 77aaa-77bbbb), as amended from time to time (the “Trust Indenture Act”). The Notes are subject to all such terms, and Holders are referred to the Indenture and the Trust Indenture Act for a statement of them. Capitalized and certain other terms used herein and not otherwise defined have the meanings set forth in the Indenture.

5. Optional Redemption; Special Mandatory Redemption. The Notes of this series are subject to redemption at any time or from time to time, prior to January 2, 2031, in whole or in part, at the Company’s option at a Redemption Price equal to the greater of (i) 100% of the principal amount of the Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed that would be due at maturity of such Notes (exclusive of interest accrued to the Redemption Date) discounted to the Redemption Date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Rate plus 20 basis points, plus accrued and unpaid interest thereon to, but excluding, the Redemption Date. In addition, the Notes are subject to redemption at any time or from time to time, in whole or in part, at the Company’s option, from and after January 2, 2031, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest, if any, on such Notes to, but excluding, the Redemption Date. The Company may provide in such notice that payment of such price and performance of the Company’s obligations with respect to such redemption or purchase may be performed by another Person. Any such notice may, at the Company’s discretion, be subject to the satisfaction of one or more conditions precedent. In addition, the Notes may be subject to special mandatory redemption as further described in the First Supplemental Indenture.

Any notice to holders of Notes of a redemption pursuant to this paragraph 5 will include the appropriate calculation of the Redemption Price, but does not need to include the Redemption Price itself. The actual Redemption Price, calculated as described above, will be set forth in an Officer’s Certificate of the Company delivered to the Trustee no later than two Business Days prior to the Redemption Date.

6. Redemption Procedures. The Company will select Notes called for redemption in part pursuant to paragraph 5 on a pro rata basis or on as nearly a pro rata basis as is practicable (subject to procedures of the Depositary); provided that Notes in principal amount of $2,000 or less shall be redeemed in whole and not in part. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note, or in the case of Notes represented by a Global Security, the outstanding principal amount of such Global Security will be reduced by book-entry. Notes called for redemption pursuant to paragraph 5 become due on the Redemption Date. On and after the Redemption Date, interest stops accruing on Notes or portions of them called for redemption (unless there is a default in the payment thereof).

7. Notice of Redemption. Notices of redemption pursuant to paragraph 5 shall be mailed by first class mail (or sent electronically) at least 10 but not more than 60 days before the Redemption Date to each Holder of Notes to be redeemed at its registered address with a copy to the Trustee. If any Note is to be redeemed in part only, the notice of redemption that relates to such Note shall state the portion of the principal amount thereof to be redeemed.

8. Change of Control. Upon the occurrence of a Change of Control Triggering Event, unless all Notes have been called for redemption pursuant to paragraph 5, each Holder of Notes of this series shall have the right to require the Company to repurchase all or any part (equal to $2,000 or an integral multiple of $1,000 in excess thereof) of such Notes at an offer price in cash equal to the Change of Control Payment. The Change of Control Offer will be made in accordance with the terms specified in the Indenture.

9. Denominations, Transfer, Exchange. The Notes are in registered form without coupons in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. A Holder may transfer or exchange Notes in accordance with the Indenture. The Registrar may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and to pay to it any taxes and fees required by law or permitted by the Indenture.

10. Persons Deemed Owners. The registered Holder of this Note may be treated as the owner of this Note for all purposes.

11. Unclaimed Money. If money for the payment of principal or interest remains unclaimed for two years, the Trustee or Paying Agent will pay the money back to the Company at its written request. After that, Holders entitled to the money must look to the Company for payment as general creditors unless an “abandoned property” law designates another Person.

12. Amendment, Waiver, Etc. The Company and the Trustee (if a party thereto) may, without the consent of the Holders of any outstanding Notes, amend or waive the Indenture or the Notes for certain specified purposes, including, among other things, curing ambiguities, defects or inconsistencies, maintaining the qualification of the Indenture under the Trust Indenture Act, providing for the assumption by a successor to the

Company of its obligations under the Indenture and making any change that does not adversely affect the rights of any Holder in any material respect. Other amendments of the Indenture or the Notes may be made by the Company and the Trustee with the consent of the Holders of not less than a majority of the aggregate principal amount of the outstanding Notes, subject to certain exceptions requiring the consent of the Holders of the particular Notes to be affected.

13. Successor Corporation. When a successor corporation assumes all the obligations of its predecessor under the Notes and the Indenture and the transaction complies with the terms of Article 6 of the Supplemental Indenture, the predecessor corporation will, except as provided in Article 6 of the Supplemental Indenture, be released from those obligations.

14. Defaults and Remedies. Events of Default are set forth in the Supplemental Indenture. Subject to certain limitations in the Indenture, if an Event of Default (other than an Event of Default specified in Sections 5.01(e) and 5.01(f) of the Supplemental Indenture) occurs and is continuing, then, and in each and every such case, either the Trustee, by notice in writing to the Company, or the Holders of not less than 25% of the principal amount of the Notes then outstanding, by notice in writing to the Company and the Trustee, may, and the Trustee at the request of such Holders shall, declare due and payable, if not already due and payable, the principal of and any accrued and unpaid interest on all of the Notes; and upon any such declaration all such amounts upon such Notes shall become and be immediately due and payable, anything in the Indenture or in the Notes to the contrary notwithstanding. If an Event of Default specified in Sections 5.01(e) and 5.01(f) of the Supplemental Indenture occurs, then the principal of and any accrued and unpaid interest on all of the Notes shall immediately become due and payable without any declaration or other act on the part of the Trustee or any Holder. Holders may not enforce the Indenture or the Notes except as provided in the Indenture. The Trustee may require security or indemnity satisfactory to it in its sole discretion before it enforces the Indenture or the Notes. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power, provided, that the Trustee will be entitled to refuse to follow any such direction that conflicts with law or the Indenture or that the Trustee determines in good faith is unduly prejudicial to the rights of other Holders or could, in reasonable likelihood, impose personal liability upon the Trustee, unless the Trustee is offered, and if requested, provided indemnity satisfactory to it. The Trustee may withhold from Holders notice of any continuing default (except a default in payment of principal, premium, if any, or interest on the Notes) if it determines that withholding notice is in their best interests.

15. Trustee Dealings with Company. Subject to certain limitations imposed by the Trust Indenture Act, the Trustee, in its individual or any other capacity, may make loans to, accept deposits from, perform services for or otherwise deal with the Company or any Affiliate thereof, with the same rights it would have as if it were not Trustee.

16. No Recourse Against Others. No past, present or future director, officer, employee, incorporator, agent, member or stockholder or Affiliate of the Company, as such, shall have any liability for any obligations of the Company under the Notes, the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of Notes by accepting a Note waives and releases all such liabilities. The waiver and release are part of the consideration for issuance of the Notes.

17. Discharge; Defeasance. The Company’s obligations pursuant to the Indenture will be discharged, except for obligations pursuant to certain sections thereof, subject to the terms of the Indenture, upon the payment of all the Notes or upon the irrevocable deposit with the Trustee of United States dollars or Government Obligations sufficient to pay when due principal of and interest on the Notes to maturity or redemption.

The Indenture contains provisions for defeasance at any time of (a) the entire indebtedness of the Company on this Note and (b) certain restrictive covenants and the related Events of Default, upon compliance by the Company with certain conditions set forth therein, which provisions apply to this Note.

18. Guarantee. As more fully set forth in the First Supplemental Indenture, the Company’s obligations under the Notes shall be guaranteed, under certain circumstances, by certain Domestic Subsidiaries of the Company that execute a supplemental indenture in accordance with the Supplemental Indenture.

19. Authentication. This Note shall not be valid until the Trustee signs the certificate of authentication on the other side of this Security.

20. Governing Law. THIS NOTE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.

21. Abbreviations. Customary abbreviations may be used in the name of a Holder or an assignee, such as: TEN COM (= tenants in common), TENANT (= tenants by the entireties), JT TEN (= joint tenants with right of survivorship and not as tenants in common), CUST (= Custodian), and U/G/M/A (= Uniform Gifts to Minors Act).

The Company will furnish to any Holder upon written request and without charge a copy of the Indenture. Requests may be made to:

Teledyne Technologies Incorporated

1049 Camino Dos Rios

Thousand Oaks, California 91360

Attn: General Counsel

Tel: (805)-373-4545

ASSIGNMENT

I or we assign and transfer this Note to:

(Insert assignee’s social security or tax I.D. number)

(Print or type name, address and zip code of assignee)

and irrevocably appoint:

Agent to transfer this Note on the books of the Company. The Agent may substitute another to act for him.

Date:
Your
Signature:
Sign exactly as your name appears on the other side of this Note
Signature
Guarantee:

SIGNATURE GUARANTEE

Signatures must be guaranteed by an “eligible guarantor institution” meeting the requirements of the Registrar, which requirements include membership or participation in the Security Transfer Agent Medallion Program (“STAMP”) or such other “signature guarantee program” as may be determined by the Registrar in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

EXHIBIT F

FORM OF SUPPLEMENTAL INDENTURE

TO BE DELIVERED BY GUARANTORS

FORM OF SUPPLEMENTAL INDENTURE

TO BE DELIVERED BY GUARANTORS

THIS [_________] SUPPLEMENTAL INDENTURE, dated as of [●] (the “Supplemental Indenture”), between [●] (the “Guarantor”) and U.S. Bank National Association, a national banking association, as trustee (the “Trustee”).

RECITALS:

WHEREAS, Teledyne Technologies Incorporated, a Delaware corporation (the “Company”), has executed and delivered to the Trustee an Indenture, dated as of March 22, 2021 (the “Indenture”), as supplemented by the First Supplemental Indenture thereto, dated as of March 22, 2021 (the “First Supplemental Indenture”), providing for the issuance by the Company of its 0.650% Notes due 2023 (the 2023 Notes), 0.950% Notes due 2024 (the “2024 Notes”), 1.600% Notes due 2026 (the “2026 Notes”), 2.250% Notes due 2028 (the “2028 Notes”) and 2.750% Notes due 2031 (the “2031 Notes” and, together with the 2023 Notes, the 2024 Notes, the 2026 Notes and the 2028 Notes, the “Securities”);

WHEREAS, the Indenture provides that, under certain circumstances, the Guarantor shall execute and deliver to the Trustee a supplemental indenture pursuant to which the Guarantor shall unconditionally guarantee all of the Company’s obligations under the Securities and the Indenture on the terms and conditions set forth herein;

WHEREAS, all things necessary to make this Supplemental Indenture a valid agreement of the Guarantor and the Trustee, in accordance with its terms, and a valid amendment of, and supplement to, the Indenture have been done;

NOW, THEREFORE, in consideration of the premises and the purchase and acceptance of the Securities by the Holders thereof, the Guarantor covenants and agrees with the Trustee, for the equal and ratable benefit of the Holders, that the Indenture is supplemented and amended, to the extent expressed herein as follows:

1. Generally.

(a) Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed thereto in the Indenture.

(b) The rules of construction set forth in the Indenture shall be applied hereto as if set forth in full herein.

2. Agreement to Guarantee.

(a) In accordance with the terms of Article 7 of the First Supplemental Indenture, the Guarantor jointly and severally, with any other Guarantors, and fully and unconditionally guarantees to each Holder of a Security authenticated and delivered by the Trustee and to the Trustee and its successors and assigns, irrespective of the validity and enforceability of the Indenture, the Securities or the obligations of the Company hereunder or thereunder, that:

(i)

the principal of, premium, if any, and interest on the Securities shall be promptly paid in full when due, whether at maturity, by acceleration, redemption or otherwise, and interest on the overdue principal of, premium, if any, and interest on the Securities, if lawful (subject in all cases to any applicable grace period provided in the Indenture), and all other obligations of the Company to the Holders or the Trustee under the Securities or under the Indenture, including any obligations to repurchase Securities from the Holders, will be promptly paid in full or performed, all in accordance with the terms hereof and thereof; and

(ii)

in case of any extension of time of payment or renewal of any Securities or any of such other obligations, the same will be promptly paid in full when due or performed in accordance with the terms of the extension or renewal, whether at stated maturity, by acceleration or otherwise. Failing payment when due of any amount so guaranteed or any performance so guaranteed for whatever reason, the Guarantor shall be jointly and severally obligated to pay the same immediately. The Guarantor agrees that this is a guarantee of payment and not a guarantee of collection.

(b) The Guarantor hereby agrees that, to the maximum extent permitted under applicable law, its obligations hereunder shall be unconditional, irrespective of the validity, regularity or enforceability of the Securities or the Indenture, the absence of any action to enforce the same, any waiver or consent by any Holder of the Securities with respect to any provisions hereof or thereof, the recovery of any judgment against the Company, any action to enforce the same or any other circumstance that might otherwise constitute a legal or equitable discharge or defense of the Guarantor.

(c) The Guarantor, pursuant to Section 7.02 of the First Supplemental Indenture, hereby waives diligence, presentment, demand of payment, filing of claims with a court in the event of insolvency or bankruptcy of the Company, any right to require a proceeding first against the Company, protest, notice and all demands whatsoever and covenants that this Guarantee shall not be discharged except by complete performance of the obligations contained in the Securities and the Indenture.

(d) The Guarantor agrees that if any Holder or the Trustee is required by any court or otherwise to return to the Company, the Guarantors, or any custodian, trustee, liquidator or other similar official acting in relation to any of the Company or the Guarantors, any amount paid by any of them to the Trustee or such Holder, this Guarantee, to the extent theretofore discharged, shall be reinstated in full force and effect.

(e) The Guarantor agrees that it shall not be entitled to any right of subrogation in relation to the Holders in respect of any obligations guaranteed hereby until payment in full of all obligations guaranteed hereby.

(f) The Guarantor agrees that, as between the Guarantors, on the one hand, and the Holders and the Trustee, on the other hand, (x) the maturity of the obligations guaranteed hereby may be accelerated as provided in Article 5 of the Indenture for the purposes of this Guarantee, notwithstanding any stay, injunction or other prohibition preventing such acceleration in respect of the obligations guaranteed hereby, and (y) in the event of any declaration of acceleration of such obligations as provided in Article 5 of the Indenture, such obligations (whether or not due and payable) shall forthwith become due and payable by the Guarantor for the purpose of this Guarantee.

(g) If the Guarantor makes a payment under its Guarantee, the Guarantor shall have the right to seek contribution from any non-paying Guarantor, so long as the exercise of such right does not impair the rights of the Holders under the Guarantee.

(h) The Guarantor confirms, pursuant to Section 7.02 of the First Supplemental Indenture, that the maximum aggregate amount guaranteed hereunder shall not exceed the maximum amount that can be hereby guaranteed without rendering this Guarantee voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally.

3. Execution and Delivery. The Guarantor agrees that the Guarantee shall remain in full force and effect notwithstanding any failure to endorse on each Security a notation of such Guarantee.

4. Guarantor May Consolidate, etc., on Certain Terms.

(a) Except as set forth in Section 5 hereto, the Guarantor agrees that it may not sell, lease, transfer, convey or otherwise dispose of all or substantially all of its assets to, or consolidate with or merge with or into (whether or not the Guarantor is the surviving Person), another Person, other than the Company or another Guarantor, unless (1) immediately after giving effect to that transaction, no Default or Event of Default exists and (2) the Person acquiring the property in any such sale, lease, transfer, conveyance or other disposition or the Person formed by or surviving any such consolidation or merger (if other than the Guarantor) is organized or existing under the laws of the United States of America, any State thereof or the District of Columbia and assumes all the obligations of the Guarantor under the Indenture and the Guarantee pursuant to a supplemental indenture satisfactory to the Trustee.

(b) In case of any such consolidation, merger, sale, lease, transfer, conveyance or other disposition governed by Section 4(a)(2), above, upon the assumption by the successor Person, by supplemental indenture, executed and delivered to the Trustee and satisfactory in form to the Trustee, of the Guarantee endorsed upon the Securities and the due and punctual performance of all of the covenants and conditions to be performed by the Guarantor pursuant to the Indenture, such successor Person shall succeed to and be substituted for the Guarantor with the same effect as if it had been named herein as the Guarantor. Such successor Person thereupon may cause to be signed any or all of the Guarantees to be endorsed upon all of the Securities issuable hereunder which theretofore shall not have been signed by the Company and delivered to the Trustee. Any Guarantee so issued shall in all respects have the same legal rank and benefit under the Indenture as the Guarantees theretofore and thereafter issued in accordance with the terms of the Indenture as though all of such Guarantees had been issued at the date of the execution hereof.

5. Release.

(a) The Guarantor shall be automatically released and relieved of any obligations under its Guarantee, (i) in connection with any sale or other disposition of all of the capital stock of the Guarantor, or all or substantially all of the Guarantor’s assets, to a Person that is not (either before or after giving effect to such transaction) the Company or a Domestic Subsidiary of the Company required to deliver a Guarantee under Section 4.03 of the First Supplemental Indenture; (ii) upon Legal Defeasance or Covenant Defeasance as permitted under the Indenture; or (iii) upon release or discharge of all guarantees by the Guarantor of all other indebtedness of the Company, except a discharge or release by or as a result of payment under such guarantees of other indebtedness of the Company. In addition, if applicable, the Guarantor shall be automatically released and relieved of any obligations under its Guarantee in accordance with Section 4.03 of the First Supplemental Indenture.

(b) Upon delivery by the Company to the Trustee of an Officer’s Certificate to the effect that one of the foregoing requirements has been satisfied and the conditions to the release of the Guarantor under this Section 5 have been met, the Trustee shall execute any documents reasonably required in order to evidence the release of the Guarantor from its obligations under its Guarantee. If the Guarantor is not released from its obligations under the Guarantee, the Guarantor shall remain liable for the full amount of principal of, premium, if any, and interest on the Securities and for any other obligations of the Company as provided in Article 7 of the First Supplemental Indenture.

6. No Recourse Against Others. Pursuant to Section 1.15 of the Indenture, no director, officer, employee, incorporator, stockholder, member, manager or partner of the Guarantor shall have any liability for any obligations of the Guarantor under the Securities, the Indenture, the Guarantee or for any claim based on, in respect of, or by reason of, such obligations or their creation.

7. Trustee Not Responsible for Recitals. The recitals contained herein shall be taken as the statements of the Guarantor, and the Trustee assumes no responsibility for the correctness of the same. The Trustee makes no representations as to the validity or sufficiency of this Supplemental Indenture or of the Securities.

8. Headings, Etc. The headings of Sections of this Supplemental Indenture have been inserted for convenience of reference only, are not to be considered a part hereof and shall in no way modify or restrict any of the terms or provisions hereof.

9. Multiple Counterparts. The parties may sign multiple counterparts of this Supplemental Indenture. Each signed copy shall be deemed an original, but all of them together represent one and the same agreement.

10. Governing Law. THIS SUPPLEMENTAL INDENTURE AND THE SECURITIES SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have caused this Supplemental Indenture to be duly executed all as of the date and year first written above.

[GUARANTOR]

By:
Name:
Title:

U.S. BANK NATIONAL ASSOCIATION, as Trustee

By:
Name:
Title:

Exhibit 5.1

March 22, 2021

Teledyne Technologies Incorporated

1049 Camino Dos Rios

Thousand Oaks, California 91360

Ladies and Gentlemen:

We have acted as special counsel to Teledyne Technologies Incorporated, a Delaware corporation (the “Company”), in connection with (i) the Registration Statement on Form S-3 (File No. 333-253860) (the “Registration Statement”), which was filed by the Company with the Securities and Exchange Commission (the “SEC”) in connection with the registration under the Securities Act of 1933, as amended (the “Act”), of certain Debt Securities of the Company, and (ii) the issuance by the Company of $300,000,000 aggregate principal amount of the Company’s 0.650% Notes due 2023 (the “2023 Notes”), (ii) $450,000,000 aggregate principal amount of the Company’s 0.950% Notes due 2024 (the “2024 Notes”), (iii) $450,000,000 aggregate principal amount of the Company’s 1.600% Notes due 2026 (the “2026 Notes”), (iv) $700,000,000 aggregate principal amount of the Company’s 2.250% Notes due 2028 (the “2028 Notes”), and (v) $1,100,000,000 aggregate principal amount of the Company’s 2.750% Notes due 2031 (the “2031 Notes” and, together with the 2023 Notes, the 2024 Notes, the 2026 Notes and the 2028 Notes, the “Notes”), as described in the Company’s Prospectus, dated March 4, 2021 (the “Prospectus”) and Prospectus Supplement, dated March 8, 2021 (the “Prospectus Supplement”). The Registration Statement became effective on March 4, 2021. This opinion letter is being furnished in accordance with the requirements of Item 16 of Form S-3 and Item 601(b)(5)(i) of Regulation S-K promulgated under the Act.

The Notes, which are Debt Securities for purposes of the Registration Statement, are being issued under an Indenture, dated as of March 22, 2021 (the “Base Indenture”), by and between the Company and U.S. Bank National Association, as trustee (in such capacity, the “Trustee”), as supplemented by a First Supplemental Indenture, dated as of March 22, 2021 (the “First Supplemental Indenture”), by and between the Company and the Trustee pertaining to the Notes, and are being offered to the public in accordance with an Underwriting Agreement, dated March 8, 2021 (the “Underwriting Agreement”), by and among the Company and the Underwriters named on Schedule A thereto. Capitalized terms used and not defined herein shall have the meanings assigned to them in the Registration Statement or the Indenture (as defined below).

Documents Reviewed

In connection with this opinion letter, we have examined the following documents:

(a)	the Registration Statement;

(b)	the Prospectus;

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(c)	the Prospectus Supplement;

(d)	the Base Indenture;

(e)	the First Supplemental Indenture;

(f)

the global security (No. 1) dated the date hereof registered in the name of Cede & Co. evidencing $300,000,000 principal amount of the 2023 Notes, the global security (No. 1) dated the date hereof registered in the name of Cede & Co. evidencing $450,000,000 principal amount of the 2024 Notes, the global security (No. 1) dated the date hereof registered in the name of Cede & Co. evidencing $450,000,000 principal amount of the 2026 Notes, the global security (No. 1) dated the date hereof registered in the name of Cede & Co. evidencing $500,000,000 principal amount of the 2028 Notes, the global security (No. 2) dated the date hereof registered in the name of Cede & Co. evidencing $200,000,000 principal amount of the 2028 Notes, the global security (No. 1) dated the date hereof registered in the name of Cede & Co. evidencing $500,000,000 principal amount of the 2031 Notes, the global security (No. 2) dated the date hereof registered in the name of Cede & Co. evidencing $500,000,000 principal amount of the 2031 Notes, and the global security (No. 3) dated the date hereof registered in the name of Cede & Co. evidencing $100,000,000 principal amount of the 2031 Notes (the “Global Securities”); and

(g)	the Underwriting Agreement.

The documents referred to in clauses (d) through (g) above are referred to collectively as the “Subject Documents” and each, individually, as a “Subject Document,” and the Base Indenture, as supplemented by the First Supplemental Indenture, is referred to as the “Indenture.”

In addition we have examined and relied upon the following:

(i) a certificate from the Secretary of the Company certifying as to (A) true and correct copies of the certificate of incorporation and bylaws of the Company (the “Organizational Documents”), (B) the resolutions of the Board of Directors of the Company effective January 26, 2021 authorizing the filing of the Registration Statement and regarding the issuance and sale of the Notes by the Company, (C) the approval of the pricing committee consisting of certain officers of the Company effective March 8, 2021 relating to the issuance and sale of the Notes by the Company, and (D) the incumbency and specimen signature(s) of the individual(s) authorized to execute and deliver the First Supplemental Indenture, the Global Securities and the Underwriting Agreement on behalf of the Company;

(ii) a certificate dated March 22, 2021 issued by the Secretary of State of the State of Delaware attesting to the corporate status and good standing of the Company in the State of Delaware; and

(iii) originals, or copies identified to our satisfaction as being true copies, of such other records, documents and instruments as we have deemed necessary for the purposes of this opinion letter.

“Applicable Law” means the Delaware General Corporation Law, the law of the State of New York and the relevant laws of the United States.

Assumptions Underlying Our Opinions

For all purposes of the opinions expressed herein, we have assumed, without independent investigation, the following:

(a) Factual Matters. To the extent that we have reviewed and relied upon (i) certificates of the Company or authorized representatives thereof, (ii) representations of the Company set forth in the Subject Documents (if any), and (iii) certificates and assurances from public officials, all of such certificates, representations and assurances are accurate with regard to factual matters.

(b) Signatures. The signatures of individuals who have signed the Subject Documents are genuine and (other than those of individuals signing on behalf of the Company) authorized.

(c) Authentic and Conforming Documents. All documents submitted to us as originals are authentic, complete and accurate, and all documents submitted to us as copies conform to authentic original documents.

(d) Organizational Status, Power and Authority and Legal Capacity of Certain Parties. All parties to the Subject Documents are validly existing and in good standing in their respective jurisdictions of formation and have the capacity and full power and authority to execute, deliver and perform the Subject Documents and the documents required or permitted to be delivered and performed thereunder, except that no such assumption is made as to the Company. All individuals who have signed each Subject Document had the legal capacity to execute such Subject Document.

(e) Authorization, Execution and Delivery of Subject Documents. The Subject Documents and the documents required or permitted to be delivered thereunder have been duly authorized by all necessary corporate, limited liability company, business trust, partnership or other action on the part of the parties thereto and have been duly executed and delivered by such parties, except that no such assumption is made as to the Company.

(f) Subject Documents Binding on Certain Parties. The Subject Documents and the documents required or permitted to be delivered thereunder are valid and binding obligations enforceable against the parties thereto in accordance with their terms, except that no such assumption is made as to the Company.

(g) Noncontravention. Neither the issuance of the Notes by the Company or the execution and delivery of the Subject Documents by any party thereto nor the performance by such party of its obligations thereunder will conflict with or result in a breach of (i) the certificate or articles of incorporation, bylaws, certificate or articles of organization, operating agreement, certificate of limited partnership, partnership agreement, trust agreement or other similar organizational documents of any such party, except that no such assumption is made with respect to the Company as to its Organizational Documents, (ii) any law or regulation of any jurisdiction applicable to any such party, except that no such assumption is made with respect to the Company as to any Applicable Law or (iii) any order, writ, injunction or decree of any court or governmental instrumentality or agency applicable to any such party or any agreement or instrument to which any such party may be a party or by which its properties are subject or bound, except that no such assumption is made with respect to the Company as to the Subject Documents.

(h) Governmental Approvals. All consents, approvals and authorizations of, or filings with, all governmental authorities that are required as a condition to the issuance of the Notes or to the execution and delivery of the Subject Documents by the parties thereto or the performance by such parties of their obligations thereunder have been obtained or made, except that no such assumption is made with respect to any consent, approval, authorization or filing that is applicable to the Company.

(i) No Mutual Mistake, Amendments, etc. There has not been any mutual mistake of fact, fraud, duress or undue influence in connection with the issuance of the Notes as contemplated by the Registration Statement, Prospectus and the Prospectus Supplement. There are no oral or written statements or agreements that modify, amend or vary, or purport to amend or vary, any of the terms of the Subject Documents except for, in the case of the terms of the Base Indenture applicable to the Notes, the First Supplemental Indenture.

Our Opinions

Based on and subject to the foregoing and the exclusions, qualifications, limitations and other assumptions set forth in this opinion letter, we are of the opinion that:

1. Organizational Status. The Company is a validly existing corporation under the laws of the State of Delaware, and is in good standing under such laws.

2. Power and Authority. The Company has the corporate power and authority to issue the Notes.

3. Validity. When (i) the Notes have been issued and sold as contemplated by the Registration Statement, the Prospectus and the Prospectus Supplement, (ii) the Company has received the consideration provided for in the Prospectus Supplement and the Underwriting Agreement and (iii) the Notes have been completed, executed, authenticated and delivered in accordance with the provisions of the Indenture, the Notes will constitute the valid and binding obligations of the Company, enforceable against the Company in accordance with their terms.

Matters Excluded from Our Opinions

We express no opinion with respect to the enforceability of any agreement of the Company as may be included in any Subject Document relating to indemnification, contribution or exculpation from costs, expenses or other liabilities or regarding the choice of governing law (other than the enforceability in a court of the State of New York or in a federal court sitting in the State of New York and applying New York law to any such agreement that the laws of the State of New York shall govern).

Qualifications and Limitations Applicable to Our Opinions

The opinions set forth above are subject to the following qualifications and limitations:

(a) Applicable Law. Our opinions are limited to the Applicable Law, and we do not express any opinion concerning any other law.

(b) Bankruptcy. Our opinions are subject to the effect of any applicable bankruptcy, insolvency (including, without limitation, laws relating to preferences, fraudulent transfers and equitable subordination), reorganization, moratorium and other similar laws affecting creditors’ rights generally.

(c) Equitable Principles. Our opinions are subject to the effect of general principles of equity (regardless of whether considered in a proceeding in equity or at law), including, without limitation, concepts of materiality, reasonableness, good faith and fair dealing. In applying such principles, a court, among other things, might limit the availability of specific equitable remedies (such as injunctive relief and the remedy of specific performance), might not allow a creditor to accelerate maturity of debt or exercise other remedies upon the occurrence of a default deemed immaterial or for non-credit reasons or might decline to order a debtor to perform covenants in a Subject Document.

(d) Unenforceability of Certain Provisions. Provisions contained in the Notes or the Subject Documents which require waivers or amendments to be made only in writing may be unenforceable or ineffective, in whole or in part. The inclusion of such provisions, however, does not render any of the Notes or the Subject Documents invalid as a whole.

(e) Choice of New York Law and Forum. To the extent that our opinions relate to the enforceability of the choice of New York law or any choice of New York forum provisions of any Subject Document, our opinion is rendered in reliance upon N.Y. Gen. Oblig. Law §§ 5-1401 and 5-1402 and N.Y. CPLR 327(b) and is subject to the qualification that such enforceability may be limited by principles of public policy, comity and constitutionality. We express no opinion as to whether a United States federal court would have subject-matter or personal jurisdiction over a controversy arising under the Subject Documents.

Miscellaneous

The foregoing opinion is being furnished only for the purpose referred to in the first paragraph of this opinion letter. Our opinions are based on statutes, regulations and administrative and judicial interpretations which are subject to change. We undertake no responsibility to update or supplement these opinions subsequent to the date hereof. We hereby consent to the filing of this opinion as an exhibit to the Company’s Current Report on Form 8-K and the incorporation of this opinion by reference in the Registration Statement and to references to us under the heading “Legal Matters” in the Registration Statement and in the Prospectus Supplement relating to the Notes. In giving this consent, we do not admit that we are within the category of persons whose consent is required by Section 7 of the Act or the rules and regulations of the SEC promulgated thereunder.

Very truly yours,

/s/ McGuireWoods LLP

Exhibit 99.1

1049 Camino Dos Rios

Thousand Oaks, CA 91360

NEWSRELEASE

Teledyne Completes FLIR Acquisition Financing

THOUSAND OAKS, Calif. – March 22, 2021 – Teledyne Technologies Incorporated (NYSE:TDY) announced today that it has completed all permanent financing for the pending acquisition of FLIR Systems, Inc. (NASDAQ:FLIR). Given the permanent financing, together with certain continuing debt, Teledyne expects its weighted average borrowing cost to be less than two percent upon closing the acquisition.

Today Teledyne closed an offering of $3.0 billion investment-grade bonds (the “Notes”), including $300 million aggregate principal amount of 0.65% Notes due 2023, $450 million aggregate principal amount of 0.95% Notes due 2024, $450 million aggregate principal amount of 1.60% Notes due 2026, $700 million aggregate principal amount of 2.25% Notes due 2028 and $1.1 billion aggregate principal amount of 2.75% Notes due 2031.

Previously on March 4, Teledyne entered into a $1.00 billion Term Loan Credit Agreement and Amended and Restated Credit Agreement with capacity of $1.15 billion both maturing on March 4, 2026. Teledyne intends to use the proceeds from the Notes together with the proceeds from the $1.00 billion Term Loan and cash on hand to pay the cash portion of the consideration for the FLIR acquisition and refinance certain existing debt.

Notifications pursuant to the Hart-Scott-Rodino (“HSR”) Antitrust Improvements Act of 1976 were filed on January 29, 2021, and termination of the waiting period occurred on March 1, 2021. Subject to the receipt of additional required regulatory approvals, the transaction is expected to close in the second quarter of 2021.

If the closing of the FLIR acquisition does not occur on or before the earlier of (i) December 31, 2021, and (ii) the date the Merger Agreement, including any amendment thereof, is terminated, according to its terms, Teledyne will redeem the 2023 Notes, the 2024 Notes, the 2026 Notes, and the 2031 Notes in whole at a special mandatory redemption price equal to 101% of the aggregate principal amount of such Notes, plus accrued and unpaid interest on the principal amount of such Notes to, but excluding, the special mandatory redemption date.

About Teledyne

Teledyne Technologies is a leading provider of sophisticated instrumentation, digital imaging products and software, aerospace and defense electronics, and engineered systems. Teledyne’s operations are primarily located in the United States, Canada, the United Kingdom, and Western and Northern Europe.

Additional Information and Where to Find It

In connection with the proposed transaction between Teledyne Technologies Incorporated (“Teledyne”) and FLIR Systems, Inc. (“FLIR”), Teledyne has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that includes a joint proxy statement of Teledyne and FLIR and a prospectus of Teledyne, as well as other relevant documents concerning the proposed transaction. The Registration Statement is not yet effective. The proposed transaction involving Teledyne and FLIR will be submitted to Teledyne’s stockholders and FLIR’s stockholders for their consideration. Stockholders of Teledyne and stockholders of FLIR are urged to read the registration statement and the joint proxy statement/prospectus regarding the transaction and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information.

Stockholders can obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Teledyne and FLIR, without charge, at the SEC’s website www.sec.gov. Copies of the joint proxy statement/prospectus and the filings with the SEC that are incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Teledyne, Attn: Investor Relations, 1049 Camino Dos Rios, Thousand Oaks, California 91360, or to FLIR, Attn: Corporate Secretary, 1201 S Joyce St, Arlington, Virginia 22202.

Participants in the Solicitation

Teledyne, FLIR and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding Teledyne’s directors and executive officers is available in its definitive proxy statement for its 2021 Annual Meeting, which was filed with the SEC on March 5, 2021, its Annual Report on Form 10-K for the year ended January 3, 2021, which was filed with the SEC on February 26, 2021, and certain of its Current Reports on Form 8-K. Information regarding FLIR’s directors and executive officers is available in its Annual Report on Form 10-K, which was filed with the SEC on February 25, 2021. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described in the preceding paragraph.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.

Cautionary Statement Regarding Forward Looking Statements

This press release contains forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995, with respect to management’s beliefs about the financial condition, results of operations and businesses of Teledyne in the future. Forward-looking statements involve risks and uncertainties, are based on the current expectations of the management of Teledyne and are subject to uncertainty and changes in circumstances. The forward-looking statements contained herein may include statements about the expected effects on Teledyne of the proposed acquisition of FLIR, the anticipated timing and scope of the proposed transaction and related financing, anticipated earnings enhancements, estimated cost savings and other synergies related to the proposed transaction, costs to be incurred in achieving synergies, anticipated capital expenditures and product developments, and other strategic options. Forward-looking statements generally are accompanied by words such as “projects”, “intends”, “expects”, “anticipates”, “targets”, “estimates”, “will” and words of similar import that convey the uncertainty of future events or outcomes. All statements made in this communication that are not historical in nature should be considered forward-looking. By its nature, forward-looking information is not a guarantee of future performance or results and involves risks and uncertainties because it relates to events and depends on circumstances that will occur in the future.

Actual results could differ materially from these forward-looking statements. Many factors could change anticipated results, including: ongoing challenges and uncertainties posed by the COVID-19 pandemic for businesses and governments around the world; the occurrence of any event, change or other circumstances that could give rise to the right of Teledyne or FLIR or both to terminate the merger agreement; the outcome of any legal proceedings that may be instituted against Teledyne or FLIR in connection with the merger agreement; the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) or stockholder approvals or to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the inability to complete the acquisition and integration of FLIR successfully, to retain customers and key employees and to achieve operating synergies, including the possibility that the anticipated benefits of the proposed transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Teledyne and FLIR do business; the possibility that the proposed transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; changes in relevant tax and other laws; the inability to develop and market new competitive products; inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements and the providing of estimates of financial measures, in accordance with U.S. GAAP and related standards; operating results of FLIR being lower than anticipated; disruptions in the global economy; the spread of the COVID-19 virus resulting in production, supply, contractual and other disruptions, including facility closures and furloughs and travel restrictions; customer and supplier bankruptcies; changes in demand for products sold to the defense electronics, instrumentation, digital imaging, energy exploration and production, commercial aviation, semiconductor and communications markets; funding, continuation and award of government programs; cuts to defense spending resulting from existing and future deficit reduction measures or changes to U.S. and foreign government spending and budget priorities triggered by the COVID-19 pandemic; impacts from the United Kingdom’s exit from the European Union; uncertainties related to the policies of the new U.S. Presidential Administration; the imposition and expansion of, and responses to, trade sanctions and tariffs; escalating economic and diplomatic tension between China and the United States; and threats to the security of our confidential and proprietary information, including cyber security threats. Lower oil and natural gas prices, as well as instability in the Middle East or other oil producing regions, and new regulations or restrictions relating to energy production, including with respect to hydraulic fracturing, could further negatively affect our businesses that supply the oil and gas industry. Disruptions from the production delay of Boeing’s 737 Max aircraft and continued weakness in the commercial aerospace industry will negatively affect the markets of our commercial aviation businesses. In addition, financial market fluctuations affect the value of the Company’s pension assets. Changes in the policies of U.S. and foreign governments, including economic sanctions, could result, over time, in reductions or realignment in defense or other government spending and further changes in programs in which the Company participates. While Teledyne’s growth strategy includes possible acquisitions, we cannot provide any assurance as to when, if or on what terms any acquisitions will be made. Acquisitions involve various inherent risks, such as, among others, our ability to integrate acquired businesses, retain customers and achieve identified financial and operating synergies. There are additional risks associated with acquiring, owning and operating businesses outside of the United States, including those arising from U.S. and foreign government policy changes or actions and exchange rate fluctuations.

Additional factors that could cause results to differ materially from those described above can be found in Teledyne’s Annual Report on Form 10-K for the year ended January 3, 2021 and in other documents that Teledyne files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Teledyne does not assume any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

Contact:	Jason VanWees (805) 373-4542